As filed with the U.S. Securities and Exchange Commission on July 2, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CUMBERLAND FARMS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	5500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

Tel: (980) 394-8388

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Erik Chalut

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

Tel: (980) 394-8388

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Michael Benjamin Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Erik Chalut 13515 Ballantyne Corporate Place Charlotte, North Carolina 28277 (980) 394-8388	Michael Kaplan Roshni Banker Cariello Reuven B. Young Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check - the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED    , 2026

   Shares

Cumberland Farms Limited

Ordinary Shares

This is the initial public offering of ordinary shares of Cumberland Farms Limited. We are offering     ordinary shares.

Prior to this offering, there has been no public market for the ordinary shares. The initial public offering price is expected to be between $     and $     per ordinary share. We have applied to list our ordinary shares on Nasdaq Global Market (“Nasdaq”), under the symbol “CMBY.” It is a condition to the closing of this offering that the ordinary shares offered hereby have been duly listed on Nasdaq.

After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. We do not currently intend to take advantage of any of the controlled company exemptions available to us under the rules of Nasdaq. See “Prospectus Summary—The Reorganization” and “Management—Director Independence and Controlled Company Exception.”

We are a “foreign private issuer” under applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) and may elect to observe reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in our ordinary shares involves risk. See “Risk Factors” beginning on page 40 to read about factors you should consider before buying our ordinary shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to    additional ordinary shares at the initial public offering price less estimated underwriting discounts and commissions.

The underwriters expect to deliver the ordinary shares on or about     , 2026.

(* in alphabetical order)

BofA Securities*	Goldman Sachs & Co. LLC*	Jefferies

Barclays	J.P. Morgan	Wells Fargo Securities	Deutsche Bank Securities	UBS Investment Bank

BNP PARIBAS	Rabo Securities	TD Securities	Raymond James

The date of this prospectus is     , 2026.

Cumberland
FARMS

Hello, Carlos!

HOT SANDWICHES
TOSTI'S
LAVAZZA
go fresh

Cumberland
FARMS

Cumberland
FARMS

Cumberland
FARMS

Cumberland Farms
Esso
SPAR
go fresh
BAKERY
Diesel 2.56 9
Euro 2.67 9
Synergy
FOUNTAIN DRINKS
Cumberland Farms

SPAR go fresh BAKERY Diesel 2.56 9

3,242 Sites
(as of March 31, 2026)

5 & **24**
Countries U.S. States

6mm+
Loyalty Members (as of April 2026)[1]

2.7bn
Fuel Gallons Sold (LTM Q1'26)

$2.7bn
Gross Profit (LTM Q1'26)

$(312)mm
Net (Loss) Income From Continuing Operations Before Income Taxes (LTM Q1'26)

$728mm
Adj. EBITDA (LTM Q1'26)

1. Represents U.S. loyalty program only.

Cumberland
FARMS

UNITED STATES PRESENCE

#5 Market Position

U.S.

1,463 Sites

EUROPEAN PRESENCE

#4 Market Position

BENELUX

665 Sites

GERMANY

1,114 Sites

ESSO
go fresh

United States Presence EUROPEAN PRESENCE #5 Market Position #4 Market Position U.S. Benelux GERMANY 1,463 Sites 665 Sites 1,114 Sites Note: Site count as of March 31, 2026. Market position based on the Top 100 Convenience Retailers by NACS as of December 2025 and Straits Research as of December 2025.

Rewards
Cumberland
Farms
LOW PR

Cumby's feels very New England because of the community feel you get and the people. You go inside, you see your next-door neighbor, you see your teacher, your mom or your dad.

JEREMY

Cumberland
FARMS

CUMBY'S IS LIFE!

I ♥ Cumby's

Honestly, like a second home. You go inside and you know where you're going.

KATE

CUMBY’S IS LIFE!

Through and including     , 2026 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Offers to sell, and solicitations of offers to buy, our ordinary shares are being made only in jurisdictions where offers and sales are permitted.

We are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares. Our business, results of operations or financial condition may have changed since that date.

i

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.

ABOUT THIS PROSPECTUS

Basis of Presentation and Other Information

Cumberland Farms Limited (the “Company,” “Cumberland Farms,” “we,” “us,” “our” or similar terms) is comprised of the business, activities and operations of EG Group Limited’s (“Parent”) affiliates (collectively, with the Parent, the “Group”) in the United States and certain countries within Europe, including Germany, Belgium, Netherlands and Luxembourg (“Benelux”). The Company also includes certain legal entities in the United Kingdom (the “U.K.”).

Between December 2025 and the effectiveness of the registration statement, the Company and certain of its affiliates undertook a corporate reorganization to rationalize their intercompany loans, separate certain businesses designated for divestiture, repay third party debt and establish an efficient capital structure as part of which the Company, originally incorporated in the Netherlands, continued in Luxembourg, domesticated in Delaware and then continued in the Cayman Islands, became the direct subsidiary of the Parent, the indirect parent company of the U.S., German, Benelux, U.K. and Jersey entities forming part of the planned initial public offering and changed its name to LuxBridge International Limited. On June 23, 2026, the Company changed its name to Cumberland Farms Limited (collectively, the “Reorganization”). For additional information, see the section titled “Prospectus Summary—The Reorganization.”

The Reorganization by which Cumberland Farms Limited (f/k/a LuxBridge International Limited) continued as a wholly-owned subsidiary of Parent was accounted for as a reorganization of entities under the common control as ultimate control remains unchanged before and after the Reorganization, with the Parent continuing as the controlling party of the Company. As the Reorganization represents a change in reporting entity, the Company’s combined consolidated financial statements have been prepared as if the Reorganization had been effective at the beginning of the earliest period presented. The historical results of operations of legal entities that do not form part of the Company following the Reorganization have been excluded from our combined consolidated financial statements. Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions with the Parent and its subsidiaries. All intercompany balances and transactions within the Company have been eliminated in our combined consolidated financial statements.

Certain monetary amounts, percentages, and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our combined consolidated financial statements or the figures included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

We present in this prospectus the audited combined consolidated financial statements of the Company as of and for the years ended December 31, 2025, 2024 and 2023, which are presented in accordance with GAAP, including independent registered public accounting firm’s report thereon and unaudited condensed consolidated financial statements of the Company as of March 31, 2026 and for the three months ended March 31, 2026 and 2025.

Non-GAAP Financial Measures

Our audited financial statements included in this prospectus are prepared in accordance with accounting principles generally accepted in the United States, which we refer to as “GAAP.” This prospectus includes certain references to financial measures that were not prepared in accordance with GAAP, including EBITDA and Adjusted EBITDA. For reconciliations of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial measure, which is (loss) income from continuing operations before income taxes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP

Measures.” We believe that EBITDA and Adjusted EBITDA are helpful measures to evaluate our operating performance because they are used by our management and our board of directors to assess our financial performance and by analysts, investors and other interested parties to evaluate companies in our industry. EBITDA and Adjusted EBITDA as presented in this prospectus are supplemental measures of our performance that are not required by, nor presented in accordance with, GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for GAAP metrics such as (loss) income from continuing operations before income taxes, as a measure of financial performance or net cash flows from operating activities, as measures of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of EBITDA or Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA. Our EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures of other companies due to different methods of calculation. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our combined consolidated financial results prepared in accordance with GAAP.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are in the following independent industry and company generated and other publicly available reports:

•	National Association of Convenience Store (“NACS”) Magazine, Top 100 Convenience Retailers of 2026, March 2026 (the “Top 100 Convenience Retailers”)

•	NACS, Enhancing the Foodservice Offer, November 2022 (the “Enhancing the Foodservice Offer”)

•	NACS, State of the Industry Report of 2025, 2026 (the “State of the Industry Report for 2025”)

•	NACS, U.S. Convenience Store Count, 2025 (the “U.S. Convenience Store Count”)

•	Cox Automotive, Despite Q4 Collapse, 2025 EV Sales Decline Only 2% Versus 2024; Policy Shifts, New Product Set Stage for Next Chapter, January 2026 (“Cox Automotive”)

•	NACS, How Global Convenience Markets Performed in 2024, April 2025 (the “Global Convenience Markets Performance”)

•	European Environment Agency, New registrations of electric cars in Europe, November 2025 (the “European Environment Agency”)

•	World Bank, Population density (people per sq. km of land area) — Germany, Euro area, Netherlands, Belgium, Luxembourg, 1961-2023

•	Straits Research, Germany and Benelux Convenience Store Market, April 2026 (“Straits Research”)

•	Our World in Data, Tracking Global Data on Electric Vehicles, May 2025 (“Our World in Data”)

•	NACS, CSX Convenience Benchmarking Database, 2010-2025 (“NACS CSX Convenience Benchmarking Database”)

•	European Alternative Fuels Observatory

Trademarks, Trade Names and Service Marks

This prospectus includes our trademarks and trade names, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our ordinary shares. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Our Mission & Pillars

We pride ourselves on delivering a leading retail experience through a modern and convenient shopping experience across multiple purchase occasions and strive to exceed our customers’ expectations. We seek to provide a “one-stop shop” retail destination through conveniently located stores that offer a full convenience assortment. Our offerings are supported by three core pillars:

•

Convenience: A one-stop destination for packaged food and beverage, tobacco products, toiletries, household items and other non-fuel, non-prepared food items (“Grocery & Merchandise”), prepared food, ready-to-eat meals, bakery items, as well as hot, cold and frozen dispensed beverages (“Foodservice”), and fuel (“Fuel”) and other ancillary services

•	Quality: A commitment to operational excellence, well-invested facilities and a leading customer experience

•

Performance: Continuous investment in efficient operations and advanced technologies, including machine learning, automated decision-making technology and artificial intelligence algorithms, models and technologies (collectively, “AI”) to drive results

Who We Are

With leading positions in highly attractive markets, Cumberland Farms is one of the world’s largest independent convenience retailers, operating more than 3,200 sites across the United States and Europe as of March 31, 2026. We exist to serve the needs of our customers, and we invest in what matters to them, offering a broad range of great value, high quality products with a focus on convenience and excellent customer service. We have developed a strong brand identity across these attractive markets with an extensive network of stores throughout the United States and Europe. Across these regions, we hold a significant market position, ranking #5 in the United States and #4 in Europe by store count according to the Top 100 Convenience Retailers by NACS as of December 2025 and Straits Research as of December 2025, respectively. We benefit from strong regional presence and density in key geographies, including the Northeast in the United States, and Germany and Benelux in Europe. Our position is supported by strategically located high-volume sites, attractive underlying real estate, curated in-store offerings and a growing Foodservice offering that we believe provides a meaningful opportunity for future revenue and same store margin growth and contributes to a balanced gross profit mix across our fuel and in-store offerings. We believe our brand identity in the United States convenience store industry is strongest in the high-density Northeast market where we operate under our premium positioned flagship Cumberland Farms brand. In Europe, we operate in markets with limited new entrants and high natural barriers to entry, and our competitive position is further reinforced by investments in superior quality operations and customer experience to differentiate us against our competition.

Note: Company site count as of March 31, 2026. Market positioned based on the Top 100 Convenience Retailers by NACS as of December 2025 and Straits Research as of December 2025.

Euro Garages was founded in 2001 with the acquisition of a single site in Bury, England by Zuber Issa who was subsequently joined in the business by his brother Mohsin Issa. The Issa brothers rapidly expanded the business across the U.K. through both organic growth and the successful acquisition of businesses and individual sites. Funds managed by TDR Capital LLP (“TDR Capital,” such funds being the “TDR Funds”) first invested in the petrol forecourt business in 2014 through its acquisition of European Forecourt Retail Group (“EFR”), which had operations in Benelux, as well as France. EFR subsequently combined with Euro Garages in 2016 to form EG Group. This combination marked the beginning of a significant period of international growth both organically and through acquisitions. From 2018 to 2022, we expanded our global presence through a series of acquisitions, including approximately 760 convenience sites from Kroger, 570 Cumberland Farms sites, 540 sites from Woolworths in Australia and more than 2,000 Esso sites across Italy and Germany, which established a strong platform in key markets.

We have since rationalized our portfolio through strategic divestitures to reduce net leverage and best position Cumberland Farms in the most attractive markets as we focus on the next stage of growth. Between 2023 and today, we have completed several significant divestitures, including the majority of our U.K. business for proceeds exceeding $3 billion, the sale of our Italian operations for proceeds exceeding $450 million and the sale of our Australian operations for proceeds of approximately $830 million. The sale of our Australian operations closed on June 30, 2026 and we expect to use the proceeds from such sale to further paydown outstanding indebtedness in the third quarter of 2026. Our French operations are under contract to be sold with expected gross proceeds of approximately $330 million over the period of the third quarter of 2026 to the second quarter of 2027. Additionally, our Parent is currently in the process of divesting its remaining U.K. operations. The proceeds from these divestitures have been and will be used to substantially reduce our leverage and cash interest expense, to enhance our credit profile and our ability to invest in organic growth opportunities in our target markets.

We believe our current platform is strengthened by our flexible operating model across the United States and Europe that includes company-owned and company-operated sites (“COCO”), company-owned but not company-operated sites (“CONCO”) and dealer or third-party retailer owned and operated sites (“Other”).

Note: As of March 31, 2026

We offer a differentiated customer proposition by combining high-quality, prime-location stores with convenient and compelling fuel and in-store offerings. Across our markets, our stores are deeply rooted in their local geographies and serve a meaningful role in the communities in which they operate. Our in-store experience in the United States is supported by a Foodservice platform that is anchored by our proprietary Farmhouse Blend dispensed coffee and other dispensed beverage programs and is complemented by our emerging partnership with Krispy Krunchy Chicken, which we believe provides meaningful room for future Foodservice growth. In the United States, these offerings are further strengthened by our growing loyalty program that enables us to engage directly with customers and is designed to build long-lasting relationships. In Europe, our Foodservice offering is broader and is driven by both our partnerships with well-known global brands, such as Burger King, KFC, Starbucks and our proprietary brand Go Fresh Bakery. Outside the store, as mobility needs evolve, we continue to expand both traditional fuel and, where economically appropriate, electric vehicle (“EV”) charging, to ensure customers can access a full suite of refueling offerings.

We see substantial near-term growth opportunities across our United States and European networks. Our priorities include strengthening same-store sales and fuel volumes through various initiatives such as a multi-year program to refresh and rebrand our United States portfolio under the premium Cumberland Farms brand, the rollout of various Foodservice initiatives and continued enhancement of our rapidly growing loyalty platform in the United States, as well as rebranding our Grocery & Merchandise stores and Foodservice locations and expansion of alternative Fuel offerings in Europe. We are also focused on improving profitability through targeted operational efficiencies and cost-saving initiatives. While our near-term focus is to further reduce leverage, we expect that, where we can achieve attractive returns, we will continue to selectively expand our footprint through bolt-on acquisitions that complement our existing network and through new-to-industry store development. We are well-positioned to continue to scale, supported by proven capabilities and a strong execution history. Together, these initiatives are designed to support stronger volumes and higher margins, enhance our customer value proposition and reinforce a disciplined approach to sustained value creation.

Recent Financial Performance

We have delivered resilient financial performance through a combination of organic growth, strategic acquisitions, disciplined portfolio optimization, operational execution and investment in our store network. Our geographic and product diversification has increased our financial resilience and reduced group volatility as market conditions differ across our offerings. In our Fuel offerings, while fuel prices and margins can be volatile, industry fuel margins have steadily increased over time, resulting in a more consistent and growing earnings stream that has offset industry volume headwinds related to growing automotive fuel efficiency and fewer miles driven due to the emergence of remote working post COVID. In the first half of fiscal year 2025, we enhanced our United States fuel pricing model, moving to a data-driven pricing approach that incorporates analytical tools, including certain machine learning capabilities, to help us evaluate local market conditions and set competitive prices. We believe this approach has improved our ability to respond to market dynamics and offer competitive pricing to our customers. Inside the store, we have continued to focus on high-margin Grocery & Merchandise and Foodservice offerings concentrating on increasing customer traffic to our sites, supporting sales volume and margin expansion and diversifying our gross profit mix. As part of this disciplined approach, we have focused on reducing our debt through cash flow generation and strategic asset sales. As a result, as of March 31, 2026, our total outstanding debt was $5,788 million, which is a reduction by over $4,200 million since the beginning of 2023 and we intend to further reduce debt with the proceeds from this offering. Due to our prudent capital structure management, we have reduced our interest expense from over $853 million in 2023, to $668 million in 2025, providing incremental cash flow to invest in high-return projects in our core markets.

For the three months ended March 31, 2026, we had net loss of $95 million and Adjusted EBITDA of $137 million. We had a gross profit mix of Fuel (50%), Grocery & Merchandise (31%), Foodservice (10%) and Other (9%) based on gross profit for the first quarter of 2026. For the first quarter of 2026 compared to the first quarter of 2025, we achieved the following financial results:

•

Total fuel gallons totaled 631 million in the first quarter of 2026 and 646 million in the first quarter of 2025. Fuel gross profit was $324 million and fuel margin was 51.3 cents per gallon in the first quarter of 2026. Fuel gross profit increased 27% from $255 million in the first quarter of 2025 and fuel margin increased 11.8 cents per gallon during the same period.

•

Grocery & Merchandise revenue totaled $747 million in the first quarter of 2026 and $723 million in the first quarter of 2025. Grocery & Merchandise gross profit was $204 million in the first quarter of 2026. Grocery & Merchandise gross profit margin was flat from 27.2% in the first quarter of 2025 to 27.3% in the first quarter of 2026.

•

Foodservice revenue totaled $139 million in the first quarter of 2025 and $142 million in the first quarter of 2026. Foodservice gross profit was $66 million in the first quarter of 2026, while Foodservice gross profit margin was 50.4% in the first quarter of 2025 and 46.5% in the first quarter of 2026.

•	Total gross profit was $579 million in the first quarter of 2025 and $652 million in the first quarter of 2026, representing an increase of 13%.

•	Loss before income taxes was $103 million in the first quarter of 2026 as compared to income before income taxes of $4 million in the first quarter of 2025.

•	Adjusted EBITDA was $137 million in the first quarter of 2026 and $102 million in the first quarter of 2025, representing an increase of 34%.

For the year ended December 31, 2025, we had net loss from continuing operations of $145 million and Adjusted EBITDA of $693 million. We had a balanced gross profit mix of Fuel (45%), Grocery & Merchandise (34%), Foodservice (12%) and Other (9%) based on gross profit for fiscal year 2025. From fiscal year 2023 to fiscal year 2025, we achieved the following financial results:

•

Total fuel gallons totaled 2.76 billion in fiscal 2025, 2.84 billion in fiscal 2024 and 2.94 billion in fiscal 2023. Fuel gross profit was $1,208 million and fuel margin was 43.8 cents per gallon in fiscal 2025. Fuel gross profit decreased 4% from $1,252 million in fiscal 2024 and fuel margin decreased 0.3 cents per gallon during the same period. Fuel gross profit remained relatively flat from $1,261 million in fiscal 2023 to $1,252 million in fiscal 2024, with fuel margin increasing 1.2 cents per gallon during the same period.

•

Grocery & Merchandise revenue decreased from $3,432 million in fiscal 2023 to $3,316 million in fiscal 2024 and $3,296 million in fiscal 2025, representing a decline of 3% and 1%, respectively. Grocery & Merchandise gross profit was $914 million in fiscal year 2023, $936 million in fiscal year 2024 and $914 million in fiscal 2025. Grocery & Merchandise gross profit margin increased from 26.6% in fiscal 2023 to 28.2% in fiscal 2024, with a decrease to 27.7% in fiscal 2025.

•

Foodservice revenue was $646 million in fiscal 2023, $639 million in fiscal 2024 and $646 million in fiscal 2025. Foodservice gross profit was $318 million in fiscal 2023, $342 million in fiscal 2024 and $323 million in fiscal 2025. Foodservice gross profit margin increased from 49.2% in fiscal 2023 to 53.5% in fiscal 2024, with a decrease to 50.0% in fiscal 2025.

•

Total gross profit was $2,704 million in fiscal 2023, $2,746 million in fiscal 2024 and $2,675 million in fiscal 2025, representing an increase of 2% from fiscal 2023 to fiscal 2024 and a decrease of 3% from fiscal 2024 to fiscal 2025.

•

Income from continuing operations before income taxes was $437 million in fiscal 2023 as compared to a loss from continuing operations before income taxes of $239 million in fiscal 2024 and $205 million in fiscal 2025.

•

Adjusted EBITDA was $682 million in fiscal 2023, $731 million in fiscal 2024 and $693 million in fiscal 2025, representing an increase of 7% from fiscal 2023 to 2024 and a decrease of 5% from fiscal 2024 to fiscal 2025.

Our Industry

We Operate in the Large and Resilient Convenience Store Industry

We operate in the attractive and growing convenience retail market, totaling over $940 billion across the United States and select European countries. In the United States, our addressable market is approximately $818 billion, while in Germany and Benelux it is approximately $123 billion, based on the State of the Industry Report for 2025 and Straits Research, respectively. Convenience is a critical retail channel for many consumers, offering speed and accessibility across its three primary categories: Grocery & Merchandise, Foodservice and Fuel. In recent years, convenience stores have expanded and enhanced their non-fuel offerings across grocery, merchandise, and foodservice, with an increasing emphasis on higher-margin foodservice, according to Enhancing the Foodservice Offer by NACS. We expect that non-fuel sales will continue to grow as consumers remain focused on convenience and “one-stop” shopping solutions.

The industry is deeply embedded in consumers’ daily lives, as reflected in frequent visitation patterns. According to the State of the Industry Report for 2025, approximately 42% of shoppers visit a convenience store one to two times per week and 37% visit daily. Similar behavior-driven reliance is also evident in Europe, where convenience retail activities align closely with everyday routines. In Germany and Benelux, convenience stores are concentrated primarily in suburban areas shaped by population density and car-dependent shopping patterns, while urban locations are experiencing accelerated growth as cities prioritize accessibility, and highway sites continue to serve intercity travel needs, according to Straits Research.

Our industry is large, highly fragmented, insulated from ecommerce disruption and has historically demonstrated growth and resilience across economic cycles. In recent years it has experienced increasing consolidation by scaled operators, including ourselves. The United States and European markets benefit from shared structural tailwinds, including foodservice expansion, durability of fuel profitability, digital adoption and expansion of adjacent revenue streams.

Collectively, these factors have supported consistent performance over time, including during periods of economic stress such as the Great Recession (2008–2011) and the COVID-19 pandemic (2020–2022) in the United States, and economic contraction and subsequent slowdown in Germany and Benelux, based on the State of the Industry Report for 2025 and Straits Research.

The United States Convenience Store Industry

The United States convenience market is large, growing and structurally resilient. Since 2015, the industry has delivered annualized growth of 3.6%, including 4.2% annualized growth in sales generated from merchandise and foodservice excluding gasoline (“inside sales”) over the same period, according to the State of the Industry Report for 2025. In 2025, United States inside sales surpassed $341 billion, marking the 23rd consecutive year of positive inside sales growth, according to the State of the Industry Report for 2025.

Foodservice sales, which consist of prepared food, ready-to-eat meals, bakery items, as well as hot, cold and frozen dispensed beverages, have been a significant driver of convenience inside sales growth over the past 20 years. In 2025, Foodservice sales represented 28.5% of total inside sales, up nearly 17 percentage points from 11.9% in 2005, and accounted for 38.9% of inside gross margin dollars, according to the State of the Industry Report for 2025. Prepared food, including pizza, chicken, burgers, sandwiches, wraps and salads, was the largest component of foodservice, comprising 73.9% of foodservice sales in 2025 and generating an average gross margin of 56.6%, according to the State of the Industry Report for 2025. Food-forward strategies have increasingly differentiated convenience store brands by driving higher traffic through expanded, higher-quality, and more diverse menu offerings. The benefits of foodservice sales growth are most pronounced among scaled, high-quality operators. The top decile of United States convenience store operators by operating profit generated over 7.6 times the foodservice sales of the bottom decile in 2025, and foodservice sales contribute 46.6% of inside gross profit for these top-performing operators as compared to 8.3% for the bottom decile of performers, according to the State of the Industry Report for 2025.

In-store merchandise sales continue to grow, with all the top ten merchandise categories posting growth in 2025, except for beer and cigarettes, according to the State of the Industry Report for 2025. Convenience stores remain the primary destination for beverage purchases with shoppers citing “thirst” or “wanting something to drink” as the #1 reason to shop the C-store channel, according to the State of the Industry Report for 2025. Packaged beverages accounted for 18.7% of inside sales in 2025, with packaged energy drinks, carbonated soft drinks, sports drinks, and bottled water comprising more than 80% of packaged beverages sales, according to the State of the Industry Report for 2025. Category synergies are significant, with baskets containing beverages averaging 9.8% higher spend than those without, according to the State of the Industry Report for 2025. Together, foodservice and packaged beverages accounted for 61.0% of total inside profit dollars in 2025, according to the State of the Industry Report for 2025.

United States Convenience Store Inside Sales ($ in billions)

Source: the U.S. Convenience Store Count by NACS

The United States convenience store industry is highly fragmented, a dynamic that disproportionately benefits scaled operators. According to the State of the Industry Report for 2025, as of December 31, 2025, of the

approximately 150,000 convenience stores in the United States, 63% are operated by owners with fewer than 10 stores while chains with more than 500 locations represent only 22% of the total store count. We believe this fragmentation advantages scaled operators that can secure favorable fuel and merchandise terms, operate scalable foodservice platforms and implement broad-based loyalty programs, capturing meaningful economies of scale. In addition, the fragmented structure of the United States market creates ongoing opportunities for scaled operators to gain share through the acquisition and integration of smaller, independent operators into their more efficient platforms.

United States Convenience Store Count by Platform Size

Source: The State of the Industry Report for 2025

Convenience stores are the primary point of sale for fuel in the United States, accounting for more than 80% of fuel purchased in 2025, according to the State of the Industry Report for 2025. Fuel has been an important and reliable source of cash flow for operators, supporting continued sector growth through investments in store networks, operational improvements and enhanced consumer offerings. This cash generation has been supported by sustained fuel margin expansion, with industry fuel margins increasing by more than 2.5 times over the last 15 years to 43.7 cents per gallon in 2025, according to NACS CSX Convenience Benchmarking Database, underscoring the sector’s ability to maintain profitability through periods of economic volatility. This margin expansion was driven primarily by a higher marginal breakeven point resulting from rising supply chain, financing, labor and other site-level operating costs, which have disproportionately impacted smaller independent operators.

United States Fuel Volume and Margin Over Time

Source: The State of the Industry Report for 2025.

While we expect fuel volumes in our operating geographies to decline gradually over the long term due to improved vehicle efficiency, reduced average vehicle miles traveled and increased adoption of hybrid and EVs, which will be partially offset by continued population growth. We believe scaled operators are structurally positioned to outperform and gain market share. These advantages are driven by higher customer traffic supported by enhanced in-store offerings, expanded loyalty programs, data-driven customer insights and the continued development of EV charging infrastructure. In addition, we believe scaled operators benefit from greater purchasing power and access to advanced retail fuel pricing technology, enabling them to optimize volumes and margins and maximize fuel gross profit dollars. However, these advantages have not insulated operators, including us, from near-term market share volatility. In fiscal year 2025, we experienced a decline in U.S. market share, primarily reflecting a focus on fuel margin optimization relative to volume and market share prior to our strategic pricing reset, as well as increased competitive intensity in our core markets. As a result, while we believe we are well positioned to compete for market share over the long term, our ability to do so may be impacted by competitive dynamics, the execution of our strategic initiatives and broader shifts in consumer behavior.

Despite anticipated gradual fuel volume declines over time, we believe fuel demand remains substantial in the United States, supported by relatively low EV penetration driven by higher vehicle costs, charger installation costs and charging infrastructure gaps. In 2024, EVs accounted for approximately 2.7% of cars in use in the United States as of 2024, according to Our World in Data. While EV adoption has increased, with approximately 8% of total new vehicle sales from EVs in the United States according to Cox Automotive, the pace of adoption has slowed as regulations shift. Under the One Big Beautiful Bill Act (“OBBBA”), the Electric Vehicle Credit previously set to run through 2032 expired on September 30, 2025. As a result, despite strong momentum early in the year, 2025 marked the first year where annual sales and market share of battery EVs declined on a year-over-year basis, according to the United States Energy Information Administration and Omdia. EV adoption also varies significantly by state, with markets offering stronger regulatory incentives and more mature charging infrastructure, such as California, exhibiting adoption rates above the national average. For these reasons, we believe that traditional fuel retailing will continue to be a highly relevant business in the United States.

The European Convenience Store Industry

The European convenience retail market is highly fragmented, with 57% of stores operated by owners with fewer than 10 stores in Germany and Benelux, yet is dominated by a small number of scaled, fuel-focused operators, with the five largest operators accounting for approximately 23% of stores, according to Straits Research as of 2025. Structural barriers to entry, including the scarcity of prime locations and complex permitting processes, materially constrain greenfield development, resulting in advantaged site access for established networks and making acquisitions the primary avenue for expansion. We believe scaled operators are further differentiated by their ability to deliver higher-quality store experiences through broader grocery and merchandise assortments, partnerships with well-known grocery and QSR brands and greater capacity to invest in store upgrades and operational improvements. In addition, scale provides meaningful cost and operating advantages across procurement, logistics, technology, and labor, supporting margin stability and pricing discipline. Together, these dynamics have driven ongoing industry consolidation and create a long runway for further rationalization, favoring scaled operators that are well positioned to capture growth, particularly across higher-margin, non-fuel retail categories.

Germany and Benelux Convenience Store Count by Platform Size

500+ Stores
23%
101 - 500 Stores
8%
51 - 100 Stores
5%
11 - 50 Stores
7%
1 - 10 Stores
57%
43K
European
Stores

	500+ Stores	101-500 Stores	51-100 Stores	11-50 Stores	1-10 Stores	*Total Market*
2015-2025 Store Count CAGR	4.4%	(0.8)%	(0.2)%	(0.3)%	(0.3)%	*0.6%*

Source: Straits Research

In the European markets where we operate, inside sales have grown at an annualized rate of 3.5% since 2015, with most of the growth being driven by foodservice, according to Straits Research. Similar to the United States, inside sales are a key growth driver in the European convenience market, reflecting a shift in consumer behavior as convenience stores increasingly serve as viable destinations for fresh food offerings, supported by speed and value advantages relative to casual dining restaurants, according to the Global Convenience Markets Performance by NACS. Inside sales growth in Europe has also benefited from regulatory changes affecting tobacco distribution in certain markets. For example, following the Netherlands’ ban on tobacco sales in supermarkets in July 2024, convenience stores experienced an approximate 30% increase in tobacco sales in the subsequent quarter, according to the Global Convenience Markets Performance by NACS.

Germany and Benelux Inside Sales Over Time ($ in billions)

Source: Straits Research

In Europe, EV adoption is advancing more rapidly than in the United States, with EVs accounting for approximately 26% of new car sales in the European Union in 2024, according to the European Environment Agency. However, EVs still represented a relatively small portion of the vehicle fleet, comprising approximately 4% of cars in use in the European Union in 2024, according to Our World in Data. As EV adoption increases from a low installed base, demand for public charging infrastructure has grown meaningfully, with the number of public recharging stations in the European Union countries increasing at an annualized rate of approximately 44% from 2020 to 2025, including year-over-year growth of approximately 20% in 2025, based on data from the European Alternative Fuels Observatory. EV charging typically extends customer dwell time, often exceeding 20 minutes, benefiting full-service convenience operators with strong foodservice and merchandise offerings that can convert increased dwell time into incremental inside sales. At the same time, slower-than-anticipated EV penetration has supported more resilient fuel demand than previously expected. Combined with consistently strong fuel margins, this dynamic continues to support stable and sustainable demand for convenience retail, particularly for scaled operators with established fuel networks and diversified non-fuel offerings.

Germany, Belgium, the Netherlands, and Luxembourg, the four countries where we operate in Europe, have attractive market dynamics including high population density and strong income per capita. Population density across these markets materially exceeds the broader Euro Area average, supporting frequent convenience usage and strong site productivity. GDP per capita is also meaningfully higher than the Euro Area average, which drives strong consumer purchasing power. These favorable market dynamics help support attractive returns on invested capital and a strategy of disciplined network expansion over time.

Our European Markets at a Glance

Source: World Bank

Note: Population density as of December 31, 2023, GDP per capita as of December 31, 2024, Euro Area represents the 21 countries who have integrated their monetary policies under the European Central Bank.

Our Competitive Strengths

A Market Leading, Independent Convenience Retail Operator with a Strong and Scaled Presence in Attractive Markets and Embedded Earnings Opportunity

We are one of the world’s largest convenience retailers, operating more than 3,200 sites across the United States and Europe as of March 31, 2026 with leading positions in highly attractive markets. We rank as the #5 largest convenience store operator in the United States by store count, according to the Top 100 Convenience Retailers by NACS, with a presence spanning 24 states as of March 31, 2026. We hold the number #4 position in Europe by store count across key markets including Germany and Benelux, according to Straits Research as of December 2025. Our scale helps us deliver more attractive fuel and merchandise contract terms, operational efficiencies including more scalable Foodservice platform, brand recognition, an ability to implement loyalty programs, and other economies of scale. We believe this enables us to deliver a differentiated retail experience across Grocery & Merchandise, Foodservice and Fuel, while our diversified portfolio across leading regions and markets improves our resilience and allows us to maintain profitability through varying business cycles in different geographies. We believe that our scale and market position will allow us to effectively compete and drive growth in our markets.

Our United States sites operate in high density regions, primarily in the Northeast, Pennsylvania, Ohio, Colorado and Florida markets, allowing for higher traffic volumes, attractive unit-level economics, and consistently strong fuel margins. In Europe, our markets are also highly attractive given population density and structural support for fuel margins, while scarcity of quality sites and a regulatory environment that discourages opening new sites create meaningful barriers to entry that reinforce the profitability of our existing operations.

(1)	Carrefour Express rebrands to launch in 2028.

Scaled Portfolio Located in Prime Locations with Strong Brand Identity

We believe we offer a highly differentiated, premium experience to our customers owing to our modern store base, a leading service, broad merchandise assortment and high-quality prepared foods program. We pride ourselves on being a “one-stop shop” offering for our customers where they can complete multiple shopping occasions in one convenient location. Our store base is built around a high-quality and large-format portfolio in prime locations that are difficult to replicate, supported by a strategic focus on attractive real estate that enhances operational flexibility.

In the United States, we have an established presence across 24 states as of March 31, 2026 and we rank as the #5 largest convenience retailer operator by site count based on the Top 100 Convenience Retailers by NACS as of December 2025. Cumberland Farms serves as our flagship banner, offering a premium customer experience. Our remaining brands provide extensive regional coverage, create meaningful near-to-mid-term rebranding opportunities and organic growth potential as we continue to focus on growing the Cumberland Farms brand across our existing portfolio. We believe this will improve operating and customer consistency and further strengthen brand equity across our network.

In Europe, our presence in Germany and Benelux provides access to high-barrier-to-entry markets where we benefit from long-established competitive advantages, including a customer-centric approach with multiple offerings and services on-site including partnerships with leading global Foodservice brands such as Burger King, KFC and Starbucks and leading Grocery & Merchandise brands such as Louis Delhaize, SPAR and Cactus.

Our balanced operating model, which includes a significant proportion of COCO sites, supports lean cost structures and operational discipline. Across our key markets, we believe our modern store formats bolster the value proposition for our customers and position us to deliver a compelling retail experience and drive repeat customer visits across high-volume, high-traffic locations.

We believe that convenience stores are also often substitutes for Quick Service Restaurants (“QSRs”) and grocery stores for time-sensitive consumers. The ability to win market share is especially applicable to our stores, which are in both urban and suburban areas. Given these advantages, we believe we are well-positioned to keep expanding our product range and capture market share from other retail formats.

Flexible, high-control operating model

A significant proportion of our sites are COCO, giving us optimal control over the customer experience, and is our preferred model. Additionally, we believe our sites in the U.S. are typically larger than the average industry site in most of the U.S. markets in which we operate, allowing us to generate greater revenue per site. Our COCO business model gives us control over pricing, merchandising, operating quality, and the customer experience, while enabling rapid execution of new initiatives. By owning and operating most of our sites, we believe we are maximizing our margin profile, accelerating innovation, and ensuring consistent brand standards across every location, creating a more scalable platform for growth across the United States and Europe. Our model also provides flexibility to opportunistically shift a site’s operation between COCO and CONCO to optimize performance. In addition, our Other sites network has also provided select acquisition opportunities at favorable economics. We have established a proven track record for optimizing our portfolio to ensure our sites operate under the model that maximizes our profitability.

We believe our scale and diversification across select geographies allows us to benefit from cost efficiencies and shared best practices resulting from our global network, which allows us to realize significant economies of scale in operations and through acquisitions, including favorable procurement terms, lower above-site costs as a percentage of sales and favorable working capital levels. In each of the United States and Europe, we seek to minimize our corporate operating expenses and maximize our operations controls through lean and efficient above-site management at our shared service centers, which manage the procurement, finance, human resources, fuel pricing, commercial, information technology, legal and real estate functions across our entire United States and European network.

Led by the Premier Cumberland Farms Brand

Cumberland Farms serves as the premier brand of our United States operations, representing more than 90 years of heritage and deep customer recognition across the Northeast and Florida. The Cumberland Farms brand is central to our growth strategy.

As the largest banner within our United States operations, Cumberland Farms anchors our brand platform with large-format stores averaging approximately 3,500 square feet across eight states in high-density, difficult-

to-replicate locations. Following the acquisition of Cumberland Farms in October 2019, we have been able to leverage Cumberland Farms’ award-winning coffee program, food production capability and private label brands, including the Farmhouse brand, to expand our capacity to offer our customers competitively priced alternatives to global and regional brands, increasing the attractiveness and variety of our fresh food offerings and providing us with a greater number of products that are exclusively available from our stores to further differentiate us from our competitors. We are increasingly leveraging the strength of the Cumberland Farms brand in the United States as we strategically and selectively transition away from legacy regional banners and move toward a more unified brand identity. Rebranding creates meaningful opportunities to modernize store formats, improve consistency and elevate the customer experience across our United States footprint. We are targeting rebranding 600 to 700 non-Cumberland Farms sites across our United States network over the next five years.

We have begun rebranding our Tom Thumb sites in Florida and our Sprint sites in Georgia and South Carolina, with 55 and 13 sites completed as of April 2026, respectively. In addition, we completed the conversion of 9 recently acquired Neon stores in the Northeast, which have been fully integrated into the Cumberland Farms network. We are also rebranding 101 Loaf ‘N Jug sites across Colorado to Cumberland Farms through a strategic partnership with a leading fuel distribution supplier. We plan to introduce Krispy Krunchy Chicken into 40 of these rebranded Loaf ’N Jug locations, further strengthening our foodservice offering and driving additional site profitability. We believe the early success of these rebranded sites demonstrates a repeatable rebranding model that delivers a rapid performance uplift when converting regional brands to the Cumberland Farms brand.

We believe the Cumberland Farms brand delivers a premium value proposition centered on convenience, quality and excellent customer service. This positions Cumberland Farms to serve as both the present and future face of our retail strategy in the United States and Europe.

11 States – Northeast & Southeast	*640+ Stores*	*~3,500 Avg. Sq. ft.*	*Supported by Commissary and Distribution Center*	*Target Refresh 60 Existing Cumberland Farms Stores Per Year*

Charlotte, NC
Global HQ
Distribution Center
Current Cumberland Sites

Beloved Consumer Brand

cumberlandfarms
1/6
I need that hat

cumberlandfarms
Ummmm where can I get that Cumbys swag?!

Excellent Coffee That Brings Customers Back

Industry-Leading Coffee Offerings (Iced + Hot) with a Variety of Blends

Cumberland
Cumberland

Quality Hot & Cold Grab-and-Go Food Offering

FARMHOUSE kitchen

Pizza

Breakfast Sandwich

Sandwich

Note: Store information as of March 31, 2026.

A Differentiated Retail Experience with an Integrated Loyalty Platform Driving Higher Engagement and Spend

We believe we deliver a differentiated retail offering that combines Grocery & Merchandise, Foodservice, Fuel and EV charging capabilities, into a single convenient destination. Our curated mix of nationally recognized partners and proprietary offerings is designed to enhance convenience and value. Across Grocery & Merchandise, we leverage both national brands and select regional assortments to maintain local relevance and customer loyalty. Additionally, our assortment of Grocery & Merchandise products in the United States is complemented by Farmhouse, our Cumberland Farms private label brand. Farmhouse assortments include premium ice cream, dairy staples, Farmhouse Blend packaged coffee, snacks, candy and packaged confection and bakery and other everyday grocery products. In the United States, we collaborate with leading Foodservice brands, while in Europe we offer established quick-service restaurant partnerships. In addition, we have our own branded Foodservice offerings, Cumberland Farmhouse Blend dispensed coffee in the United States and Go Fresh Bakery products in Europe. Complementing these categories, we maintain robust fuel partnerships with major global brands including Shell, Phillips 66, Marathon, Esso and Texaco, reinforcing our position as a trusted destination for meeting all our consumer convenience shopping occasions.

SmartRewards, our U.S.-based customer engagement platform, further enhances our differentiated proposition. In March 2025, we launched our enhanced loyalty and SmartRewards platform, on top of the SmartPay mobile app. It is a sophisticated, data-driven loyalty platform that enhances customer engagement in order to drive measurable growth. As of April 2026, we had over 6 million active loyalty members, who have consistently demonstrated higher visit frequency, bigger basket sizes and cross-category purchase behavior. Another component of our rewards program is the P+ program, a tobacco-purchase-based promotional program funded by Altria that leverages consumer purchase data to deliver personalized promotions on Altria products. These programs drive deeper customer relationships through personalized incentives, convenience and seamless digital interaction. As of April 2026, we have over 122,000 P+ members, with membership showing consistent growth. Our data-driven approach, with a long-term focus on customer modeling, allows us to replace a discount-heavy approach with tailored offers. SmartRewards utilizes automation, AI and data analytics to optimize promotional spend allowing us to maintain our premium positioning, support higher basket sizes and fuel volumes, and enable efficient repeat purchasing across channels. From March 2025 through April 2026, our loyalty member transactions represented over 25% of total transactions. Loyalty members have 5% higher average fuel gallons per fill, a 5% higher average inside sale basket per trip and a 49% higher average tobacco basket per trip compared to non-loyalty customers, as measured from March 2025 through April 2026. By integrating loyalty into our broader retail offerings, we expect to strengthen engagement, increase visit frequency and enhance category profitability.

As part of our broader content-driven approach, we recently launched our retail media network in partnership with an aggregator Axonet to execute campaigns with our brand partners in order to maximize our media assets and reach. Our retail media network, paired with our SmartRewards program, helps our category teams and partners collaborate on effective campaigns and promotions, further deepening our relationships, generating brand awareness and driving conversions. We believe our retail media network offers an attractive margin and ancillary revenue opportunity as we continue to scale the program. We currently do not operate a proprietary loyalty program in Europe comparable to SmartRewards.

Strong Foundational Foodservice Capabilities

Our Foodservice platform is anchored by established partnerships with leading brands such as Krispy Krunchy Chicken in the United States and well-known quick-service restaurant concepts across Europe, including Burger King, KFC and Starbucks. These partnerships complement our growing proprietary food and beverage offering, highlighted by Cumberland Farms’ Farmhouse Blend dispensed coffee and other dispensed beverage programs. In the United States, we operate a 431,000 square feet distribution center and 42,000 square feet culinary center where we produce and distribute private label fresh deli, bakery and other non-private label items daily to our Cumberland Farms branded stores. In Europe, we have a well-established and high-margin Foodservice program, which represented 44% of inside gross profit mix in fiscal year 2025. While Foodservice penetration varies across geographies, we believe the category represents a significant growth opportunity, particularly in our United States brands. We believe our strong United States brand and comparatively lower Foodservice penetration compared to our peers create meaningful room for growth as we enhance our fresh food offering. Additionally, our scale and established operational infrastructure provides a strong foundation to expand higher-margin food offerings, increase expanded daypart offerings and elevate the overall in-store experience. As these capabilities continue to mature and we continue to invest and innovate in this category, we see significant upside and expect Foodservice to play a meaningful role in driving gross profit growth, favorable mix and customer loyalty.

Proven Ability to Grow Store Base Organically and Inorganically

We have demonstrated a disciplined approach to both organic and inorganic growth, consistently expanding our footprint across multiple geographies through targeted investments and selective acquisitions. We have executed a disciplined and strategically focused M&A strategy that has transformed our operational scale, geographic reach, and portfolio composition. We have completed numerous large-scale transactions, including Esso in Germany; Kroger’s convenience portfolio and Cumberland Farms in the United States, as well as smaller regional acquisitions such as OMV, Minit Mart, Sprint Stores, Certified, Fastrac and Schrader Oil, creating a scaled and diversified convenience retail platform across the United States and Europe. Most recently we acquired Coen Markets, which adds 57 well-positioned, farmhouse style COCO stores with 55% owned real estate and 20 Other sites to expand our footprint in Ohio, Pennsylvania and West Virginia. The acquisition has driven immediate returns as opposed to the ramp up period required in a new-to-industry site. As of December 31, 2025, these stores averaged approximately 3,500 square feet and generated a 53% gross profit mix from non-fuel categories, which includes 20% foodservice penetration, for the year ended December 31, 2025. This track record reflects our ability to integrate acquired assets effectively and capture operational synergies, including improved fuel procurement, enhanced inside-store performance and the application of best practices across our network.

In addition to our acquisitions, we have also grown our store base over time through new-to-industry locations. Most recently, in November 2025, we opened a 5,625 square foot Cumberland Farms site in Panama City, Florida. This site features a robust fueling offering, on-site car wash and Krispy Krunchy Chicken.

In both the United States and Europe, we believe that scale offers convenience store operators several advantages, such as improved fuel and merchandise contract terms, more flexible Foodservice options, the ability to launch comprehensive loyalty programs, and other cost efficiencies, and we are well-positioned to be consolidators of choice in the industry.

As such, we intend to selectively pursue tuck-in acquisitions and new-to-industry site development where we can achieve attractive returns to continue to grow our store base. Given our scale and track record of growing our store base, we remain well-positioned to continue disciplined expansion and to capitalize on whitespace opportunities in our existing markets.

Platform Creation
Synergistic Bolt-On
Cumberland
FARMS
Certified
SCHRADER OIL
FOOD | CONVENIENCE | FUEL
neon
marketplace
coen
Kroger
C-Store
Fastrac
MARKETS
OMV
sprint
MINIT
MART
nrg
value
Esso
eG
Group
EFR
EUROPEAN FORECOURT
RETAIL GROUP
3,242 + 77(1) Sites
(March 31, 2026)
First Site
2001
2016
2017
2018
2019
2020
2021
2025
2026

(1)	Acquisition of Coen Markets closed on June 1, 2026.

Robust Financial Performance with Attractive Business Mix and Operating Margins

Our Grocery & Merchandise, Foodservice and Fuel offerings complement one another and provide customers with a one-stop solution at most of our sites. The revenue and gross profit from largely nondiscretionary fuel purchases provide us with a stable income stream. This is complemented by the strong margin contribution from our Grocery & Merchandise and Foodservice operations, which also drive increased customer traffic and sales volume at our sites. In addition, our leading global and local market positions and our flexible operating model position us as an attractive partner to popular Grocery & Merchandise and Foodservice brands, which in turn tend to attract increased customer traffic to our network. Overall, we believe we have a well-balanced gross profit mix between non-fuel and fuel operations.

Our diversified business model delivers resilient earnings and attractive margins across Grocery & Merchandise, Foodservice and Fuel. Our diversified footprint reduces our exposure to the economic, political and weather-related risks of any single country or region, providing us with balanced exposure to multiple national economies with different economic cycles and macroeconomic fundamentals. For the three months ended March 31, 2026, we had net loss of $95 million and Adjusted EBITDA of $137 million. We had a balanced gross profit mix of Fuel (50%), Grocery & Merchandise (31%), Foodservice (10%) and Other (9%) based on gross profit for the first quarter of 2026. For the year ended December 31, 2025, we had net loss from continuing operations of $145 million and Adjusted EBITDA of $693 million. We had a balanced gross profit mix of Fuel (45%), Grocery & Merchandise (34%), Foodservice (12%) and Other (9%) based on gross profit for fiscal year 2025.

•

Grocery & Merchandise Platform: Our inside-store performance is anchored by strong regional brands such as Cumberland Farms in the United States and leading European banners including REWE Express, SPAR and Louis Delhaize. These programs are complemented by private-label initiatives and loyalty-driven promotions that support consistent sales and margin resilience. Scale efficiencies and centralized supply-chain capabilities further enhance performance, enabling predictable, stable inside-store contribution across market conditions.

•

Foodservice Program: Foodservice remains a high-growth and high-margin category within our business. In the United States, Foodservice already represents a meaningful share of inside gross profit mix, with margins expanding as we introduce higher-quality offerings, supported by upgraded preparation capabilities and increasing levels of automation. The largest component of our Foodservice offerings is our Farmhouse Blend dispensed coffee program. We have rolled this out across our banners and it serves as the anchor offer within our SmartRewards loyalty program. In addition to our coffee program, a central component of our Foodservice strategy is the planned rollout of our Krispy Krunchy Chicken partnership to approximately 300 locations by 2028 and to 500 locations by 2030 with the opportunity to accelerate the rollout strategically. The Krispy Krunchy Chicken fried chicken concept has demonstrated compelling unit economics and strong customer response where it has been deployed. This national approach is complemented by brand-led execution across our Cumberland Farms network in the Northeast, where strong proprietary beverage programs and consistently high traffic help us win in key dayparts and build long-term loyalty.

•

Fuel Platform: Fuel represents a significant proportion of our overall earnings and is an important element of driving traffic to our sites. To provide the best value for our customers, we maintain strong economies of scale and diversified supplier relationships with major global fuel partners, including Shell, Esso, Texaco and Phillips 66, all of whom have had long-term contractual relationships with us. Our scale and long-term relationships enable us to negotiate competitive fuel supply terms that underpin solid fuel-margin performance. We believe our scale and significant commitments to refiner production output makes us a valuable partner to our fuel suppliers, and that positions us to continue building on our fuel partnerships. We utilize advanced pricing software that optimizes gross profit dollars across a large, geographically diverse footprint. This scaled platform supports consistent fuel contribution, provides operational flexibility and complements the broader retail experience offered by our locations. We also operate a wholesale supply business, EU Fuel, that focuses on strategic and operational fuel supply and distribution in certain markets in Europe.

This multi-category approach provides stability through economic cycles and positions us to capture incremental contribution from higher-value offerings.

Experienced, Operationally Focused Management Team with a Track Record of Growth

We are led by a highly experienced management team with deep investment and execution experience across convenience retail, fuel operations, foodservice and multi-channel merchandising, and have demonstrated a strong return-focused track record of profitable growth and value creation. The leadership team brings decades of combined experience across global consumer and retail businesses, supported by a demonstrated track record of driving operational excellence and executing complex integration strategies. We have continued to strengthen our leadership and governance across the business. We have made several key global senior level appointments in Finance, Accounting, Treasury, Legal, Human Resources, IT and Internal Audit as well as enhancing governance at both the Board and operational level, designed to enable us to successfully execute our long-term strategic objectives. The Nomination Committee of our Board seeks to ensure a robust leadership talent pipeline and succession plans for the Board and senior management are in place to reinforce our commitment to growth.

Our United States management structure is led by executives in Marketing, Operations and Fuel who are responsible for the day-to-day operations of the business. Our European management structure is led by a president and supported by country managers, each with extensive industry experience, responsible for day-to-day operations in Germany and Benelux.

Our current management team has already achieved significant success optimizing the business and operations. The team has successfully repositioned the portfolio through prudent balance sheet and liquidity management, disciplined bolt-on acquisitions and targeted divestitures, while also delivering organic growth initiatives such as expansion of our Foodservice offering and loyalty program. Our experienced management team positions us to execute our growth strategy across our target markets through disciplined portfolio optimization, consistent store-level execution and a balanced approach to strategic expansion.

Our Growth Strategies

Refresh Existing Cumberland Farms Sites to Modernize the Network and Enhance Returns

The Cumberland Farms brand benefits from strong, long-standing brand equity that firmly establishes it as the flagship brand of our portfolio, which we use as the basis of our capital deployment strategy across our stores. To maintain brand integrity, drive growth and maximize returns across the existing Cumberland Farms portfolio of 643 stores as of March 31, 2026, we deploy targeted capital investments through periodic store refreshes. These upgrades modernize locations, bring them up to current brand standards and integrate our latest food and beverage platforms to improve profitability. We prioritize investments using disciplined selection criteria to ensure capital is allocated to locations with the strongest potential for sustainable revenue and earnings growth. We are currently targeting to refresh approximately 60 Cumberland Farms stores annually, with the number of refreshes expected to increase over time as other banners are transitioned to the Cumberland Farms brand.

Rebrand Non-Cumberland Farms Sites to Scale the Flagship Cumberland Farms Brand and Improve Store Economics

We plan to extend the Cumberland Farms brand beyond its historical regional footprint by expanding it across our broader United States network, creating a unified and cohesive brand identity. As part of this strategy, we intend to rebrand most of our remaining banners in the United States to Cumberland Farms, supported by targeted forecourt and in-store upgrades designed to deliver the elevated customer experience associated with the brand.

As of April 30, 2026, we have completed 77 rebrands in the United States. For a cohort of 11 former Tom Thumb stores converted in Florida, with an average of approximately six months of post-rebrand operation and excluding sites impacted by fuel upgrades or road construction, rebranded stores achieved an average increase of approximately 5% in fuel gallons and a 1% increase in inside sales for the month of April 2026, compared to performance of remaining Tom Thumb stores in Florida.

We view conversions of legacy brands to Cumberland Farms as a key lever to drive organic growth and improve store-level profitability. We maintain a robust pipeline of eligible sites and expect to convert approximately 600 to 700 stores across the United States to the Cumberland Farms banner over the next five years, representing an annual rebrand target of approximately 120 to 140 sites. Rebranding a site typically requires relatively low capital investment (approximately $250,000 to $520,000 per site) and generates meaningful increases in transactions and sales across both Grocery & Merchandise and Fuel categories. For our rebranded sites, we target an average return on investment (“ROI”) of greater than 20% with average payback periods of 5 to 6 years that compare favorably to the investment required for new-to-industry stores.

Our U.S. Rebrand and Refresh Pipeline

Note: As of December 31, 2025

Illustrative Key Improvements Made in Rebranded and Refreshed Sites and Return Profile

Invest in Underpenetrated and Higher Margin Foodservice Business and Rollout of Krispy Krunchy Chicken in the United States

Foodservice represents a higher margin component of inside sales and benefits from favorable category tailwinds. We believe there is significant whitespace opportunity in the United States for continued Foodservice growth, as it accounted for only 14% of our inside sales in the United States in fiscal year 2025, whereas it accounted for 29% of inside sales for the overall United States convenience retail market in 2025, according the State of the Industry Report for 2025.

Leveraging our strong real estate footprint and strength in operational execution, we are focused on deploying high-quality, margin-accretive foodservice offerings through a curated mix of value-enhancing QSR concepts across our global network. In the United States, a key component of this strategy is our partnership with Krispy Krunchy Chicken, a fast-growing prepared food concept with more than 35 years of operating history and over 3,500 locations. We selected Krispy Krunchy Chicken for its proven ability to drive foodservice sales through a low-labor, capital-light operating model, delivering attractive returns with operational simplicity.

We have begun rolling out the Krispy Krunchy Chicken foodservice offering, with 31 open as of April 30, 2026, and plan to roll out to approximately 300 locations by 2028 and to 500 locations by 2030, with up to 150 sites targeted by year-end 2026. The required investment is approximately $150,000 per retrofit with 1 incremental staff member typically required. Initial results from a cohort of 12 open sites show approximately 6% inside sales uplift and approximately 9% fuel volume increase relative to sites under the same banner and within the same state, as measured by year-over-year changes for the month of March 2026 compared to March 2025 for the cohort of 12 stores that underwent a Krispy Krunchy Chicken retrofit in 2025. For sites continuously open for the six months ended March 2026, Krispy Krunchy Chicken sites averaged approximately $4,500 in weekly sales. At maturity, we target incremental annual gross sales of $300,000 to $400,000 per site at over 50% gross margin.

Krispy Krunchy Chicken Highlights

Our most established Foodservice offering is our beverage program, which represents the majority of our United States Foodservice sales and contributed approximately 5% of our United States inside sales in fiscal year 2025. Cumberland Farms coffee is the strongest component of our beverage program, with 120,000+ cups of coffee sold per day under the Farmhouse Blend brand in fiscal year 2025. As we continue to rebrand stores to the Cumberland Farms platform, we expect to extend both the Farmhouse Blend dispensed coffee program and Farmhouse fresh food offerings across a growing store base, increasing the penetration of these high-margin, high-frequency categories, without requiring near-term incremental capital investment.

Our Culinary Center in Westborough, Massachusetts supports our proprietary Farmhouse fresh food offerings and currently operates below full production capacity, representing an opportunity to generate additional operating leverage across our network.

Enhance Technology Led by SmartRewards Rollout in the United States to Drive Organic Growth

In 2025, we relaunched our United States loyalty program, SmartRewards on the PAR Retail platform, which is a leading loyalty program platform purpose-built for convenience and fuel retail, allowing us to deliver seamless enrollment, personalized dynamic offers, and a more data-driven approach to customer interaction. SmartRewards provides customers with promotional savings on fuel and in-store purchases and rewards frequent shoppers through spend and purchase-frequency-based incentives. Following a nationwide promotion beginning in March 2025, membership increased from approximately 300,000 members in March 2025 to over 6 million members as of April 2026.

We view our SmartRewards loyalty program as a meaningful growth driver designed to facilitate increased customer engagement, greater visit frequency, and higher spend across our store network. Customers enrolled in our loyalty program have a measurable positive contribution to our unit economics, because of more frequent visits, larger basket sizes and cross-product purchases. During April 2026, our loyalty member transactions represented over 25% of total transactions. From March 2025 through April 2026, loyalty members demonstrated approximately 5% higher average fuel gallons per fill, a 5% higher average inside basket and a 49% higher average tobacco basket per trip compared to non-loyalty customers. Tobacco consumers represent an opportunity to drive further engagement with our loyalty program, with loyalty member transactions representing 38% of tobacco purchases for the 90 days prior to April 30, 2026.

The growth of our SmartRewards loyalty program has already translated into strong and measurable performance at both the pump and inside the store. Inside sales from loyalty members increased from approximately $8 million, or 4% of U.S. segment inside sales, in March 2025 to $74 million, or 34% of inside sales, in March 2026—representing more than a 770% increase year over year. On the fuel side, loyalty customers accounted for 13 million gallons in the U.S., or 12% of gallons, in March 2025, which grew by over 80% to 25 million gallons, or 20% of gallons, in March 2026. This momentum highlights SmartRewards as an attractive organic growth lever to continue driving both traffic and volume across our store base.

We see an opportunity to further integrate our mobile application as a centralized platform where customers can shop, access members-only offers, and track cumulative savings, which may increase engagement and program stickiness. We also believe that our simplified digital enrolment and referral initiative will result in higher participation from existing and new customers.

We plan to further scale our digital loyalty offering through the rollout of the P+ program, a tobacco-purchase based promotional program funded by Altria, that leverages consumer purchase data to deliver personalized promotions on Altria products. As of April 2026 we have over 122,000 members enrolled in the P+ program. P+ users can stack rewards with tailored SmartRewards incentives achieving greater savings, driving higher purchase frequency, larger basket sizes, and increased customer loyalty. We believe we can further improve penetration of the program through tiered membership rewards, designed to encourage repeat visits and longer-term customer retention.

SmartRewards Highlights

Note: Member count as of April 30, 2026. Loyalty ID reflects loyalty member transactions as percentage of total transactions for the month of April 2026. Average gallons per fill, average inside basket per trip and average tobacco basket per trip compare shopping behavior of loyalty members versus non-loyalty customers over the period from March 2025 through April 2026.

In addition, the customer data collected from our loyalty members, including basket size and purchase patterns, provides valuable insights into purchasing trends, which can be further leveraged to deliver more personalized and targeted offers that result in higher-value transactions and increased spend per visit. We expect the value of the program to compound as we continue to collect and analyze customer purchase data and deploy more targeted promotions, benefiting both our business and our consumer-packaged goods partners, through improved promotional effectiveness. In early 2025, we officially launched our retail media network in the United States through a partnership with Axonet, enabling us to generate additional revenue at minimal cost by advertising on our pumps and in store supported by our first-hand customer data and loyalty program.

We believe continued investment in SmartRewards, digital capabilities, and retail media offerings will increase basket size, support margin expansion, increase customer loyalty, support penetration and sustained growth in traffic, and further differentiate our brands and customer experience to drive improved long-term store level performance.

Expand and Rebrand Grocery & Merchandise, Foodservice and Alternative Fuel Offerings in Europe

In Europe, our operating model differs meaningfully from the United States, with a greater proportion of CONCO and dealer-operated sites and a clear separation between fuel branding and store branding. Rebranding initiatives in Europe refer exclusively to the Grocery and Merchandise and Foodservice offerings and we currently have no intention in the short- to medium-term to change fuel canopy branding, which remains under established fuel brands such as Esso and Texaco. Under our CONCO agreements, we retain the ability to specify store branding, while for dealer-operated sites we intend to offer rebranding opportunities during contractual renewal periods where we believe such conversions can improve dealer economics, although participation will vary by site.

Grocery and Merchandise store quality in the European convenience retail market has historically lagged the United States, which we believe creates an opportunity to differentiate through branded upgrades and improved customer experiences. Our European growth initiatives follow a similar strategic framework to the United States, with a focus on rebranding stores and expanding Foodservice offerings, while tailoring brand selection and execution to local market dynamics and consumer preference. In addition, given the more advanced state of EV adoption in Europe relative to the United States, we place incremental emphasis on expanding EV charging infrastructure across our European markets.

Our rebranding initiatives leverage the brand equity of leading European grocery partners, such as REWE, to drive customer traffic and strengthen inside sales. In parallel, we are introducing our proprietary Cumberland brand into our European markets. We have a strong track record executing rebranding initiatives in Europe, having refreshed and converted 162 stores in Germany to the REWE Express brand since 2021, as of March 31, 2026. For stores converted between May 2021 and September 2021, Grocery & Merchandise revenue increased by up to 20% by the third year following remodel with an approximately 8% uplift in fuel volumes compared to stores that were not rebranded, demonstrating the value of upgrading store quality and aligning with well-recognized premium grocery brands.

To further differentiate our Grocery and Merchandise offerings in Germany, we plan to rebrand 250 non-REWE Express stores currently operating on CONCO or dealer-operated sites to Cumberland branded stores over the next 5 years, at a pace of approximately 50 stores per year, as well as converting an additional 3 stores to REWE Express in 2026. In Benelux, we have 58 Louis Delhaize branded stores as of March 31, 2026. We are currently trialing 3 Carrefour Express concept stores in the region. Based on the results of these trials, we plan to either retain our Louis Delhaize branded stores in Benelux or rebrand them to Carrefour Express, with 50 sites potentially convertible in 2028 and the balance of sites in 2029, based on the current end date of our existing partnership with Louis Delhaize in 2027. Our Grocery & Merchandise rebrands are expected to require capital expenditures of approximately €140,000 to €250,000 per site.

Results of Rebranding German Stores to REWE Express

Note: As of December 31, 2025. Uplift as measured by the incremental increase in Grocery & Merchandise revenue or Fuel volume, as applicable, for a cohort of stores in Germany that underwent a rebrand as compared to stores that did not rebrand. Wave 1 stores (4 stores) underwent a rebrand between May 2021 to September 2021, and Wave 2 stores (6 stores) underwent a rebrand between November 2022 and December 2022. There can be no assurance that future refreshes and/or rebrands will achieve similar uplifts in Grocery & Merchandise revenue or Fuel volumes.

Our Foodservice business in Europe is broader and more advanced than in the United States, representing approximately 22% of Europe inside sales in fiscal year 2025. We plan to continue expanding Foodservice across Europe through a dual-track strategy that combines branded QSR partnerships with the rollout of proprietary foodservice concepts. We continue to scale premium branded offerings through partnerships with established QSR brands, including Burger King, KFC and Starbucks, allowing us to broaden customer choice and enhance store quality through capital-light, operationally efficient models.

In parallel, we are expanding our proprietary foodservice platforms, including Go Fresh Bakery, which is delivering strong performance across the Benelux region, and Maxi Fresh Bakery, a new concept currently being piloted at select sites in Germany. Subject to successful trial performance, we plan to roll out approximately 25 Maxi Fresh Bakery locations across Germany over the next five years, at a pace of approximately five sites per year. In the

Benelux region, we plan to expand Go Fresh Bakery with 13 new locations in Belgium and the Netherlands in 2026. In the Netherlands, we also plan to rebrand 40 SPAR Bakery locations to Go Fresh Bakery, from 2027 to 2030, at a rate of 10 locations per year. Our Foodservice rebrand and expansions are expected to require capital expenditures of approximately €140,000 to €200,000 per site. Together, these initiatives support increased Foodservice penetration, higher customer traffic, and sustained improvements in margins and long-term financial performance.

Europe’s fuel and EV trends also create opportunities to expand our business by adapting to evolving consumer needs. As of March 31, 2026, we operated 124 sites with 283 EV chargers across Germany and Benelux. To date we have generated an immaterial amount of revenue directly from EV chargers. However, looking forward, we plan to capitalize on higher EV adoption primarily in the Benelux market, and plan to continue expanding our EV charging network, with a target of adding approximately 22 additional chargers in fiscal year 2026 and approximately 20 chargers per year over the next 5 years, subject to available electrical grid capacity. The installation of EV chargers has historically increased customer dwell time, which we believe can drive incremental inside sales, as charging customers tend to visit our stores more frequently and remain on-site longer than traditional fuel customers. Our established presence in Grocery & Merchandise and Foodservice in Europe, together with initiatives to further strengthen these offerings, positions us to capture increased inside sales as consumers spend more time at our locations while charging their vehicles.

Increase Profitability Through Active Cost Management and Performance Management Initiatives

We are also focused on optimizing cash flow through enterprise-wide efficiency initiatives designed to improve store-level operating margins. As part of this effort, we have optimized our procurement function to reduce purchasing costs over time by leveraging our global scale, implementing competitive contract bidding, and conducting vendor reviews. In parallel, we are expanding the use of data analytics at both corporate and site levels to enhance fuel pricing, inventory management, and store rationalization.

Following a comprehensive review of our operations, we relocated our global headquarters from Blackburn, England to Charlotte, North Carolina to enhance global governance initiatives and to better support our growth in the United States. In connection with this transition, we relocated our European shared services operations from Blackburn to Bolton, England. We continue to review operating efficiency at all our shared services sites and intend to continue to reduce costs and improve efficiency over time through increased use of automation tools.

In addition, we have revised and enhanced our corporate incentive compensation structure to better emphasize both measurable short term and long-term financial performance.

Balance Sheet Discipline, Optimizing Cash Flow to Drive Growth

We pursue growth through disciplined investment in our site network and continued development of our retail offerings, while maintaining a focus on balance sheet discipline and reducing leverage over time.

We are now well positioned to optimize the growth prospects of our remaining portfolio and reduce leverage, and we will continue to regularly review our portfolio and concentrate investment in our core markets in the United States, Germany and Benelux.

We have rationalized our balance sheet through a series of repricings and refinancings undertaken to reduce interest costs. In February 2026, following a successful term-loan repricing in July 2025, we completed the refinancing and extension of our Revolving Credit Facility and Term Loan B, which are guaranteed by us and certain of our subsidiaries and related parties outside of our perimeter. These transactions have resulted in a material reduction in our annual interest costs, greater financial flexibility, and unlocked free cash flow, which allows us to invest in growth opportunities.

Grow Our Footprint Through Acquisitions of Value-Enhancing Businesses in Select Markets and Building New Stores in Select Locations

In the near term, our organic investment priorities are focused on rebranding and refreshing our existing store base to enhance our customer’s experience, strengthen brand positioning, growing our Foodservice business and driving performance across the portfolio. Over the medium term, we plan to remain disciplined and highly selective in new-to-industry development, pursuing opportunities only where market conditions and site economics support strong returns and long-term value creation.

In parallel, given the continued fragmentation of the convenience retail market, we will selectively pursue bolt-on acquisition opportunities that are strategically aligned, financially attractive and accretive to our long-term growth objectives. Our acquisition strategy prioritizes assets that strengthen our competitive positioning and generate operational synergies by expanding our customer base, enhancing capabilities, and accelerating growth in key markets. We apply a consistent and repeatable integration framework across acquisitions, including foodservice installation, SmartRewards activation, and the realization of purchasing and other cost synergies, to drive accelerated paybacks and improve store-level profitability. We have a proven track record of acquiring and integrating complementary businesses, as demonstrated by recent bolt-on acquisitions such as the Neon stores in the Northeast, where the strength of the Cumberland Farms brand enables rapid rebranding and productivity uplift, and the Coen stores in Pittsburgh, which provide an attractive infill opportunity between our Northeast and Pennsylvania and Ohio footprints.

Recent Developments

Preliminary Estimated Selected Financial Results for the Three Months Ended June 30, 2026 (unaudited)

Our financial results for the three months ended June 30, 2026 are not yet complete and will not be available until after the completion of this offering. Accordingly, set forth below are certain preliminary estimated selected unaudited financial results for the three months ended June 30, 2026 and the corresponding periods of the prior fiscal year. We have provided ranges, rather than specific amounts, for the three months ended June 30, 2026, because our closing procedures for the quarter-end financial closing process are not yet complete. These results are preliminary and subject to change, and there is a possibility that our actual results may differ materially from these preliminary estimates. These ranges are based on the information available to us as of the date of this prospectus. These preliminary estimated results for the three months ended June 30, 2026 are derived from our preliminary internal financial records and are subject to revisions based on our procedures and controls associated with the completion of our financial reporting, including all the customary reviews and approvals, and completion by our independent registered public accounting firm of its review of such financial statements for the quarter ended June 30, 2026. These preliminary estimated results should not be viewed as a substitute for financial statements prepared in accordance with U.S. GAAP. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial information and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto. It is possible that we or our independent registered public accounting firm may identify items that would require us to make adjustments to the preliminary estimates set forth below as we complete our financial statements and that our actual results may differ materially from these preliminary estimates. Accordingly, undue reliance should not be placed on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period and should be read together with “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

The following table reflects certain preliminary results for the three months ended June 30, 2026 and actual financial results derived from our unaudited financial statements for the three months ended June 30, 2025:

Key Operating Metrics and Non-GAAP Financial Measures(1)

	For the Three Months Ended June 30,
(in millions, other than gross profit margin)	2026 (estimated low)		2026 (estimated high)		2025 (actual)
Revenue	$		$		$4,216
Fuel revenue	$		$		$3,024
Fuel volume (millions of gallons)					710
Fuel gross profit	$		$		$298
Total inside sales	$		$		$1,048
Total inside gross profit	$		$		$336
Total inside gross profit margin		%		%	32%
Net (loss) income from continuing operations before income taxes	$		$		$25
Adjusted EBITDA(1)	$		$		$179
Same store fuel volume(2)%				%	(1.5)%
Same store inside sales(2)%				%	2.3%

(1)

Adjusted EBITDA is a non-GAAP financial measure. See below for a reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure, net (loss) income from continuing operations before income taxes, for each of the periods presented above.

(2)

Absolute same store sales values may not be directly comparable year-on-year due to changes in the qualifying store population. Same store sales are defined as sites that have been open for the full calendar year or quarter in both comparative periods. As sites are added to or removed from our portfolio over time, the underlying comparable store base changes, impacting the absolute values presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Same Store Sales Comparison” for more information regarding same store sales.

For the three months ended June 30, 2026, we expect fuel revenue to be between $   million and $   million, compared to $   million for the three months ended June 30, 2025. The expected    in fuel revenue is primarily due to   .

For the three months ended June 30, 2026, we expect fuel volume to be between   million gallons and   million gallons, compared to   million gallons for the three months ended June 30, 2026. The expected   in fuel volume is primarily due to   . On a same store basis, fuel volume is expected to   .

For the three months ended June 30, 2026, we expect fuel gross profit to be between $   million and $   million, compared to $   million for the three months ended June 30, 2025. The expected    in fuel gross profit is primarily due to   .

For the three months ended June 30, 2026, we expect inside sales to be between $   million and $   million, compared to $   million for the three months ended June 30, 2025. The expected    in inside sales is primarily due to   . On a same store basis, inside sales is expected to   .

For the three months ended June 30, 2026, we expect inside gross profit to be between $   million and $   million, compared to $   million for the three months ended June 30, 2025. The expected    in inside gross profit is primarily due to   .

For the three months ended June 30, 2026, we expect net (loss) income from continuing operations before income taxes to be between $   million and $   million, compared to $   million for the three months ended June 30, 2025. The expected    in net (loss) income from continuing operations before income taxes is primarily due to   .

For the three months ended June 30, 2026, we expect Adjusted EBITDA to be between $   million and $   million, compared to $   million for the three months ended June 30, 2025. The expected   in Adjusted EBITDA is primarily due   .

Select Preliminary Balance Sheet Information

As of June 30, 2026
($ in millions)	(estimated)
Cash and Cash Equivalents	$
Total Long Term Debt	$

On June 30, 2026, we received approximately $830 million of proceeds from the disposition of our Australian business and intend to use those proceeds to repay debt. Adjusted for that repayment, our total long term debt would have been $   million as of June 30, 2026.

The following table sets forth the Company’s EBITDA and Adjusted EBITDA for preliminary estimated results for the three months June 30, 2026 and for the three months ended June 30, 2025. EBITDA means net (loss) income plus interest income from loans with Parent, other interest income, interest expense and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for other non-cash items, including impairment costs, as well as other items that management does not consider to be meaningful in assessing our operating performance (e.g., certain litigation costs, restructuring costs, pre-IPO professional costs, transaction costs primarily related to divestitures, and foreign exchange gains (losses), non-cash share of profit from joint ventures and associates and net gain on disposal). EBITDA and Adjusted EBITDA are not measures that are prepared in accordance with GAAP.

The reconciliation of net (loss) income from continuing operations before income taxes to EBITDA and Adjusted EBITDA is as follows:

	Three Months Ended June 30,
	2026 (estimated low)	2026 (estimated high)	2025
	(in millions)
Net (loss) income from continuing operations before income taxes	$	$	$25
Interest income from loans with parent			(32)
Other interest income			(2)
Interest expense			158
Depreciation and amortization			63

EBITDA			212

Impairment			106
Litigation (income) costs			—
Restructuring costs			10
Pre-IPO professional costs			—
Transaction costs			1
Foreign exchange (gains) losses			(150)
Share of profit from joint ventures and associates			—
Net gain on disposal			—

Adjusted EBITDA	$	$	$179

The Reorganization

Between December 2025 and the effectiveness of the registration statement, the Company and certain of its affiliates undertook a corporate reorganization to rationalize their intercompany loans, separate certain businesses designated for divestiture, repay third party debt and establish an efficient capital structure through a series of transactions which included:

•	intercompany loan rationalization transactions to simplify the Group’s intercompany debt structure and repay third party debt, including loan repayments, assignments and offsets;

•	the separation of the Group’s operations in Italy, France and Australia and the remaining businesses in the U.K.; and

•

the legal migration of the Company from the Netherlands to Luxembourg, from Luxembourg to Delaware and then from Delaware to the Cayman Islands as an exempted company registered by way of continuation in the Cayman Islands with limited liability and the change of its name to LuxBridge International Limited, and its transfer to become a direct wholly-owned subsidiary of EG Group Limited and the indirect parent company of the U.S., German, Benelux, U.K. and Jersey entities forming part of the planned initial public offering.

The diagram below depicts our organizational structure after giving effect to the Reorganization. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Optima Bidco (Jersey) Limited
CY TopCo Limited
EG Group Limited
Cumberland Farms Limited
Australian Entities(1)
French Entities(1)
Cumberland Farms Finance LLC
EG Group Holdings Europe Limited
Other Europeans Subsidiaries
EG Group Holdings (Jersey) Limited
EG Dutch Finco B.V.
EG Finco Limited
EG Global Finance Plc
EG Corporate Services Limited
EG America, LLC
Other U.S. Subsidiaries
Cumberland Farms, Inc.
Other U.S. Subsidiaries

(1) Represents the entities divested in connection with the Reorganization

Upon the completion of this offering, our direct parent will be EG Group Limited, which is indirectly controlled by Optima Bidco (Jersey) Limited (“Optima Bidco”). The principal shareholders of Optima Bidco are Optima Group S.à r.l., which is owned by certain of the TDR Funds, and our founders, Mohsin Issa and Zuber Issa. Upon completion of this offering, EG Group Limited will continue to directly own approximately   % of the voting power of our issued and outstanding ordinary shares (or approximately   % if the underwriters exercise their option to purchase additional ordinary shares from us in full).

Share Split

As of the date of this prospectus, we had issued and outstanding 12,002 ordinary shares, par value $1.00 per ordinary share. Immediately prior to the completion of this offering, we intend to effect a    -for-1 subdivision of our ordinary shares (the “Share Split”). Following the Share Split, but before giving effect to this offering, we would have   ordinary shares issued and outstanding.

Implications of Being a Controlled Company

Upon completion of this offering, EG Group Limited, which is indirectly controlled by Optima Bidco, will collectively continue to own approximately   % of the voting power of our issued and outstanding ordinary shares (or approximately   % if the underwriters exercise their option to purchase additional ordinary shares from us in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of Nasdaq. Under these rules, a listed company of which a majority of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements applicable to most Nasdaq-listed companies. We do not currently intend to take advantage of any of the controlled company exemptions available to us under the rules of Nasdaq. See “Risk Factors—Risks Related to this Offering and the Ownership of Our Ordinary Shares—Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. Although we do not intend to rely on the “controlled company” exemptions under Nasdaq, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

Implications of Being a Foreign Private Issuer

Upon the completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies consents or authorizations in respect of a security registered under the Exchange Act;

•	the “short-swing” profit rules under Section 16(b) of the Exchange Act; and

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, of our current reports on Form 8-K upon the occurrence of specified significant events.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic public companies that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD (Fair Disclosure), which is aimed at preventing issuers from making selective disclosure of material information. Accordingly, there may be less publicly available information concerning us than there is for U.S. domestic public companies.

In addition, Nasdaq listing rules allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards. While we expect to voluntarily follow many Nasdaq corporate governance rules, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “Management—Foreign Private Issuer Status.”

We would cease to be a foreign private issuer at such time as more than 50% of our issued and outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

TDR Capital

TDR Capital LLP (“TDR Capital”) is a leading private equity investor with over €16 billion of assets under management and seeks to invest in a small number of growing, strong and resilient businesses. TDR Capital has a 24-year track record as a conviction investor. Funds managed by TDR Capital are currently invested in around 15 portfolio companies across a variety of sectors, including business services, financial services, retail, consumer and leisure. TDR Capital works collaboratively with portfolio company management teams to deliver on a shared vision for growth and value creation, leveraging its investment, operational and data science expertise to help bring about sustainable, positive and transformational change within the businesses it backs. Certain TDR Funds are the ultimate beneficial owners of Optima Group S.à r.l.

Corporate Information

As part of the Reorganization, we migrated from the Netherlands to Luxembourg as a société a responsabilité limité, from Luxembourg to Delaware as a limited liability company and then to the Cayman Islands as an exempted company registered by way of continuation with limited liability under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”). Exempted companies are Cayman Islands companies the objects of which are to be carried out mainly outside the Cayman Islands. On June 23, 2026, the Company changed its name to Cumberland Farms Limited.

Our principal executive offices are located at 13515 Ballantyne Corporate Place, Charlotte, North Carolina. Our telephone number at this address is (980) 394-8388. Our website address is https://www.cumberlandfarms.com/. The information contained on, or that can be assessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only. Our registered office in the Cayman Islands is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

Risk Factors Summary

Investing in our ordinary shares involves a high degree of risk. The risks described in “Risk Factors” in this prospectus may cause us to not realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our growth strategy. Some of the more significant risks include the following:

Risks Related to Our Market and Our Business

•

Volatility in the global prices and availability of oil and petroleum products and general economic conditions that are largely out of our control, as well as seasonal variations in fuel pricing, can significantly affect our operating results.

•	We are dependent upon our suppliers and partners, their brands and their reputations.

•	We may have difficulties competing favorably with other fuel providers and retailers in the locations in which we operate.

•

Maintaining favorable brand recognition of our proprietary brands and use of our loyalty programs is important to our success, and failure to maintain brand recognition or use of our loyalty programs could have a material adverse effect on our business.

•	Our stores are largely geographically concentrated in the Northeast part of the U.S., Florida, Germany and Benelux, and we could be negatively affected by conditions specific to those regions.

•

Our acquisitions, divestitures, including the Reorganization, or group initiatives may not be successful, and we may not achieve the returns, synergies, cost savings or other benefits initially anticipated from them.

•	We face various political, economic, legal, regulatory and other risks and uncertainties associated with conducting business in multiple countries.

•

Future tobacco and e-cigarette legislation, campaigns to discourage smoking and vaping, increases in tobacco taxes, menthol and other flavor bans, restrictions on the sale of e-cigarettes, introduction of new forms of nicotine products not available to us, illicit sale of tobacco products, local product restrictions, changes in state minimum age requirements for tobacco purchases and wholesale cost increases of tobacco products could have a material adverse impact on our retail operating revenues and gross margin.

•

Our business depends on maintaining tobacco and alcohol licenses, and the loss, suspension, or non-renewal of these licenses could materially and adversely affect our business, financial condition, and results of operations.

•	Robbery, shop crime and fraud in our stores may adversely affect us.

•

Pandemics or disease outbreaks, responsive actions taken by governments and others to mitigate their spread, and guest behavior in response to these events, have, and may in the future, adversely affect our business operations, supply chain and financial results.

•	Failure to obtain, maintain, protect, defend and enforce our intellectual property rights could adversely affect our business, financial condition and results of operations.

Risks Relating to Legal, Regulatory and Tax Matters

•	Costs to comply with, or to address liabilities arising under, current and future applicable regulations regarding EHS matters could adversely affect our business and our financial condition.

•

Compliance with ever evolving federal, state, and foreign laws, including tax laws, and rules and regulations relating to cybersecurity and the handling of information about individuals involves significant expenditure and resources, and any actual or perceived failure by us or our vendors to comply could result in legal liability for us and reputational harm to our business.

•

Our failure to adequately protect our sensitive information, operational technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on us.

Risks Relating to Our Indebtedness

•

As a guarantor of debt of certain of our subsidiaries, the substantial leverage of our subsidiaries and our debt service obligations could materially adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations.

•	We are subject to significant restrictive debt covenants, which limit our operating and financial flexibility.

Risks Related to this Offering and the Ownership of Our Ordinary Shares

•	The price of our ordinary shares may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing ordinary shares in this offering.

•

There has been no prior public market for our ordinary shares. An active market may not develop or be sustainable, and investors may be unable to resell their ordinary shares at or above the initial public offering price.

•	You will experience an immediate and substantial dilution of the net tangible book value of the ordinary shares you purchase in this offering.

•

Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. Although we do not intend to rely on the “controlled company” exemptions under Nasdaq, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

•

As long as we are a controlled company, you will have limited ability to influence matters requiring shareholder approval, it may be difficult for us to recruit independent directors and the interests of our principal shareholder may conflict with or differ from your interests as a shareholder.

•

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to design and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in our financial reporting, and as a result, affect the value of our ordinary shares and our financial condition.

•	As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

THE OFFERING

Share information presented below and elsewhere in this prospectus, other than our historical financial information or where we specifically indicate otherwise, reflects a     -for-1 subdivision of our ordinary shares to occur after the effectiveness of this registration statement, of which this prospectus is a part, and prior to the closing of this offering.

Issuer	Cumberland Farms Limited

Ordinary shares offered by us	ordinary shares.

Ordinary shares to be issued and outstanding after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us in full).

Option to purchase additional ordinary shares from us	ordinary shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional ordinary shares from us in full, assuming an initial public offering price of $ per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay approximately $ million in aggregate principal amount of borrowings outstanding under the New USD Term Loan Facility and the New EUR Term Loan Facility. Any proceeds remaining thereafter will be used for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits, retained earnings and/or share premium (subject to solvency requirements) as permitted under the Companies Act. See “Dividend Policy.”

Controlled company

After the completion of this offering, we will be considered a “controlled company” for the purposes of the Nasdaq rules, as EG Group Limited, which is indirectly controlled by Optima Bidco, will, in the aggregate, have more than 50% of the voting power for the election of directors. See “Principal Shareholders.” Following this offering, we will be a “controlled company” within the meaning of the Nasdaq corporate governance rules. As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. Although we do not intend to rely on the “controlled company” exemptions under Nasdaq, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risk factors	Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 40 of this prospectus for a discussion of factors you should carefully consider before investing in our ordinary shares.

Proposed listing and symbol	We intend to apply to list our ordinary shares on Nasdaq under the symbol “CMBY”.

The number of ordinary shares to be issued and outstanding after this offering is based on    of our ordinary shares issued and outstanding as of    , 2026, which includes the Reorganization that was completed between December 2025 through the effectiveness of the registration statement and the Share Split, and reflects the issuance and sale of    ordinary shares in this offering.

Unless otherwise expressly stated or the context otherwise requires, all information contained in this prospectus:

•

assumes the effectiveness of our amended and restated memorandum and articles of association (the “Articles”) and the Share Split, each of which will occur immediately prior to the completion of this offering;

•

excludes    ordinary shares reserved for issuance under our 2026 Incentive Award Plan (the “2026 Plan”), including approximately      ordinary shares issuable pursuant to options and     ordinary shares issuable pursuant to restricted share units that we intend to grant to certain of our directors, executive officers and other employees in connection with this offering;

•	assumes no exercise of the option to purchase additional ordinary shares by the underwriters; and

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information, are presented only on a historical basis and therefore do not reflect the Share Split.

SUMMARY COMBINED CONSOLIDATED FINANCIAL AND OPERATING DATA

As a wholly-owned subsidiary of Parent, the results of the Company were historically consolidated under Parent, and as such the Company has no operating history as a standalone entity. The historical combined consolidated financial statements for the Company as of and for the years ended December 31, 2025, 2024 and 2023 and as of and for the three months ended March 31, 2026 and 2025. were prepared on a combined consolidated basis in connection with the Reorganization, and have been derived from the historical accounting records of Parent. References in the combined consolidated financial statements to the “Company” refer to the business of the Company as historically managed by Parent. See “—The Reorganization.”

The following tables summarize our combined consolidated financial and operating data for the periods and as of the dates indicated. The summary combined consolidated statements of operations data for the years ended December 31, 2025, 2024 and 2023 and the combined consolidated balance sheet data as of December 31, 2025 and 2024 have been derived from our audited combined consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2026 and 2025 and the consolidated balance sheet data as of March 31, 2026 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

The Reorganization by which the Company continued as a wholly-owned subsidiary of Parent was accounted for as a reorganization of entities under the common control as ultimate control remains unchanged before and after the Reorganization, with the Parent continuing as the controlling party of the Company. As the Reorganization represents a change in reporting entity, the Company’s combined consolidated financial statements have been prepared as if the Reorganization had been effective at the beginning of the earliest period presented. The historical results of operations of legal entities that do not form part of the Company following the Reorganization have been excluded from the combined consolidated financial statements. Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions with the Parent and its subsidiaries. All intercompany balances and transactions within the Company have been eliminated in the combined consolidated financial statements. You should read the following information in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements, the accompanying notes and other financial information included elsewhere in this prospectus. Unless otherwise indicated, the information in this section does not give effect to the Share Split.

Combined Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in millions)	2026	2025	2025	2024	2023
Revenue	$3,988	$3,728	$16,343	$17,005	$18,105
Cost of goods sold	(3,336)	(3,149)	(13,668)	(14,259)	(15,401)

Gross profit	652	579	2,675	2,746	2,704
Operating expenses:
Selling, general and administrative	518	489	2,077	2,075	2,048
Depreciation and amortization	65	65	260	228	301
Impairment charges	—	—	185	120	118
Net gain on disposal	(1)	—	(2)	(32)	(916)

Total operating expenses	582	554	2,520	2,391	1,551

Income from operations	70	25	155	355	1,153
Interest income from loans with Parent	33	32	127	120	95
Other interest income	3	2	5	14	27
Interest expense	(168)	(162)	(668)	(773)	(853)
Other (income) expense, net	(41)	107	176	45	15

	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in millions)	2026	2025	2025	2024	2023
(Loss) income from continuing operations before income taxes	(103)	4	(205)	(239)	437
Income tax (benefit) expense	(8)	1	(60)	31	107

Net (loss) income from continuing operations	$(95)	$3	$(145)	$(270)	$330

Income from discontinued operations, net of tax	—	—	—	—	1,550

Net (loss) income	$(95)	$3	$(145)	$(270)	$1,880
Other comprehensive income (loss):
Foreign currency translation adjustments	96	(23)	599	(265)	291

Comprehensive income (loss)	$1	$(20)	$454	$(535)	$2,171

Basic and diluted (loss) earnings per common share:
Continuing operations	$(9,580)	$276	$(15,092)	$(28,102)	$34,346
Discontinued operations	—	—	—	—	161,324

Total basic and diluted (loss) earnings per common share	$(9,580)	$276	$(15,092)	$(28,102)	$195,670

Pro Forma (loss) earnings per common share(1):
Continuing operations
Discontinued operations
Pro Forma weighted average number of ordinary shares outstanding
Basic
Diluted

(1)

Pro forma (loss) per common share—continuing operations and discontinued operations and pro forma weighted average number of ordinary shares outstanding—basic and diluted each give effect to (a) the Share Split and (b) the issuance of ordinary shares in this offering at the initial public offering price of $    per share, as if each had occurred on January 1, 2026. See “—Share Split” and “Use of Proceeds.”

Select Balance Sheet Information

	As of March 31, 2026
($ in millions)	Actual	As Adjusted (1)
Cash and cash equivalents	$268
Total assets	11,869
Total liabilities	10,753
Total liabilities and Parent’s equity	11,869

(1)

As adjusted to give effect to the issuance and sale of ordinary shares in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the anticipated uses of proceeds therefor as described under “Use of Proceeds.”

Select Cash Flows Information

	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in millions)			2025	2024	2023
Net cash flows from operating activities from continuing operations	$6	$33	$122	$150	$87

Net cash flows from investing activities (used in) from continuing operations	(83)	(54)	(173)	(44)	3,796

Net cash flows from financing activities (used in) from continuing operations	(361)	(93)	634	(53)	(3,991)

Net cash flows used in discontinued operations	—	—	—	—	(57)

Key Operating Metrics and Non-GAAP Financial Measures(1)

We review a number of operating and financial metrics, including the following key metrics and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The following table sets forth the key performance measures and non-GAAP financial measures that we use to evaluate our business for the three months ended March 31, 2026 and 2025 and for the years ended December 31, 2025, 2024 and 2023:

	For the Three Months Ended March 31,		For the Year Ended December 31,
(in millions, other than store counts and gross profit margins)	2026	2025	2025	2024	2023
Store counts	3,242	3,260	3,246	3,262	3,402
Fuel volume (millions of gallons)	631	646	2,761	2,837	2,940
Fuel gross profit	$324	$255	$1,208	$1,252	$1,261
(Loss) income from continuing operations before income taxes	$(103)	$4	$(205)	$(239)	$437
Adjusted EBITDA(2)	$137	$102	$693	$731	$682
Fuel margin (cents per gallon)(3)	51.3	39.5	43.8	44.1	42.9
Grocery & Merchandise revenue(4)	$747	$723	$3,296	$3,316	$3,432
Grocery & Merchandise gross profit(4)	$204	$197	$914	$936	$914
Grocery & Merchandise gross profit margin(4)	27.3%	27.2%	27.7%	28.2%	26.6%
Foodservice revenue(4)	$142	$139	$646	$639	$646
Foodservice gross profit(4)	$66	$70	$323	$342	$318
Foodservice gross margin(4)	46.5%	50.4%	50.0%	53.5%	49.2%
Total inside sales	$890	$863	$3,942	$3,955	$4,078
Total inside gross profit	$271	$267	$1,237	$1,278	$1,232
Total inside gross profit margin	30.4%	30.9%	31.4%	32.3%	30.2%

(1)	Our KPIs are discussed and defined in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Key Performance Indicators.”
(2)

For a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, which is (loss) income from continuing operations before income taxes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures.”

(3)	Our Fuel gross margin is calculated as Fuel gross profit over Fuel volume, or cents per gallon.
(4)

During fiscal year 2025, we revised the presentation of our revenue and cost of goods sold category classifications to align with corresponding revisions made within our internal management reporting. As a result, certain prior-period amounts have been reclassified to conform to the fiscal year 2025 presentation.

These reclassifications relate to the reallocation of dispensed beverages and commissary products previously included in Grocery & Merchandise to Foodservice. The reclassifications did not change total revenues, income from operations, net (loss) income, or (loss) earnings per share for the periods presented.

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainty described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements and related notes, before deciding to invest in our ordinary shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Market and Our Business

Volatility in the global prices and availability of oil and petroleum products and general economic conditions that are largely out of our control, as well as seasonal variations in fuel pricing, can significantly affect our operating results.

Our profitability is significantly affected by changes in prices of fuel, variable retail margins and the market of such products. Oil and domestic wholesale gasoline markets are volatile. General political conditions, tariffs, acts of war or terrorism and instability in oil producing regions, particularly in the Middle East and South America, and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations, have significantly affected and in the future could significantly affect oil supplies and wholesale gasoline costs. For example, wholesale gasoline costs increased significantly beginning in March 2026 as a result of the conflict in Iran and the Middle East and there can be no assurance that prices will not experience another significant increase or continued volatility.

In addition, the supply of gasoline and our wholesale purchase costs can be adversely affected in the event of a shortage, which could result from, among other things, the current geopolitical tensions in Iran, Venezuela and Eastern Europe, lack of capacity at oil refineries, sustained increase in global demand or the fact that our gasoline contracts do not guarantee an uninterrupted, unlimited supply of gasoline. Our wholesale purchase costs could also be adversely affected by increasingly stringent regulations regarding the content and characteristics of fuel products. Increases in wholesale oil prices typically do not have a sustained impact on retail fuel margins, as fuel retailers generally adjust retail prices quickly to reflect changes in supply costs, including sometimes keeping retail prices higher when wholesale oil prices are particularly volatile. For example, while the conflict in Iran and the Middle East has recently increased wholesale gasoline prices as well as oil price volatility, our fuel margins have improved, as fuel margin were 51.3 cents per gallon in the first quarter of 2026, a 11.8 cents per gallon increase compared to the same period in 2025. In addition, short-term increases in retail fuel prices do not typically have a significant impact on our fuel sales volumes, as consumer demand for fuel is relatively inelastic in the short-term. For example, we experienced a 2% decrease in fuel volumes in the first quarter of 2026 as compared to the first quarter of 2025, despite the significant increase in retail fuel prices during the first quarter of 2026. However, extended periods of elevated retail fuel prices resulting from increases in wholesale prices may negatively impact fuel demand. In such circumstances, we may experience lower fuel sales volumes or choose to accept reduced gross margins on fuel in order to remain competitive. Accordingly, high wholesale fuel prices or supply limitations as a result of geopolitical tensions or other factors could adversely affect our business, operating results, and financial condition.

Our ability to successfully manage operating costs is important because we have little or no influence on the sales prices or regional and worldwide consumer demand for oil and gasoline. Furthermore, oil prices, wholesale fuel costs, fuel sales volumes, fuel gross margin and merchandise sales can be subject to seasonal fluctuations. For example, consumer demand for fuel typically increases during the summer driving season and typically falls during the winter months. Travel, recreation and construction are typically higher in these months in the geographic areas in which we operate, increasing the demand for fuel and merchandise that we sell. Therefore, our revenues and/or sales volumes are typically higher in the second and third quarters of our fiscal year. A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our fuel and merchandise volumes, fuel gross profit and overall customer traffic, which in turn could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Further, recessionary economic conditions, tariffs, higher interest rates, higher gasoline and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and may affect the operations of our stores, input costs, construction and transportation costs, consumer spending, buying habits and labor markets generally, and could adversely affect the discretionary income and spending levels of our guests, the costs of the products we sell in our stores, the consumer demand for such products and the labor costs of transporting, storing and selling those products, and the costs of building, acquiring and remodeling stores. These events and their impacts can be unpredictable. High inflation has in the past put pressure on our profit margins because we may not always be able to recapture higher input costs through pricing strategies or otherwise. Relatedly, increased inflation may lead to increased personnel costs and wage pressures. In addition, unfavorable economic conditions, especially those affecting the agricultural industry, higher fuel prices and unemployment levels can affect consumer confidence, spending patterns, and miles driven, and can cause guests to purchase less, visit our stores less often or “trade down” to lower priced products in certain categories when these conditions exist. These factors can lead to store traffic and sales declines, and in turn have an adverse impact on our business, financial condition and results of operations.

We are dependent upon our suppliers and partners, their brands and their reputations.

We offer Grocery & Merchandise, Foodservice and Fuel products and services to our customers largely pursuant to agreements with a number of franchise and other partners, including prominent fuel brands such as Esso, Irving Oil, Marathon, Shell, Gulf Oil and Suncor, well known Grocery & Merchandise brands such as SPAR, Altria, Reynolds, Juul, Coca Cola, Pepsi, Monster, Red Bull, Celsius, Conagra, Mars, Hershey’s, Ferrara, Louis Delhaize, Rewe Express and Cactus, and globally recognized Foodservice brands such as Starbucks, KFC, Burger King and Krispy Krunchy Chicken. These partnerships and their accompanying brands are a key component of our business, and most of our revenue is generated from products offered through such partners under their brand names. However, we do not have direct operational or financial control over our partners and have limited influence with respect to the way they conduct their businesses. Therefore, we may not be able to influence the development of these brands. In addition, given the long-term nature of our partnership and franchise agreements, there is a risk that a particular brand may lose popularity during the term of the relevant agreement and the relevant agreement may contain limited opportunities for early termination and/or contain stringent non-compete provisions, which may limit our ability to implement the best commercial offering at a particular site.

Our operations depend on the reputations of our partners and their brands and corresponding consumer perceptions. The brands we offer at our sites could be damaged by claims or perceptions about the quality or safety of our partners’ products or the quality of our or their suppliers and distributors, regardless of whether such claims or perceptions are true. Similarly, our partners, and entities in their supply chain, may engage in conduct that damages the reputation of the brands we offer. Reputational damage to our partners may also occur due to factors beyond their control such as the consequences arising from natural disasters affecting, or accidents occurring, at their oilfields or oil refineries, contaminated food products and any related food recall, if any, severe allergic reactions to food products or outbreaks of crop or livestock disease. In addition, our partners may also incur reputational damage by failing to maintain environmental and social governance standards. Any reputational harm, negative publicity or negative public perception of our partners or their brands could have a material adverse effect on our business, financial condition, and results of operations.

Certain of our partnerships have regular renewal dates, and we may not be able to renew our partnerships on favorable terms, in a timely manner or at all. In particular, the renewal of our contracts can be challenging if our partners insist on price control mechanisms that could restrict our ability to increase selling prices. We may incur high costs in trying to find alternative suppliers or partners. If any of our partners are acquired by our competitors, the applicable licensed intellectual property may no longer be available to us or may be available only on less favorable terms and our business, results of operations and financial condition could be adversely affected. The loss of one or more of our franchise and other partnership agreements could have a significant impact on our ability to attract customers, and we may be unable to find a suitable replacement, particularly for fuel supplies, which could have an adverse effect on our business and results of operations.

Our license and franchise agreements generally grant us the right to use the licensor’s intellectual property in connection with the development, operation, promotion and marketing of their brands. The licenses we receive to such intellectual property rights may not provide rights in all territories in which we may wish to offer products in the future and may restrict our rights to offer certain products in certain markets without the licensor’s approval or impose other obligations on us in exchange for our rights to the licensed intellectual property. While the licensors remain primarily responsible for the protection of the intellectual property associated with their brands and we primarily rely on the licensors to police and enforce their intellectual property rights against third parties, if we or the licensors fail to identify unauthorized filings or use of the licensor’s trademarks or other intellectual property, or either of us fail to adequately protect the licensor’s trademarks, copyrights and other licensed intellectual property rights, the infringement, misappropriation or other violation of the intellectual property rights associated with these brands may cause harm to, or a diminution in value of, the relevant brand, and possibly a decrease in sales, in turn causing an adverse effect on our profitability and results of operation. In addition, we cannot be certain that our licensors are not infringing, misappropriating or otherwise violating the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may offer our products and services. Further, if we fail to comply with any of our obligations under such agreements, we may be required to pay damages, and the licensor may have the right to terminate the agreement. Our licensors may have other termination rights as well. Termination by the licensor could cause us to lose valuable rights and could prevent us from selling our products and services. The failure to maintain or renew our license or franchise agreements or to maintain the reputation or value of the brands we commercialize could cause us to lose significant revenue, which could have an adverse effect on our business, financial condition and results of operations.

A large portion of our fuel and products are supplied by a small number of third-party suppliers.

Our operations depend on our ability to obtain fuel products from third-party suppliers, and we are dependent upon the supply from a relatively limited number of fuel suppliers. For example, our largest fuel supplier accounted for 31%, 31%, 31%, 30% and 25% of our operating expenses and costs of goods sold for the three months ended March 31, 2026 and 2025 and the fiscal years 2025, 2024 and 2023, respectively. Our main fuel suppliers include Esso, Irving Oil, Marathon, Shell, Gulf Oil and Suncor. While we have agreements in place with our fuel suppliers, we do not have direct control over their operations or the products and services they provide, and our fuel supply stream may be interrupted by circumstances within our control or outside our control.

In addition, if any of our key fuel suppliers fail to satisfy their delivery obligations (for example, due to transportation or logistics interruptions, accidents, equipment breakdowns or work stoppages), this could adversely affect our business, and we may not receive full financial compensation for all losses. From time to time, we have experienced limited fuel supplies due to capacity constraints and other supply-related factors. If we are required to replace any of our key fuel suppliers for any reason, we may face risks and costs associated with a transfer of operations, and the failure to replace any of our key fuel suppliers on commercially reasonable terms, or at all, could have a material adverse effect on our business, financial condition and results of operations. Certain of our agreements with our fuel suppliers, with terms ranging from one to nine years, contain minimum volume requirements. If we fail to meet the applicable minimum volume requirements, our fuel suppliers may have the right to terminate the agreement, or we may be required to pay an “underlifting” fee to make the supplier whole for the profits it would have made had we met the minimum volume requirements. These minimum volume requirements, as well as any resulting termination of any of our agreements or requirement to pay an underlifting fee, could require us to find new fuel suppliers or could result in additional losses. During the term of our supply agreements, we may also be restricted from sourcing our products from fuel suppliers who offer the most competitive commercial terms, which could have an adverse effect on our business, financial condition and results of operations.

Further, our transportation and logistics arrangements may not be adequate to support the size of our future operations. Due to our growing product portfolio, we rely on suitable vehicles to transport fuel products to our sites, which vehicles may not be available. In addition, transportation might damage our fuel products, and our fuel products might cause damage to other products, third parties or the environment during transportation. We also have limited storage facilities and may not be able to store enough fuel products that we need to operate our business, making us more dependent on efficient logistical operations by us and by our third-party suppliers. Any significant disruption or other adverse events affecting our supplies, suppliers or supply chain could have an impact on our ability to receive fuel products or result in cost inflation, which could have a material adverse effect on our business, financial condition and results of operations.

To the extent there is any disruption or other adverse events affecting our Grocery & Merchandise, Foodservice and Fuel supplies, we can rebrand, and have in the past rebranded, with different suppliers. However, we may still experience disruptions as a result of these events.

We may have difficulties competing favorably with other fuel providers and retailers in the locations in which we operate.

The locations in which we operate are highly competitive. We face significant competition from other existing convenience retailers, forecourt retailers, food retailers, grocery stores, supermarkets and fast-food concessions drawn from local and large scale multinational corporations, as well as new competitors. The principal competitive factors in the sector in which we operate include price, quality, brand name recognition, service, location, national and regional presence, accessibility and product availability. Actions taken by our competitors (including, but not limited to, opening new sites adjacent to our sites and competing aggressively on price), as well as our failure to respond to such actions, could reduce footfall and revenue at our sites and place pressure on our profit margins. Several non-traditional retailers such as supermarkets, club stores, and mass merchants have affected the convenience store industry by entering the retail fuel business and have obtained a share of the fuels market. Certain of these non-traditional retailers may use more extensive promotional pricing or discounts, both at the fuel pump and in the store, to encourage in-store merchandise sales and gasoline sales.

We also face competition in respect of our loyalty programs as existing fuel card issuers (including major fuel producers and/or refiners) and new participants in the market (including car manufacturers and leasing companies) may offer customers better benefits, whether actual or perceived, which may direct customers to visit competitors’ sites instead of ours. Moreover, action taken by regulatory authorities could increase competition and facilitate the access of new competitors into the market. New competitors in the market, such as companies specializing in EV charging points, may have offerings that include additional services which compete with our offerings. New participants may also include major fuel producers or refiners that may be able to more effectively compete on price, and may make it more difficult for us to secure advantageous terms from suppliers. If major fuel producers or refiners become more aggressive in expanding their operations to compete with our offering portfolio, we may also face increased competition for limited acquisition opportunities. Some of our current and potential future competitors, including major fuel producers and/or refiners, may be larger and better capitalized than we are and, as a result, may be better positioned to take advantage of strategic acquisition and consolidation opportunities that can rapidly increase market share. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.

Our future performance is dependent upon our continuing ability to meet customer needs and provide a differentiated and relevant offering, and we cannot be sure that we will be able to continue to compete favorably in these competitive markets or that increased competition will not have a material adverse effect on our business by reducing our ability to maintain sales and profit margins. Our competitors may be able to secure better terms from suppliers, provide cheaper products and services and devote more resources to technology, infrastructure, fulfilment, and marketing, including through larger scale benefits. These competitive pressures could cause us to lose market share and may require us to lower prices, increase capital, marketing and advertising expenditure or increase the use of promotional campaigns, which could have a material adverse effect on our business, financial condition and results of operations.

We depend on good working relationships with dealers, retailers, governmental agencies and third-party contractors.

We depend on third parties for the provision of certain labor, equipment and services. The third parties with which we work include product storage service providers, contractors, transporters, dealers and retailers. As a result, our operations are subject to several risks, some of which are outside of our control, including liability as a result of the actions of third parties with which we work. With respect to dealers and retailers who operate our company-owned, not company-operated and ‘other’ dealer owned, dealer operated sites, we may face liability for accidents or incidents at these sites resulting from those dealers’ or retailers’ actions. Any failure by such dealers or retailers to maintain high-quality standards or to operate in compliance with applicable laws and regulations could give rise to reputational damage, and to legal or regulatory actions being brought against us.

In cases where we are not the operator of the sites in our network, including sites under the CONCO and “Other” operating models, we depend on the formation and maintenance of relationships with dealers and retailers. Although we endeavor to maintain a good working relationship with these dealers and retailers, there can be no assurance that the dealers and retailers with which we currently work, or in the future will work, will choose to conduct business with us on an ongoing basis or that they will comply with the terms of an agreement with us. Disputes with dealers and retailers could materially adversely affect our business, financial condition and results of operations. We continue to rely on dealers, retailers and third-party contractors as we expand and open more sites, both organically and through strategic acquisitions. Accordingly, if dealers, retailers or third-party contractors decide to give preference to our competitors or cease to do business with us, it could have a material adverse effect on our business, financial condition and results of operations.

In addition, with respect to transport services, the vessels, tank trucks and trucking services for our product transportation are chartered mainly under contracts from third parties. Any deterioration in or other changes relating to our relationships with such third parties, including changes in supply and distribution chains, could result in delayed or lost deliveries or damaged products. Third parties may decide to increase their prices for transport services provided to us or discontinue their relationships with us. There is no assurance that we will be able to negotiate or maintain terms commercially acceptable to us or locate replacement service providers on a timely basis. Delivery disruptions may also occur for reasons out of our control, such as poor handling, labor strikes and adverse climate conditions. The occurrence of one or more of these risks could have a material adverse effect on our business, financial condition, and results of operations.

We may also face difficulties competing in the highway concession market. Highway concession operations, which are among our most profitable operations, depend on authorizations from governmental regulatory agencies in the countries in which we operate, which are subject to bid, expiration, limitation on renewal and various other risks and uncertainties. Since our competitors also value highway concessions, we cannot guarantee that we will obtain or be able to renew highway concessions on favorable terms or at all. In addition, highway concession operations may be subject to stringent conditions, such as those limiting the products and services provided and hours of operation, with which our competitors may be better able to comply without adversely affecting their results of operations. In addition, the operation of highway locations can come with extensive costs, and we may be required to pay more than we have paid historically in order to renew our existing highway concessions, adversely affecting our cash position relative to our competitors. Our inability to obtain highway concessions, to negotiate their renewal on favorable terms or at all, or to operate them profitably could have a material adverse effect on our business, financial condition and results of operations.

Maintaining favorable brand recognition of our proprietary brands and use of our loyalty programs is important to our success, and failure to maintain brand recognition or use of our loyalty programs could have a material adverse effect on our business.

Our proprietary brand names enjoy a high degree of familiarity and awareness in the markets in which we operate, and we believe maintaining these brands is a key component of maintaining our position in our industry. Additionally, our loyalty programs have historically driven customer traffic and contributed to our revenue. We continue to evolve our loyalty programs, including the structure, rewards and customer participation requirements. These changes may not achieve their intended objectives and could result in reduced customer traffic or decreased brand loyalty.

We increasingly rely on data, analytics, and digital tools to inform our marketing, promotional, and loyalty programs strategies, including micro-targeting, personalization, and measurement of marketing effectiveness. These strategies depend on the accuracy, completeness, and timeliness of the data we collect and the assumptions and models we use to analyze that data. If our data is incomplete, inaccurate, or not effectively analyzed, or if our marketing and loyalty programs strategies based on such data do not resonate with customers, our marketing investments may not generate the expected levels of customer traffic or sales.

Additionally, factors affecting brand recognition are often outside of our control, and efforts to maintain or strengthen these brands may not always have the desired effect. Events such as lawsuits, product recalls, outbreaks of food-borne illness, supply chain interruptions, crimes committed at our locations, employee misconduct (actual or alleged), personal data or cyber breaches, incidents or attacks and allegations (true or otherwise) regarding the treatment of our employees or customers could result in negative publicity and damage to our brands and reputation. In addition, damaging statements (whether true or otherwise) about us, our locations and our products, can be widely disseminated through online platforms, and we may have limited or no ability to respond to these statements or take action to have them taken offline. If damage to one or more of our brands were to occur for any of these or other reasons, there can be no assurance that we would have the resources available to adequately invest in marketing, public relations or advertising campaigns to repair these brands, that any such campaigns would be effective or that we would be willing or able to take any other actions to limit or reverse this damage.

If our customers have a less favorable view of us, our locations, our products or our loyalty programs, they may seek alternative products or providers, and this could directly impact our results of operations. In addition, damage to our brands or our reputation could make us less attractive partners for the national and regional brands we offer through our locations, which could result in the loss of some of these commercial relationships. If either of these outcomes resulted from our failure to maintain our brands or damage to one of our brands, it could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to achieve future growth, which may have adverse effect on our business, financial condition and results of operations.

We believe that our future revenue growth, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, the success of our growth strategies and the extent to which our various products grow and contribute to our results of operations. Our growth strategies include rebranding legacy banners, such as Tom Thumb and Loaf ‘N Jug, to the Cumberland Farms brand and refreshing existing Cumberland Farms stores, expanding our foodservice offerings, including through the rollout of our Krispy Krunchy Chicken partnership to approximately 300 locations by 2028 and to 500 locations by 2030, growing and enhancing our SmartRewards loyalty program and related digital capabilities, expanding and refreshing our alternative fuel, grocery and foodservice offerings in Europe, including through the continued buildout of EV charging infrastructure, pursuing acquisitions and new-to-industry store development. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. In addition, our number of customers and markets may not continue to grow or may decline due to a variety of possible risks, including increased competition and the maturation of our business. Any of these factors could cause our revenue growth to decline and may adversely affect our margins and profitability. Failure to grow revenue or improve margins could have a material adverse effect on our business, financial condition and results of operations.

Any event that damages or renders inoperative our warehouse and distribution facility in Westborough, Massachusetts could have a material adverse effect on our ability to supply products in the U.S.

We own and operate a 431,000 square foot warehouse and distribution facility in Westborough, Massachusetts, from where we supply a significant portion of the merchandise sold in our stores in the U.S. Any event that damages this warehouse, renders it inoperative or negatively impacts its operation, such as power outages or severe weather, could have a material adverse effect on our ability to supply products to our stores in the U.S., which in turn could have a material adverse effect on our business, financial condition and results of operations.

In addition, we also perform our own cigarette tax “stamping” for our stores exclusively in this warehouse and distribution facility in Westborough, Massachusetts. If any damage were to occur to our cigarette tax “stamping” machines at this facility, we would have to outsource the cigarette tax “stamping” to a third party, which could result in additional costs.

Our stores are largely geographically concentrated in the Northeast part of the U.S., Florida, Germany and Benelux and we could be negatively affected by conditions specific to those regions.

The majority of our stores are in the Northeastern part of the U.S., Florida, Germany and Benelux. Adverse changes in demographic, unemployment, economic, regulatory or weather conditions in the Northeastern part of the U.S., Florida, Germany and Benelux have had, and may continue to have, material adverse effects on our business, financial condition and results of operations. As a result of our concentration in this market, we have been, and in the future may be, disproportionately affected by conditions in this geographic area compared to other sites with a more diverse footprint.

In addition, our competitors could open additional stores in the Northeastern part of the U.S., Florida, Germany and Benelux which could result in reduced market share for us in those key geographic regions, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our growth and consolidation strategies.

Our growth strategy is based on a mix of organic and inorganic growth and selective rebranding, remodeling and/or modernizing existing stores and opening new stores. Failure to identify, acquire and develop new sites or rebrand or upgrade existing sites or to meet capital expenditure requirements for development, rebranding, remodeling or refurbishment are some of the risks to which we are subject. There can be no assurance that our initiatives will be successful or that they will represent the most productive use of our resources.

There are several factors that could affect our ability to grow or rebrand, remodel, rebuild and profitably operate existing stores or to successfully open and integrate new stores. These factors include:

•	competition in target market areas;

•	the ability to identify and acquire suitable sites or to negotiate acceptable purchase prices or leases for such sites and to build out the stores in a timely and cost efficient manner;

•	the ability to hire, train and retain skilled personnel, including store managers;

•	the ability to integrate new stores into existing operations;

•	the ability to increase sales at new store locations;

•	differences in consumer preferences in different markets;

•	varying levels of consumer awareness of our brands in new or different markets;

•	the ability to expand foodservice offerings as part of our growth plan;

•	limitations on capital expenditures or debt levels contained in our Parent’s debt documents; and

•	difficulties in obtaining governmental and other third-party consents, permits and licenses needed to develop and/or operate additional stores.

There can be no assurance that we will be able to achieve our store rebranding and expansion goals, effectively manage our growth, successfully integrate the planned new stores into our operations or profitably operate our new, rebranded and remodeled stores. If we are unable to successfully implement our growth strategy, or if our strategy does not yield the expected benefits, our financial results may be harmed. In addition, our experience is that rebranding, remodeling and/or rebuilding our existing stores often results in a temporary loss of sales at the applicable stores. If such reductions in sales are larger or longer in duration than we expect, we may not realize the anticipated benefits from our store improvement initiatives, which could adversely affect our operating results.

Our growth strategies also include modernizing, optimizing and expanding our operations, achieving cost reductions and efficiencies and pursuing our other growth strategies that involve inherent costs and uncertainties, such as, expanding our foodservice offerings and enhancing SmartRewards loyalty program. Our growth strategies also include extracting synergies from past acquisitions and undertaking strategic acquisitions that involve projections of uncertain returns. There is no assurance that we will achieve our objectives or other anticipated benefits. Even if we are able to implement our growth and consolidation strategies, we may not realize the anticipated benefits of such strategies, including expected revenue growth, cost savings, synergies or other efficiencies. As a result, after expending significant management attention, time and financial resources in pursuing our growth strategy, we may fail to achieve the expected results and may find itself in a position no better than, or worse than, had we not pursued such strategy at all. Any such outcome could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, developments in policy, law, regulation, technology, markets and societal and investor or other stakeholder sentiment related to the issue of climate change and increased preferences for alternatives to fossil fuels, including hybrid and electric or alternative fuel-powered vehicles, may have a negative impact on our growth strategy.

Our acquisitions, divestitures, including the Reorganization, or group initiatives may not be successful, and we may not achieve the returns, synergies, cost savings or other benefits initially anticipated from them.

We have a history of making acquisitions and in the future, we may acquire companies or assets engaged in similar or complementary businesses to our own if we identify appropriate acquisition targets, and may dispose of certain of our assets and businesses if presented with a suitable market opportunity. In addition to acquisitions, we undertake several group initiatives aimed at realizing synergies, operational efficiencies or cost savings. These include rebrands and conversions aimed at using our most recognized and highest value brands to improve site profitability. There can be no assurance that our acquisitions or any of these initiatives will be as successful or accretive as initially expected or meet our strategic goals. For example, we may fail to realize expected operational efficiencies or cost savings. There is also a risk that the synergies that we seek to achieve may not be realized within the time frame we currently anticipate, or at all, and that the magnitude of cost savings or operational efficiencies may be less than expected or the costs of achieving these synergies may be higher than expected. Our anticipated synergies are based on a number of assumptions, which are subject to uncertainties and contingencies that are outside of our control. In addition, we may be required to divest certain assets in connection with an acquisition if required to do so by any anti-trust or competition authority such as the U.S. Federal Trade Commission or the German Bundeskartellamt (the “German Anti-Trust Authorities”).

In addition, restrictions under our current or future debt instrument may limit or preclude our ability to make or finance acquisitions. Further, we may use debt financing for any permitted acquisitions, which would increase our debt service requirements.

We have also made, including as part of the Reorganization, and may continue to make disposals of some of our businesses or assets, but we may fail to achieve the cost savings or other benefits anticipated, and such disposals could result in lower revenue, impairments of goodwill and a lower amount of total assets on our balance sheet. In addition, we may be subject to contingent liabilities or other legacy issues in relation to our disposals. For example, in connection with the Reorganization, our disposals of businesses in Australia, France and Italy and remaining U.K. businesses may subject us to material liabilities, including indemnification obligations, retained liabilities, contingent liabilities or other legacy issues. We could be subject to reputational risk if the operations of a new owner of a business we dispose of, including in connection with the Reorganization, were not up to our established standard and such business continued to be associated with our business. Furthermore, larger divestitures, including the Reorganization, may result in operational difficulties for our remaining business. If divestiture proceeds or anticipated cost savings from our disposals are less than anticipated, or if we incur material liabilities or other unanticipated costs in connection with our divestitures, our ability to pay down debt or otherwise reduce our leverage may be adversely affected, which could have a material adverse effect on our financial condition and liquidity. Our failure to complete acquisitions and disposals, successfully integrate acquired businesses or successfully execute group initiatives may materially and adversely affect our business, prospects, results of operations and financial condition.

On February 25, 2026, we entered into an agreement to sell our French business, which is outside our perimeter, and we intend to use the proceeds from such sale to repay our debt. The closing of the sale is subject to customary closing conditions, including obtaining regulatory clearance and completing necessary regulatory filings. There can be no assurance that all the closing conditions will be satisfied or that pending sale will be completed in a timely manner or at all. Failure to complete the sale of our French business would mean that the debt we intend to repay with the proceeds of the sale of our French business would remain outstanding, which would cause our interest expense and leverage to be higher until that debt is repaid, which could have an adverse effect on our business and the market price of our ordinary shares.

We may not be able to successfully integrate the businesses we acquire in the future.

We may not be able to successfully integrate any businesses we acquire in the future into our operations without encountering difficulties. These difficulties may include, among other things, the integration of certain operating and IT systems, including point of sale systems and inventory processing systems and companies with cybersecurity vulnerabilities and/or unsophisticated security measures, the loss of customers or key employees, diversion of management’s attention, the disruption of our respective ongoing businesses or possible inconsistencies in standards, procedures and policies. Furthermore, certain contracts may have terms and conditions that are weaker than our standard contracts, and we may not be able to integrate or update them as quickly as we would like or without incurring significant fees. In addition, we may not have, or be able to retain or hire, employees with the appropriate skill sets for the tasks associated with our integration plans, particularly in the expected time frame in which we require them, and could experience employee departures and early retirement due to relevant business changes, all of which could adversely affect the success of integration plans. In particular, the loss of key managers or other experienced and knowledgeable local employees may result in the loss of knowledge and continuity for the relevant business. The integration process for any acquisition, if implemented ineffectively, would restrict the realization of the full expected benefits, including cost savings and profit margin synergies. Failure to meet the challenges involved in integrating any businesses we acquire into our existing business and to realize the anticipated benefits therefrom could cause an interruption of, or a loss of momentum in, our activities, expose us to significant cybersecurity risks and could have a material adverse effect on our business, financial condition and results of operation.

We face various political, economic, legal, regulatory and other risks and uncertainties associated with conducting business in multiple countries.

Our business and results of operations are subject to various risks inherent in international operations over which we have little or no control. These risks include, among others:

•	transportation delays and difficulties of managing international distribution channels, supply chains and suppliers;

•	different and/or longer payment cycles for certain customers;

•	the inability to inject capital in our foreign subsidiaries or to otherwise finance our foreign operations;

•	difficult in staffing, developing and managing foreign operations, including ensuring the consistency of our product quality and service;

•	fluctuations in currency exchange, currency controls and repatriation issues;

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economic downturns in countries or geographic regions where our suppliers or partners are located which among other things may expose the operations of our suppliers or partners to risks, leading to an increase in our manufacturing costs or delayed delivery;

•

changes in foreign policy or regulatory requirements, trade restrictions, higher tariffs and changes to existing, or the imposition of additional, regulations relating to import or export of our products;

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our ability to comply with a wide variety of legal and tax regimes, including those relating to environmental, health and safety (“EHS”), environment, social and governance (“ESG”), data protection, cybersecurity and privacy laws and regulations or liability and warranty requirements in relation to our products and services;

•	unfavorable changes in tax or other laws, including the imposition of new laws, regulations or business licensing requirements that restrict our operations or increase our cost of operations;

•	work stoppages and sudden or unexpected increase in wages, as well as local laws that may make it more expensive and complex to negotiate with, retain or terminate employees;

•	exit from international treaties;

•	social unrest and any resulting supply chain or business interruptions;

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political instability, including wars or other armed conflict (such as Russia’s invasion of Ukraine and the ongoing conflicts in the Middle East, including in Iran, or the military and diplomatic tensions in Venezuela), terrorism, political unrest, boycotts, curtailment of trade and other business restrictions, and any resulting supply chain or business interruptions; and

•	difficulties in obtaining, maintaining, protecting, defending and enforcing our intellectual property rights under the laws of other countries.

The likelihood of such occurrences varies from country to country but remains largely unpredictable. However, the effects of any of these occurrences, or any combination thereof, could have a material adverse effect on our business, financial condition, and results of operations.

Further, should we choose to expand into new geographical markets, we may be subject to several risks in addition to the ones we are already subject to. We cannot guarantee that any potential future efforts at expansion will be successful and we could expand in markets that may not prove to be attractive in the future, which may subsequently have a material adverse effect on our business, financial condition and results of operations.

The indirect shareholders of our principal shareholder, EG Group Limited, may pursue corporate opportunities independent of us that could present conflicts with our and our shareholders’ interests.

The indirect shareholders, including certain of the TDR Funds, and our founders, Mohsin Issa and Zuber Issa, of our principal shareholder, EG Group Limited, are in the business of making or advising on investments in companies and holds (and may from time to time in the future acquire) interests in or provides advice to businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Certain of our indirect shareholders may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

We may not be able to adapt to new developments or technological changes in the industry in a timely manner or at all.

We may be unable to adapt to fast-paced developments regarding climate change and the impact of petroleum-based fuel on the environment, which may alter consumer sentiments and lead to increased regulatory measures being taken towards our existing fuel products, or to new technologies resulting in improved fuel efficiency and the increased use of alternative fuels. Technological advances and consumer behavior in reducing fuel use, governmental mandates to improve fuel efficiency and consumer desire or regulations to lower carbon emissions could lessen the demand for our largest revenue product, petroleum-based motor fuel, which may have a material adverse effect on our business, financial condition, and results of operation. Further, reduced demand for petroleum-based motor fuel could cause a decline in traffic at our stores, potentially decreasing demand for our other products, including Grocery & Merchandise and Foodservice. Changes in the climate, including the effects of carbon emissions in the environment, may lessen demand for fuel or lead to additional government regulation. In addition, a shift in consumer preference toward electric, hybrid, hydrogen, natural gas or other alternative fuel-powered vehicles, including driverless motor vehicles, would reduce demand for petroleum-based motor fuel, which could have an adverse effect on us, and could fundamentally change the shopping and driving habits of our guests or lead to new forms of fueling destinations or new competitive pressures. For example, if consumer preferences shift to favor EVs, in addition to a reduction in demand for petroleum-based motor fuel, we may experience a decline in traffic at our site as drivers charge their EVs at home or at EVs charging locations. Any of these outcomes could potentially result in fewer guest visits to our stores, decreases in sales revenue across all categories or lower profit margins, which could have a material adverse effect on our business, financial condition and results of operations.

Consumer preferences and perceptions related to food and drink may continue to change and we may be unable to adapt to such changes.

Our business is affected by perceptions of various types of food and drinks and there are a number of trends in consumer preferences which could have an adverse effect on our business. These trends include preferences for convenient, natural, better value, healthy and sustainable products. For example, concerns as to the health impacts and nutritional value of certain foods may increasingly result in food manufacturers being encouraged or required to produce products with reduced levels of sugar, salt and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over the environmental impact of products, including their packaging and the impact of plastic packaging wastage. Consumer tastes are also susceptible to change. For instance, many consumers are placing increasing importance on dietary and nutritional content of food and drink products, as well as the proof of locally sourced ingredients. As the success of our business depends largely on the appeal of the food and drink offering of our partners, there can be no assurance that we will be able to respond to these or other trends in consumer preference by introducing changes to our formats, brands, food and drink offerings and premises or otherwise. Any failure to anticipate, identify and respond to trends in consumer preferences, or any significant delay in doing so, could have a material adverse effect on our business, financial condition and results of operations.

Future tobacco and e-cigarette legislation, campaigns to discourage smoking and vaping, increases in tobacco taxes, menthol and other flavor bans, restrictions on the sale of e-cigarettes, introduction of new forms of nicotine products not available to us, illicit sale of tobacco products, local product restrictions, changes in state minimum age requirements for tobacco purchases and wholesale cost increases of tobacco products could have a material adverse impact on our retail operating revenues and gross margin.

Tobacco products generate a portion of our sales. For the three months ended March 31, 2026 and 2025 and for the years ended December 31, 2025, 2024 and 2023, tobacco products represented 10%, 10%, 10%, 10% and

9%, respectively, of our total revenue. Significant increases in wholesale cigarette costs, a tax increase on tobacco products, as well as current and future legislation or regulations, potential rulings in court cases impacting the tobacco, e-cigarette and nicotine industry, and national and local campaigns to discourage smoking, vaping or the use of nicotine products in the markets in which we operate may have an adverse impact on the demand for tobacco products, including e-cigarettes and other vaping products, and may therefore adversely affect our revenue and profit in light of the competitive landscape and consumer sensitivity to the price of such products.

For example, in the U.S., Congress has given the Food and Drug Administration (“FDA”), broad authority to regulate the manufacture, marketing and distribution of tobacco products through passage of the Family Smoking Prevention and Tobacco Control Act (“Tobacco Control Act”). Among other things, this legislation requires manufacturers, with certain exceptions, to obtain FDA clearance or approval for cigarette and smokeless tobacco products, requires new and larger warning labels on tobacco products and requires FDA approval for the use of terms such as “light” or “low tar.” Under the Tobacco Control Act, the FDA has passed regulations that restrict or prohibit the sale of cigarettes, smokeless tobacco or electronic-cigarettes in various ways and give the FDA the authority to inspect retailers and levy penalties for non-compliance. Further tobacco legislation, national, state and local campaigns to discourage smoking and tax increases on cigarettes and other tobacco products could have a material adverse effect on our tobacco sales and gross profit.

Nicotine products are now commonly sold in non-traditional retailers including cigarette and e-cigarette or vape-oriented outlets. In addition, illicit vape and cigarette products have become more commonplace. These factors may adversely impact sales of legal nicotine products in traditional retail outlets.

Similarly, in the EU, the Tobacco Products Directive, entered into force on May 19, 2014 and applicable in EU countries on May 20, 2016, lays down rules governing the manufacture, presentation and sale of tobacco and related products. Among other things, the Tobacco Products Directive regulates cigarettes, roll your own tobacco, pipe tobacco, cigars, cigarillos, smokeless tobacco, e-cigarettes and herbal products for smoking. In particular, the Tobacco Products Directive:

•	prohibits cigarettes and roll-your-own tobacco with characterizing flavors;

•	requires the tobacco industry to report to EU countries on the ingredients used in tobacco;

•	requires health warnings on tobacco and related products;

•	sets minimum dimensions for warnings and prohibits small packages for certain tobacco products;

•	bans promotional and misleading materials on tobacco products, e-cigarettes and herbal products for smoking;

•	introduces EU-wide tracking and tracing to combat the illicit trade of tobacco products;

•	allows EU countries to prohibit internet sales of tobacco and related products;

•	sets out safety, quality and notification requirements for e-cigarettes; and

•	obliges manufacturers and importers to notify EU countries about novel tobacco products before placing them on the EU market.

Governmental actions and regulations such as those noted above, as well as certain smoking bans in restaurants and other public places, combined with the diminishing social acceptance of smoking, have caused the number of smokers in the general population to decline. A change in consumer behavior from cigarettes to e-cigarettes, pouches and vapes is also expected to contribute to the decline in sale volume for tobacco products, and such decline may not be offset by an increase in the volume of vape products we sell since regulation prohibits us from selling vape products in certain of our markets. The foregoing factors have resulted in reduced tobacco industry volume, and we expect that such volume will continue to decline. These and any similar future governmental actions and changes in consumer behavior could materially impact our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall customer traffic, which could in turn have an adverse effect on our business, financial condition and results of operations.

In addition, we could be sued for health problems caused by the use of tobacco products. Various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacturing, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products. Any unfavorable verdict against us in a health-related suit could adversely affect our business, financial condition and results of operations.

Furthermore, these events may affect our relationships with our suppliers. In February 2020, the U.S. Food and Drug Administration restricted flavored vaping products in order to minimize the appeal of e-cigarettes to younger users in the U.S. Several U.S. states, including New York, California and Massachusetts have also temporarily or permanently banned the sale of flavored e-cigarettes, and other U.S. states and municipalities are considering implementing similar restrictions. For example, as of January 1, 2025, the state of California prohibits retailers from selling flavored tobacco products, including e-cigarettes and vapes. Other states and municipalities are considering implementing similar restrictions, and some cities have implemented more restrictive measures than their state counterparts, such as San Francisco, which in June 2019, approved a ban on the sale of flavored nicotine products, including vaping liquids and menthol cigarettes. Any ban on the sale of flavored e-cigarettes directly limits the markets in which we may sell our products. In the event the prevalence of such bans increases across the U.S., it would decrease our nicotine sales, and have a material adverse effect on our business, results of operations and financial condition. Conversely, failure to enforce laws on the books of certain jurisdictions related to vapor products can have a negative impact on our sales and margin for those products. To the extent we are unable to continue purchasing certain supplies from our suppliers and, as a result, selling popular products with high margins, we may face material adverse effects to our business, financial condition, liquidity, results of operations and prospects.

In addition to flavor bans, certain jurisdictions are considering or have adopted legislation that would create a “Nicotine Free Generation” by prohibiting the sale of tobacco and nicotine products to any person born on or after a specified date. For example, Massachusetts has considered legislation that would ban the sale of tobacco and nicotine products, including e-cigarettes, to anyone born on or after January 1, 2006. If enacted, such legislation would effectively phase out legal tobacco sales to an increasing portion of the adult population over time. Similar measures have been proposed or adopted in other jurisdictions, including certain countries outside the United States. If “Nicotine Free Generation” legislation is enacted in Massachusetts or other states in which we operate, it would progressively reduce our addressable market for tobacco and nicotine products, which could have a material adverse effect on our revenue and results of operations over time.

Finally, major cigarette manufacturers in both the U.S. and Europe offer substantial rebates to retailers. Subject to applicable regulations, we may include these rebates as a component of our gross margin from sales of cigarettes. In the event manufacturer rebates are no longer offered or permitted by law, or are decreased accordingly, our wholesale cigarette costs will increase accordingly. In general, we attempt to pass price increases on to our guests. However, due to competitive pressures in our markets, we may not be able to do so. In addition, reduced retail display allowances on cigarettes offered by cigarette manufacturers may negatively impact our gross margin. These factors could materially impact our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall guest traffic, which could in turn have an adverse effect on our business, financial condition and results of operations.

Our business depends on maintaining tobacco and alcohol licenses, and the loss, suspension, or non-renewal of these licenses could materially and adversely affect our business, financial condition, and results of operations.

Our operations require us to obtain and maintain various national, state and local licenses and permits to sell tobacco and alcohol products. These licenses are material to our business and are subject to extensive regulation by governmental authorities at multiple levels. The sale of tobacco and alcohol products represents a significant portion of our revenues and contributes meaningfully to customer traffic at our locations. Although tobacco products generate substantial sales volume, we are required in certain jurisdictions to sell tobacco products at or near cost, which limits our ability to generate meaningful profit margins on such sales. Nevertheless, tobacco sales remain important as a driver of customer traffic and related purchases of higher-margin products.

Tobacco and alcohol licenses are subject to periodic renewal and may be revoked, suspended or denied for various reasons, including violations of applicable laws and regulations, failure to meet changing regulatory requirements or changes in governmental policy. Regulatory authorities have broad discretion in granting, renewing, suspending or revoking these licenses, and there can be no assurance that our existing licenses will be renewed or that new licenses will be granted as needed. In addition, we may be subject to fines, penalties or other sanctions for any violations of applicable laws and regulations, including those related to underage sales, advertising restrictions or product labeling requirements.

Any failure to maintain our tobacco and alcohol licenses, or to obtain new licenses as we expand our operations, could result in the loss of a significant source of revenue, reduce customer traffic and negatively impact our competitive position. Potential buyers or acquisition targets or their owners may be unwilling to transact with us if we have experienced license suspensions or revocations, and we may face difficulties integrating acquired businesses if we are unable to transfer or obtain the necessary licenses in a timely manner. Furthermore, increasing regulation of tobacco and alcohol products, including potential restrictions on sales, advertising or product placement, could adversely affect our ability to sell these products or reduce customer demand. Changes in taxation of tobacco and alcohol products could also affect consumer purchasing behavior and our profit margins on these products.

Our growth strategy requires liquidity to support capital investments.

Our growth strategies require liquidity to support capital investments, and in the three months ended March 31, 2026 and 2025 and in the years ended December 31, 2025, 2024 and 2023, we incurred growth capital expenditure of $26.5 million, $13.5 million, $93 million, $60 million and $70 million, respectively, on acquired sites, new sites and existing sites, mainly in relation to the rebranding, remodeling or rebuilding of existing sites, including extensions, minor refits of our existing sites, the change in the operating model of some of our existing sites and the rebranding of our existing sites. We will continue to require capital expenditures to grow our portfolio by, among other things, rebranding existing sites, setting up new-to-industry sites, knocking down and rebuilding sites, converting suitable CONCO sites into COCO sites, acquiring new sites and businesses and investing in programs and technology to consolidate our procurement, sales and marketing and back office functions. We may not be able to make such capital expenditures if we do not generate sufficient cash flow from operations, choose to conserve liquidity by reducing discretionary capital expenditure, do not have funds available for future borrowings or are restricted from incurring additional debt or as a result of a combination of these factors. If we are unable to meet our capital expenditure plans, we may not be able to support our operations or development strategies, which could negatively impact our competitive position and could have a material adverse effect on our business, financial condition and results of operations.

A portion of our costs are fixed, and we may face difficulties in meeting them if our revenue declines.

Our properties require regular maintenance to remain functional and attractive to customers because of the age of certain of our properties and the nature and intensity of our uses of these properties. The costs associated with owning and operating our sites can be significant, some of which may not allow for discretion as to timing of such maintenance capital expenditure. Although we strive to retain flexibility in our staffing, maintaining and managing our forecourts requires certain minimum staffing levels. As a result, expenses related to our leases and employee salaries and benefits constitute our primary fixed and semi-fixed costs. If we cannot generate free cash flow from operations necessary to cover the fixed costs arising from maintaining our properties and minimum staffing levels, this could have a material adverse effect on our business, financial condition and results of operations.

If various national minimum wage, national living wage and holiday pay rules and regulations change or are interpreted differently, our staff costs will increase, which may have a material adverse effect on our business, financial condition and results of operations.

Our staff costs are affected by a number of factors, including the availability of qualified personnel, changes in service models, budgetary pressures, national living wage and other minimum wage regulation and contractual requirements imposed by the jurisdictions in which we operate. Increases in minimum wages and amendments to the regulations affecting the cost of labor are expected in many jurisdictions in which we operate and could increase our expenses. In addition, we have recently experienced high inflation and wage growth in all the markets in which we operate, which has increased our labor costs.

If we are unable to raise the prices of our goods and services or reduce the hours worked by our staff to adequately offset these expenses, increases in wage growth, minimum wages or changes to regulations increasing the cost of labor could have a material adverse effect on our business, financial condition and results of operations.

Ownership and leasing of a broad portfolio of real estate exposes us to potential losses and liabilities.

The property market is subject to fluctuations in value. For our concession sites located in Benelux, we are required to bid for our rights to the site, and if we win the respective bid, we have the right to operate the site according to the terms of our bid. In the case of our leasehold properties, rents may increase such that they affect the economic viability of one or more of such properties. Further, as leases of certain of our sites expire, we may be unable to negotiate a new lease or lease extension, either on commercially acceptable terms, or at all, which could cause us to close our sites in desirable locations. For instance, certain of our leasehold properties are or may in the future become subject to disputes between us and the landlords of those leasehold properties. In some cases, our landlords may be required to provide consent before we are able to refurbish, rebuild or make other changes to the formats at certain of our sites. Additionally, certain of our properties are, and may in the future become, subject to disputes between us and the landowners of adjacent properties. Our inability to successfully resolve disputes between us and the landlords of our leasehold sites, or between us and the landowners of adjacent sites, could result in a material adverse effect on our business, financial condition and results of operations.

Disruptions in the financial markets, uncertain economic conditions, changes in interest rates and yields on government bonds and recent inflationary pressure could adversely affect the value of our real estate, which is subject to fluctuation.

The property market is subject to fluctuations in value, and the value of our real estate portfolio is strongly correlated to the broader commercial real estate market. Any downturn in the property market can lead to a sustained reduction in our freehold and long leasehold property values over time. There can be no certainty that property values will recover from any downturn at any time, or at all. The commercial real estate market is highly correlated with the level of interest rates and the yields on government debt, which in certain markets may be used as a benchmark to price commercial mortgages. Increases in interest rates in the regions in which we operate may increase the cost of commercial mortgages in those markets. Yields on corporate bonds issued by real estate investment trusts and other large institutional property investors may also increase. Any of these factors could adversely affect the value of our real estate, which could result in a material adverse effect on our business, financial condition and results of operations.

Valuations and appraisals of our properties and real estate-related assets are estimates of value and may not necessarily correspond to realizable value.

The valuation methodologies used to value our properties and certain real estate-related assets involve subjective judgments regarding such factors as comparable sales, rental revenue and operating expense data, known contingencies, the capitalization or discount rate, and projections of future rent and expenses based on appropriate analysis. As a result, valuations and appraisals of our properties and real estate-related assets are only estimates of current market value and are based on various assumptions. Ultimate realization of the value of an asset or liability depends largely on economic and other conditions beyond our control and other parties involved in the valuation of our assets and liabilities. Further, these valuations may not necessarily represent the price at which an asset or liability would be sold, because market prices of assets and liabilities can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our real estate portfolio may not correspond to the timely realizable value upon a sale of those assets and liabilities.

Currency exchange rates may have an impact on our business, financial condition and results of operations.

Our results of operations are subject to foreign currency translation and transaction effects because we have operations in Germany, Benelux and the U.S., which are and will be conducted primarily in the respective local currency, and because we source products from suppliers worldwide. Our results of operations may be affected by both the transaction effects and the translation effects of foreign currency exchange rate fluctuations.

When we are required to pay our debt, purchase fuel, meet our fixed costs or pay for services in currencies outside of our respective operations’ jurisdictions, we are exposed to unrealized and realized gains and losses due to foreign exchange, depending on fluctuations in exchange rates. For example, in Europe we purchase a portion of our fuel under our fuel supply agreements in U.S. dollars, but we sell fuel to our customers in euros. Where we are unable to match sales received in foreign currencies with costs paid in the same currency, our results of operations are consequently impacted by currency exchange rate fluctuations. In addition, our business may be negatively affected if foreign currency movements provide non-local suppliers with competitive pricing advantages.

In addition, we have or may have in the future intra-group and external loans where the denomination of the loan is in a currency other than the U.S. dollar. As of March 31, 2026, December 31, 2025, 2024 and 2023, 40.2%, 44.3%, 39.1% and 48.10%, respectively, of our third-party debt was denominated in a currency other than the U.S. dollar. Exchange rates between the U.S. dollar and the pound sterling and euro can be volatile, and fluctuations in these and other currencies in which we operate now and, in the future, may have a substantial effect on our financial statements due to related gains or losses resulting from the conversion into U.S. dollar of foreign currency-denominated monetary assets and liabilities.

We are also exposed to foreign exchange risk through the translation of the financial statements from our functional currencies to the U.S. dollar. Our income and expenses are reported in the relevant local currency and translated into the U.S. dollar at the applicable currency exchange rate for inclusion in our consolidated financial statements. Therefore, our financial results in any given period are materially affected by fluctuations in the value of the U.S. dollar relative to the other currencies in which we have costs and expenses. These translations could significantly affect the comparability of our results between financial periods and result in significant changes to the carrying value of our assets, liabilities and equity. The U.S. dollar’s relative strength against the currencies in other countries in which we operate means that, among other things, our foreign revenue, profit and EBITDA for the period, which are reported to our investors in U.S. dollars, will be lower than if the U.S. dollar were stronger relative to those currencies.

We continuously evaluate appropriate hedging strategies to offset the impact of foreign currency fluctuations on our cash flows and/or earnings. Our hedging practices, including the natural hedge of our matched earnings split against cash flows and debts, may not completely insulate us from currency exchange risks and may involve costs and risks of their own since hedging involves speculation and significant judgment. Forward contracts are also used in merger and acquisition transactions to mitigate potential exchange rate movement between signature and completion of either a significant acquisition or disposal. Our hedging activities therefore could have a material adverse effect on our business, financial condition and results of operations.

Evolving ESG regulatory requirements may increase compliance costs and impact our business.

There has been increased focus by regulators, consumers, investors, employees and other stakeholders, as well as by governmental and non-governmental organizations, on ESG matters. We expect to be subject to expanding and increasingly complex regulatory requirements regarding ESG topics in the jurisdictions in which we operate, including in relation to reporting, diligence, and disclosure. These requirements are rapidly evolving, including with respect to changing frequency of enforcement actions or investigations by various governmental and regulatory agencies and increased litigation risk from private parties and non-governmental organizations. This may increase the ongoing costs of compliance, and could have a material adverse effect on our business, financial condition and results of operations.

In addition, recent developments in certain jurisdictions have led to increased regulatory, political and stakeholder scrutiny of ESG initiatives, with certain stakeholders, including regulators, actively opposing or seeking to restrict the consideration of ESG factors in investment or business decisions. As regulatory requirements continue to evolve, and at times may conflict across the different jurisdictions in which we operate, addressing these developments may entail additional costs, and failure to successfully navigate such requirements may result in increased risks of regulatory enforcement, litigation, or reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.

Food safety issues and food-borne illness, whether actual or reported, or the failure to comply with applicable regulations relating to the transportation, storage, preparation or service of food, may adversely effect our business and reputation.

Food safety, food traceability and hygiene are top priorities in our Grocery & Merchandise and Foodservice operations, notably at our commissary and culinary center in Westborough and with our partnership with Krispy Krunchy Chicken, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products in a clean environment. Food-related risks to the health of our customers can arise from our supply and logistics chain, which we cannot always control, at our Grocery & Merchandise stores and Foodservice outlets and concessions, including those directly and indirectly owned or managed by us. Instances or reports, whether verified or not, of food safety issues, such as food-borne illnesses (including allergic reactions by customers), food tampering, food contamination or mislabeling, during growing, manufacturing, packaging, transportation, storage or preparation, have in the past significantly damaged the reputations and impacted the sales of companies in the food processing, grocery, quick service and “fast casual” restaurant sectors, and could affect us as well. In addition, instances of food-borne illness, food tampering, food contamination or mislabeling occurring at our own or other franchised stores of our brand partners could also impact our sales volume and revenue as a result of negative publicity about the food service industry generally.

Although we and our partners maintain operational controls and provide employee training at our locations aimed at preventing food-borne illnesses, food tampering and other food safety issues, we can provide no assurance that these measures will be sufficient to prevent these issues. In recent years, our acquisition of proprietary foodservices brands and our current partnership with Krispy Krunchy Chicken, as well as evolution of consumer preferences towards a higher standard for food safety, have led to an increase in the risks associated with food preparation and storage. Any report or publicity linking us, one of our partners or their brands to instances of food-borne illness or other food safety issues, including food tampering, contamination or mislabeling, could adversely affect customer footfall at our sites or the reputation of the brands we offer which could have a material adverse effect on our business, financial condition and results of operations. For instance, if these or other food safety issues were to arise in connection with food produced at our food service production facility, we could be forced to withdraw or recall the affected products, destroy our inventory or temporarily close the facility.

Any actual or alleged illness (including allergic reactions) or other harm stemming from food safety issues at our locations or our production facility could lead to litigation or regulatory action. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our proprietary brands or those of our partners could damage our reputation and the value of our brand and could negatively impact our sales, profitability and prospects for growth. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention.

Product liability, product recall or other product safety or labeling claims could adversely affect our business, reputation and financial performance.

We are dependent on our vendors to ensure that the products we buy from them comply with applicable product safety and labeling laws and regulations and to inform us of all applicable restrictions on the sale of such products. Nonetheless, product liability, personal injury or other claims may be asserted against us relating to product contamination, tampering, expiration, mislabeling, recall and other safety or labeling issues, including those relating to products that we may self-distribute.

We seek but may not be successful in obtaining contractual indemnification and insurance coverage from our vendors. If we do not have adequate contractual indemnification or insurance available, such claims could materially adversely affect our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by our ability to obtain jurisdiction over them to enforce contractual obligations. Even with adequate insurance and indemnification, such claims could significantly harm our reputation and consumer confidence in our products and we could incur significant litigation expenses, which also could materially affect our results of operations even if a product liability claim is unsuccessful or not fully pursued.

Our operations are subject to operational hazards, and our insurance coverage may not be sufficient to cover our losses.

Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures, disruptions in supply infrastructure or logistics and other events beyond our control. If any of these events were to occur, we could incur substantial losses in connection with claims alleging personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental or natural resource damages, which could result in us incurring significant unbudgeted costs or in curtailment or suspension of our related operations.

Each of our insurance policies is subject to certain limitations. We are not fully insured against all risks inherent to our business and we may face liabilities or losses that are not adequately covered by our insurance. Further, our insurance policies might provide high deductibles (or excess payments), which could impose a significant strain on our capital before we are able to recover under our insurance policies. Additionally, if we make claims under our insurance policies, we could face higher premiums or be unable to renew or purchase new insurance in the future. Each of our insurance policies includes a variety of requirements and conditions that we must satisfy to maintain our coverage or to receive payment under an insurance policy. There is no assurance that we be in compliance with the requirements and conditions of our insurance policy at all times in the future. If we are not in compliance with the requirements or conditions of an insurance policy or if we lack sufficient coverage under an insurance policy for our claims, we may be completely denied coverage for our claim or only be inadequately insured. Such inadequate insurance coverage could result in a material adverse effect on our business, financial condition and results of operations.

A loss of key personnel or of our ability to attract and retain experienced members of management, qualified employees and other key personnel could adversely affect our business.

Our success depends on both our ability to retain members of our senior management, many of whom have significant experience in our business and industry, and our ability to attract and retain a workforce that includes experienced marketing, finance and operating personnel. Such potential changes to our senior management could harm our business operations and culture and there can be no assurance that we would be able to promptly fill any gaps left by these resignations. There can further be no assurance that we will continue to attract or retain the qualified personnel, with the required skills, needed for our business. Our failure to recruit and retain key personnel or qualified employees could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain good employee relations may affect our operations and the success of our business.

As of December 31, 2025, we had 32,252 employees located across the regions in which we operate, with approximately 49% of our workforce located in Europe and approximately 51% in the U.S. A portion of our European and U.S. employees are members of trade unions and work councils. There is no assurance that other groups of our employees will not unionize in the future. Certain of our employees are also covered by national collective bargaining agreements and company-level agreements. These agreements typically complement applicable statutory provisions in respect of, among other things, the general working conditions of our employees such as working time, holidays, termination, retirement, welfare and incentives. National collective bargaining agreements and Cumberland Farms-specific agreements also contain provisions that could affect our ability to restructure our operations and facilities, terminate employees or outsource certain services. We may not be able to extend existing agreements, renew them on their current terms, or, upon the expiration of such agreements, negotiate such agreements in a favorable and timely manner or without work stoppages, strikes or similar industrial actions. We may also become subject to additional or amended agreements, which may increase our operating costs and have an adverse effect on our business, financial condition and results of operations.

Consultations with works councils, strikes, similar industrial actions or other disturbances by our workforce, particularly where there are union delegates, could disrupt or delay our operations, including the integration of an acquired business into our Company, result in a loss of reputation, increased wages and benefits or otherwise have a material adverse effect on our business, financial condition and results of operations.

Maintaining good relationships with our employees, unions and other employee representatives is crucial to our ability to successfully operate our business. As we are continuously restructuring our workforce to achieve productivity gains, including through staff reductions as part of our initiatives on cost saving synergies, our relationships with our employees, unions and other employee representatives may become strained. Any deterioration of these relationships could have a material adverse effect on our business, financial condition and results of operations.

We are also exposed to risks involving the workforce of our third-party suppliers and partners. In particular, a labor stoppage or other interruption at one of our suppliers or partners would impact our ability to supply our sites and could have a more pronounced effect on our operations as a result. As we do not directly control our suppliers and partners or their operations, we have no control over and limited information on labor relations between our suppliers and partners and their respective workforces.

Changes in credit and debit card provider requirements, payment methodologies or applicable regulations could adversely affect our business.

A substantial portion of our sales is made to customers who pay for their purchases with credit or debit cards rather than cash, and a growing number of our customers may be using contactless payment options through Apple Pay, Google Pay or similar technologies. As a result, we are exposed to a variety of risks associated with credit and debit cards and existing and potential new contactless payment methods. For credit and debit card payments, including through Apple Pay and similar technologies, we pay interchange and other fees. These fees may increase over time and therefore increase our operating expenses and adversely affect our results of operations. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. We can also be subject to fraud and other crimes related to the unauthorized use of credit and debit card information of our customers, which could harm our reputation and subject us to expensive and time-consuming litigation. Any failure to comply with applicable operating rules, requirements or regulations may subject us to fines and higher transaction fees, the loss of our ability to accept credit and debit card and contactless payments from our customers or the cessation of payments from credit and debit card and contactless payment providers to us for purchases already made. We may also experience disruptions or other difficulties with credit card providers or electronic payment systems, which may cause difficulties for us and our customers. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

A disruption in our equipment or information technology systems could adversely affect our operations.

The timely development, implementation and continuous and uninterrupted performance of our fueling equipment, enterprise management software, payment systems, point of sale systems, business intelligence tools, hardware, network, applications, website and other systems, including those which may be provided by third parties, are important factors in our delivery of products and services to customers. Our ability to protect our equipment and systems against unexpected adverse events is a key factor in continuing to offer consumers our full range of products and services in an uninterrupted manner. Our equipment and systems are vulnerable to harm or interruption from a variety of sources, many of which are not within our control, such as mechanical malfunction, power loss, internet and telecommunications failures, software and hardware errors, failures, defects or crashes, computer viruses, malware and similar disruptive problems, fire, flood and other natural disasters, attacks or security breaches carried out by hackers or criminals, card fraud cases and problems with the performance of third-party suppliers. These and other related problems could result in delays or disruptions in the supply and delivery of our products, problems maintaining or upgrading our equipment and systems, customer dissatisfaction, harm to our reputation, fines and penalties or unanticipated capital expenditures or trade losses, each of which could have a material adverse effect on our business, financial condition and results of operations. See “—Risks Relating to Legal, Regulatory and Tax Matters—Our failure to adequately protect our sensitive information, operational technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on us.”

Robbery, shop crime and fraud in our stores may adversely affect us.

We have been the target of robberies, burglaries, theft, fraud, embezzlement by our employees and other forms of crime. For example, in certain parts of our Fuel and Grocery & Merchandise operations, we have experienced relatively high level of store thefts. Despite our efforts to reduce our exposure to such crimes, for instance through security guards or security cameras on our sites, we expect to continue to be exposed to such crimes and new forms of crime. There can be no assurance that our current or future efforts to counteract crimes will be effective or that the cost of such efforts will not increase. Further, any crime we become victim of may give rise to litigation and related costs, including reputational costs and the costs linked to the diversion of the attention from our management team from day-to-day operations of our business.

In addition, we could also face substantial losses due to the fraudulent use of third-party fuel cards that we accept at our sites. A single significant incident of fraud, or increases in the overall level of fraud, involving these third-party fuel cards may be sufficient to result in significant reputational damage to us or could lead to the imposition of regulatory sanctions. Our inability to control and reduce robberies, whether intentional or not, burglaries, fraud, embezzlement or other forms of crime in a cost effective manner could have a material adverse impact on our business, financial condition and results of operations.

Our operating results are subject to operational hazards and risks, and unfavorable or extreme conditions can adversely impact our business.

The demand for our Grocery & Merchandise, Foodservice and Fuel products is generally higher during the summer months than during the winter months because of increased road traffic during that period. Any reduced traffic linked to unfavorable weather conditions during summer, including, for example, tornadoes, thunderstorms and flooding, could have a material adverse impact on our sales and, therefore, on our business, financial condition and results of operations. In addition, unfavorable weather conditions, for instance, snowstorms in the winter, may also negatively affect customer demand for our products and prevent customers and suppliers from having access to our sites. Unfavorable weather conditions in the winter could therefore also have a material adverse effect on our business, financial condition and results of operations. Further unexpected and extreme conditions such as terrorist activities or political instability that are outside of our control could also have an adverse effect on our business, financial condition and results of operations. In addition, we have approximately 3,200 sites across our network. A significant portion of our U.S. sites are in the Northeastern part of the U.S. and Florida. These regions are particularly susceptible to severe weather conditions and severe storms, including hurricanes, thunderstorms, extended periods of rain, ice storms and heavy snow, the quality and severity of which may be exacerbated due to climate change. Additionally, a portion of our sites are in European regions that have recently suffered from droughts and heat waves. Such inclement weather conditions could damage our properties, affect the operations of our suppliers or could have a significant impact on consumer behavior, travel and convenience retailer traffic patterns, as well as our ability to operate our stores. We could also be affected by regional supply or distribution disruptions, such as energy shortages or increases in energy prices, fires or other natural disasters. Besides these more obvious consequences of severe weather, our ability to obtain insurance for these locations and the related cost of such insurance, may also affect our business, financial condition and results of operations. We may also be directly or indirectly impacted by new or evolving public policies, civil defense plans, and emergency management protocols implemented by federal, state, or local agencies designed to mitigate or adapt to the impacts of severe weather or climate change.

As we store fuel in storage tanks (including underground storage tanks) at our sites, our operations are subject to other significant hazards and risks inherent in storing fuel, such as spills, discharges and other releases, mechanical equipment failures, industrial accidents and explosions. Due to the often unexpected nature of these and other events, we might not be able to adequately prepare or mitigate the damages and disruptions to our business that are linked to these events. These events could disrupt or prevent us from performing functions at the corporate level, cause our fuel depots to get destroyed or damaged, damage or destroy infrastructure at our sites, result in environmental pollution, cause personal injury or death (and result in associated claims), subject us to governmentally imposed fines or cleanup obligations, disrupt our equipment or information technology, disrupt fuel supplies, increase fuel costs, decrease the value of our properties, affect national and regional economies and reduce footfall at our sites. As a result, these events could make it difficult or impossible for us to operate our business and could have a material adverse effect on our business, financial condition and results of operations.

Further, the widespread outbreak of an illness or any other public health crisis could adversely affect our business, results of operations and financial condition. Changes in general economic and other impacts in response to such outbreak, including a decline in vehicle travel distance, whether self-imposed or due to governmental or other authority, could materially impact financial results and may include temporary closure of facilities, temporary or long-term restrictions on cross-border commerce and travel, greater currency volatility, and increased risks to information technology systems, networks and digital services. Under these uncertain economic conditions, our business, financial condition and results of operations may be materially adversely affected.

Pandemics or disease outbreaks, responsive actions taken by governments and others to mitigate their spread, and guest behavior in response to these events, have, and may in the future, adversely affect our business operations, supply chain and financial results.

Pandemics or disease outbreaks have had, and may continue to have, adverse impacts on our business. These include, but are not limited to, decreased store traffic and changed guest behavior, decreased demand for our fuel, prepared food and other convenience offerings, decreased or slowed unit/store growth, issues with our supply chain including difficulties delivering products to our stores and obtaining certain items sold at our stores, issues with respect to our employees’ health, working hours and/or ability to perform their duties, and increased costs to us in response to these conditions and to protect the health and safety of our employees and guests.

In addition, the general economic and other impacts related to responsive actions taken by governments and others to mitigate the spread of pandemics or disease outbreaks, including but not limited to stay-at-home, shelter-in-place and other travel restrictions, social distancing requirements, mask mandates, limitations on certain businesses’ hours and operations, limits on public gatherings and other events, and restrictions on what, and in certain cases how, certain products can be sold and offered to our guests, have, and may continue to, result in declines in store traffic and overall demand, increased operating costs, and decreased or slower unit/store growth. Further, although our business was deemed an “essential service” by many public authorities throughout the COVID-19 pandemic, allowing our operations to continue (in some cases in a modified manner), there are no guarantees the designation will continue, or be applied during a future pandemic or disease outbreak, which would require us to reduce our operations and potentially close stores for an undetermined period of time.

We are subject to physical and transition risks related to climate change.

Climate change is expected to cause an increasing number of acute, chronic, and extreme weather events, which may pose risks to our sites, our operations, and value chain. The physical risks of climate change include both acute events, such as increased frequency and intensity of storms, wildfires, and flooding, and chronic changes, such as prolonged periods of drought, which could cause damage to our assets or disrupt our operations or supply chain. The increasing prevalence of such climate-related phenomena could damage our properties, affect the operations of our suppliers, or have a significant impact on consumer behavior or preferences, travel patterns, and customer traffic at our locations.

Our operations may be adversely affected by business interruption resulting from climate-related events, including temporary or long-term disruptions to our supply chain. Climate-related disruptions may adversely affect our results of operations due to increased costs, damage to our retail sites and distribution facilities, and potential interruption of fuel supplies. While we may take actions from time to time to mitigate associated risks, we cannot guarantee that such efforts will be successful. For example, an increase in the frequency and intensity of climate change-related events may adversely impact the availability or cost of insurance, and our insurance coverage may not be sufficient to cover all losses arising from climate-related events.

We also face transition risks arising from existing and emerging laws, regulations and policies related to climate change and decarbonisation. Developments in policy, law, regulation, technology, markets and societal and consumer sentiment related to climate change, including a shift in certain jurisdictions towards low-carbon transportation solutions such as EVs, plug-in hybrid vehicles, and alternative fuel technology, may reduce reliance on traditional motor fuels and adversely affect our fuel sales volumes. A number of regulations have emerged globally to address climate change, including efforts aimed at tracking or reducing greenhouse gas emissions, as well as requirements for the assessment and disclosure of greenhouse gas emissions and climate change-related risks, and any future laws and regulations imposing reporting obligations on, or limiting emissions from, our operations or our value chain could require us to incur costs to reduce or measure emissions, including in relation to the products we sell. Furthermore, as certain governments pursue decarbonisation-related policies through expanded regulatory measures, we may experience declining demand for conventional fossil fuels, increased compliance and infrastructure costs, and competitive pressure from those who provide alternatives to such fuels, any of which may have a material adverse effect on our results of operations and financial condition.

We have recorded a significant amount of goodwill and we may never realize the full value thereof.

We have recorded a significant amount of goodwill in relation to our acquisitions. This amount of goodwill on our balance sheet may further increase in connection with acquisitions we complete in the future. Total goodwill, which represents the excess of cost over the fair value of the net assets of businesses was $4,520 million, $4,555 million, $4,375 million and $4,491 million as of March 31, 2026, December 31, 2025, 2024 and 2023 or 38%, 37%, 39% and 38%, respectively, of our total assets. We test annually whether goodwill and property, plant and equipment have suffered any impairment. Impairment may result from, among other things, deterioration in our performance, a decline in expected future cash flows, adverse market conditions, adverse changes in applicable laws and regulations (including changes that restrict our activities or affect the services we provide) and a variety of other factors. Significant judgment is involved in estimating expected cash flows and fair value. Our estimates are based on historical and projected operating performance, recent market transactions and current industry trading multiples. We may incur significant impairment in the future, due in part to the expected decline in the importance of fossil fuels over the years and the risk of obsolescence. Such charges may result in material reductions in our income and equity and could have a material adverse effect on our results of operations and financial condition.

Failure to obtain, maintain, protect, defend and enforce our intellectual property rights could adversely affect our business, financial condition and results of operations.

We regard the protection of our trade secrets, copyrights, trademarks, domain names and other intellectual property rights as important to our success. We rely and expect to continue to rely on a combination of trademark, copyright, and trade secret protection and unfair competition laws, as well as confidentiality and other agreements with our contractors, consultants, vendors, service providers, customers and other third parties with whom we have relationships, to obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights.

The steps we take to protect our intellectual property and proprietary rights, including physical, digital and operational protections of our confidential information, contractual obligations of confidentiality, assignment agreements with our contractors and other third parties, license agreements, the prosecution, defense, enforcement, protection and maintenance of registrations and applications for registration of intellectual property rights and the defense and enforcement of common law rights, require significant resources and may be inadequate. Given the costs and expenses of obtaining, maintaining, protecting, defending and enforcing our intellectual property rights, we may choose not to obtain, maintain, protect, defend or enforce certain intellectual property rights that later turn out to be important. We cannot guarantee that our efforts to obtain, maintain, protect, defend or enforce our intellectual property rights are adequate or that we have secured, or will be able to secure, appropriate permissions or protections for all of the intellectual property rights we use or rely on.

We rely on registered and unregistered trademarks, service marks and other indications of source or quality to distinguish our products and services from the products and services of our competitors. Our registered or unregistered trademarks may be challenged, infringed, diluted, circumvented, misappropriated or otherwise violated or declared invalid or unenforceable or determined to be infringing on or dilutive of other marks. Our domain names and social media handles may also be misappropriated or otherwise misused. Our loss of rights in any of our trademarks could force us to rebrand our products and services, which could result in loss of goodwill and brand recognition, and require additional advertising and marketing expenditures. Further, at times, competitors may adopt trade names, trademarks, domain names or social media handles similar to ours, thereby impeding our ability to build, maintain or extend brand identity and possibly leading to market confusion or brand dilution. Furthermore, we may be unable to prevent the misappropriation or disclosure of our trade secrets or other confidential proprietary information or deter independent development of similar products or services by others, which may diminish the value of our brand and other intangible assets and allow competitors to more effectively mimic our products and services. Moreover, monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our intellectual property, trade secrets or confidential information will be effective. Litigation may become necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. The outcome of litigation is inherently uncertain and it may not be successful. Any litigation, regardless of outcome, could be lengthy and result in substantial costs and the diversion of time and attention of our management teams. Furthermore, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights. If such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights.

Furthermore, effective intellectual property rights protection may not be available or may not be sought in every country in which our products are made available. We may not be able to obtain, maintain, protect, defend or enforce our intellectual property rights in every foreign jurisdiction in which we operate. The legal systems of certain countries do not favor the enforcement of patents, trademarks, copyrights, trade secrets and other intellectual property rights, which could make it difficult for us to stop the infringement, misappropriation, dilution or other violation of our intellectual property or marketing of competing products in violation of our intellectual property rights generally. Any of the foregoing could adversely affect our business, financial condition and results of operations.

The confidentiality and/or invention assignment agreements that we enter into with our consultants, contractors and other third parties with access to our confidential information or involved in the development of intellectual property for us may not provide meaningful protection for our trade secrets or other confidential proprietary information, which could adversely affect our business, financial condition and results of operations.

We rely on trade secret laws and confidentiality agreements to protect our trade secrets, know-how and other confidential proprietary information, and to maintain our competitive position. Trade secrets and know-how, however, can be difficult to protect. We seek to protect our trade secrets, know-how and other confidential proprietary information in part by entering into non-disclosure and confidentiality agreements with third parties who have access to them where appropriate, such as our contractors, advisors, and other third parties. We also have a policy of entering into invention assignment agreements with our contractors, consultants, and other third parties who develop intellectual property on our behalf. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of intellectual property that is developed through a relationship with third parties. These agreements, however, may not be self-executing or otherwise sufficient, may be limited as to their term, and may not provide meaningful protection against the unauthorized use, misappropriation or disclosure of our trade secrets or other confidential information, and adequate remedies may not exist if unauthorized use or disclosure were to occur. Such agreements may not, for example, in the case of misappropriation of a trade secret by a consultant, or other third party with authorized access, provide adequate protection for our proprietary information, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may otherwise become known or be independently developed by others, including our competitors, in a manner that could prevent legal recourse by us. Further, we do not generally enter into confidentiality or invention assignment agreements with our employees, and we cannot guarantee that we have entered or will in the future enter into such agreements with each third party that has or may have had access to our trade secrets or proprietary information. Individuals executing agreements with us may also have preexisting or competing obligations to third parties, and thus an agreement with us may be ineffective in perfecting ownership of intellectual property developed by those individuals. We may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any unauthorized disclosure or use of our trade secrets, know-how or other confidential proprietary information could have a material adverse effect on our business, results of operations, and financial condition.

Intellectual property infringement claims or litigation could result in reputational damage and significant costs, and could adversely affect our business, financial condition and results of operations.

Our success depends on our ability to commercialize our products and conduct our business without infringing, misappropriating or otherwise violating any intellectual property owned by third parties. We have in the past and may in the future be subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, we may be subject to claims that we or our employees, contractors, consultants, vendors or service providers have inadvertently or otherwise used or disclosed intellectual property, including copyrighted materials, trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims, and if we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. As we gain greater public recognition, we may face a higher risk of being the subject of intellectual property claims. Any intellectual property claims against us, with or without merit, could be time consuming and expensive to settle or litigate and could divert the attention of our senior management team. Many potential litigants, including some of our competitors and patent holding companies, have the ability to dedicate substantial resources to enforcing their intellectual property rights. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or proprietary information could be compromised by disclosure during this type of litigation.

Any claims successfully brought against us could subject us to significant liability for damages, legal fees, settlement payments, license or royalty payments and other costs or damages, including treble damages if we are found to have willfully infringed certain types of intellectual property, and we may be required to rebrand our products or services, destroy inventory, or stop using technology or other intellectual property alleged to be in violation of a third party’s rights. We also might be required to seek a license for third-party intellectual property. Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. Even if a license is available, we could be required to pay significant royalties or submit to unreasonable terms, which would increase our operating expenses. If we cannot obtain a license for any allegedly infringing aspect of our business, we may be forced to limit our products and services and may be unable to compete effectively. In addition, some of our agreements with our partners and other third parties require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims and may require us to pay significant damages in the event of an adverse ruling. Such third parties may also discontinue their relationships with us as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business operations. Any of these results could adversely affect our business, financial condition and results of operations.

Our introduction and use of AI may not be successful and may present business, compliance and reputational challenges, which could lead to operational or reputational damage, competitive harm, legal and regulatory risk and additional costs.

The use of AI, a relatively new and emerging technology in the early stages of commercial use, exposes us to risks, such as damage to our reputation, competitive position, and business, legal and regulatory risks and additional costs. For example, AI has been known to produce false or “hallucinatory” inferences or output, and certain AI tools can create inaccurate, incomplete, or misleading content, unintended biases and other discriminatory or unexpected results, errors or inadequacies, any of which may not be easily detectable by us or any of our related service providers. Accordingly, while AI may help provide more tailored or personalized user experiences, if the content, analyses, or recommendations that AI systems assist in producing are, or are perceived to be, deficient, inaccurate, biased, unethical or otherwise flawed, our reputation, competitive position and business may be materially and adversely affected. Any of the foregoing and any similar issues, whether actual or perceived, could negatively impact our customers’ experiences. This in turn could damage our brand, reputation, competitive position and business. Additionally, if any of our employees, contractors, consultants, vendors or service providers use any third-party AI-powered software in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure or incorporation of our confidential information into publicly available training sets, which may impact our ability to realize the benefit of, or adequately obtain, maintain, defend, protect and enforce our intellectual property or confidential information, harming our competitive position and business. Our ability to mitigate risks associated with disclosure of our confidential information, including in connection with AI, will depend on our implementation, maintenance, monitoring and enforcement of appropriate technical and administrative safeguards, policies and procedures governing the use of AI in our business. In addition, the use of AI has resulted in, and may in the future result in, cyber incidents or attacks or disruptions that implicate the personal data of clients of AI systems. To the extent that we do not have sufficient rights to use the data or other material or content used in or produced by the AI tools used in our business, or if we experience cyber incidents or attacks in connection with our use of AI, it could adversely affect our reputation and expose us to legal liability or regulatory risk, including with respect to third-party intellectual property, data protection, cybersecurity and privacy, publicity, contractual or other rights. Further, our competitors or other third parties may use AI in their business and operations more quickly or more successfully than us, which could impair our ability to compete effectively.

As the utilization of AI becomes more prevalent, we anticipate that it will continue to present new or unanticipated ethical, reputational, technical, operational, legal, competitive and regulatory issues, among others. Regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on this emerging technology. The technologies underlying AI and its uses are already subject to a variety of laws and regulations, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition and equal opportunity laws and regulations, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. In particular, our use of data analytics and related technologies in connection with pricing and customer loyalty and promotional programs may be subject to evolving regulatory requirements and heightened scrutiny under consumer protection and competition laws in the jurisdictions in which we operate. Changes in the regulatory landscape governing algorithmic pricing or the use of consumer data for personalized marketing could require us to modify our pricing or promotional practices, which could affect our competitive position, margins, or the effectiveness of our customer engagement programs. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation and privacy, data protection and cybersecurity laws and regulations to AI or are considering general legal frameworks for AI. It is possible that we will not be able to anticipate how to respond to these rapidly evolving frameworks, and we could be required to expend resources to adjust our business and operations in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI. We expect that our incorporation of AI in our business will require additional resources, including the incurrence of additional costs, to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing. As a result, the challenges presented with our use of AI could adversely affect our business, financial condition and results of operations.

Risks Relating to Legal, Regulatory and Tax Matters

We are subject to extensive regulation and legislation which could adversely affect our business.

The sector in which we operate is subject to extensive regulation in the jurisdictions in which we operate, and any changes to applicable regulations may adversely affect our business, including accounting, tax, corporate governance, licensing, anti-money laundering, bribery and corruption, sanctions, pricing, competition and consumer protection, alcohol and tobacco licensing, sale of fresh and packaged food products, lottery tickets, operation of gaming machines, money orders, hours of service and related commercial trucking regulations, parking, disability and public accessibility regulations, employment and pension, property transfer, as well as other laws and regulations. For example, local planning authorities control the planning for new forecourt development, which is often a lengthy and uncertain process. If these processes become less stringent, we could face increased competition and a reduced market share for us. Certain of our operations also depend on concessions, authorizations, licenses and permits from governmental regulatory agencies in the countries in which we operate, which are subject to expiration, limitation on renewal and various other risks and uncertainties. Our inability to obtain such items, including, for example, highway concessions, or negotiate their renewal on favorable terms could have a material adverse effect on our business, financial condition and results of operations. In addition, any violation of, or inability to comply with, laws, regulations and licenses concerning the sale of alcohol, tobacco, nicotine products, lottery tickets, other age-restricted products and operation of gaming machines could expose us to regulatory sanctions ranging from monetary fines to the revocation or suspension of our permits and licenses for the sale of such products.

In certain jurisdictions, specific legislation may exist or be enacted which impacts the driving behavior of our customers, including, for example, mandatory routes for goods transit vehicles on which we may not have a presence. In addition, legislative initiatives relating to food safety have increased the risks we face associated with food preparation and storage. Furthermore, pricing for our products and services may be regulated. Any violation of applicable laws and regulations could result in prosecution, penalties, sanctions (including mandatory shut-downs), loss of our licenses, injunctive actions, damages, fines, fees, increased costs of operation and compliance or a reduced ability to compete, among others, any of which could impact our reputation, revenue and profit and have a material adverse effect on our business, financial condition and results of operations.

Likewise, any changes to the laws or restrictions applicable to us and our industry could negatively impact our competitive position and have a material adverse effect on our business, financial condition and results of operations.

The passing of, or changes in, applicable laws or regulations, or evolving interpretations thereof may result in increased compliance costs, capital expenditures and other financial obligations which may impede the production or distribution of our products or the provision of our services, which could materially and adversely affect our business, operating results, financial condition or prospects. For example, many of the products we sell, such as soft drinks, contain sugar. The trend towards increased end-consumer focus on health and fitness, as well as public concerns about obesity, has in recent years led to the consideration by governments of new taxes on certain food and drinks products, including sugar-sweetened drinks. In particular, the governments of many European countries, as well as the authorities of an increasing number of large U.S. cities, such as Philadelphia and San Francisco, have imposed a soft drinks industry levy or other similar tax on soft drink and soft drink companies have been required to pay a charge for drinks with added sugar content. If other authorities take a similar approach to and impose tax, advertisement restrictions or content restrictions on other products with a content of sugar, salt, caffeine, fat, or other ingredients deemed harmful above certain thresholds, or if the competent authorities in other jurisdictions in which we operate introduce similar regulation or taxation, we could incur additional costs to comply. The costs of researching and developing products that fall within any content restrictions that these governments may impose, or the expense of paying any taxes imposed on products on the basis of sugar or other content by percentage (if we are not able to pass through the costs of such taxes), could have a material adverse effect on our operation results. Our operating results would also be adversely affected if consumer demand declined due to price increases or advertisement restrictions, or if legislation were expanded to cover a broader scope of health factors, such as limiting calories or reducing salt-content.

Costs to comply with, or to address liabilities arising under, current and future applicable regulations regarding EHS matters could adversely affect our business and our financial condition.

We, and our operations, properties and products, are subject to various EHS laws and regulations in each of the jurisdictions in which we operate, which have tended to become more stringent over time. These requirements can, among other matters, impose limitations on the discharge of pollutants into the air, soil and water, establish standards for the treatment, storage and disposal of solid and hazardous wastes, require investigation and clean-up of contaminated sites, require the installation of costly pollution control equipment or facilities and set standards for workplace health and safety. We may also be required to obtain EHS permits for certain operations, which are subject to modification and renewal. Failure to comply with these requirements could result in notices of violation or enforcement proceedings against us, which could include sanctions and/or financial penalties.

Certain environmental laws in the jurisdictions in which we operate, including the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and analogous state statutes, can impose joint and several liability for cleanup costs, without regard to fault, on current and former owners and operators of real property that has been impacted by a release of hazardous substances or on persons who have disposed of, arranged for the disposal of or released hazardous substances into the environment. The Environmental Liability Directive in the EU, and related contaminated land legislation in Member States, Part 2A of the Environmental Protection Act 1990, and other applicable environmental laws, apply similar requirements. In particular, we are, have in the past been, and will in the future be, required to address site-specific conditions, including liabilities for the investigation, cleanup or monitoring of contaminated soil and groundwater associated with our current or former facilities or operations (or those of our predecessors) and we could also be liable for the costs of responding to and remediating releases of hazardous materials migrating off-site from these properties, as well as the restoration of natural resources damaged by such releases, among other things. These site-specific conditions require us to incur costs to bring sites into compliance with applicable laws and regulations, including through participation in a CERCLA Superfund site. Such costs are subject to change as regulatory standards updated and technical assessments are completed, and could be material, whether individually or in the aggregate.

Substantially all our properties have, or in the past had, storage tanks to store motor fuel or petroleum products. The ownership and operation of underground fuel storage tanks is subject to stringent requirements in the jurisdictions in which we operate, which impose requirements regarding monitoring and maintenance, leak detection, corrosion protection, and financial assurance demonstrating the capacity to pay for environmental cleanup associated with underground storage tanks. A substantial number of the existing underground storage tanks have been in service for extended periods and may require replacement or costly upgrades to reduce the risk of leaks that could impact soil or groundwater and result in substantial clean-up obligations or damages. In some instances, we could also be subject to liability for contamination at sites owned or operated by third parties, including as a result of our predecessors’ activities. In connection with the acquisitions we have completed and, in particular, the large proportion of petroleum fueling station sites in our network that we purchased from major fuel distributors, we may not have identified all the potential environmental liabilities associated with these sites, including as a result of historical operations. The cost associated with investigative or remedial actions, in relation to contamination, construction and maintenance of remedial equipment, and clean up and/or decommissioning of sites could be substantial and could have a material adverse effect on our business, financial condition and results of operations. If we do not comply with such environmental requirements, or if we are determined to be legally responsible for the release of hazardous substances, regulatory agencies could seek to impose civil, administrative and/or criminal liabilities in addition to the costs of clean-up. Under some circumstances, private parties could also seek civil liability and damages, including those relating to property or natural resource damage or personal injury or illnesses or injuries allegedly related to exposure to hazardous substances associated with our facilities, operations or products. Environmental liabilities or contamination associated with our properties may also adversely affect our ability to sell, lease, or obtain financing secured by, any such property.

We currently incur substantial operating and capital costs for compliance with EHS and other laws and regulations applicable to our operations, and these costs may increase in the future. See “—Evolving ESG regulatory requirements may increase compliance costs and impact our business” and “—We are subject to physical and transition risks related to climate change.” These costs include, but are not limited to, labor costs, compliance costs, costs related to upgrades of our underground storage tank systems and other regulation-driven upgrade programs that include upgrade of underground storage tank system monitoring equipment. We cannot predict with any certainty our future capital expenditure requirements necessary to comply with applicable EHS laws and regulations due to changing environmental technologies and compliance standards which have tended to become increasingly strict. We also have open environmental liabilities associated with former or current operations, including in the United States and Germany, and adjust our environmental reserves on a periodic basis and budget accordingly each year. From time to time, we could be subject to requests for information, notices of violation or investigations initiated by environmental regulatory agencies relating to our operations and properties. Furthermore, new violations or newly discovered contamination (including contamination caused by prior owners and operators of such sites) could result in additional unanticipated compliance or remediation costs or other liabilities, which could be material.

We also have assumed and provided, and may in the future also assume or provide indemnities for environmental liabilities in acquisitions and divestitures, which could individually or in the aggregate have a material adverse effect on our business, financial condition and results of operations. If the actual costs to address current or future environmental liabilities, including violations under environmental laws, exceed the provisions we have for such matters, the impact may be materially adverse to our business, liquidity or financial condition.

Pending or future litigation and adverse publicity, including litigation and the related publicity concerning food quality, consumer health and other related issues, could result in significant liabilities or litigation costs, cause consumers to avoid our convenience retail locations and adversely affect our financial condition, results of operations and cash flows.

We are subject to numerous risks relating to legal, civil, tax, regulatory and competition proceedings which could develop in the future. Such proceedings could harm our reputation and have a material adverse effect on our business, financial condition and results of operations. We cannot assure you what the ultimate outcome of any proceeding will be. In particular, the nature of our industry exposes us to significant civil and criminal liability for personal injuries and other torts, and our operations carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. For example, we store, transfer and dispense fuel, the disposal of which is heavily regulated. If we improperly dispose of our fuel stock, including through accidental contamination, we may face heavy litigation from victims who have been harmed by our action or regulatory agencies seeking to prevent such harm. In addition, our convenience retailer operations are characterized by a high volume of guest traffic and thousands of customers and vehicles travel to our forecourts every day, 24 hours per day, 365 days per year, and several of our locations are situated directly adjacent to motorways and highways from which cars enter our premises at high speeds, which increase the likelihood of collisions and explosions. These and other types of harm, including those related to personal liability, product liability, food safety, food-traceability, food-borne illness and hygiene-related concerns, resulting from our operations could cause the injury or death of our employees, our customers and third parties as well as property damage. Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we offer or industry-specific business practices. Convenience retailer businesses and other food service operators can be adversely affected by litigation and complaints from guests or government agencies resulting from food quality, illness or other health or environmental concerns. In locations where we serve fresh food, a potential lack of fresh food handling experience among the workforce increases the risk of food-borne illness resulting in litigation and reputational damage. If any such harms were to occur, the consequences for our business could include legal investigations and enforcement, penalties and fines, lawsuits, increased insurance costs, trading losses, service area closures, reduced revenue and criminal charges, such as corporate manslaughter. Adverse publicity about these allegations may harm our reputation and negatively affect us, regardless of whether the allegations are true, by discouraging guests from purchasing fuel, merchandise or food at one or more of our convenience retail locations. We could also incur significant liabilities if a lawsuit or claim results in a decision against us. Even if we are successful in defending such litigation, our litigation costs could be significant, and the litigation may divert time and money away from our operations and adversely affect our performance. Any of these consequences, particularly when taken together and given that our insurance policies may not cover these claims, could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are, and may in the future be, a party to judicial, arbitration and regulatory proceedings that arise in the ordinary course of business, including claims relating to compulsory land purchases by government authorities and claims relating to defects in development projects performed or services rendered. In the event of a compulsory land purchase, we are entitled to compensation equivalent to the full market value of the property, but we may be subject to, or enter into, regulatory proceedings or disputes if we fail to complete a compulsory purchase order or if compensation is less than our assessment of the fair market value. In addition, we rely on third-party contractors to provide construction services, including at our new-to-industry and other freehold sites, and we are exposed to risks in connection with projects carried out by third-party contractors, including construction defects or failure by third-party contractors to repair such construction defects. Failure to resolve such disputes in a timely or cost-effective manner could have a material adverse effect on our business, financial condition and results of operations.

Compliance with ever evolving federal, state, and foreign laws relating to the handling of information about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply could result in legal liability for us and reputational harm to our business.

We are subject to regulations and data protection and privacy laws in all the jurisdictions in which we operate regarding the use of personal data and debit and credit card data. We collect, process and in some cases store personal data of customers, vendors and employees (some of which may be sensitive) as part of our business and therefore must comply with strict data protection and privacy laws. These requirements, and their application, interpretation and amendment are constantly evolving and developing. Such laws restrict our ability to collect and use personal information relating to customers including the use of that information for marketing purposes.

For example, in the United States, the Federal Trade Commission and state regulators enforce a variety of data privacy issues, such as promises made in privacy policies or failures to appropriately protect information about individuals, as unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or similar state laws. While we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, rules, regulations and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data protection, cybersecurity and privacy. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so.

In addition, certain states have adopted new or modified privacy and security laws and regulations that may apply to our business. For example, the California Consumer Privacy Act (“CCPA”) went into effect in 2020 and imposes obligations on businesses that process personal information of California residents. Among other things, the CCPA: requires disclosures to such residents about the data collection, use and disclosure practices of covered businesses; provides such individuals expanded rights to access, delete, and correct their personal information, and opt-out of certain sales or transfers of personal information; and provides such individuals with a private right of action and statutory damages for certain data breaches. The enactment of the CCPA prompted a wave of similar legislative developments in other states in the United States, which created a patchwork of overlapping but different state laws. Since the CCPA went into effect, general privacy statutes that share similarities with the CCPA are now in effect and enforceable in over a dozen states and amendments to such laws are regularly proposed. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use and other processing of information related to individuals for marketing purposes or otherwise, and there remains increased interest at the federal level as well. In addition, all 50 states have laws that require the provision of notification for cyber incidents or attacks involving personal data to affected individuals, state officers or others.

Moreover, laws, regulations, and standards covering marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet may be or become applicable to our business, such as the Federal Communications Act, the Federal Wiretap Act, the Electronic Communications Privacy Act, the Telephone Consumer Protection Act (the “TCPA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), and similar state consumer protection and communication privacy laws, such as California’s Invasion of Privacy Act.

We are subject to the European Union General Data Protection Regulation (the “EU GDPR”) and to the U.K. General Data Protection Regulation and Data Protection Act 2018 (collectively, the “U.K. GDPR”) (the EU GDPR and U.K. GDPR together referred to as the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection and use of data relating to an identifiable living individual or “personal data,” including a principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audits, the requirement to provide certain individual privacy rights to persons whose data is processed, as well as regulating cross-border transfers of personal data out of the EEA and the U.K. While the EU GDPR and the U.K. GDPR remain substantially similar for the time being, the U.K.’s Data (Use and Access) Act received Royal Assent on June 19, 2025 (phasing in between June 2025 and June 2026) and will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase overall risk exposure as businesses may no longer be able to take a unified approach across the EEA and the U.K., and such businesses may need to amend their processes and procedures to align with the new framework. Failure to comply with the GDPR could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under both the EU GDPR and the U.K. GDPR, we could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of €20.0 million (£17.5 million) or 4% of our global annual turnover.

In relation to cross-border transfers, case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses—a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism—alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. For certain of our vendors not currently certified under the EU-U.S. Data Privacy Framework (or equivalent certifications under the U.K. GDPR), we rely on the standard contractual clauses to transfer personal information outside the EEA and the U.K., including to the United States, in relation to certain of our customer, vendor and intragroup arrangements. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue and international transfers to the United States to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape further develops, we could suffer additional costs, complaints, and/or regulatory investigations or fines; have to stop using certain tools and vendors and make other operational changes; and/ or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

We also depend on third parties in relation to the operation of our business, a number of which process personal data on our behalf. There is no assurance that the contractual or other measures we use to attempt to mitigate the risks of using third parties, and our own privacy and security-related safeguards, will protect us from the risks associated with the third-party storage, transmission and other processing of such information. Even though we believe we and our vendors are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain. Any failure or perceived failure by us or our vendors to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings, actions, investigations, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions) against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines or be required to make changes to our business (including by ceasing and/or changing our data processing activities). Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, our business, results of operations, and financial condition could be materially adversely affected.

Our failure to adequately protect our sensitive information and operational technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on us.

Our day-to-day operations increasingly depend on information and operational technology systems that we manage, and other systems that our third parties, such as our service providers, vendors, and equipment providers, manage (collectively, “IT Systems”). We and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including information about individuals, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”).

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as human or technological error, power outages, computer and telecommunication failures, natural disasters, fraud or malice, social engineering or phishing attacks, malfeasance by insiders, viruses or malware, as a result of malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our (or our service providers’) IT Systems, products or services, and other cyberattacks, such as denial-of-service or ransomware attacks. Reports indicate that entities or groups, including cybercriminals, competitors, and nation state actors, have mounted cyber-attacks on businesses and other organizations solely to disable or disrupt computer systems, disrupt operations and, in some cases, steal data. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools, including AI, that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business.

Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks, such as an increased risk of security breaches or other cyber incidents or attacks, loss of data, fraud and other disruptions as more fully outlined, above. Working remotely has significantly increased the use of technological and online telecommunication services and remote networking, which enable employees to work outside of our corporate infrastructure and, in some cases, use their own personal devices. This remote work model has resulted in an increased demand for technological resources and may expose us to additional risks of cyber-incidents or attacks, security breaches, loss of data, fraud and other disruptions as a consequence of more employees accessing Confidential Information remotely. Due to the nature of cyberattacks, breaches to our systems or our service or equipment providers’ systems could go undetected for a prolonged period of time. A breach could also compromise or originate from our customers’, vendors’ or other third-party systems or networks outside of our control, and due to applicable laws and regulations or contractual obligations, we may be held responsible for cyber incidents or attacks attributed to such third parties as they relate to information we share with them. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Because we make extensive use of third party suppliers and service providers, successful cyberattacks that disrupt or result in unauthorized access to third party IT Systems can materially impact our operations and financial results.

We and our third-party service providers have been, and from time to time may continue to be, subject to cyber-attacks. For example in July 2023, our facilities in Breda, the Netherlands, were the target of a fraud attack by a bad actor impersonating one of our vendors, resulting in a loss of $1.7 million that will not be covered by our insurance policy. Separately, in October 2023, we experienced a cyberattack whereby servers were encrypted after an employee’s compromised credentials were used through a VPN. We restored our systems from backup and found no evidence of data exfiltration (including with respect to personal data). While we maintain a cybersecurity program, which includes administrative, technical, and organizational safeguards, any adverse impact to the availability, integrity or confidentiality of our IT Systems or Confidential Information, including a significant cyberattack or incident—either with our systems or a critical third-party’s systems—has disrupted and could again disrupt our operations and has resulted and could further result in downtime, loss of revenue, harm to our reputation, or legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, the loss, theft, corruption or unauthorized release of critical data of us or those with whom we do business, as well as significant incident response, system restoration or remediation and future compliance costs, including potential extortion payments associated with ransomware or ransom demands. Any or all of the foregoing could have a material adverse effect on our business, financial condition, reputation, and results of operations.

There is no assurance that the costs or losses suffered as a result of cybersecurity breaches would be covered by our general insurance policies and such costs could have a material adverse effect on our business, financial condition, reputation, and results of operations.

We may be subject to specific data security frameworks and/or laws that require us to maintain a certain level of security. For example, the Federal Trade Commission expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

Additionally, as we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry regulatory investigations, private claims, demands and litigation, we may be subject to fines, restrictions and expulsion from card acceptance programs, which could materially and adversely affect our business.

We are subject to tax risks, in particular as a result of changes in tax law or its interpretation and application or as a result of tax audits.

Our business is subject to complex tax regimes in the jurisdictions in which we currently operate. We are subject to changing tax laws and rates in the countries in which we operate and such changes (including in relation to taxes or duties on fuel and excise and value-added tax (“VAT”), sales tax or other taxes of a similar nature) and any misinterpretation of laws, unfavorable tax rulings against us or any kind of failure to manage tax risks adequately could result in increased charges, financial loss, including penalties, and reputational damage. We also cannot be sure that the rate of VAT, sales taxes or other taxes of a similar nature in the countries in which we operate will not increase in the future or be expanded to cover products and services not previously covered. If we cannot pass increases or expansions in VAT, sales taxes or other taxes on to our customers, or if our customers change their spending patterns as a result of changes to VAT, sales taxes or other taxes, there could be a material adverse effect on our business, financial condition and results of operations.

Further, our tax returns are subject to regular review and examination by the relevant tax authorities. We cannot guarantee that any tax audit or any related tax dispute to which they may be subject in the future will result in a favorable outcome for us. There is a risk that any such tax dispute could result in additional taxes becoming payable as well as negative publicity and reputational damage. In any such case, substantial additional tax liabilities and ancillary charges could be imposed on us, which could increase our effective tax rate and may have an adverse effect on our business, financial condition and results of operations.

In addition, our acquisitions and investments involve numerous risks, including in relation to changes in the tax laws to which we are subject and, as a result, our inability to correctly assess the tax benefits and costs of any such acquisitions or investments and of their integration into our complex multinational tax structure. Changes in tax laws or any unfavorable tax ruling by a tax authority might also require us to revise our current or future tax structure and invest additional resources in order to put in place a new and more efficient tax structure. We cannot predict the form or timing of potential legislative tax changes or the outcome of any tax review by a tax authority, but any newly enacted tax law or an unfavorable tax ruling by a tax authority could have a material adverse effect on our business, financial condition and results of operations.

Further, the EU, as well as a number of other countries and organizations have recently enacted new laws, and proposed or recommended changes to existing tax laws, in consequence of recommendations made by the Organisation for Economic Co-operation and Development (“OECD”) that may increase our tax obligations in many countries where we do business. Notably, the OECD has introduced a framework to implement a 15% global minimum corporate tax, referred to as Pillar Two, which the U.K. and Member States in the EU implemented into national legislation as of the end of 2023 and which has also been adopted by certain other jurisdictions relevant to our business. On January 5, 2026, the OECD unveiled the Side-by-Side Package, an administrative extension to the Pillar Two rules. As a result, U.S. parented multinational enterprises with fiscal years beginning in 2026 can elect the Side-by-Side Safe Harbour, exempting them from the certain elements of Pillar Two (namely the Income Inclusion Rule and Undertaxed Profits Rule), although they remain subject to any applicable qualified domestic minimum top-up taxes. As we expand the scale of our business activities, any changes in U.S. or foreign tax laws (including the imposition of any qualifying domestic minimum top up taxes) that apply to such activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. As these changes are subject to ongoing implementation by relevant jurisdictions, the timing and ultimate impact of any such changes on our tax obligations remains uncertain. As noted above, Pillar Two rules have already become effective in jurisdictions relevant to our business. Our group companies in all jurisdictions other than the Netherlands qualified for the applicable transitional safe harbor provisions for the financial year ended December 31, 2024. These transitional safe harbor provisions provide temporary relief from the application of the Pillar Two top-up tax rules where certain conditions are satisfied. Based on current expectations, our group companies are expected to qualify for the transitional safe harbor provisions for the financial year ending December 31, 2025. Accordingly, we do not currently anticipate the imposition of material top-up taxes in respect of either period. See ‘The Reorganization may result in adverse tax consequences and we may experience challenges in realizing expected benefits of the Reorganization’ for the implications of the Reorganization on the Company’s Pillar Two status.

Our effective tax rate may increase in the future, including as a result of the Reorganization.

Our effective tax rate, which may fluctuate significantly from period to period, is based upon the application of currently applicable income tax laws, regulations and tax treaties, as well as current judicial and administrative interpretations of these income tax laws, regulations and tax treaties, in various jurisdictions, including jurisdictions in which we are not incorporated or intended to be tax resident.

Moreover, as a result of the various restructuring and related transactions undertaken in connection with the Reorganization, our effective tax rate may change, which could impact our financial results, including our earnings and cash flow. Any such changes may be temporary to the extent impacted by one-time tax costs, or may be longer term, to the extent relating to a structural change.

In light of these factors, there can be no assurance that our effective tax rate will not change in future periods, including as a result of the Reorganization. Moreover, applicable tax laws could significantly limit our ability to undertake certain restructuring transactions following the Reorganization. Accordingly, if our effective tax rate were to increase as a result of the Reorganization, our business and financial performance could be adversely affected.

The Reorganization may result in adverse tax consequences and we may experience challenges in realizing expected benefits of the Reorganization.

We expect that the restructuring and related transactions undertaken by us and our affiliates in connection with the Reorganization will be taxed in a certain manner (the “intended tax treatment”) and have reported or plan to report, as applicable, consistent with such intended tax treatment. However, the intended tax treatment relies in part on interpretations of tax laws and there can be no assurance that a taxing authority would agree with our conclusions, and if contrary to our expectations, the Reorganization or any of its component parts is taxed in a manner different than we expected, we or our affiliates may incur additional tax liabilities, or not be entitled to certain tax benefits, which may adversely affect our financial position.

Moreover, the restructuring and other related transactions undertaken in connection with the Reorganization may be challenged by applicable taxing authorities. As a result, we and our affiliates, and in certain cases, holders of our ordinary shares, could be subject to adverse tax consequences.

We may also incur significant unanticipated costs and liabilities (including by way of the incurrence of taxes or the loss of tax benefits, on a one time and/or ongoing basis) and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the Reorganization to offset such costs, and our business, results of operations and financial condition could be adversely affected. Furthermore, the Reorganization may divert management’s time and resources from our core business and disrupt our operations. Moreover, even if the Reorganization is successful, expected synergies or cost savings may not materialize in the expected magnitude, resulting in lower-than-expected benefits to us from the Reorganization. All of the above risks could have an adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Accordingly, there can be no assurance that the Reorganization will not result in adverse tax consequences to us or the holders of our ordinary shares.

Pursuant to the Reorganization, the Company’s central management and control was relocated from the Netherlands to the U.K., with the result that the Company is currently dual resident for tax purposes - in the Netherlands by reason of the Company’s original incorporation under Dutch law and in the U.K. by reason of central management and control being in the U.K. It is intended that, following completion of a mutual agreement procedure (“MAP”) between the competent authorities of the Netherlands and the U.K. under the convention between the Kingdom of the Netherlands and the United Kingdom of Great Britain for the avoidance of double taxation (the “NL-UK Treaty”), the Company will be regarded as having been exclusively resident in the U.K. for the purposes of the NL-UK Treaty since the relocation of its central management and control to the U.K. (see “It is intended that we will operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but we may be subject to tax in a jurisdiction other than the United Kingdom, which could increase our tax burden”). Under U.K. Pillar Two legislation (as set out in Finance (No. 2) Act 2023), where an entity changes its jurisdiction of tax residence during an accounting period, it is deemed to remain located in the original jurisdiction until the end of that accounting period. As a consequence, the Company is expected to remain located in the Netherlands for U.K. Pillar Two purposes for the accounting period in which the change of residence occurred (the “2026 period”), regardless of whether the MAP concludes during that period. To the extent the Company is located in the Netherlands for Pillar Two purposes, it may not qualify for such transitional safe harbour provisions, which could result in the imposition of top-up taxes for the 2026 period.

For accounting periods beginning after the 2026 period, if the MAP between the U.K. and the Netherlands regarding the Company’s tax residence concludes that the Company is resident in the U.K., then this conclusion will also apply for Pillar Two purposes. However, in the event that the MAP between the U.K. and the Netherlands has not concluded, specific U.K. Pillar Two rules apply to determine the Company’s jurisdiction of residence. These rules apply a sequential series of tests: first, the jurisdiction in which the entity accrues more covered taxes; second, the jurisdiction which has a higher qualifying substance-based income exclusion amount; and, if neither test is determinative, the entity may be deemed stateless for Pillar Two purposes. Based on the Company’s current level of substance in the U.K., including its personnel, tangible assets, decision-making functions and the fact that board meetings are conducted in the U.K., the Company expects that the substance-based income exclusion test would result in it being located in the U.K. for subsequent periods. However, there can be no assurance as to this outcome, and if the Company were deemed stateless or located in the Netherlands for Pillar Two purposes in any subsequent period, additional top-up taxes could be imposed. The Company is continuing to assess the Pillar Two implications of its tax residence position for the 2027 period and beyond.

The Reorganization, and any future changes to our group structure, including this offering, may give rise to certain future tax charges.

In connection with the Reorganization, in March 2026 certain assets were transferred between group companies on a no-gain, no-loss basis for U.K. corporation tax purposes. Under U.K. law, where a company that has received assets on a no-gain, no-loss basis ceases to be a member of the same chargeable gains group as the transferor within six years of the transfer and continues to hold such assets, a degrouping charge may arise. A degrouping event would generally be expected to occur where the direct parent of the Company ceases to hold at least 75% of the Company’s ordinary share capital, depending on the manner in which this occurs. If this offering, any subsequent offering or any other change in our group structure results in the reduction of such ownership below the 75% threshold, a degrouping charge may arise in respect of assets previously transferred within the group. In certain circumstances, exemptions may apply to mitigate any tax liability associated with such de-grouping event. The Company can give no assurance as to whether such exemptions may be available in the event that such de-grouping event materializes.

Under German law, German real estate transfer tax (“RETT”) may be triggered where at least 90% of the shares in a German entity that directly or indirectly holds German real estate are effectively transferred to new shareholders within a ten-year period (the “Transfer Rule”). Certain steps undertaken in connection with the Reorganization in March 2026 included the transfer of 50% of the shares in entities holding indirect interests in German real estate, starting the clock for the Transfer Rule. If future transactions, including the issuance of new shares in connection with this offering or any subsequent changes to the Group’s ownership structure, result in the aggregate transfer of 90% or more of the shares in the relevant German real estate-owning entities to new shareholders within the applicable ten-year period, a charge to German RETT would be triggered. The Company can give no assurance as to whether such transfers may or may not occur within the ten-year period.

It is intended that we will operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but we may be subject to tax in a jurisdiction other than the United Kingdom, which could increase our tax burden.

The Company was originally incorporated under the laws of the Netherlands and therefore considered to be a Dutch tax resident for Dutch domestic tax law purposes. As a consequence of the Reorganization, we are now organized and registered in the Cayman Islands, but our original incorporation in the Netherlands means that we continue to be treated as a Dutch tax resident for Dutch domestic tax law purposes. However, as we intend to have our place of effective management and central management and control in the U.K., we should also be regarded as a tax resident of the U.K. under U.K. domestic tax law, and accordingly would be treated as dual resident for tax purposes.

We intend to maintain our management, organizational and operational structures in such a manner that we should be treated as exclusively tax resident in the U.K. for purposes of the NL-UK Treaty and that we should not have a fixed place of business or permanent establishment outside the U.K.

Pursuant to the NL-UK Treaty, as modified by the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), in the case of a dual resident entity, the tie-breaker provision pursuant to Article 4(4) of the NL-UK Treaty, as replaced by Article 4(1) of the MLI, provides that the competent authorities of the Netherlands and the U.K. shall endeavor to determine by mutual agreement the jurisdiction in which we are resident for tax purposes under the NL-UK Treaty, having regard to our place of effective management, the place where we are incorporated or otherwise constituted and any other relevant factors (the “Tie-Breaker Provision”). The determination of our place of effective management, which is typically regarded as the key factor, is a question of fact and degree based on all the circumstances, rather than a question of law. We are in the process of applying to the competent authorities of the U.K. and the Netherlands to resolve our dual residency by way of a MAP as contemplated by the NL-UK Treaty. As at the date of this prospectus, such MAP has not been completed and no assurance can be given as to the timing of its completion or its outcome. We expect, based on our intended place of effective management and central management and control of the Company being exercised in the U.K., that we will be treated as solely U.K. tax resident for the purpose of the NL-UK Treaty upon conclusion of the MAP, but such determination remains subject to the competent authorities and is outside our control.

Until the MAP is concluded, the Company will be treated as a dual-resident investing company (“DRIC”) for U.K. corporation tax purposes. DRICs are subject to certain restrictions under U.K. tax law, including the inability to claim or surrender losses as group relief, the inability to receive chargeable assets on a no-gain, no-loss basis within a group, and potential limitations on double tax relief under relevant tax treaties. In practice, these restrictions mean that U.K. losses arising in the Company during the period of dual residency cannot be offset against profits of other U.K. group companies, and assets cannot be transferred to or from the Company on a tax-neutral basis, although the Company does not expect the application of these rules to have a material impact during the period in which the Company is considered to be a DRIC. If the MAP does not conclude with a determination that the Company is solely tax resident in either the U.K. or the Netherlands, the DRIC restrictions and the Dutch tax residency under Dutch domestic tax law would continue to apply indefinitely, which could materially affect the Group’s tax position. See below “— We intend to operate in a manner which allows us to qualify for benefits under tax treaties between the United Kingdom and other countries “.

In the event that the MAP concludes that the Company should be considered solely tax resident in the U.K. for the purposes of the NL-UK Treaty, the application of such tax treaty would limit the applicability of Dutch taxes. As a consequence, Dutch exit taxes may be triggered on unrealized capital gains accrued during the period in which we are a Dutch tax resident. We do not currently anticipate that such Dutch exit tax will result in material adverse tax consequences.

The above comments relate to our liability for tax on our income and gains. For a discussion of our liability with respect to Dutch dividend withholding tax on profits or dividend payments to holders of ordinary shares, see below “—If we pay dividends, we may need to withhold Dutch dividend withholding tax on such dividends”.

We intend to operate in a manner which allows us to qualify for benefits under tax treaties between the United Kingdom and other countries.

As noted above, we intend to maintain our management, organisational and operational structures in such a manner that: (i) we should be treated as exclusively tax resident in the U.K. for purposes of the NL-UK Treaty following the conclusion of the MAP and; (ii) we should not have a fixed place of business or permanent establishment outside the U.K.. We also intend to operate in a manner such that we believe we are eligible for benefits under tax treaties concluded between the U.K. and other countries. However, our ability to qualify for such benefits at any given time will depend on whether we are in fact treated as a U.K. tax resident during the relevant time as described above, the requirements contained in each tax treaty and applicable domestic laws, the facts and circumstances surrounding our operations and management, and the relevant interpretation of the tax authorities and courts.

The applicable tax laws, tax treaties or interpretations thereof may change, including as a result of changes to the MLI choices and reservations made by the U.K. and/or the Netherlands. Such changes could affect the NL-UK Treaty’s provisions regarding the determination of tax residency, including the Tie-Breaker Provision. Furthermore, changes to relevant facts and circumstances (including, without limitation, the place where board meetings are held, the residence of our directors, and the location from which key management decisions are made) could result in any competent authority agreement being withdrawn or ceasing to apply, or our becoming a tax resident of the Netherlands or another jurisdiction (in addition to or instead of the U.K.), potentially also triggering an exit tax liability in the U.K. and/or the Netherlands. Similarly, if we are deemed to maintain a fixed place of business or a permanent establishment in a jurisdiction other than the U.K., we could be subject to taxation in that jurisdiction on income attributable to such fixed place of business or permanent establishment.

If the competent authorities do not reach an agreement on our tax residency for purposes of the NL-UK Treaty, we shall not be entitled to any relief or exemption from tax provided by the NL-UK Treaty, except to the extent and in such manner as may be agreed upon by the competent authorities. As such, during any period in which a mutual agreement between the competent authorities is absent, we may remain tax resident in both the Netherlands and the U.K. until such time as the competent authorities have reached an agreement, which may affect our ability to qualify for benefits under tax treaties between the U.K. and other countries.

Any failure by us to qualify for benefits under tax treaties between the U.K. and other countries could result in adverse tax consequences to us including an increased tax burden and increased filing obligations and to our shareholders. Failing to be treated as exclusively tax resident in the U.K. under the NL-UK Treaty could expose us to double-taxation on the same income and withholding tax on profit distributions, increasing our overall effective income tax expense and tax costs.

If we pay dividends, we may need to withhold Dutch dividend withholding tax on such dividends.

Irrespective of the outcome of the MAP process, if we do pay dividends (or are deemed to pay dividends for tax purposes), such dividends could be subject to Dutch dividend withholding tax, unless an exemption applies, and we would be required to withhold and remit such taxes, which could increase the aggregate tax burden on our shareholders and increase our administrative and compliance costs.

We were originally incorporated under the laws of the Netherlands and are therefore a Dutch tax resident for Dutch domestic tax law purposes, including for purposes of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) and the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021). As a result, dividends and profits distributed by us are, in principle, subject to Dutch dividend withholding tax under Dutch domestic law, notwithstanding the fact that we are also treated as a U.K. tax resident under U.K. domestic tax law and intend to be treated as tax resident exclusively in the U.K. for the purposes of the NL-UK Treaty once the MAP has concluded.

If we are, following conclusion of the MAP, treated as resident solely in the U.K. for purposes of the NL–UK Treaty, the Netherlands should be restricted under the NL-UK Treaty from imposing Dutch dividend withholding tax on dividends and profits distributed by us to holders who are not Dutch tax residents and who do not hold our shares through a permanent establishment in the Netherlands. The restriction under the NL-UK Treaty on the Netherlands’ taxing rights does not apply to dividends or profits paid to Dutch resident holders (or to non-Dutch resident holders that have a permanent establishment in the Netherlands to which their shareholding is attributable), to which Dutch dividend withholding tax may still apply.

As a result, if we were to pay a dividend or make any other distribution, we would be required to identify our shareholders in order to assess whether there are Dutch resident holders (or non-Dutch resident holders with a Dutch permanent establishment to which the shares are attributable) in respect of which Dutch dividend withholding tax must be withheld, and we may establish procedures for this purpose. However, if the identity (or relevant status) of our shareholders cannot be determined or reasonably assessed through such procedures, we may be required to withhold Dutch dividend withholding tax on the full amount of any payment (or deemed payment) of profits or dividends.

The ability to rely on treaty-based limitations on Dutch dividend withholding tax described above is contingent on the continued availability and application of the Tie-Breaker Provision and related treaty positions under the NL–UK Treaty. The applicable tax laws and tax treaties (including, in each case, their interpretation) may change, including as a result of changes to the MLI choices and reservations made by the U.K. and/or the Netherlands. Furthermore, changes to relevant facts and circumstances (including, without limitation, the place where board meetings are held, the residence of our directors, and the location from which key management decisions are made) could adversely affect the application of the Tie-Breaker Provision and related treaty positions under the NL–UK Treaty. If the application of such provisions were modified or if the competent authorities do not reach agreement on our tax residency for purposes of the NL–UK Treaty, we may not be entitled to any relief or exemption from tax provided by the NL–UK Treaty, including the withholding tax restriction referred to above, except to the extent and in such manner as may be agreed upon by the competent authorities.

As such, dividends distributed by us could be subject to Dutch dividend withholding tax, which could adversely affect our shareholders and could have an adverse effect on our results due to increased costs. For further details on certain material Dutch dividend withholding tax consequences, see “Material Tax Considerations—Material Dutch Withholding Tax Considerations.”

U.K. CFC Regime

As a company that intends to be tax resident in the U.K., we will be subject to the U.K. controlled foreign company (“CFC”) regime. Under the U.K. CFC regime, the income profits of non- U.K. resident group companies may, in certain circumstances, be attributed to controlling U.K. -resident shareholders for U.K. corporation tax purposes. Prior to the Reorganization the group was controlled by a U.K. tax resident company and no U.K. CFC charge has been imposed in respect of any group entity, nor has the group’s position under the CFC regime been challenged by HMRC. Based on our current group structure following the Reorganization, and on the basis that the group intends to maintain the location and statuses of the relevant group entities following the IPO, we expect this position to continue. However, changes to the group structure, the manner in which our non- U.K. subsidiaries operate, or the CFC regime itself could result in a U.K. CFC charge arising and could materially adversely affect our financial condition.

We are subject to changes in property taxes, including within the United States, United Kingdom, Germany, Netherlands, Belgium, and Luxembourg.

In the jurisdictions in which we operate, governments might centrally adjust the value of business rates in the property market or applicable property tax assessment values. At revaluation, all properties are given a new ratable or assessment value which, depending on the underlying movement in the value of the property, can have a significant impact on the tax liability due on the property. Adjustments of the business rates or assessment values could result in increased costs and consequently could have a material adverse effect on our business, financial condition and results of operations.

The U.S. Internal Revenue Service may not agree that we are a foreign corporation for U.S. federal income tax purposes as a result of certain transactions undertaken in connection with the Reorganization.

Although we are incorporated in the Cayman Islands and, subject to the discussion regarding Dutch tax residency under the risk factor headings “The Reorganization may result in adverse tax consequences and we may experience challenges in realizing expected benefits of the Reorganization.” and “It is intended that we will operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but we may be subject to tax in a jurisdiction other than the United Kingdom, which could increase our tax burden,” expect to be a tax resident in the U.K., the U.S. Internal Revenue Service (“IRS’’) may assert that we should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code’’). For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic’’ corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign’’ corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because we are incorporated in the Cayman Islands and, subject to the discussion regarding Dutch tax residency under the risk factor headings “The Reorganization may result in adverse tax consequences and we may experience challenges in realizing expected benefits of the Reorganization.” and “It is intended that we will operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but we may be subject to tax in a jurisdiction other than the United Kingdom, which could increase our tax burden,” expect to be a tax resident in the U.K., we would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Generally, under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires, within the meaning of Code Section 7874, substantially all of the properties of a U.S. corporation, (ii) the former shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% (or 80% if the Third Country Rule, as defined herein, does not apply) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage’’), and (iii) the foreign corporation’s “expanded affiliated group’’ does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities. The Treasury Regulations promulgated under Section 7874 of the Code (the “Section 7874 Regulations’’) generally also provide that in certain cases, the applicable Section 7874 Percentage threshold for a foreign acquiring corporation to be treated as a U.S. corporation is 60% instead of 80% where a foreign acquiring corporation acquires, in related transactions, substantially all of the properties of a U.S. corporation and another foreign corporation which is itself tax resident in a different jurisdiction than the foreign acquiring corporation (the “Third Country Rule’’). Because we were not tax resident in the U.K. prior to the completion of the Reorganization and intend that our tax residency has changed to the U.K. in connection with the Reorganization, we expect the Third Country Rule to apply to us. The Section 7874 Regulations also provide a number of special rules, including rules that can affect a foreign corporation’s ability to use its equity to acquire other U.S. businesses within a 36-month period following the acquisition of a U.S. corporation.

Notwithstanding the above, the Section 7874 Regulations provide certain exceptions to the application of Section 7874 of the Code with respect to restructuring transactions involving “foreign-parented groups’’ (the “Foreign-Parented Group Exception’’), generally providing exceptions to transactions that would otherwise be acquisitions, within the meaning of Section 7874 of the Code, of substantially all of the properties of a U.S. corporation.

As a result of the restructuring and related transactions undertaken by us and our affiliates in connection with the Reorganization, we expect to be treated as acquiring, within the meaning of Code Section 7874, substantially all of the properties of one or more U.S. corporations. However, taking into account the terms of this offering, the Reorganization and related transactions, because the acquired U.S. corporations and the transferring corporations are, at all relevant times, expected to be members of the same foreign-parented group, we expect the Foreign-Parented Group Exception to apply and, therefore, we do not expect to be treated as a U.S. corporation for U.S. federal income tax purposes by reason of Code Section 7874. Moreover, we are not aware of any present or anticipated facts or circumstances which could reasonably be expected to prevent us from qualifying for the Foreign-Parented Group Exception.

As a result, we are expected to be treated as a foreign corporation (i.e., a non-U.S. tax resident) for U.S. federal income tax purposes. However, the application of rules under Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code our status as a foreign corporation for U.S. federal income tax purposes, we and certain holders of our ordinary shares could be subject to adverse tax consequences, including a higher effective corporate tax rate on us and future withholding taxes on certain of our shareholders.

All prospective investors are urged to consult their tax advisors regarding the potential application of Section 7874 of the Code.

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes (“PFIC”) for the current or any future taxable year, which could subject U.S. holders of our ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income (such as interest income) or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. We believe we were not a PFIC for our taxable year ending December 31, 2025.

However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the IRS will agree with our determination. Based on the current and anticipated composition of the income, assets and operations of our company and the market value of the equity interests or assets, as applicable, of our subsidiaries, we do not expect we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2026 or in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. This is an annual factual determination that depends on, among other things, the composition of our income (including the relative size of our passive income) and assets, and the market value of our shares and assets (including unbooked goodwill), including the composition of income and assets of our subsidiaries (or, in certain circumstances, the market value of the equity interests of our subsidiaries), from time to time, and thus a determination can only be made annually after the close of each taxable year. Moreover, the value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly.

If we are a PFIC for any taxable year, a U.S. Holder (as defined below under “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations, even if we cease to be a PFIC in the subsequent years. Under the generally applicable PFIC rules, a U.S. Holder generally would be subject to U.S. federal income tax at the then prevailing maximum rates on ordinary income and possibly an “interest” charge, in respect of “excess distributions” and upon any gain from the disposition of our ordinary shares, as applicable, as if the excess distribution or gain had been recognized ratably over such U.S. Holder’s holding period of our ordinary shares. Certain elections (including a qualified electing fund or a mark-to-market election) may be available to U.S. Holders of our ordinary shares to mitigate some of the adverse tax consequences resulting from PFIC treatment.

For a further discussion, see “Material Tax Considerations —Material U.S. Federal Income Tax Considerations for U.S. Holders —Passive Foreign Investment Company Considerations.”

Prospective investors are strongly encouraged to consult their own tax advisors regarding the potential application of these rules to us and the ownership of our ordinary shares.

Risks Relating to Our Indebtedness

As a guarantor of debt of certain of our subsidiaries, the substantial leverage of our subsidiaries and our debt service obligations could materially adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations.

We guarantee debt of certain of our subsidiaries, which have substantial debt obligations. As of March 31, 2026, December 31, 2025, 2024 and 2023 we guaranteed total long-term debt of certain of our subsidiaries of $5,788 million, $6,199 million, $5,877 million and $6,595 million, respectively. For the three months ended March 31, 2026 and 2025 and for the years ended December 31, 2025, 2024 and 2023, we spent $129 million, $86 million, $499 million, $788 million and $516 million on interest payments, respectively, which represented 184.3%, 344.0%, 321.9%, 222.0% and 44.8% of our income from operations for the same periods, respectively. While our subsidiaries have a deleveraging strategy in place, the leverage of our subsidiaries may continue to be high for the foreseeable future.

The high leverage of our subsidiaries could have significant consequences to us, including, but not limited to:

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities and other corporate requirements;

•	increasing our vulnerability to, and reducing our flexibility to respond to, general adverse economic and industry conditions;

•

requiring the dedication of a substantial portion of our cash flow from operations to the payment of interest on indebtedness, thereby reducing the availability of such cash flow to fund the payment of principal of indebtedness, working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;

•	restricting us from pursuing strategic acquisitions or exploiting certain business opportunities;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the competitive environment and the industry in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that are not as highly leveraged;

•	negatively impacting credit terms with our creditors; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

Any of these, or other, consequences or events could have a material effect on our business, financial condition and results of operations.

Certain of our subsidiaries, whose debt we guarantee, require a significant amount of cash to service their debt. Our and their ability to generate sufficient cash depends on many factors beyond our control.

The ability of certain of our subsidiaries whose debt we guarantee to make payments on and to refinance their debt, and to fund working capital, rental and lease payments and capital expenditures, will depend on those certain subsidiaries’ and our future operating performance and ability to generate sufficient cash. This depends, to some extent, on the success of our and their business strategy and on general economic, financial, competitive, market, legislative, regulatory and other factors, as well as the other factors discussed in these “Risk Factors” and elsewhere in this prospectus, many of which are beyond our control. This also depends on our cash flow cycle, which experiences seasonal fluctuations. Attendance levels at our forecourts are affected by the weather and travel patterns, among other factors, which could also have a negative impact on our cash position and impact those subsidiaries’ ability to make payments on and to refinance their debt and to fund working capital and capital expenditures. If the interest payment dates of the debt of those subsidiaries coincide with periods of significant cash outflow, they may have insufficient cash to pay their obligations as they come due.

We cannot assure you that our business will generate sufficient cash flows from operations, that the currently anticipated cost savings, revenue growth and operating improvements will be realized or that future debt and equity financing will be available to us on satisfactory terms or in an amount sufficient to enable us to refinance all or a portion of our debt, pay our debts when due (including debt guaranteed by us), or to fund our other liquidity needs.

If our future cash flows from operations and other capital resources are insufficient to pay our obligations (including debt guaranteed by us) as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures;

•	sell assets;

•	obtain additional debt or equity capital; or

•	restructure or refinance all or a portion of our debt, on or before maturity.

We cannot assure you that we would be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In such event, we may not be able to meet our debt repayment or guarantee obligations. In addition, the terms of our subsidiaries’ debt limit, and any future debt may limit our ability to pursue any of these alternatives. Any refinancing of such debt could be at higher interest rates and could require us to comply with more onerous covenants, which could further restrict our business, financial condition and results of operations. There can be no assurance that any assets which we could be required to dispose of could be sold or that, if sold, the timing of such sale and the amount of proceeds realized from such sale would be acceptable.

Furthermore, our inability to meet payment obligations under our existing debt (including debt guaranteed by us) could trigger various default provisions, accelerate a substantial portion (if not all) of the debt of certain of our subsidiaries, and could materially affect our business, financial condition and results of operations.

We are subject to significant restrictive debt covenants, which limit our operating and financial flexibility.

The credit agreements and indentures that govern the indebtedness of certain of our subsidiaries contain covenants which impose significant operating and financial restrictions on us. These agreements limit our ability to, among other things: (i) incur or guarantee additional indebtedness or issue certain preferred shares; (ii) make certain restricted payments and investments; (iii) transfer or sell assets or enter into sale and leaseback transactions; (iv) enter into transactions with affiliates; (v) create or incur certain liens; (vi) make certain loans, investments or acquisitions; (vii) create or incur restrictions on the ability of our subsidiaries to pay dividends or to make other payments to us; (viii) take certain actions that would impair the security interests in the collateral granted for the benefit of the holders of certain of our indebtedness; and (ix) merge, consolidate or transfer all or substantially all of our assets. In addition, our revolving credit facility is subject to a senior secured net leverage-based financial covenant that is applicable in the event that the aggregate amount of all cash loans drawn and certain letters of credit issued exceeds 40% of the total commitments under the revolving credit facility as of the last day of each quarter.

These covenants in these credit agreements and indentures could limit our ability to finance our future operations and capital needs and our ability to pursue acquisitions and other business activities that may be in our interest. For example, the indentures require that 100% or 75% of the proceeds from most asset sales, depending on our Consolidated Net Leverage Ratio, are used to repay, or are offered to repay, certain Restricted Group (as defined herein) indebtedness. As a result, such restrictions could limit our ability to use cash in a way that may have otherwise been in our interest. See “Description of Certain Indebtedness.”

Failure to comply with the covenants under certain credit agreements and indentures of certain of our subsidiaries, including as a result of events beyond our control, could result in an event of default which could materially and adversely affect our financial condition and results of operations.

Certain credit agreements and indentures of certain of our subsidiaries require those subsidiaries to, among other things, comply with certain financial ratios. Those subsidiaries’ ability to meet these financial requirements could be affected by deterioration in our operating results, as well as by events beyond our control, including unfavorable economic conditions, and we cannot assure you that those subsidiaries will be able to meet these tests in the future.

Moreover, a breach of any covenant in certain credit agreements, indentures or the agreements of certain of our subsidiaries governing any other debt that we may guarantee or have outstanding from time to time could result in a default under that respective agreement after any applicable grace period. Because certain of the guarantors under those credit agreements and indentures are not controlled by us, including the Parent and entities that are subsidiaries of the Parent but not us, covenant breaches and defaults could occur for reasons beyond our control, including as a result of actions taken by the Parent and other entities not controlled by us. If a default occurs, the holders of such indebtedness and the lenders under the credit agreements of certain of our subsidiaries may elect to declare all such notes or borrowings, as applicable, together with accrued interest and other fees, to be immediately due and payable and seek recourse against us as a guarantor of such debt. The lenders under those credit agreements also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay our indebtedness (including indebtedness guaranteed by us) when due or declared due, the lenders under those credit agreements of certain of our subsidiaries and the holders of certain indebtedness of certain of our subsidiaries or of any other secured indebtedness will also have the right to proceed against the collateral, including cash, granted to them to secure such indebtedness. If the indebtedness under those credit agreements and indentures of certain of our subsidiaries were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness, in full, and we could be forced into bankruptcy or liquidation. See “Description of Certain Indebtedness.”

Hedging agreements may expose us to credit default risks and potential losses if our hedging counterparties fall into bankruptcy.

From time to time, we may enter interest and commodities hedging or currency agreements to hedge our exposure to fluctuations in interest rates, primarily under certain of our credit agreements, or foreign exchange rates. Under any such agreements, we would be exposed to credit risks of our counterparties. If one or more of our counterparties falls into bankruptcy, claims we have under the swap agreements or other hedging arrangements may become worthless. In addition, in the event that we refinance our debt or otherwise terminate such hedging agreements, we may be required to make termination payments, which could result in a loss.

The ability of certain of our subsidiaries to repay their debt, which is guaranteed by us, depends on many factors beyond our control. If we or certain of our subsidiaries are unable to raise capital in the future, we may seek other avenues to fund the business, including sale/leaseback arrangements or seeking to sell assets of all, or a portion of, our operations.

Payments on debt of certain of our subsidiaries will depend on their and our ability to generate cash or secure additional financing in the future. This ability, to an extent, is subject to general economic, financial, competitive, legislative, regulatory, and other factors beyond our control. If our or their businesses do not generate sufficient cash flow from operations and sufficient future financing is not available to us or them, those subsidiaries may not be able to repay their debts, operate their business or fund other liquidity needs. If we or those subsidiaries cannot meet or refinance our or their obligations when they become due, we may be required to attempt to raise capital, reduce expenditures or take other actions which we may be unable to successfully complete or, even if successful, could have a material adverse effect on us. If such sources of capital are not available or not available on sufficiently favorable terms, we may seek other avenues to fund the business, including sale/leaseback arrangements or seeking to sell assets of all or a portion of our operations. If we are unable to raise capital, our ability to effectively operate our business could be impaired.

Risks Related to this Offering and the Ownership of Our Ordinary Shares

The price of our ordinary shares may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors purchasing ordinary shares in this offering.

The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	technology changes, changes in consumer behavior in our industry;

•	security breaches related to our systems or those of our affiliates or strategic partners;

•	changes in economic conditions for companies in our industry;

•	changes in market valuations of, or earnings and other announcements by, companies in our industry;

•	declines in the market prices of shares generally;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations, including due to the seasonality of our business

•	strategic actions by us or our competitors;

•

announcements by us, our competitors or our strategic partners of acquisitions, dispositions, significant contracts, new products, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole;

•	changes in business or regulatory conditions;

•	future sales of our ordinary shares or other securities;

•	investor perceptions of the investment opportunity associated with our ordinary shares relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation or governmental investigations;

•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our ordinary shares;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management or board of directors;

•	sales of our ordinary shares by us, officers, directors and employees; and

•

other events or factors, including those resulting from system failures and disruptions, natural disasters, war, including the conflicts in Ukraine and the Middle East, such as the situation in Iran, acts of terrorism, an outbreak of highly infectious or contagious diseases, such as COVID-19, or responses to these events, and the other factors described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

If securities or industry analysts do not publish research or reports about our business, or they publish negative reports about our business, our share price, and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market, and our competitors. These analysts operate independently, and we have no control over their opinions or coverage decisions. If one or more of the analysts who cover us downgrade our ordinary shares or change their opinion of our ordinary shares, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

There has been no prior public market for our ordinary shares. An active market may not develop or be sustainable, and investors may be unable to resell their ordinary shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares was determined through negotiations between the representative of the underwriters and us and may vary from the market price of our ordinary shares following the completion of this offering. An active or liquid market in our ordinary shares may not develop upon completion of this offering or, if it does develop, it may not be sustainable. In the absence of an active trading market for our ordinary shares, you may not be able to resell your ordinary shares at or above the initial public offering price or at all. We cannot predict the prices at which our ordinary shares will trade.

Future issuances and sales of our ordinary shares may result in dilution of your percentage ownership and could impact your influence over shareholder voting matters.

The issuance of additional ordinary shares, through future issuances or sales, or the perception of such potential issuances or sales, may result in dilution of your percentage of ownership and could impact your influence over matters on which shareholders vote. This could potentially lead to difficulties in selling the ordinary shares purchased and may result in trading discounts. Furthermore, the market price of our ordinary shares may be negatively affected by future issuances or sales of our ordinary shares, including any substantial sales in the public market by us or our shareholders. After the Reorganization, the Share Split and this offering, there will be      ordinary shares outstanding. Sales of a substantial number of ordinary shares in the public market following this offering, or the perception of such sales, could cause the market price of our ordinary shares to decline.

We have broad discretion to determine how to use the funds we receive from this offering and may use them in ways that may not enhance our results of operations or the price of our ordinary shares.

We have broad discretion over the use of proceeds we receive from this offering, and we could spend the proceeds we receive from this offering in ways our shareholders may not agree with or that do not yield a favorable return, or no return at all. We currently expect to use the net proceeds for general corporate purposes, including repayment of certain of our existing indebtedness. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds we receive from this offering in ways that improve our results of operations, we may fail to achieve expected financial results, which could cause our share price to decline.

The potential future sales of our ordinary shares, or public market perceptions toward such sales, could lead to a drop in our ordinary share price.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of our ordinary shares in the public market after the contractual lock-up agreements described below expire and other restrictions on resale lapse, the trading price of our ordinary shares could decline below the initial public offering price. Upon the closing of this offering and after giving effect to the Reorganization and the Share Split, we will have outstanding      ordinary shares. Of these shares, all of the ordinary shares offered in connection with this offering will be eligible for sale in the public market and substantially all of the remaining ordinary shares will be subject to a 180 -day contractual lock-up with the underwriters. BofA Securities, Inc. and Goldman Sachs & Co. LLC, may permit our executive officers, directors, employees, and current shareholders who are subject to the contractual lock-up to sell our ordinary shares prior to the expiration of the lock- up agreements. Upon expiration of the contractual lock-up agreements with the underwriters, approximately      additional ordinary shares will be eligible for sale in the public market.

You will experience an immediate and substantial dilution of the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price per share of our ordinary shares is substantially higher than our net tangible book value per ordinary share immediately after this offering. For this purpose, the net tangible book value per share represents the total amount of our tangible assets, less the total amount of liabilities, divided by the total number of ordinary shares outstanding, and dilution is determined by subtracting the net tangible book value per share after the offering from the initial public offering price per share. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase ordinary shares in this offering will be diluted by $     per share after giving effect to the sale of ordinary shares in this offering at the initial public offering price, the Reorganization and the Share Split. If we grant options, restricted share units, performance share units or share appreciation rights to our employees in the future, and those awards vest, any options are exercised or other issuances of ordinary shares are made, there will be further dilution.

Further, we may need to raise additional funds in the future to finance our operations and/or acquire complementary businesses. If we obtain capital in future offerings on a per-share basis that is less than the initial public offering price per share, the value of the price per share of your ordinary shares will likely be reduced. In addition, if we issue additional equity securities in a future offering and you do not participate in such offering, there will effectively be dilution in your percentage ownership interest in us.

We will in the future grant share options and other awards to our certain current or future officers, directors, employees, and consultants under additional plans or individual agreements. The grant, exercise, vesting, and/or settlement of these awards, as applicable, will have the effect of diluting your ownership interests in us. We may also issue additional equity securities in connection with other types of transactions, including ordinary shares issued as part of the purchase price for acquisitions of assets or other companies from time to time or in connection with strategic partnerships or joint ventures, or as incentives to management or other providers of resources to us. Such additional issuances are likely to have the same dilutive effect.

Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules. Although we do not intend to rely on the “controlled company” exemptions under Nasdaq, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Upon the completion of this offering, EG Group Limited, which is indirectly controlled by Optima Bidco, will continue to own approximately     % of the voting power of our ordinary shares (or approximately    % if the underwriters exercise their option to purchase additional ordinary shares from us in full). As a result we will be a “controlled company” within the meaning of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of “independent directors” as defined under the Nasdaq rules;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Although we do not intend to rely on the “controlled company” exemptions under Nasdaq rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any of the “controlled company” exemptions, our investors will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of the ordinary shares.

As long as we are a controlled company, you will have limited ability to influence matters requiring shareholder approval, it may be difficult for us to recruit independent directors and the interests of our principal shareholder may conflict with or differ from your interests as a shareholder.

For so long as the ownership and control of a majority of the voting power of our ordinary shares by EG Group Limited, which is indirectly controlled by Optima Bidco, continues, investors in this offering will not be able to affect the outcome of any shareholder vote requiring shareholder approval by ordinary resolution, as EG Group Limited generally will have the ability to control the outcome of all such corporate actions, including the election and removal of directors and changes to the size of our board of directors. Because EG Group Limited will be able to elect and remove all of the members of our board of directors, qualified and experienced persons who might otherwise accept an invitation to join our board of directors may decline, which means that we would not be able to benefit from their qualifications and expertise in service as members of our board of directors.

The interests of EG Group Limited may not coincide with, or may be adverse to, the interests of our other shareholders. EG Group Limited’s ability to control all ordinary resolutions submitted to our shareholders for approval will limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial and/or that adversely affect our shareholders other than EG Group Limited. For example, the concentration of EG Group Limited’s ownership may delay or prevent any acquisition or delay or discourage takeover attempts that shareholders may consider to be favorable or make it more difficult or impossible for a third-party to acquire control of our company or effect a change in the board and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which our shareholders could receive a premium over the then-current market price for their ordinary shares. As a result of the foregoing, the market price of our ordinary shares could be adversely affected.

If EG Group Limited sells a controlling equity interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on your ordinary shares and we may become subject to the control of a currently unknown third party.

EG Group Limited will have the ability, should it choose to do so, to sell some or all of their ordinary shares in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of us. The ability of EG Group Limited to privately sell its ordinary shares, with no requirement for a concurrent offer to be made to acquire all of the ordinary shares that will be publicly traded following the completion of this offering, could prevent you from realizing any change-of-control premium on your ordinary shares that may otherwise accrue to EG Group Limited on its private sale of shares. In addition, if EG Group Limited privately sells its controlling equity interest, we may become subject to the control of a currently unknown third party. The interests of this third party may not be the same as, or may conflict with, the interests of our other shareholders. Furthermore, if EG Group Limited sells a controlling equity interest in our company to a third party, our future indebtedness may be subject to acceleration, and our other commercial agreements and relationships could be affected. The occurrence of any of these events could adversely affect our business, results of operations, financial condition and prospects.

Your ability to influence corporate matters may be limited because a small number of shareholders beneficially own a substantial amount of our ordinary shares and will continue to have substantial control over us after the offering.

Upon completion of this offering and after giving effect to the Reorganization and the Share Split, our officers, directors, and principal shareholders (greater than 5% shareholders) collectively will beneficially own approximately   % of our issued and outstanding ordinary shares. As a result, these shareholders will be able to exert significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our Company or its assets, and may have interests that are different from yours and may vote in a way with which you disagree and which may be adverse to your interests. In addition, this concentration of ownership may have the effect of preventing, discouraging, or deferring a change of control, which could depress the market price of our ordinary shares.

Transactions engaged in by our principal shareholder, our officers or directors involving our ordinary shares may have an adverse effect on the price of our ordinary shares.

As described above, our officers, directors, and principal shareholder (greater than 5% shareholders) collectively will control approximately   % of our issued and outstanding ordinary shares upon completion of this offering and after giving effect to the Reorganization and the Share Split. Subsequent sales of our ordinary shares by this shareholder could have the effect of lowering our share price. The perceived risk associated with the possible sale of a large number of ordinary shares by this shareholder, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our shareholders to sell their shares, thus causing the price of our shares to decline. In addition, actual or anticipated downward pressure on our share price due to actual or anticipated sales of share by our directors or officers could cause other institutions or individuals to engage in short sales of our ordinary shares, which may further cause the price of our share to decline.

From time to time our directors and executive officers may sell our ordinary shares on the open market. These sales will be publicly disclosed in filings made with the SEC. In the future, our directors and executive officers may sell a significant number of ordinary shares for a variety of reasons unrelated to the performance of our business. Our shareholders may perceive these sales as a reflection on management’s view of the business and result in some shareholders selling our ordinary shares. These sales could cause the price of our share to drop.

We do not intend to pay dividends for the foreseeable future.

We currently do not anticipate declaring or paying any cash dividends to holders of our ordinary shares in the foreseeable future. The decision to declare, determine the amount, and pay any future dividends will be at the sole discretion of our board of directors. Various factors will be considered, including, but not limited to, solvency, the amount of our distributable reserves, general and economic conditions, our financial position, available cash, capital requirements, contractual and legal restrictions or regulatory implications. Consequently, shareholders may not receive any return on their investment unless they sell their ordinary shares at a price higher than their initial purchase. Our current focus is to retain earnings for the operation and expansion of our business. Therefore, we do not anticipate declaring or paying dividends in the foreseeable future. Investors seeking cash dividends should consider this before purchasing our ordinary shares. For further information on our dividend policies and restrictions, see “Dividend Policy.”

We have identified material weaknesses in our internal control over financial reporting. If our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses in the future or otherwise fail to design and maintain effective internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired, which may adversely affect investor confidence in our financial reporting, and as a result, affect the value of our ordinary shares and our financial condition.

As a privately held company, we are not currently subject to Section 404 of the Sarbanes-Oxley Act. However, while preparing the combined consolidated financial statements that are included in this prospectus we identified material weaknesses related to five main areas: (i) our control environment; (ii) our risk assessment; (iii) our control activities; (iv) our information & communication; and (v) our monitoring activities. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim combined consolidated financial statements will not be prevented or detected on a timely basis. We did not formally design or maintain an effective control environment commensurate with the financial reporting requirements of a public company and we did not have the necessary business processes, systems, personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company. This contributed to the following material weaknesses:

•

A lack of sufficient qualified financial reporting and accounting personnel, including those with technical expertise necessary to appropriately design, implement and operate internal control over financial reporting.

•

A lack of formally designed or implemented risk assessment process to identify and analyze risks of material misstatement in its financial statements or documented formal accounting policies and procedures and internal controls with a clear allocation of responsibilities commensurate with the financial reporting requirements of a public company.

•	A lack of formalized information technology general controls (“ITGCs”) and information technology (“IT”) application controls relevant to financial reporting.

Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. These measures include (i) hiring additional accounting, IT, and internal audit personnel to ensure effectiveness of our processes and controls; (ii) engaging an external consulting firm to assist us with the assessment of Sarbanes-Oxley compliance requirements; (iii) formalizing a documented risk assessment, accounting policies and procedures, and internal control over financial reporting; and (iv) formalizing the controls for ITGCs and IT application controls relevant to financial reporting.

While we believe these actions will contribute to the remediation of the material weaknesses we have identified, we have not completed the corrective processes, procedures and related evaluation or remediation that we believe are necessary. We cannot assure you that the measures we have taken to date, and that we are continuing to implement, will be sufficient to remediate the material weaknesses we have identified or to avoid the identification of additional material weaknesses in the future. If the steps we take do not remediate the material weaknesses in a timely manner, or we identify new material weaknesses in the future, there could continue to be a reasonable possibility that these control deficiencies or others could result in a material misstatement of our annual or interim combined consolidated financial statements that would not be prevented or detected on a timely basis, any of which could diminish investor confidence in us and cause a decline in the value of our ordinary shares. As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of, and other applicable securities rules and regulations. We will also be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ordinary shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the U.S., we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16(b) of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 20-F within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same timeframes as U.S. companies with securities registered under the Exchange Act. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, the market for our ordinary shares may be less active or more volatile.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by nonresidents of the U.S. or (b)(1) a majority of our executive officers or directors must not be U.S. citizens or residents, (2) more than 50% of our assets cannot be located in the U.S. and (3) our business must be administered principally outside the U.S. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer. These costs will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles, the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are primarily governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the U.S. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the U.S., due to the comparatively less well-developed Cayman Islands law in this area.

A merger or consolidation may proceed under Cayman Islands law in one of two ways: by a court-sanctioned scheme of arrangement or by a statutory merger, see “Description of Share Capital and Memorandum and Articles of Association.” While Cayman Islands law allows a shareholder objecting to a court-sanctioned scheme of arrangement to express a view that such scheme of arrangement would not provide fair value for the shareholder’s shares, Cayman Islands statutory and common law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation effected by a scheme of arrangement of a company that has otherwise received the prescribed shareholder approval. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation effected by a scheme of arrangement or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, in the event of a merger or consolidation consummated under the statutory merger regime, Cayman Islands law does provide in certain circumstances a mechanism for a dissenting shareholder to require us to apply to the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the dissenter’s ordinary shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies, such as ours, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

It should be noted that the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the U.S. Subject to limited exceptions, under Cayman Islands law, a shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our Board than they would as public shareholders of a company incorporated in the U.S. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the State of Delaware and their shareholders, see “Description of Share Capital and Memorandum and Articles of Association.”

There may be reputational risk associated with our Cayman Islands holding company structure, which could potentially have an adverse impact on our business, financial condition and results of operations.

As a company registered in the Cayman Islands, we are subject to increased scrutiny with respect to potential or alleged legal and regulatory breaches and unethical behavior and associated reputational risks, including with respect to the general perception and reputation of entities operating in this jurisdiction.

In February 2020, the Cayman Islands was placed on the list of non-cooperative jurisdictions published by the European Council of the EU for tax purposes. While appropriate legislative changes to the Cayman Islands’ tax policy framework were made, and the Cayman Islands was subsequently removed from the list in October 2020, this and similar future events may cause potential investors and other counterparties to question the integrity and transparency of our operations in the Cayman Islands. Similar events may result in a reduction of business activity conducted with us or counterparties altering the terms of their business with us so that they are less favorable. Any reputational harm associated with us having a Cayman Islands holding company structure could potentially have an adverse impact on our business, financial condition and results of operations.

Anti-takeover provisions in our organizational documents may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our board of directors may be removed only by an ordinary resolution of our shareholders. In addition, vacancies on our board of directors may be filled by the remaining directors, with any director so appointed being required to stand for re-election at the next general meeting at which directors of the relevant class are elected. The board of directors shall be divided into three classes designated as Class I, Class II and Class III, respectively as determined by the chairman of the board of directors at the relevant time, and directors will generally be elected to serve staggered three year terms. Our board of directors is authorized to issue preference shares with such designations, rights and preferences as may be determined from time to time by the board of directors. These provisions may make it more difficult to remove management. Our board of directors has the ability to designate the terms of, and issue preferred shares without, shareholder approval.

Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of our board of directors, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder.

Taken together, these provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our ordinary shares. See “Description of Share Capital and Memorandum and Articles of Association.”

As a foreign private issuer within the meaning of the Nasdaq corporate governance rules, we are permitted to rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our ordinary shares.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. For as long as we choose to rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, our board of directors’ approach to governance may be different from that of a board of directors of a U.S. domestic company, and, as a result, the management oversight of our company may be more limited than if we were subject to all of the Nasdaq corporate governance standards. While a majority of the directors on our board of directors are independent directors, as long as we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors may not be required to be independent directors.

In addition, while we expect to voluntarily follow most Nasdaq corporate governance rules, we intend to take advantage of certain exemptions, including, but not limited to, exemptions from:

•

the requirement to obtain shareholder approval for certain issuances of securities, including, among others, shareholder approval of equity compensation or purchase plans or other equity compensation arrangements and the issuance of more than 20% of our outstanding shares or voting power. We will follow Cayman Islands law with respect to any requirement to obtain shareholder approval in connection with such issuances;

•

the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year. There is no similar requirement under Cayman Islands law. As a result, our independent directors may choose to meet in executive session at their discretion;

•

the requirement to disclose within four business days any determination to grant a waiver of the Code of Conduct (as defined herein) to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, Cayman Islands law does not prescribe a specific timeline for such disclosure; and

•

the quorum requirements applicable to meetings of shareholders. Such quorum requirements are not prescribed by Cayman Islands law. In accordance with generally accepted business practice, our Articles and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.

We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and refers to certain forward-looking statements with respect to our financial condition, results of operations and business. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks and statements expressing management’s expectations, beliefs, plans, objectives, intentions, estimates, forecasts, projections and assumptions. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

Forward-looking statements are typically identified by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “objectives,” “outlook,” “probably,” “project,” “will,” “seek,” “target” and other words of similar meaning in connection with a discussion of future operating or financial performance. All of these forward-looking statements are based on estimates and assumptions made by such entities that, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon any forward-looking statements. There are important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements. In addition, even if our actual results are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. For example, factors that could cause our actual results to vary from projected future results include, but are not limited to:

•	an economic downturn, rising interest rates or a significant deterioration in macroeconomic conditions;

•	fluctuations in the cost price of fuel, including due to geopolitical events, such as Russia’s invasion of Ukraine, conflicts in the Middle East, such as the conflicts in Iran, and South America;

•	our inability to increase prices for our non-fuel products and services;

•	the devaluation of the reputations and brands of our suppliers and partners;

•	our dependency on fuel products being delivered by a small number of third-party suppliers;

•	our exposure to risks and liabilities from working with third parties;

•	competition in the industries and locations in which we operate;

•	our relationship with dealers, franchisors and retailers;

•	failure to maintain, or damage to, our brands;

•	our inability to successfully implement our strategies;

•	our inability to successfully integrate the businesses we have recently acquired or will in the future acquire;

•	our inability to support our growth with adequate corporate functions and other resources;

•	difficulties in realizing the returns, cost savings and other benefits from our acquisitions;

•	risks and uncertainties associated with conducting business in multiple countries;

•	our inability to adapt to new developments or technological changes in our industry;

•	our inability to adapt to changes in consumer preferences and perceptions, including demand for EV charging and declines in demand for traditional tobacco products;

•	costs and difficulties of complying with legislation on tobacco products, including e-cigarettes and vaping products;

•	our requirement for high levels of capital investments;

•	our inability to build and scale our EV charging stations;

•	our inability to meet our fixed costs if our revenue declines;

•	our inability to meet environmental, social and governance (“ESG”) expectations and the costs of implementing our ESG strategy;

•	losses and liabilities related to our real estate portfolio;

•	an increase in our staff costs linked to a change in national minimum wage, national living wage and holiday pay rules and regulations;

•	risks related to joint ventures and other arrangements;

•	damage to our warehouse and distribution facility;

•	difficulties in providing financial information representative of the results of operations of the Company;

•	fluctuations in currency exchange rates;

•	costs and difficulties of complying with regulation and legislation;

•

costs of complying with current and future environmental and workplace health and safety requirements and liabilities or litigation related to contamination arising from the storage, handling, use or disposal of hazardous materials;

•	liabilities, litigation or other costs related to food safety issues or food-borne illnesses and compliance with applicable food safety regulations;

•	any involvement in disputes, legal proceedings and regulatory proceedings;

•	insufficient insurance coverage to cover our losses;

•	a loss of key personnel or our inability to attract and retain experienced employees;

•	failure to maintain good employee relations;

•	changes in credit and debit card provider requirements, payment methods or applicable regulations;

•	physical or transition risks and regulatory developments related to climate change;

•	legal liability and reputational harm linked to our failure to maintain the confidentiality of personal data;

•	a disruption in our equipment or information technology systems;

•	robbery, shop crime in our stores;

•	the impact of climate change on our network and operations;

•	changes in our operating results linked to seasonality and weather;

•	accidents, natural disasters, pandemics, terrorist activity, political instability and other events beyond our control

•	our inability to realize the full value of the significant amounts of goodwill that we record;

•	failure to obtain, maintain, protect, defend and enforce our intellectual property rights;

•	changes to accounting standards;

•	tax risks, including changes in tax law or its interpretation and application or tax audits;

•	changes in property taxes; and

•	the other factors set forth under “Risk Factors.”

The foregoing factors should not be construed as exhaustive. We urge you to read this prospectus, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All forward-looking statements are expressly qualified in their entirety by the cautionary statements referred to in this section and contained elsewhere in this prospectus, including those set forth under “Risk Factors.” In light of these risks, our results could differ materially from the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our ordinary shares in this offering will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional ordinary shares from us in full), based on the assumed initial public offering price of $    per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to repay approximately $    million in aggregate principal amount of borrowings outstanding under the New USD Term Loan Facility and the New EUR Term Loan Facility. Any proceeds remaining thereafter will be used for general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present business plans and conditions as well as present market conditions. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

The amount of what, and timing of when, we spend for these purposes may vary significantly and will depend on several factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

As of June 30, 2026, we had $  and $  million in aggregate principal amount of borrowings outstanding under the New USD Term Loan Facility and the New EUR Term Loan Facility, respectively. Our borrowings under the New USD Term Loan Facility and the New EUR Term Loan Facility bear interest at an annual rate equal to SOFR + 3.25% and EURIBOR+3.50%, respectively. The New USD Term Loan Facility and the New EUR Term Loan Facility are scheduled to mature in February 2031. See “Description of Certain Indebtedness.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $    , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 ordinary shares in the number of ordinary shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $    , assuming an initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to potentially repay any indebtedness and, therefore, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your our ordinary shares to realize a return on your investment, and you may not be able to sell your ordinary shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and the Ownership of Our Ordinary Shares—We do not intend to pay dividends for the foreseeable future.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2026:

•	on an actual basis; and

•

on an as adjusted basis, to give effect to (i) the Reorganization that was completed between December 2025 and the effectiveness of the registration statement, (ii) the Share Split and (iii) the issuance and sale of    ordinary shares in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the anticipated uses of proceeds therefor as described under “Use of Proceeds.”

The information discussed below is illustrative only. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Share Capital and Memorandum and Articles of Association” and the combined consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2026
	Actual	As Adjusted(1)
	(in millions, except per share data)
Cash and cash equivalents	$268	$

Indebtedness(2):
Term Loan Facilities	3,559
Revolving Credit Facility	—
Senior Secured Notes	1,707
Floating Rate PIK Notes	522

Total debt, including current portion	$5,788

Net parent investment	$1,116
Shareholders’ equity:
Share Capital	$—	$
Issued Capital	—
Ordinary shares

Total shareholders’ equity	$1,116

Total capitalization	$6,904	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, issued share capital, total shareholders’ equity and total capitalization by approximately $    , assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of ordinary shares sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, issued share capital, total shareholders’ equity and total capitalization by approximately $    , assuming an initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	The indebtedness amounts exclude unamortized debt issuance costs.

The number of ordinary shares to be issued and outstanding after this offering is based on    of our ordinary shares issued and outstanding as of March 31, 2026, which gives effect to the issuance and sale of    ordinary shares in this offering, the Reorganization that was completed between December 2025 and the effectiveness of the registration statement and the Share Split, and excludes the impact of:

•

    ordinary shares reserved for issuance under the 2026 Plan, including approximately      ordinary shares issuable pursuant to options and     ordinary shares issuable pursuant to restricted stock units that we intend to grant to certain of our directors, executive officers and other employees in connection with this offering.

The financial statements and the related notes thereto included elsewhere in this prospectus, including the share and per share information, are presented only on a historical basis and therefore do not reflect the Share Split.

DILUTION

Information in this Dilution section reflects a     -for-1 subdivision of our ordinary shares to occur after the effectiveness of the registration statement of which this prospectus forms a part and prior to the closing of this offering.

If you invest in our ordinary shares in this offering, your ownership interest in our company will be diluted to the extent of the difference between the initial public offering price per ordinary share and the net tangible book value per ordinary share after this offering. Dilution occurs because the per share offering price of the ordinary shares is higher than the net tangible book value per share attributable to our existing shareholders.

Our net tangible book value as of     , 2026 was $     per ordinary share. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets and dividing the result by the total number of ordinary shares issued and outstanding, which includes the Reorganization that was completed between December 2025 and the effectiveness of the registration statement (after giving effect to the Share Split as noted above).

After giving effect to the adjustments described in our pro forma net tangible book value as of     , 2026, our pro forma net tangible book value was $    million, or $     per ordinary share. Pro forma net tangible book value represents the net tangible book value after giving effect to these adjustments.

After the sale of ordinary shares in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of     , 2026 would have been $    million, or $    per ordinary share. This represents an immediate increase in net tangible book value of $    per ordinary share to our existing shareholders and a dilution of $    per ordinary share to new investors purchasing ordinary shares in this offering. Dilution is calculated by subtracting the net tangible book value per ordinary share after this offering from the amount of cash that a new investor pays for an ordinary share.

The following table illustrates this dilution on a per ordinary share basis:

Assumed initial public offering price per ordinary share		$
Net tangible book value per ordinary share	$
Increase in pro forma net tangible book value per ordinary share attributable to this offering	$

Pro forma as adjusted net tangible book value per ordinary share		$

Dilution in pro forma net tangible book value per ordinary share to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per ordinary share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would not affect the pro forma net tangible book deficit or the pro forma net tangible book deficit per ordinary share, but it would increase (decrease) dilution in pro forma net tangible book value (deficit) per ordinary share to new investors purchasing ordinary shares in this offering by $1.00. Each increase (decrease) of 1,000,000 shares from the expected number of ordinary shares to be sold by us in this offering would increase (decrease) dilution in pro forma net tangible book value (deficit) per ordinary share to new investors purchasing ordinary shares in this offering by $    .

If the underwriters exercise in full their option to purchase additional ordinary shares, the pro forma net tangible book value per ordinary share after the offering would be $     per ordinary share, the increase in pro forma net tangible book value per ordinary share to existing shareholders would be $     per ordinary share and the dilution in pro forma net tangible book value to new investors would be $     per ordinary share, in each case, assuming an initial public offering price of $     per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes, on the pro forma basis described above as of immediately following the completion of this offering, the difference between our existing shareholders and new investors purchasing ordinary shares in this offering with respect to the aggregate number of ordinary shares purchased from us, the total consideration and the average price per ordinary shares paid to us, based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased			Total Consideration			Average Price Per Ordinary Share
	Number	Percent		Amount	Percent
Existing shareholders before this offering			%	$		%	$
New investors participating in this offering

Total		100%		$	100%		$

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $    per ordinary share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, and average price per ordinary share paid by all shareholders by $    million, $    million, and $    per ordinary share, respectively.

Assuming the initial public offering price per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, remains the same, an increase (decrease) of 1,000,000 shares from the expected number of ordinary shares to be sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, and average price per ordinary share paid by all shareholders by $    million, $    million, and $    per ordinary share, respectively.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. In addition, to the extent we issue any additional share options or warrants or any outstanding share options are exercised, or if we issue any other securities or convertible debt in the future, investors will experience further dilution.

The number of ordinary shares to be issued and outstanding after this offering is based on    of our ordinary shares issued and outstanding as of    , 2026, which gives effect to the issuance and sale of    ordinary shares in this offering, the Reorganization that was completed between December 2025 and the effectiveness of the registration statement and the Share Split, and excludes:

•

    ordinary shares reserved for issuance under our 2026 Plan, including approximately      ordinary shares issuable pursuant to options and     ordinary shares issuable pursuant to restricted stock units that we intend to grant to certain of our directors, executive officers and other employees in connection with this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The statements in this discussion contain forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” or in other sections of this prospectus. The information in this section does not give effect to the Share Split.

Overview

We are one of the largest independent convenience retailers, with leading positions in highly attractive markets. We exist to serve the needs of our customers, and we invest in what matters to them, offering a broad range of great value, high quality products with a focus on convenience and excellent customer service. We benefit from strong regional presence and density in key geographies, including the Northeast in the United States, and Germany and Benelux in Europe. Our position is supported by strategically located high-volume sites, attractive underlying real estate, curated in-store offerings and a growing Foodservice offering that we believe provides a meaningful opportunity for future revenue and margin growth and contributes to a balanced gross profit mix across our fuel and in-store offerings.

In the United States, the Cumberland Farms brand maintains a strong position in the high-density Northeast region, complemented by our other regional brands. We plan to selectively rebrand sites within our portfolio to expand the Cumberland Farms footprint and create a more consistent brand identity. In Europe, we operate primarily through a partnership model, working with established brands across fuel, foodservice, grocery, and merchandise through brand partnerships and franchises. We have a strong competitive position in our European markets which are characterized by scarcity of quality sites and a regulatory environment that discourages new supply, complementing our scale and operational consistency.

We operate a flexible operating model that includes COCO sites, CONCO sites and Other sites. In the United States, foodservice is anchored by proprietary Farmhouse brand dispensed coffee and other dispensed beverage programs and is complemented by our emerging partnership with Krispy Krunchy Chicken, which we believe provides meaningful room for future foodservice growth. In Europe, our foodservice offering is broader and is driven by both established global brand partnerships and our own brand Go Fresh. Outside the store, as mobility needs evolve, we continue to expand both traditional fuel and, where economically appropriate, EV-charging, alongside a growing loyalty platform. Our priorities include strengthening same-store sales and fuel volumes, expanding foodservice and alternative fuels, improving operational efficiency, and pursuing disciplined long-term value creation, with a near-term focus on deleveraging. To drive growth going forward we are evaluating our portfolio for opportunities to rebrand banners to Cumberland Farms and uplift the quality of our locations to drive consumer traffic.

Recent Financial Performance

We have leveraged a combination of organic growth, disciplined portfolio optimization, operational execution and selected investments in our business to drive our financial performance. Our geographic market spread and diversification by product has also increased our financial resilience and performance in different market conditions.

For the three months ended March 31, 2026, we had net loss of $95 million and Adjusted EBITDA of $137 million. We had a gross profit mix of Fuel (50%), Grocery & Merchandise (31%), Foodservice (10%) and

Other (9%) based on gross profit for the first quarter of 2026. For the first quarter of 2026 compared to the first quarter of 2025, we achieved the following financial results:

•

Total fuel gallons totaled 631 million in the first quarter of 2026 and 646 million in the first quarter of 2025. Fuel gross profit was $324 million and fuel margin was 51.3 cents per gallon in the first quarter of 2026. Fuel gross profit increased 27% from $255 million in the first quarter of 2025 and fuel margin increased 11.8 cents per gallon during the same period.

•

Grocery & Merchandise revenue totaled $747 million in the first quarter of 2026 and $723 million in the first quarter of 2025. Grocery & Merchandise gross profit was $204 million in the first quarter of 2026. Grocery & Merchandise gross profit margin was flat from 27.2% in the first quarter of 2025 to 27.3% in the first quarter of 2026.

•

Foodservice revenue totaled $139 million in the first quarter of 2025 and $142 million in the first quarter of 2026. Foodservice gross profit was $66 million in the first quarter while Foodservice gross profit margin was 50.4% in the first quarter of 2025 and 46.5% in the first quarter of 2026.

•	Total gross profit was $579 million in the first quarter of 2025 and $652 million in the first quarter of 2026, representing an increase of 13%.

•	Loss before income taxes was $103 million in the first quarter of 2026 as compared to income before income taxes of $4 million in the first quarter of 2025.

•	Adjusted EBITDA was $137 million in the first quarter of 2026 and $102 million in the first quarter of 2025, representing an increase of 34%.

For the year ended December 31, 2025, we had net loss from continuing operations of $145 million and Adjusted EBITDA of $693 million. We had a balanced gross profit mix of Fuel (45%), Grocery & Merchandise (34%), Foodservice (12%) and Other (9%) based on gross profit for fiscal year 2025. From fiscal year 2023 to fiscal year 2025, we achieved the following financial results:

•

Total fuel gallons totaled 2.76 billion in fiscal 2025, 2.84 billion in fiscal 2024 and 2.94 billion in fiscal 2023. Fuel gross profit was $1,208 million and fuel margin was 43.8 cents per gallon in fiscal 2025. Fuel gross profit decreased 4% from $1,252 million in fiscal 2024 and fuel margin decreased 0.3 cents per gallon during the same period. Fuel gross profit remained relatively flat from $1,261 million in fiscal 2023 to $1,252 million in fiscal 2024, with fuel margin increasing 1.2 cents per gallon during the same period.

•

Grocery & Merchandise revenue decreased from $3,432 million in fiscal 2023 to $3,316 million in fiscal 2024 and $3,296 million in fiscal 2025, representing a decline of 3% and 1%, respectively. Grocery & Merchandise gross profit was $914 million in fiscal year 2023, $936 million in fiscal year 2024 and $914 million in fiscal 2025. Grocery & Merchandise gross profit margin increased from 26.6% in fiscal 2023 to 28.2% in fiscal 2024, with a decrease to 27.7% in fiscal 2025.

•

Foodservice revenue was $646 million in fiscal 2023, $639 million in fiscal 2024 and $646 million in fiscal 2025. Foodservice gross profit was $318 million in fiscal 2023, $342 million in fiscal 2024 and $323 million in fiscal 2025. Foodservice gross profit margin increased from 49.2% in fiscal 2023 to 53.5% in fiscal 2024, with a decrease to 50.0% in fiscal 2025.

•

Total gross profit was $2,704 million in fiscal 2023, $2,746 million in fiscal 2024 and $2,675 million in fiscal 2025, representing an increase of 2% from fiscal 2023 to fiscal 2024 and a decrease of 3% from fiscal 2024 to fiscal 2025.

•

Income from continuing operations before income taxes was $437 million in fiscal 2023 as compared to a loss from continuing operations before income taxes of $239 million in fiscal 2024 and $205 million in fiscal 2025

•

Adjusted EBITDA was $682 million in fiscal 2023, $731 million in fiscal 2024 and $693 million in fiscal 2025, representing an increase of 7% from fiscal 2023 to 2024 and a decrease of 5% from fiscal 2024 to fiscal 2025.

Key Performance Indicators

Store Count by Operating Model

Store count by operating model reflects the number of stores by region operated by our various models, COCO, CONCO and Other. The following table shows stores operating, acquired, opened and sold or closed during the period presented under each model during the period presented:

	U.S.		Europe			Total
Type of Site	COCO	CONCO	COCO	CONCO	Other	COCO	CONCO	Other
Number of Sites, as of December 31, 2023	1,514	61	729	532	566	2,243	593	566
Openings / New to Industry	—	—	1	2	14	1	2	14
Movement (COCO to CONCO)	(2)	2	—	—	—	(2)	2	—
Closure / Disposals	112	—	4	12	29	116	12	29

Number of Sites, as of December 31, 2024	1,400	63	726	522	551	2,126	585	551
Openings / New to Industry	10	—	1	3	7	11	3	7
Closure / Disposals	9	—	21	5	2	30	5	2

Number of Sites, as of December 31, 2025	1,401	63	706	520	556	2,107	583	556
Openings / New to Industry	—	—	8	1	—	8	1	—
Closure / Disposals	1	—	—	7	5	1	7	5

Number of Sites, as of March 31, 2026	1,400	63	714	514	551	2,114	577	551

We continuously evaluate our store portfolio to ensure alignment with our long-term strategic, operational and financial objectives. Our evaluation framework considers a range of factors, including:

•	Sustained site-level financial performance relative to internal benchmarks for sales, margin and EBITDA contribution

•	Forward-looking returns relative to required capital investment, including rebrand, refresh, compliance and foodservice-related expenditures

•	Local market conditions such as competitive intensity, traffic patterns and customer demand trends

•	Strategic fit within our targeted geographic footprint and long-term operating model

•	Asset-level considerations, including lease economics, underlying real estate value and alternative disposition opportunities.

Based on this framework, we may close or divest sites that are underperforming, capital inefficient or no longer aligned with our long-term strategy. The number of closures and disposals in fiscal 2024 reflects deliberate portfolio optimization actions, consistent with the framework applied to our store portfolio management. During fiscal 2023 and fiscal 2024, we divested approximately 112 U.S. locations, consisting of a combination of surplus properties, underperforming stores, and broader market exits. These actions were part of a strategic effort undertaken in fiscal 2023 and fiscal 2024 to streamline our U.S. geographic footprint and focus on core, higher-return markets. As a result, we reduced our U.S. operating footprint from approximately 32 states to 24 states. During fiscal 2025, we closed or divested 37 individual sites in continuation of our strategic effort to focus on core, higher-return markets. During the three months ended March 31, 2026, we closed 13 individual sites as they did not meet our performance or return thresholds. These actions were undertaken alongside continued new-store openings and the acquisition of additional sites, supporting disciplined capital allocation and the redeployment of capital toward higher-return organic and inorganic growth opportunities.

Same Store Sales Comparison

The table below reflects the changes in Fuel gallons and total inside sales, which encompasses both Grocery & Merchandise and Foodservice sales, year-over-year for the same-store base. We define the same store sales (“SSS”) metric as the total sales increase (or decrease) for stores open during the full time of the periods being presented. For all periods presented, the store must have been open for the entire period to be included in the comparison. Remodeled stores that remained open or were closed for just a very brief time (less than a month) during the period being compared remain in the same store sales calculation. If a store is replaced either at the same location (raze-and-rebuild) or relocated to a new location, it will be excluded from the calculation during the period it is out of service. Newly constructed stores do not enter the calculation until they are open for each full calendar year for the periods being compared (open by January 1, 2024, for the stores being compared in the 2025 versus 2024 comparison). Acquired stores are not included in the calculation of same stores for the first 12 months after the acquisition. When prior period SSS volumes or sales are presented, they have not been revised for current year activity for raze-and-rebuilds, asset acquisitions and asset dispositions. This measure highlights the performance of existing stores, while excluding the impact of new store openings and closures as well as acquisitions and divestitures.

	For the Three Months Ended March 31,				For the Year Ended December 31,
	Amount	% Change	Amount	% Change	Amount	% Change	Amount	% Change
	2026(1)		2025(1)		2025 (1)		2024 (1)
	(in millions)
Same Store Sales Comparison by Category:
U.S. Fuel Gallons	333	1.0%	317	(6.6%)	1,383	(1.2%)	1,410	(2.1%)
Europe Fuel Gallons	239	(6.6%)	254	0.2%	1,062	(1.0%)	1,079	0.3%

Total Fuel Gallons	572	(2.3%)	571	(3.8%)	2,445	(1.1%)	2,489	(1.1%)

U.S. Inside Sales	$599	(0.2%)	$600	(5.1%)	$2,695	(1.7%)	$2,754	(2.8%)
Europe Inside Sales(2)	249	0.6%	257	7.8%	1,132	4.8%	1,088	10.3%

Total Inside Sales	$848	—%	$857	(1.6%)	$3,827	0.2%	$3,842	0.6%

(1)

Absolute same store sales values may not be directly comparable year-on-year due to changes in the qualifying store population. Same store sales are defined as sites that have been open for the full calendar year or quarter in both comparative periods. As sites are added to or removed from our portfolio over time, the underlying comparable store base changes, impacting the absolute values presented.

(2)	Same Stores Sales for Europe is calculated in local currency, as converted into U.S. dollars. The presented percentage change however is calculated at the local currency level.

Fuel Volume

Fuel volume represents the total number of gallons of fuel sold in a given period. Fuel volume allows management to assess fuel demand and traffic to our stores based on the sale of fuel. We report our Fuel results on a regional basis to measure the performance of our business in the U.S. and European markets.

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
			(in millions)
Volume (Gallons)
U.S.	339	335	1,460	1,513	1,616
Europe	292	311	1,301	1,324	1,324

Total	631	646	2,761	2,837	2,940

Fuel Revenue, Gross Profit and Margin

Fuel gross profit represents the fuel sales during the relevant period less the cost of goods sold for fuel during the same period. Measuring fuel gross profit, including margins on the cents per gallon basis, allows our management to analyze the interplay between gallons sold and the overall fuel gross profit. We report our Fuel results on a regional basis to measure the performance of our business in the U.S. and European markets.

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
	(in millions)
Fuel Revenue
U.S.	$1,093	$1,053	$4,577	$5,110	$5,812
Europe	1,875	1,692	7,290	7,445	7,739

Total	$2,968	$2,745	$11,867	$12,555	$13,551
Fuel Cost of Goods Sold
U.S.	$(919)	$(899)	$(3,876)	$(4,359)	$(4,989)
Europe	(1,725)	(1,591)	(6,783)	(6,944)	(7,301)

Total	$(2,644)	$(2,490)	$(10,659)	$(11,303)	$(12,290)
Fuel Gross Profit
U.S.	$174	$154	$701	$751	$823
Europe	150	101	507	501	438

Total	$324	$255	$1,208	$1,252	$1,261
Fuel Margin (cents per gallon)(1)
U.S.	51.3	46.0	48.0	49.6	50.9
Europe	51.5	32.5	39.0	37.8	33.1
Total	51.3	39.5	43.8	44.1	42.9

(1)	Our Fuel gross margin is calculated as Fuel gross profit over Fuel volume, or cents per gallon.

Grocery & Merchandise

Grocery & Merchandise Revenue

Grocery & Merchandise revenue represents revenue generated by our Grocery & Merchandise category which consists of sales of packaged food and beverage, tobacco products, toiletries, household items and other non-fuel, non-prepared food items.

Grocery & Merchandise Gross Profit and Margin

Grocery & Merchandise gross profit consists of revenue less the cost of goods sold. This measure is useful for management to evaluate the underlying performance of our Grocery & Merchandise operations.

Grocery & Merchandise gross margin consists of Grocery & Merchandise gross profit divided by Grocery & Merchandise revenue. Grocery & Merchandise gross margin is used by management to evaluate how efficiently our Grocery & Merchandise operations generate gross profit for each dollar of revenue.

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
			(in millions)
Grocery & Merchandise Revenue (1)
U.S.	$530	$523	$2,353	$2,442	$2,647
Europe	217	200	943	874	785

Total	$747	$723	$3,296	$3,316	$3,432
Grocery & Merchandise Cost of Goods Sold (1)
U.S.	$(376)	$(371)	$(1,656)	$(1,710)	$(1,925)
Europe	(167)	(155)	(726)	(670)	(593)

Total	$(543)	$(526)	$(2,382)	$(2,380)	$(2,518)
Grocery & Merchandise Gross Profit (1)
U.S.	$154	$152	$697	$732	$722
Europe	50	45	217	204	192

Total	$204	$197	$914	$936	$914
Grocery & Merchandise Gross Margin (1)
U.S.	29.1%	29.1%	29.6%	30.0%	27.3%
Europe	22.9%	22.5%	23.0%	23.3%	24.5%
Total	27.3%	27.2%	27.7%	28.2%	26.6%

(1)

During fiscal year 2025, the Company revised the presentation of its revenue and cost of goods sold category classifications to align with corresponding revisions made within its internal management reporting. As a result, certain prior-period amounts have been reclassified to conform to the fiscal year 2025 presentation.

These reclassifications relate to the reallocation of dispensed beverages and commissary products previously included in Grocery & Merchandise to Foodservice. The reclassifications did not change total revenues, income from operations, net (loss) income, or (loss) earnings per share for the periods presented.

Foodservice

Foodservice Revenue

Foodservice revenue represents revenue generated by our Foodservice category which consists of prepared food, ready-to-eat meals, bakery items, as well as hot, cold and frozen dispensed beverages.

Foodservice Gross Profit and Margin

Foodservice gross profit consists of revenue less the cost of goods sold. This measure is useful for management to evaluate the underlying performance of our Foodservice operations. Foodservice gross margin consists of Foodservice gross profit divided by Foodservice revenue. Foodservice gross margin is used by management to evaluate how efficiently our Foodservice operations generate gross profit for each dollar of revenue.

	Three months ended March 31,		Year Ended December 31,
	2026	2025	2025	2024	2023
			(in millions)
Foodservice Revenue (1)
U.S.	78	$85	$379	$396	$404
Europe	64	54	267	243	242

Total	$142	$139	$646	$639	$646
Foodservice Cost of Goods Sold (1)
U.S.	$(53)	$(50)	$(226)	$(212)	$(242)
Europe	(23)	(19)	(97)	(85)	(86)

Total	$(76)	$(69)	$(323)	$(297)	$(328)
Foodservice Gross Profit (1)
U.S.	$25	$35	$153	$184	$162
Europe	41	35	170	158	156

Total	$66	$70	$323	$342	$318
Foodservice Gross Margin (1)
U.S.	32.1%	41.2%	40.4%	46.5%	40.1%
Europe	64.1%	64.8%	63.7%	65.0%	64.5%
Total	46.5%	50.4%	50.0%	53.5%	49.2%

(1)

During fiscal year 2025, the Company revised the presentation of its revenue and cost of goods sold category classifications to align with corresponding revisions made within its internal management reporting. As a result, certain prior-period amounts have been reclassified to conform to the fiscal year 2025 presentation.

These reclassifications relate to the reallocation of dispensed beverages and commissary products previously included in Grocery & Merchandise to Foodservice. The reclassifications did not change total revenues, income from operations, net (loss) income, or (loss) earnings per share for the periods presented.

For discussion and analysis on the period over period changes for revenue and gross profit for our Fuel, Grocery & Merchandise and Foodservice operations for the three months ended March 31, 2026 as compared to the three months ended March 31, 2025, the year ended December 31, 2025 compared to the year ended December 31, 2024 and the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to “—Results of Operations” below.

Non-GAAP Measures

EBITDA and Adjusted EBITDA

The following table sets forth the Company’s EBITDA and Adjusted EBITDA for the three months ended March 31, 2026 and 2025 and years ended December 31, 2025, 2024 and 2023. EBITDA means net (loss) income plus interest income from loans with Parent, other interest income, interest expense and depreciation and amortization. Adjusted EBITDA is defined EBITDA adjusted for other non-cash items, including impairment costs, as well as other items that management does not consider to be meaningful in assessing our operating performance (e.g., certain litigation costs, restructuring costs, pre-IPO professional costs, transaction costs primarily related to divestitures, and foreign exchange gains (losses), non-cash share of profit from joint ventures and associates and net gain on disposal). EBITDA and Adjusted EBITDA are not measures that are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The reconciliation of net (loss) income to EBITDA and Adjusted EBITDA is as follows:

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2026	2025	2025	2024	2023
			(in millions)
Net (loss) income from continuing operations before income taxes	$(103)	$4	$(205)	$(239)	$437
Interest income from loans with parent	(33)	(32)	(127)	(120)	(95)
Other interest income	(3)	(2)	(5)	(14)	(27)
Interest expense	168	162	668	773	853
Depreciation and amortization	65	65	260	228	301

EBITDA	94	197	591	628	1,469

Impairment(1)	—	—	185	120	118
Litigation (income) costs(2)	(12)	—	4	—	—
Restructuring costs(3)	—	6	41	2	—
Pre-IPO professional costs(4)	4	—	16	—	—
Transaction costs(5)	—	1	12	6	24
Foreign exchange (gains) losses(6)	51	(102)	(152)	8	(206)
Share of profit from joint ventures and associates(7)	—	—	(2)	(1)	(1)
Net gain on disposal(8)	—	—	(2)	(32)	(916)
Initial expected credit loss on contingent guarantee liability(9)	—	—	—	—	194

Adjusted EBITDA	$137	$102	$693	$731	$682

(1)	Relates primarily to the non-cash loss from impairment charges on property and equipment and right-of-use assets related to underperforming sites.
(2)

During the three months ended March 31, 2026, income reflects gains recognized from a legal settlement related to a historic legal matter in the United States. During the year ended December 31, 2025, relates to legal expenses and settlements related to a historic legal matter in Europe that pre-dates our acquisition and ownership.

(3)

For fiscal 2025, primarily relates to strategic cost reduction initiatives executed upon CEO change in April 2025. This includes (i) $33 million in restructuring-related severance costs associated with a strategic shift in our operating model and (ii) $8 million of termination costs associated with a strategy consultant.

(4)	Relates to third-party professional fees related to the planned IPO.
(5)	Relates primarily to legal and professional fees that are directly attributable to executed and potential divestitures.
(6)

Relates to the impact of foreign exchange (gains) and losses. Foreign exchange gains and losses can vary significantly period-to-period, largely due to the impact of the changes in foreign denominated third-party debt and are not reflective of our underlying operations.

(7)	Relates to the non-cash share of our profit from joint ventures and associates for which we are not in direct operational control.
(8)

Relates to the impact of our net gain on disposal attributable to divestitures during the years ended December 31, 2025 and 2024 and primarily attributable to the impact of our sale leaseback transaction during the year ended December 31, 2023.

(9)	Relates to the initial expected credit loss on our contingent guarantee liability, which relates to our sale and leaseback transaction which we entered into during the year ended December 31, 2023.

Components of our Result of Operations

Revenue

We generate revenue through three primary categories of products and services to our customers: Fuel, Grocery & Merchandise and Foodservice. We also provide ancillary services, such as car washes, lottery ticket sales and ATMs, through our retail operations which are recognized within “other” when we describe our revenue streams.

Further, we have a mix of COCO, CONCO and Other Sites operating models. The recognition of revenue and costs vary depending on the type of model:

•

Under the COCO model, our revenue reflects the income earned from sales of our Fuel, Grocery & Merchandise and Foodservice products and ancillary services and our cost of goods sold reflects the cost of our Fuel, Grocery & Merchandise and Foodservice products and ancillary services. Under the COCO model, we are also responsible for operating costs associated with the management of the site.

•

Under the CONCO model, the dealer, franchisee or retailer is responsible for all non-fuel operations, as well as operating costs associated with the management of the site, where we are responsible for any capital and maintenance costs associated with the fuel equipment and, in some instances, we have a supply arrangement for fuel sales and inventory. Under a supply arrangement, fuel revenue from the site reflects the income received from the sale of fuel products to the end customer. A commission on fuel sales is payable by us to the dealer. Under a non-supply arrangement, fuel revenue from the site reflects income received from the sale of fuel products to the dealer at a predetermined price. For certain of our dealer operated sites, we receive a commission on Grocery & Merchandise products sold by the dealer to the end customer. Fuel revenue from retailer operated sites reflects the income received from the sale of fuel products to the end customer. A commission on fuel sales is also payable by us to the retailer. The retailer also pays rent to us, which is recorded as within “other” when we describe our revenue streams.

•

Other Sites are owned and operated by a third party who has full responsibility for the performance and maintenance of the site. Fuel revenue under a supply arrangement and under a non-supply arrangement follows the same patterns described under the CONCO model for dealers, with commission on fuel sales also payable by us to the dealer. For Other Sites, we may also use authorized distributors to resell fuel through their own sites. In these arrangements, fuel revenue reflects income received from the sale of fuel to the distributor.

For further information about our revenue recognition and the types of revenue arrangements we enter into, refer to Note 2, Summary of Significant Accounting Policies, within the notes to our combined consolidated financial statements, included elsewhere in this prospectus.

Cost of Goods Sold

Cost of goods sold represents direct costs incurred in the sale of goods and services including, among other things, commissions paid to dealers, the purchase and delivery costs of Fuel, Grocery & Merchandise and Foodservice products supplied to our customers.

Further, we operate a number of brands under franchise agreements across our jurisdictions. Costs paid to franchise owners are presented within cost of goods sold and are calculated as a percentage of gross revenue.

Operating Expenses

Our operating costs include:

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses represent the central and regional overhead costs of the business, such as the cost of our head office functions, including those of our IT, finance and human resource functions, utilities and transaction costs related to acquisitions.

Depreciation and Amortization

Depreciation and amortization includes the depreciation of plant, property and equipment and amortization of definite-lived intangible assets.

Impairment Charges

Impairment charges represents impairment losses on our long-lived assets, primarily including property, plant and equipment, operating lease right-of-use (“ROU”) assets, intangible assets and goodwill.

Net Gain on Disposal

Gain or loss on disposal is calculated as the difference between the net proceeds received from a disposal and the carrying value of the net assets being disposed of. During the years ended December 31, 2025, 2024 and 2023, we entered into various transactions that resulted in a net gain on disposal in each period, including the disposal of underperforming stores in the years ended December 31, 2025, 2024 and 2023 and a sale and leaseback transaction in the year ended December 31, 2023. Where material, these transactions are further discussed below.

Interest Income

Interest Income from loans with Parent

Interest income from loans with Parent consists of interest earned on an outstanding loan with the Parent.

Other Interest Income

Other interest income primarily consists of interest earned on our cash equivalents.

Interest Expense

Interest expense primarily consists of interest on our third-party debt obligations, including the amortization of debt discount and financing fees.

Other Income, Net

Other income, net primarily consists of gains and losses resulting from the remeasurement of our foreign denominated third-party debt, changes in the expected credit loss of our contingent guarantee liability, as well as other non-operating costs.

Income Tax Expense

We, through our subsidiaries, operate in the U.K., U.S. and various other foreign jurisdictions. The operations included in our combined consolidated financial statements have historically been included in the corporate income tax returns filed in the respective jurisdictions including group relief in the U.K. with companies that are not included in the combined consolidated financial statements. The provision for income taxes and related balance sheet accounts reflected in the accompanying combined consolidated financial statements are based on the separate return method that is systematic, rational, and consistent with the asset and liability approach under ASC 740, Accounting for Income Taxes. The separate return method represents a hypothetical income tax computation assuming we historically operated as a standalone taxable company filing domestic and foreign tax returns. Accordingly, the reported provision for income taxes and the related balance sheet account balances may not equal the amounts that would have been allocable to us under applicable domestic and foreign tax laws.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

We recognize interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying combined consolidated statement of income and comprehensive income. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when we intend to settle our current tax assets and liabilities on a net basis.

Discontinued operations

During the year ended December 31, 2023, following a strategic decision to deleverage our combined consolidated balance sheets, we completed the sale of the majority of our U.K. Fuel, Grocery & Merchandise and Foodservice business to Asda Stores Limited (“Asda”) (the transaction, the “Asda Disposal”). The sale was completed for total consideration of $2,466 million.

As the disposal represented a strategic shift that had a major effect on our operations and financial results, we determined that the Asda Disposal met the criteria for discontinued operations. Accordingly, the Asda Disposal is presented as discontinued operations in our combined consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2023, as included elsewhere in this prospectus.

Results of Operations

Comparison of the Three Months Ended March 31, 2026 and 2025

The following table sets forth our combined consolidated statements of operations data for the three months ended March 31, 2026 and 2025:

	For the Three Months Ended March 31,		Change
(in millions)	2026	2025	$	%
Revenue	$3,988	$3,728	$260	7%
Cost of goods sold	(3,336)	(3,149)	(187)	6%

Gross profit	652	579	73	13%
Operating expenses:
Selling, general and administrative	518	489	29	6%
Depreciation and amortization	65	65	—	—%
Gain on disposal	(1)	—	(1)	n/a

Total operating expenses	582	554	$28	5%

	For the Three Months Ended March 31,		Change
(in millions)	2026	2025	$	%
Income from operations	70	25	45	180%
Interest income from loans with Parent	33	32	1	3%
Other interest income	3	2	1	50%
Interest expense	(168)	(162)	(6)	4%
Other (expense) income, net	(41)	107	(148)	(138)%

(Loss) income before income taxes	(103)	4	(107)	N/M
Income tax (benefit) expense	(8)	1	(9)	N/M

Net (loss) income	$(95)	$3	$(98)	N/M

N/M – Percentage change not meaningful

Revenue and Gross Profit

(in millions)	For the Three Months Ended March 31,		Change
	2026	2025	$	%
Revenue:
Fuel	$2,968	$2,745	$223	8%
Grocery & Merchandise	747	723	24	3%
Foodservice	142	139	3	2%
Other	131	121	10	8%

Total revenue	$3,988	$3,728	$260	7%

(in millions)	For the Three Months Ended March 31,		Change
	2026	2025	$	%
Gross profit:
Fuel	$324	$255	$69	27%
Grocery & Merchandise	204	197	7	4%
Foodservice	66	70	(4)	(6)%
Other	58	57	1	2%

Total gross profit	$652	$579	$73	13%

Fuel. Fuel volume decreased by 15 million gallons, or 2%, to 631 million for the three months ended March 31, 2026, as compared to 646 million for the three months ended March 31, 2025 and Fuel gross profit increased by $69 million, or 27%, to $324 million for the three months ended March 31, 2026, as compared to $255 million for the three months ended March 31, 2025. The decrease in Fuel volume was attributable to a decline in market demand in Europe, while the increase in Fuel gross profit was primarily driven by disciplined pricing and favorable market dynamics, which resulted in higher cents per gallon, increasing by 5.4 and 19.0 in the U.S. and Europe, respectively.

Grocery & Merchandise. Grocery & Merchandise revenue increased by $24 million, or 3%, to $747 million for the three months ended March 31, 2026, as compared to $723 million for the three months ended March 31, 2025, primarily driven by a $17 million increase in revenue within our European segment. This $17 million increase was largely attributable to the impact of foreign exchange rates as well as the rebranding of a number of our sites in Germany which continued to outperform expectations and resulted in a $9 million increase in revenue. The U.S. also saw increases in revenue, which was directly attributable to improved customer engagement and higher basket-spend from SmartRewards customers. Grocery & Merchandise gross margin was relatively flat at 27.3% for the three months ended March 31, 2026 as compared to 27.2% for the three months ended March 31, 2025, with no significant individual drivers.

Foodservice. While total Foodservice revenue was relatively flat at $142 million for the three months ended March 31, 2026, as compared to $139 million for the three months ended March 31, 2025, Foodservice revenue within Europe increased by $10 million, as compared to a decrease of Foodservice revenue in the U.S. of $7 million. The increase of Foodservice revenue in Europe was primarily attributable to targeted promotions within both Germany and Benelux, which contributed to a $10 million increase in revenue. The decrease in Foodservice revenue in the U.S. was primarily due to our investment in dispensed beverage loyalty programs in the form of increased discounts and promotions, which had an adverse impact on revenue of approximately $6 million during the three months ended March 31, 2026.

Foodservice gross margin decreased to 46.5% for the three months ended March 31, 2026 as compared to 50.4% for the three months ended March 31, 2025, with the decline in U.S. revenue as the primary driver. This decrease in Food service gross margin is largely due to our investment in dispensed beverage loyalty programs in the U.S., as discussed above.

Refer to “—Segment Results” below for further discussion of the results of our U.S. and European segments.

Operating Expenses

Our operating expenses consist of (i) selling, general and administrative, (ii) depreciation and amortization, (iii) impairment charges and (iv) net gain on disposals. The following table sets forth a breakdown of our operating expenses:

(in millions)	For the Three Months Ended March 31,		Change
	2026	2025	$	%
Operating expenses:
Selling, general and administrative	$518	489	$29	6%
Depreciation and amortization	65	65	—	—%
Net gain on disposal	(1)	—	(1)	n/a

Total operating expenses	$582	$554	$28	5%

Selling, general and administrative. Selling, general and administrative expense increased by $29 million, or 6%, to $518 million for the three months ended March 31, 2026, as compared to $489 million for the three months ended March 31, 2025. The increase of $29 million was primarily driven by an increase in labor costs of $17 million and overhead costs of $12 million, largely due to increases in people costs following national minimum wage increases in Europe and inflationary increases in other costs.

Depreciation and amortization. Depreciation and amortization was flat at $65 million for three months ended March 31, 2026, as compared to $65 million for the three months ended March 31, 2025, with no material drivers.

Non-Operating Income (Expense)

Interest income from loans with Parent

Interest income from loans with Parent was relatively flat at $33 million for the three months ended March 31, 2026, as compared to $32 million for the three months ended March 31, 2025. The increase of $1 million was primarily driven by a larger base of principal for the three months ended March 31, 2026, as compared to the prior period.

Other interest income

Other interest income was $3 million for the three months ended March 31, 2026, as compared to $2 million for the three months ended March 31, 2025. The increase of $1 million was driven by a slightly lower balance of investments in money market funds for the three months ended March 31, 2026 as compared to the prior period.

Interest expense

Interest expense was relatively flat $168 million for the three months ended March 31, 2026, as compared to $162 million for the three months ended March 31, 2025. The increase of $6 million was primarily driven by partial extinguishment charges related to debt issuance costs incurred in connection with the 2025 Refinancing, which more than offset the benefits from lower interest rates resulting from the 2024 and the 2025 Refinancing. Both the 2024 Refinancing and 2025 Refinancing are further discussed in the “—Indebtedness” section below.

Other income, net

Other income, net of $41 million for three months ended March 31, 2026 was primarily driven by $51 million in net foreign exchange loss, offset by a $10 million change in the expected credit loss on our contingent guarantee liability. Other income, net of $107 million for the three months ended March 31, 2025 was primarily driven by a $102 million net foreign exchange gain and a $5 million change in the expected credit loss on our contingent guarantee liability.

Income tax (benefit) expense

The income tax benefit was $8 million for the three months ended March 31, 2026, as compared to income tax expense of $1 million for the three months ended March 31, 2025. The income tax benefit of $8 million for the three months ended March 31, 2026 was primarily driven by pretax losses and an increase in the valuation allowance of $12 million, largely attributable to losses in the U.K. not expected to be realized. The income tax expense of $1 million for the three months ended March 31, 2025 was primarily driven by an increase in the valuation allowance of $8 million, largely attributable to the losses in the U.K. not expected to be realized as well as other non-deductibles and foreign earnings taxed at rates different from the U.K. statutory rate.

The effective tax rate for the three months ended March 31, 2026 and 2025 was 7.5% and 37.4% for the corresponding prior-year period. The effective tax rate for the current-year periods differed from the U.K. statutory rate of 25% primarily due to state income taxes, foreign earnings taxed at rates different from the U.K. statutory rate, and mix of earnings across jurisdictions including valuation allowances for loss jurisdictions for which no benefit can be realized.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table sets forth our combined consolidated statements of operations data for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,		Change
(in millions)	2025	2024	$	%
Revenue	$16,343	$17,005	$(662)	(4%	)
Cost of goods sold	(13,668)	(14,259)	591	(4%	)

Gross profit	2,675	2,746	(71)	(3%	)
Operating expenses:
Selling, general and administrative	2,077	2,075	2	0%
Depreciation and amortization	260	228	32	14%
Impairment charges	185	120	65	54%
Net gain on disposal	(2)	(32)	30	(94%	)

Total operating expenses	2,520	2,391	129	5%

Income from operations	155	355	(200)	(56%	)
Interest income from loans with Parent	127	120	7	6%
Other interest income	5	14	(9)	(64%	)
Interest expense	(668)	(773)	105	(14%	)
Other income, net	176	45	131	291%

(Loss) income from continuing operations before income taxes	(205)	(239)	34	(14%	)
Income tax (benefit) expense	(60)	31	(91)	(294%	)

Net (loss) income from continuing operations	$(145)	$(270)	$125	(46%	)

Revenue and Gross Profit

	For the Year Ended December 31,		Change
(in millions)	2025	2024	$	%
Revenue:
Fuel	$11,867	$12,555	$(688)	(5%	)
Grocery & Merchandise (1)	3,296	3,316	(20)	(1%	)
Foodservice (1)	646	639	7	1%
Other	534	495	39	8%

Total revenue	$16,343	$17,005	$(662)	(4%	)

(in millions)	For the Year Ended December 31,		Change
Gross profit:	2025	2024	$	%
Fuel	$1,208	$1,252	$(44)	(4%	)
Grocery & Merchandise (1)	914	936	(22)	(2%	)
Foodservice (1)	323	342	(19)	(6%	)
Other	230	216	14	6%

Total gross profit	$2,675	$2,746	$(71)	(3%	)

(1)

During fiscal year 2025, the Company revised the presentation of its revenue and cost of goods sold category classifications to align with corresponding revisions made within its internal management reporting. As a result, certain prior-period amounts have been reclassified to conform to the fiscal year 2025 presentation.

These reclassifications relate to the reallocation of dispensed beverages and commissary products previously included in Grocery & Merchandise to Foodservice. The reclassifications did not change total revenues, income from operations, net (loss) income, or (loss) earnings per share for the periods presented.

Fuel. Fuel volume decreased by 76 million gallons, or 2.7%, to 2.76 billion for the year ended December 31, 2025, as compared to 2.84 billion for the year ended December 31, 2024 and Fuel gross profit decreased by $44 million, or 4%, to $1,208 million for the year ended December 31, 2025, as compared to $1,252 million for the year ended December 31, 2024. This decline in Fuel gross profit was primarily attributable to a 6.7% decrease within the U.S., largely driven by the strategic reset of the U.S. Fuel pricing model implemented during the year ended December 31, 2025, which reduced cents per gallon margins in the near-term in order to improve price competitiveness and support traffic recovery. This strategic reset contributed to a decrease of 0.3 cents per gallon, or 3.2% of the total 6.7% decrease in U.S. Fuel gross profit, with the remaining 3.5% attributable to a decline in Fuel volume. The decline in Fuel volume was primarily attributable to a decrease in market share during the first half of fiscal 2025, which began to recover during the second half of fiscal 2025 following our strategic pricing reset. In addition to improving volume trends in the second half of fiscal 2025, this pricing reset mitigated the overall impact to Fuel gross profit for the full-year. The decrease in U.S. Fuel gross profit was partially offset by a 1.2% increase in Fuel gross profit within our European segment, primarily driven by increased cents per gallon of 5.6c in Benelux due to favorable fuel cost trends.

Grocery & Merchandise. Grocery & Merchandise revenue was relatively flat at $3,296 million for the year ended December 31, 2025, as compared to $3,316 million for the year ended December 31, 2024, driven by (i) a $7.5 million increase in revenue within our European segment related to the rebranding of a number of our sites in Germany as well as a $47 million increase in tobacco sales in Benelux, which drove the majority of the increase in Grocery & Merchandise revenue in Europe, partially offset by (ii) a decrease in revenue in the U.S., attributable to delayed SNAP benefits during the U.S. government shutdown in the fourth quarter of 2025. Further, Grocery & Merchandise gross margin dropped slightly to 27.7% for the year ended December 31, 2025 as compared to 28.2% for the year ended December 31, 2024. The drop in Grocery & Merchandise gross margin was due to a 0.4% and 0.3% decline in the gross margin in the U.S. and Europe, respectively, with no material individual drivers.

Foodservice. While total Foodservice revenue was relatively flat at $646 million for the year ended December 31, 2025, as compared to $639 million for the year ended December 31, 2024, Foodservice revenue within Europe increased by 9.9%, as compared to a decrease of Foodservice revenue in the U.S. of 4.3%. The increase of Foodservice revenue in Europe was primarily attributable to VAT increases in Germany during the year ended December 31, 2024 resulting in lower consumer demand, while the decrease in Foodservice revenue in the U.S. was largely due to our investment in dispensed beverage loyalty programs, which had an adverse impact on revenue of approximately $11.3 million during the year ended December 31, 2025.

Foodservice gross margin decreased to 50.0% for the year ended December 31, 2025 as compared to 53.5% for the year ended December 31, 2024, with the decline in U.S. revenue as the primary driver. This decrease in Food service gross margin is largely due to our investment in dispensed beverage loyalty programs in the U.S., as discussed above.

Refer to “—Segment Results” below for further discussion of the results of our U.S. and European segments.

Operating Expenses

Our operating expenses consist of (i) selling, general and administrative, (ii) depreciation and amortization, (iii) impairment charges and (iv) net gain on disposals. The following table sets forth a breakdown of our operating expenses:

(in millions)	For the Year Ended December 31,		Change
Operating expenses:	2025	2024	$	%
Selling, general and administrative	$2,077	$2,075	$2	0%
Depreciation and amortization	260	228	32	14%
Impairment charges	185	120	65	54%
Net gain on disposal	(2)	(32)	30	(94%	)

Total operating expenses	$2,520	$2,391	$129	5%

Selling, general and administrative. Selling, general and administrative expense increased by $2 million to $2,077 million for the year ended December 31, 2025, as compared to $2,075 million for the year ended December 31, 2024. The increase of $2 million was primarily driven by an increase in lease costs of $43 million, restructuring-related costs of $41 million and pre-IPO costs of $16 million, partially offset by a decrease in labor of $46 million largely due to savings from our restructuring program as well as other expense favorability.

Depreciation and amortization. Depreciation and amortization increased by $32 million, or 14%, to $260 million for the year ended December 31, 2025, as compared to $228 million for the year ended December 31, 2024. The increase of $32 million was primarily driven by an increase in depreciation of our fixed assets, primarily resulting from a corresponding increase of $32 million in capital expenditures during the year.

Impairment charges. Impairment charges increased by $65 million, or 54%, to $185 million for the year ended December 31, 2025, as compared to $120 million for the year ended December 31, 2024. The increase in impairment charges was primarily driven by the impairment of underperforming stores, with an increase of 91 and 52 impaired stores in the United States and Europe, respectively.

Net gain on disposal. Net gain on disposal was $2 million for the year ended December 31, 2025, as compared to $32 million for the year ended December 31, 2024. During the year ended December 31, 2024, we disposed of 81 underperforming stores across the U.S., for which we recorded an aggregate net gain of $32 million. During the year ended December 31, 2025, we had minimal disposal activity.

Non-Operating Income (Expense)

Interest income from loans with Parent

Interest income was $127 million for the year ended December 31, 2025, as compared to $120 million for the year ended December 31, 2024. The increase of $7 million was primarily driven by a larger base of principal and the corresponding additional accrual of interest over the course of the year ended December 31, 2025.

Other interest income

Other interest income was $5 million for the year ended December 31, 2025, as compared to $14 million for the year ended December 31, 2024. The decrease of $9 million was driven by the maturity of our cash equivalents held in money market funds during the year ended December 31, 2025. After the Parent’s disposal of its Italian business and receipt of proceeds in December 2025, we received certain contributions that were invested in our money market funds; however, this did not contribute to our other interest income for the year ended December 31, 2025 due to the timing of the event.

Interest expense

Interest expense was $668 million for the year ended December 31, 2025, as compared to $773 million for the year ended December 31, 2024. The decrease of $105 million was primarily driven by a full-year benefit from the 2024 Refinancing, which occurred in November 2024, as well as a partial-year benefit from the 2025 Refinancing, which occurred in July 2025. Both the 2024 Refinancing and 2025 Refinancing are further discussed in the “—Indebtedness” section below.

Other income, net

Other income, net of $176 million for the year ended December 31, 2025 was primarily driven by $152 million in net foreign exchange gains, as well as a $19 million change in the expected credit loss on our contingent guarantee liability. Other income, net of $45 million for the year ended December 31, 2024 was primarily driven by a $33 million change in the expected credit loss on our contingent guarantee liability.

Income tax (benefit) expense

The income tax benefit was $60 million for the year ended December 31, 2025, as compared to income tax expense of $31 million for the year ended December 31, 2024. The income tax benefit of $60 million for the year ended December 31, 2025 was primarily driven by pretax losses and a decrease in the valuation allowance of $44 million, largely attributable to the release of valuation allowances in Belgium. The income tax expense of $31 million for the year ended December 31, 2024 was primarily driven by an increase in the valuation allowance of $51 million, largely attributable to the U.K., recorded against deferred tax assets not expected to be realized.

Comparison of the Years Ended December 31, 2024 and 2023

The following table sets forth our combined consolidated statements of operations data for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,		Change
(in millions)	2024	2023	$	%
Revenue	$17,005	$18,105	$(1,100)	(6%	)
Cost of goods sold	(14,259)	(15,401)	1,142	(7%	)

Gross profit	2,746	2,704	42	2%
Operating expenses:
Selling, general and administrative	2,075	2,048	27	1%
Depreciation and amortization	228	301	(73)	(24%	)
Impairment charges	120	118	2	2%
Net gain on disposal	(32)	(916)	884	(97%	)

Total operating expenses	2,391	1,551	840	54%

Income from operations	355	1,153	(798)	(69%	)
Interest income from loans with Parent	120	95	25	26%
Other interest income	14	27	(13)	(48%	)
Interest expense	(773)	(853)	80	(9%	)
Other income, net	45	15	30	200%

(Loss) income from continuing operations before income taxes	(239)	437	(676)	(155%	)
Income tax expense	31	107	(76)	(71%	)

Net (loss) income from continuing operations	$(270)	$330	$(600)	(182%	)

Revenue and Gross Profit

	For the Year Ended December 31,		Change
(in millions)	2024	2023	$	%
Revenue:
Fuel	$12,555	$13,551	$(996)	(7%	)
Grocery & Merchandise (1)	3,316	3,432	(116)	(3%	)
Foodservice (1)	639	646	(7)	(1%	)
Other	495	476	19	4%

Total revenue	$17,005	$18,105	$(1,100)	(6%	)

(in millions)	For the Year Ended December 31,		Change
Gross profit:	2024	2023	$	%
Fuel	$1,252	$1,261	$(9)	(1%	)
Grocery & Merchandise (1)	936	914	22	2%
Foodservice (1)	342	318	24	8%
Other	216	211	5	2%

Total gross profit	$2,746	$2,704	$42	2%

(1)

During fiscal year 2025, the Company revised the presentation of its revenue and cost of goods sold category classifications to align with corresponding revisions made within its internal management reporting. As a result, certain prior-period amounts have been reclassified to conform to the fiscal year 2025 presentation.

These reclassifications relate to the reallocation of dispensed beverages and commissary products previously included in Grocery & Merchandise to Foodservice. The reclassifications did not change total revenues, income from operations, net (loss) income, or (loss) earnings per share for the periods presented.

Fuel. Fuel volume decreased by 103 million gallons, or 3.5%, to 2.84 billion for the year ended December 31, 2024, as compared to 2.94 billion for the year ended December 31, 2023 and Fuel gross profit was $1,252 million for the year ended December 31, 2024, as compared to $1,261 million for the year ended December 31, 2023. Fuel gross profit was broadly stable year-over-year (a decline of 1%), with a decrease in Fuel gross profit in the U.S. offset by an increase in Fuel gross profit in Europe. The decline in Fuel gross profit within the U.S. was attributable to softer U.S. market conditions due to unfavorable trends in consumer spending and the disposal of 81 underperforming stores. The offsetting improvements within Europe were largely driven by improved contract terms with a major supplier in Germany, resulting in a benefit to gross profit of approximately $23 million, as well as favorable inland and international pricing. These factors contributed to an improvement of 4.7 cents per gallon in European Fuel margins.

Grocery & Merchandise. Grocery & Merchandise revenue was $3,316 million for the year ended December 31, 2024, as compared to $3,432 million for the year ended December 31, 2023. This decrease of $116 million, or 3%, was primarily driven by a decrease of 7.7% in the U.S. due to the disposal of underperforming stores and softer market conditions. This decrease in the U.S. was partially offset by an $87 million increase in tobacco sales in Benelux, which drove the majority of the increase in Grocery & Merchandise revenue in Europe. Grocery & Merchandise gross profit was $936 million for the year ended December 31, 2024, as compared to $914 million for the year ended December 31, 2023, reflecting gross margin expansion of 2% largely due to favorable pricing and cost saving strategies in the U.S., partially offset by product mix in Europe.

Foodservice. Foodservice revenue was relatively flat at $639 million for the year ended December 31, 2024, as compared to $646 million for the year ended December 31, 2023. While Foodservice revenue was relatively flat across the U.S. and Europe, Foodservice gross profit increased in both segments by a total of $24 million, or 8%, for the year ended December 31, 2024 as compared to the year ended December 31, 2023. All of this improvement was supported by pricing initiatives in dispensed beverages, as well as a more favorable product mix.

Refer to “—Segment Results” below for further discussion of the results of our U.S. and European segments.

Operating Expenses

Our operating expenses consist of (i) selling, general and administrative, (ii) depreciation and amortization, (iii) impairment charges and (iv) net gain on disposals. The following table sets forth a breakdown of our operating expenses:

(in millions)	For the Year Ended December 31,		Change
Operating expenses:	2024	2023	$	%
Selling, general and administrative	$2,075	$2,048	$27	1%
Depreciation and amortization	228	301	(73)	(24%	)
Impairment charges	120	118	2	2%
Net gain on disposal	(32)	(916)	884	(97%	)

Total operating expenses	$2,391	$1,551	$840	54%

Selling, general and administrative. SG&A increased by $27 million, or 1%, to $2,075 million for the year ended December 31, 2024, as compared to $2,048 million for the year ended December 31, 2023. The increase was primarily driven by a $63 million increase in lease costs, primarily attributable to the timing of the sale and leaseback transaction in fiscal 2023, partially offset by a $64 million decrease in overhead, driven by cost savings initiatives in the U.S.

Depreciation and amortization. Depreciation and amortization decreased by $73 million, or 24%, to $228 million for the year ended December 31, 2024, as compared to $301 million for the year ended December 31, 2023. The decrease of $73 million was primarily driven by a decrease in depreciation of our fixed assets, resulting from the disposal of additional underperforming sites as well as the impact of prior year impairments, which lowered the beginning fixed assets balances for fiscal 2024.

Impairment charges. Impairment charges, which were relatively flat at $120 million for the year ended December 31, 2024, as compared to $118 million for the year ended December 31, 2023, were primarily driven by the impairment of underperforming stores in the U.S. and Europe of 40 and 77, respectively, during the year ended December 31, 2024 and 108 and 56, respectively, during the year ended December 31, 2023.

Net gain on disposal. Net gain on disposal was $916 million for the year ended December 31, 2023, as compared to $32 million for the year ended December 31, 2024. The net gain on disposal during the year ended December 31, 2023 was primarily driven by a sale and leaseback transaction we entered into in May 2023 through which we sold 414 properties in the U.S., recognizing a gain of $920 million, net of transfer taxes and closing costs. The $920 million gain was partially offset by losses on other disposals during the year ended December 31, 2023. The net gain on disposal during the year ended December 31, 2024 was primarily attributable to the disposal of underperforming stores across the U.S. and Europe.

Refer to Note 3, Discontinued Operations and Other Disposals, within the notes to our audited combined consolidated financial statements, included elsewhere in this prospectus for further information on the sale and leaseback transaction and other disposals.

Non-Operating Income (Expense)

Interest income from loans with Parent

Interest income was $120 million for the year ended December 31, 2024, as compared to $95 million for the year ended December 31, 2023. The increase of $25 million was primarily driven by a larger base of principal and the corresponding additional accrual of interest over the course of the year ended December 31, 2024.

Other interest income

Other interest income was $14 million for the year ended December 31, 2024, as compared to $27 million for the year ended December 31, 2023. The decrease of $13 million was driven by the maturity of our cash equivalents held in money market funds during the year ended December 31, 2024.

Interest expense

Interest expense was $773 million for the year ended December 31, 2024, as compared to $853 million for the year ended December 31, 2023. The decrease of $80 million was primarily driven from a full-year benefit from our term loan restructuring in June 2023, as well as a partial-year benefit from the 2024 Refinancing. The 2024 Refinancing is further discussed in the “—Indebtedness” section below.

Other income, net

Other income, net of $45 million for the year ended December 31, 2024 was primarily driven by a $33 million change in the expected credit loss on our contingent guarantee liability. Other income, net of $15 million for the year ended December 31, 2023 was primarily driven by net foreign exchange gains of $206 million and the change in the expected credit loss on our contingent guarantee liability of $33 million, offset by the impact of the initial expected credit loss on our contingent guarantee liability of $194 million.

Income tax expense

The income tax expense was $31 million for the year ended December 31, 2024, as compared to $107 million for the year ended December 31, 2023. The income tax expense of $31 million for the year ended December 31, 2024 was primarily driven by an increase in the valuation allowance recorded against deferred tax assets not expected to be realized. The income tax expense of $107 million for the year ended December 31, 2023 was primarily driven by income tax expense on pre-tax income, specifically attributable to a larger pre-tax income in the U.S. resulting from a gain on the sale and leaseback transaction, as further discussed above.

Segment Results

The following tables presents segment results for the three months ended March 31, 2026 and 2025:

	For the Three Months Ended March 31, 2026			For the Three Months Ended March 31, 2025
(in millions)	United States	Europe	Total	United States	Europe	Total
Revenue:
Fuel	$1,093	$1,875		$1,053	$1,692
Grocery & Merchandise	530	217		523	200
Foodservice	78	64		85	54
Other	28	103		24	97

Total revenue	1,729	2,259		1,685	2,043

	For the Three Months Ended March 31, 2026			For the Three Months Ended March 31, 2025
(in millions)	United States	Europe	Total	United States	Europe	Total
Cost of goods sold:
Fuel	(919)	(1,725)		(899)	(1,591)
Grocery & Merchandise	(376)	(167)		(371)	(155)
Foodservice	(53)	(23)		(50)	(19)
Other	(1)	(72)		—	(64)

Total cost of goods sold	(1,349)	(1,987)		(1,320)	(1,829)
Overhead(1)	(110)	(55)		(106)	(45)
Fixed rent(2)	(47)	(24)		(45)	(22)
Labor	(169)	(79)		(158)	(69)
Other segment items(3)	7	(16)		(5)	(7)

Reportable Segment Adjusted EBITDA	$61	$98	$159	$51	$71	$122
Unallocated corporate overhead(4)			(22)			(20)
Unallocated components of other income, net(5)			(51)			102
Other unallocated(6)			8			(7)
Depreciation and amortization			(65)			(65)
Interest income from loans with Parent			33			32
Other interest income			3			2
Interest expense			(168)			(162)

(Loss) income from continuing operations before income taxes			$(103)			$4

(1)	Overhead primarily includes store maintenance and repairs and other overhead costs, including variable and short-term lease costs, other than labor and fixed rent costs.

(2)	Fixed rent reflects the straight-line expense of the Company’s operating and finance leases, excluding any variable or short-term lease costs.

(3)	Other segment items include other costs and income other than the overhead costs, fixed rent and labor as discussed above related to the U.S. and Europe reportable segments.

(4)	Represents other reconciling items primarily consisting of all costs incurred by the Parent’s shared service center.

(5)	Primarily relates to foreign exchange gains and losses and non-cash share of our profit from joint ventures.

(6)	Other items not considered as part of corporate overhead or directly attributable to segment performance.

For further discussion on our reportable segments, see Note 4, Revenue Disaggregation and Segment Reporting, within the notes to our condensed consolidated financial statements as of and for the three months ended March 31, 2026, included elsewhere in this prospectus.

Comparison of the Three Months Ended March 31, 2026 and 2025

United States

	For the Three Months Ended March 31		Change
(in millions)	2026	2025	$	%
Segment revenue	$1,729	$1,685	$44	3%
Segment Adjusted EBITDA	$61	$51	$10	20%

Revenue for our United States segment increased by $44 million, or 3%, to $1,729 million for the three months ended March 31, 2026 as compared to $1,685 million for the three months ended March 31, 2025. The increase in revenue was primarily impacted by fuel price as well as by slight increases in fuel volume as well as Grocery & Merchandise revenue, largely correlated to an increase in market trends in Fuel and improved customer engagement and higher basket-spend from SmartRewards customers, respectively.

Segment Adjusted EBITDA for the United States increased by $10 million, or 20%, to $61 million for the three months ended March 31, 2026, as compared to $51 million for the three months ended March 31, 2025. This increase was primarily driven by a 13% increase in Fuel gross profit, largely driven by increased cents per gallon of 5.4 due to disciplined pricing and favorable market dynamics.

Europe

	For the Three Months Ended March 31		Change
(in millions)	2026	2025	$	%
Segment revenue	$2,259	2,043	$216	11%
Segment Adjusted EBITDA	$98	$71	$27	38%

Revenue for our European segment increased by $216 million, or 11%, to $2,259 million for the three months ended March 31, 2026 from $2,043 million for the three months ended March 31, 2025. The increase in revenue was largely impacted by fuel pricing as well as growth in Grocery & Merchandise revenue which was largely attributable to the impact of foreign exchange rates as well as the rebranding of a number of our sites in Germany which continued to outperform expectations and resulted in a $2 million increase in revenue.

Segment Adjusted EBITDA for Europe increased by $27 million, or 38%, to $98 million for the three months ended March 31, 2026, as compared to $71 million for the three months ended March 31, 2025, with an increase in gross profit of $60 million more than offset by increases in fixed rent, labor and overhead. The increase in gross profit within our European segment was primarily due to increased cents per gallon of 19.0 due to disciplined pricing and procurement amid market volatility alongside improved cost structure as we lapped a refinery outage that impacted margins in the prior year period.

The following tables presents segment results for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31, 2025			For the Year Ended December 31, 2024			For the Year Ended December 31, 2023
(in millions)	United States	Europe	Total	United States	Europe	Total	United States	Europe	Total
Revenue:
Fuel	$4,577	$7,290		$5,110	$7,445		$5,812	$7,739
Grocery & Merchandise(1)	2,353	943		2,442	874		2,647	785
Foodservice(1)	379	267		396	243		404	242
Other	99	435		101	394		102	374

Total revenue	7,408	8,935		8,049	8,956		8,965	9,140
Cost of goods sold:
Fuel	(3,876)	(6,783)		(4,359)	(6,944)		(4,989)	(7,301)
Grocery & Merchandise(1)	(1,656)	(726)		(1,710)	(670)		(1,925)	(593)
Foodservice(1)	(226)	(97)		(212)	(85)		(242)	(86)
Other	(1)	(303)		(1)	(278)		(1)	(264)

Total cost of goods sold	(5,759)	(7,909)		(6,282)	(7,977)		(7,157)	(8,244)

	For the Year Ended December 31, 2025			For the Year Ended December 31, 2024			For the Year Ended December 31, 2023
(in millions)	United States	Europe	Total	United States	Europe	Total	United States	Europe	Total
Overhead(2)	(413)	(210)		(430)	(180)		(463)	(207)
Fixed rent	(185)	(91)		(179)	(83)		(129)	(82)
Labor(2)	(664)	(314)		(695)	(298)		(734)	(279)
Other segment items(2)	(27)	(47)		17	(59)		12	(64)

Reportable Segment adjusted EBITDA	$360	$364	$724	$480	$359	$839	$494	$264	$758
Unallocated corporate overhead(2)			(31)			(108)			(76)
Unallocated components of other income, net(2)			154			(7)			13
Other unallocated(2)			(73)			(8)			(24)
Depreciation and amortization			(260)			(228)			(301)
Impairment charges			(185)			(120)			(118)
Interest income from loans with Parent			127			120			95
Other interest income			5			14			27
Interest expense			(668)			(773)			(853)
Net gain on disposal			2			32			916

(Loss) income from continuing operations before income taxes			$(205)			$(239)			$437

(1)

During fiscal year 2025, the Company revised the presentation of its revenue and cost of goods sold category classifications to align with corresponding revisions made within its internal management reporting. As a result, certain prior-period amounts have been reclassified to conform to the fiscal year 2025 presentation.

These reclassifications relate to the reallocation of dispensed beverages and commissary products previously included in Grocery & Merchandise to Foodservice. The reclassifications did not change total revenues, income from operations, net (loss) income, or (loss) earnings per share for the periods presented.

(2)

During the first quarter of 2026, we revised the allocation of certain corporate costs from unallocated corporate expenses to the respective reportable segments and reclassified certain items within segment results, including certain components of other income and amounts presented within other segment items, to reflect their attribution to the reportable segments. The resulting changes in segment cost categories, including labor and overhead, are solely attributable to this reallocation and do not represent a change in the underlying nature of such costs. Prior-period segment information has been recast to conform to the current presentation. These changes affect the presentation of segment results, including segment Adjusted EBITDA, but do not represent a change in how we measure segment performance. There was no impact on consolidated revenue, operating income, net (loss) income, or (loss) earnings per share for any period presented.

For further discussion on our reportable segments, see Note 5, Revenue Disaggregation and Segment Reporting, within the notes to our audited combined consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this prospectus.

Comparison of the Years Ended December 31, 2025 and 2024

United States

	For the Year Ended December 31,		Change
(in millions)	2025	2024	$	%
Segment revenue	$7,408	$8,049	$(641)	(8%)
Segment Adjusted EBITDA	$360	$480	$(120)	(25%)

Revenue for our United States segment decreased by $641 million, or 8%, to $7,408 million for the year ended December 31, 2025 as compared to $8,049 million for the year ended December 31, 2024. The decrease in revenue was largely impacted by a 3.5% decrease in Fuel volume as well as a 3.6% decrease in Grocery & Merchandise revenue, largely correlated to a decline in market share and reduced customer traffic.

Segment Adjusted EBITDA for the United States decreased by $120 million, or 25%, to $360 million for the year ended December 31, 2025, as compared to $480 million for the year ended December 31, 2024. This decrease was primarily driven by a 6.7% decrease in Fuel gross profit, largely driven by the strategic reset of the U.S. Fuel pricing model implemented during the year ended December 31, 2025, which reduced cents per gallon margins in the near-term in order to improve price competitiveness and support traffic recovery. This strategic reset contributed to a decrease of 0.3 cents per gallon, or 3.2% of the total 6.7% decrease in U.S. Fuel gross profit, with the remaining 3.5% attributable to a decrease in Fuel volume. The decrease in Fuel volume was primarily attributable to a decrease in market share during the first half of fiscal 2025 which began to recover during the second half of fiscal 2025, following our strategic pricing reset.

In addition to the aforementioned decline in Fuel volume and Grocery & Merchandise revenue, the timing of our investment in our dispensed beverage loyalty programs in the U.S. contributed to a lower gross profit of 16.8% within our Foodservice category. Total segment operational expenses were flat at $1,334 million for the year ended December 31, 2025, as compared to $1,334 million for the year ended December 31, 2024, with a $18 million increase in other segment costs offset by a $15 million decrease in labor costs.

Europe

	For the Year Ended December 31,		Change
(in millions)	2025	2024	$	%
Segment revenue	$8,935	$8,956	$(21)	0%
Segment Adjusted EBITDA	$364	$359	$5	1%

Revenue for our European segment decreased by $21 million, which was relatively flat, to $8,935 million for the year ended December 31, 2025 from $8,956 million for the year ended December 31, 2024. The decrease in revenue was impacted by market trends in Fuel, but was partially offset by 7.9% revenue growth in Grocery & Merchandise revenue due to the rebranding of a number of our sites in Germany, which contributed to a $7.5 million increase in revenue, as well as a $47 million increase in tobacco sales in Benelux.

Segment Adjusted EBITDA for Europe remained relatively flat at $364 million for the year ended December 31, 2025, as compared to $359 million for the year ended December 31, 2024, with an increase in gross profit of $47 million more than offset by increases in overhead and labor. Fuel gross profit also increased primarily due to increased cents per gallon of 5.6c in Benelux due to favorable oil cost trends.

Comparison of the Years Ended December 31, 2024 and 2023

United States

	For the Year Ended December 31,		Change
(in millions)	2024	2023	$	%
Segment revenue	$8,049	$8,965	$(916)	(10%	)
Segment Adjusted EBITDA	$480	$494	$(14)	(3%	)

Revenue for our United States segment decreased by $916 million, or 10%, to $8,049 million for the year ended December 31, 2024 as compared to $8,965 million for the year ended December 31, 2023. This decrease was primarily driven by (i) a 6.4% decrease in Fuel volume driven by softer U.S. market conditions, as consumer spending dropped as a result of unfavorable trends in consumer spending as well as (ii) the disposal of 81 underperforming stores across the U.S.

Segment Adjusted EBITDA for the United States decreased by $14 million, or 3%, from $480 million for the year ended December 31, 2024, as compared to $494 million for the year ended December 31, 2023. The decrease in Segment Adjusted EBITDA, primarily due to the aforementioned declines in volume and performance, was partially offset by localized improved pricing across our product offerings, which was primarily attributed to our gross profit improvement within Grocery & Merchandise. Also offsetting the decrease in Segment Adjusted EBITDA were lower costs in overhead and labor, which decreased by 9.3% and 5.0% as compared to the prior year period. These decreases in segment costs were driven by strategies to seek procurement opportunities and operating efficiencies.

Europe

	For the Year Ended December 31,		Change
(in millions)	2024	2023	$	%
Segment revenue	$8,956	$9,140	$(184)	(2%	)
Segment Adjusted EBITDA	$359	$264	$95	36%

Segment revenue for Europe decreased by $184 million, or 2%, to $8,956 million for the year ended December 31, 2024 as compared to $9,140 million for the year ended December 31, 2023. The decrease in revenue was impacted by market trends in Fuel, but was offset by an increase in Grocery & Merchandise revenue of $89 million, the majority of which was related to an $87 million increase in tobacco sales in Benelux in Europe.

Segment Adjusted EBITDA for Europe increased by $95 million, or 36%, to $359 million for the year ended December 31, 2024, as compared to $264 million for the year ended December 31, 2023. The increase of $95 million in Segment Adjusted EBITDA was primarily attributable to improvements in Fuel gross profit, which increased by 14.4% year-over-year as the result of improvements in Europe. These improvements in Europe were driven by improved contract terms with a major supplier in Germany, resulting in a benefit to gross profit of approximately $23 million, as well as favorable inland and international pricing. These factors contributed to an improvement of 4.7 cents per gallon in European Fuel margins.

Unaudited Selected Quarterly Financial Data

The following table sets forth certain KPIs and financial measures for the nine most recently completed fiscal quarters ended March 31, 2026. In the opinion of management, the selected quarterly financial data set forth below reflect all adjustments that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus, as well as “—Key Performance Indicators and Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP Financial Measures.”

	Three Months Ended
(in millions, unaudited)	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
Fuel volume	631	686	719	710	646	697	725	725	690
Fuel gross profit	$324	$342	$313	$298	$255	$316	$324	$333	$279
Inside sales	$890	$962	$1,069	$1,048	$863	$952	$1,060	$1,032	$911
Inside gross profit	$271	$293	$341	$336	$267	$302	$345	$342	$289
Net (loss) income from continuing operations before income taxes	$(103)	$(52)	$(182)	$25	$4	$(290)	$184	$(25)	$(108)
Adjusted EBITDA	$137	$194	$218	$179	$102	$212	$210	$202	$107
Net (loss) income from continuing operations before income taxes	$(103)	$(52)	$(182)	$25	$4	$(290)	$184	$(25)	$(108)
Interest income from loans with parent	(33)	(31)	(32)	(32)	(32)	(30)	(31)	(30)	(29)
Other interest income	(3)	—	(1)	(2)	(2)	(2)	(4)	(5)	(3)
Interest expense	168	141	207	158	162	201	189	192	191
Depreciation and amortization	65	67	65	63	65	56	56	59	57
EBITDA	94	125	57	212	197	(65)	394	191	108
Impairment (1)	—	35	44	106	—	68	39	12	1
Litigation (income) costs(2)	(12)	4	—	—	—	—	—	—	—
Restructuring costs(3)	—	13	12	10	6	—	—	—	2
Pre-IPO professional costs(4)	4	15	1	—	—	—	—	—	—
Transaction costs(5)	—	8	2	1	1	1	5	(3)	3
Foreign exchange (gains) losses(6)	51	(4)	104	(150)	(102)	208	(206)	5	1
Share of profit from joint ventures and associates(7)	—	(2)	—	—	—	(1)	—	—	—
Net gain on disposal(8)	—	—	(2)	—	—	1	(22)	(3)	(8)

Adjusted EBITDA	$137	$194	$218	$179	$102	$212	$210	$202	$107

(1)	Relates primarily to the non-cash loss from impairment charges on property and equipment and right-of-use assets related to underperforming sites.
(2)

During the three months ended March 31, 2026, income reflects gains recognized from a legal settlement related to a historical legal matter in the United States. During the three months ended December 31, 2025, relates to legal expenses and settlements related to a historic legal matter in Europe that pre-dates our acquisition and ownership.

(3)

For fiscal 2025, primarily relates to strategic cost reduction initiatives executed upon CEO change in April 2025. This includes (i) $33 million in restructuring-related severance costs associated with a strategic shift in our operating model and (ii) $8 million of termination costs associated with a strategy consultant.

(4)	Relates to third-party professional fees related to the planned IPO.
(5)	Relates primarily to legal and professional fees that are directly attributable to executed and potential divestitures.
(6)

Relates to the impact of foreign exchange (gains) and losses. Foreign exchange gains and losses can vary significantly period-to-period, largely due to the impact of the changes in foreign denominated third-party debt and are not reflective of our underlying operations.

(7)	Relates to the non-cash share of our profit from joint ventures and associates for which we are not in direct operational control.
(8)	Relates to the impact of our net (gains) loss on disposal attributable to divestitures.

Seasonality

Our business is seasonal, and our operating performance in the second and third quarters has historically been greater than in the first and fourth quarters as a result of the generally favorable climate and seasonal buying patterns of our customers.

Liquidity and Capital Resources

Our primary source of liquidity to date has been through cash provided by operations and net proceeds received from our term loans and senior secured notes and our material cash requirements have been payments of operating expenses and repayments of our outstanding debt. We manage liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Our ability to meet our debt service obligations and other capital requirements will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness, depending on market conditions. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions, or other events may cause us to seek additional debt or equity financing in future periods. Additional debt financing could impose increased cash payment obligations, as well as covenants that may restrict our operations. There can be no guarantee that financing will be available on acceptable terms or at all.

Cash Flows

The following table summarizes our sources and uses of cash for each of the periods presented.

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2026	2025	2025	2024	2023
Net cash provided by (used in):
Operating activities	$6	$33	$122	$150	$87
Investing activities	(83)	(54)	(173)	(44)	3,796
Finance activities	(361)	(93)	634	(53)	(3,991)

Operating Activities of Continuing Operating Operations

Net cash provided by operating activities was $6 million for the three months ended March 31, 2026, compared to $33 million used for the three months ended March 31, 2025, a decrease of $27 million. The quarter-over-quarter decrease in operating cash flows is primarily driven by an increase in interest payments, partially offset by improvement in working capital balances. Our primary source of operating cash flows is from sales to customers at our retail convenience locations. The primary uses of operating cash flows include payments to employees, merchandise suppliers, landlords, as well as payments for taxes and interest.

Cash flow from operations during the three months ended March 31, 2026 reflects changes in operating assets and liabilities. The changes in operating assets and liabilities primarily related to increases in inventory, prepaid expenses and other assets and accounts receivable of $58 million, $47 million and $49 million, respectively, and decreases of accrued expenses and other liabilities of $60 million. This was offset by increases in accounts payable of $175 million. Cash paid for interest during the three months ended March 31, 2026 was $129 million, an increase from $86 million during the three months ended March 31, 2025, due to timing of interest payments.

Net cash provided by operating activities was $33 million for the three months ended March 31, 2025. The factors affecting our operating cash flows during this period were our net income of $3 million, adjusted by a net change in our operating assets and liabilities of $8 million and non-cash charges of $22 million. The net change in operating assets and liabilities of $8 million was primarily driven by increases of $135 million in accounts payable, respectively, partially offset by increases of $85 million in accounts receivable and decreases in accrued expenses and other liabilities of $44 million. The increases in accounts payable was largely driven by the timing tax payments as well as the timing of payments to vendors.

Net cash provided by operating activities was $122 million for the year ended December 31, 2025, compared to $150 million for the year ended December 31, 2024, a decrease of $28 million. The year-over-year decrease in operating cash flows reflects a combination of improved operating adjustments and variability in working capital timing. Our primary source of operating cash flows is from sales to customers at our retail convenience locations. The primary uses of operating cash flows include payments to employees, merchandise suppliers, landlords, as well as payments for taxes and interest.

Cash flow from operations during the year ended December 31, 2025 was favorably impacted by a decrease in interest payments of $289 million, partially offset by changes in operating assets and liabilities of $67 million. The changes in operating assets and liabilities primarily related to decreases in accounts payable and operating lease liabilities of $49 million and $52 million respectively, partially offset by an increase in accrued expenses and other liabilities of $48 million. Cash paid for interest during the year ended December 31, 2025 was $499 million, a decrease from $788 million during the year ended December 31, 2024, reflecting lower cash interest requirements in the current year due to refinancing activities and debt repayments to reduce our principal balance.

Net cash provided by operating activities was $150 million for the year ended December 31, 2024. The factors affecting our operating cash flows during this period were our net loss from continuing operations of $270 million, adjusted by a net change in our operating assets and liabilities of $3 million and non-cash charges of $417 million. The net change in operating assets and liabilities of $3 million was primarily driven by a decrease in accrued expenses and other current liabilities of $111 million, partially offset by an increase in accounts payable of $95 million. The increase in accounts payable was largely driven by the timing of payments to vendors, while the decrease in accrued expenses and other liabilities was primarily driven by the timing of tax payments.

Net cash provided by operating activities was $87 million for the year ended December 31, 2023. The factors affecting our operating cash flows during this period were our net income from continuing operations of $330 million, adjusted by a net change in our operating assets and liabilities of $88 million and non-cash charges of $331 million. The net change in operating assets and liabilities of $88 million was primarily driven by increases in:

(i)

Accrued expenses and other liabilities of $116 million, driven by largely driven by additional transaction costs and legal fees due to the disposal of underperforming stores and sale and leaseback transaction in fiscal 2023.

Offset by decreases in:

(ii)	Inventory of $102 million due to lower stock holdings of Fuel and Grocery & Merchandise products as a strategic decision to manage inventory volumes as well as reduced Fuel prices.

(iii)	Operating lease liabilities of $53 million largely due to the maturity of our existing lease obligations.

(iv)	Accounts payable of $75 million, primarily attributable to the timing of payments to vendors.

Investing Activities of Continuing Operating Operations

During the three months ended March 31, 2026, net cash used in investing activities was $83 million, which primarily consisted of $85 million in capital expenditures.

During the three months ended March 31, 2025, net cash used in investing activities was $54 million, which primarily consisted of $52 million in capital expenditures.

During the year ended December 31, 2025, net cash used in investing activities was $173 million, which primarily consisted of $236 million in capital expenditures, partially offset by $43 million from the repayment of related party loans and $23 million from the disposal of underperforming stores.

During the year ended December 31, 2024, net cash used in investing activities was $44 million, which primarily consisted of $203 million in capital expenditures, partially offset by $136 million from the disposal of underperforming stores.

During the year ended December 31, 2023, net cash provided by investing activities was $3,796 million, which primarily consisted of $2,348 million in net consideration from the Asda Disposal, $1,455 million in cash proceeds from the sale and leaseback transaction and $176 million from the disposal of underperforming stores, partially offset by $169 million in capital expenditures.

Financing Activities of Continuing Operating Operations

During the three months ended March 31, 2026, net cash used in financing activities was $361 million, which primarily consisted of $3,958 million in the repayments of long-term third-party debt, partially offset by $3,602 million in new borrowings of third-party debt.

During the three months ended March 31, 2025, net cash used in financing activities was $93 million, which primarily consisted of $465 million in the repayments of long-term third-party debt, partially offset by $357 million in new borrowings of third-party debt.

During the year ended December 31, 2025, net cash provided by financing activities was $634 million, which primarily consisted of $1,082 million in the repayments of long-term third-party debt, partially offset by $1,058 million in new borrowings of third-party debt and $686 million in net contributions from Parent and other changes in net parent investment.

During the year ended December 31, 2024, net cash used in financing activities was $53 million, which primarily consisted of $4,511 million in the repayments of long-term third-party debt, partially offset by $3,978 million in new borrowings of third-party debt and $548 million in net contributions and distributions from Parent and other changes in net parent investment, which includes $511 million in contributions from the Parent’s disposal of a subsidiary.

During the year ended December 31, 2023, net cash used in financing activities was $3,991 million, which primarily consisted of $6,848 million in the repayments of long-term third-party debt, partially offset by $3,041 million in new borrowings of third-party debt.

Indebtedness

Our long-term debt as of March 31, 2026 and December 31, 2025 was as set forth below:

	Interest Rates		Unpaid Principal Balance		Maturity Dates
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
New EUR Term Loan Facility	EURIBOR + 3.5%	EURIBOR + 3.875%	$1,753	$1,783	February 10, 2031	February 7, 2028
New USD Term Loan Facility	SOFR + 3.25%	SOFR + 3.5%	1,800	1,791	February 10, 2031	February 7, 2028
Term loans - other			5	5
Accrued interest on term loans			1	48

Total term loans			3,559	3,627

EUR 5-year Senior Secured Note €468m	11%	11%	537	550
USD 5-year Senior Secured Note $1,100m	12%	12%	1,094	1,100
Floating Rate PIK Notes	SOFR+7.5%	SOFR+7.5%	522	522
Accrued interest on Senior Secured Notes			76	30

Total secured senior notes			2,229	2,202

Revolving credit facilities	SONIA/LIBOR/ EURIBOR/ BBSY +4%	SONIA/LIBOR/ EURIBOR/ BBSY +4%	—	370	August 1, 2027	August 1, 2027

Total revolving credit facilities			—	370

Total long-term debt			5,788	6,199

Less:
Unamortized debt issuance costs			(123)	(128)
Long-term debt, current			(154)	(657)

Total long-term debt, non-current			$5,511	$5,414

2026 Activity

Following divestitures by the Company’s parent in December 2025 that triggered a requirement under the Company’s debt agreements to offer the net proceeds to external debt holders within 60 days, a corresponding portion of the debt was classified as short-term at December 31, 2025. The Company completed the required offer during the first quarter of 2026. Upon completion of the offer, the requirement was satisfied and no further repayment obligation remained. Accordingly, the amount previously classified as short-term has been reclassified to long-term as of March 31, 2026.

In February 2026, we again repriced our New EUR Term Loan Facility and New USD Term Loan Facility, reducing the margin of our (i) New EUR Term Loan Facility by 0.375% to EURIBOR +3.50% and (ii) New USD Term Loan Facility by 0.25% to SOFR + 3.25%. Additionally, our RCF was repriced and upsized to $1,285 million, with a new five-year term. We expect annual interest savings of approximately $11 million as a result of these repricings.

2025 Activity

In July 2025, we repriced our EUR Term Loan €1,634m and USD Term Loan $1,700m (now referred to as “New EUR Term Loan Facility” and “New USD Term Loan Facility,” respectively), reducing the margin of our

(i) New EUR Term Loan Facility to EURIBOR + 3.875% and (ii) New USD Term Loan Facility to SOFR + 3.50%. As part of the repricing transaction, our New USD Term Loan Facility was upsized from $1,687 million to $1,800 million. The loan upsizing generated approximately $113 million of additional proceeds. Our New EUR Term Loan Facility was revised from €1,622 million to €1,525 million. As a result of the loan resizing, approximately €97 million or $113 million of the New EUR Term Loan Facility was deemed to have been repaid. An additional $39 million in contractual repayments were made on the term loans during the year.

A total of $945 million was drawn down from the RCF during the period, while repayments totaled $930 million.

Following the Parent’s disposal of its Italian business and receipt of proceeds in December 2025, approximately $501 million of our debt has been reclassified from non-current to current. This reclassification reflects contractual obligations within the debt agreements requiring mandatory repayment within sixty days of receiving disposal proceeds.

2024 Activity

In November 2024, we repriced and simultaneously upsized the outstanding principal amount of our EUR Term Loan €1,290m from $1,328 million to $1,694 million (the “EUR Term Loan €1,634m”), while reducing the variable margin by 1%, resulting in a new rate of EURIBOR + 4.50%.

In December 2024, we completed a similar transaction for our USD Term Loan $1,713m, repricing and increasing the principal amount from $1,693 million to $1,700 million (the “USD Term Loan $1,700m”), while reducing the margin by 1.25% to SOFR + 4.25% (the repricing and upsizing of the new EUR Term Loan €1,634m and the new USD Term Loan $1,700m, the “2024 Term Loan Refinancing”). The maturity date of both the EUR Term Loan €1,634m and USD Term Loan $1,700m was February 2028. As a result of the upsizing and an additional $4 million of gross inflows, total borrowings received during the year amounted to $3,393 million.

The proceeds from the EUR Term Loan €1,634m and USD Term Loan $1,700m upsizes, as well as proceeds from the disposals of certain of our U.K. businesses were used to settle $3,969 million of our existing term loans in fiscal 2024, with an additional $26 million of contractual repayments on the term loans made during the year. Included in these December 2024 paydowns was our EUR Second Lien Term Loan €610m.

During the year, the RCF capacity increased by $148 million through two transfers of letter of credit facility (“LCF”) commitments from JP Morgan and Morgan Stanley, along with a new accession by BNP Paribas Securities Corp. The portion of the RCF that has been carved out to form an overdraft in our bank accounts increased to $94 million (inclusive of both a Lloyd’s bank overdraft of $31 million and a JP Morgan overdraft of $63 million), which shares the same maturity as the related RCF. As of December 31, 2024, we had approximately $98 million of additional available borrowing capacity under our RCF. A total of $585 million was drawn down from the RCF during the period, while repayments totaled $516 million.

Debt Covenants

We are subject to certain financial covenants contained in our debt borrowings which require that we maintain specified financial metrics, including but not limited to, senior secured net leverage ratios, consolidated net leverage ratios, and fixed charge cover ratios. Certain of these covenants also provide for restrictions including but not limited to, our ability to incur additional indebtedness, disposals of assets, the ability to declare and pay dividends, enter into transactions with affiliates, and financing of receivables. Failure to maintain the specified financial metrics and restrictions is a breach of the debt covenant and is considered an event of default, which can result in our borrowings becoming immediately due and payable. We were in compliance with all debt financial covenants for as of March 31, 2026 and December 31, 2025.

Subsequent Refinancings

In April 2026, we repriced and allocated a $550 million add-on to our New USD Term Loan Facility. Our margin remained the same at SOFR +3.25%.

Refer to the Description of Certain Indebtedness section, included elsewhere in this prospectus, for further information.

Contractual Obligations and Commitments

In addition to our third-party debt obligations, as discussed within “—Indebtedness” above, as of March 31, 2026, we had certain other contractual obligations and commitments, primarily related to operating lease obligations and other commitments, as further discussed below.

Lease Obligations

We lease land, buildings, vehicles and equipment under noncancelable lease agreements that are accounted for as operating and finance leases depending on the classification at commencement. For land and buildings, lease terms generally range from 1 to 78 years with options to renew for varying terms at our sole discretion. For vehicles and equipment, lease terms generally range from 1 to 8 years. As of March 31, 2026, we had future operating lease liabilities of $1,475 million, of which $181 million is included within operating lease liabilities, current on our combined consolidated balance sheet. As of March 31, 2026, we had future finance lease liabilities of $608 million, of which $13 million is included within accrued expenses and other current liabilities on our combined consolidated balance sheet.

Refer to Note 7, Leases, within the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further detail.

Fuel Supply Contracts

In the ordinary course of business, we enter into agreements with fuel suppliers to purchase inventories for varying periods of time. The fuel vendor agreements with suppliers require minimum volume purchase commitments of gasoline, which vary throughout the period of supply agreements and distillates annually. As of March 31, 2026, the future minimum gallon volume purchase commitment over the remaining contract duration was 6,492 million gallons.

Environmental Compliance

The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. The majority of the states in which we do business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

We believe that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. As of March 31, 2026, we had a total accrued liability of approximately $24 million for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs.

Insurance

We maintain insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. As of March 31, 2026, there were a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in accrued expenses and other current liabilities and other liabilities, non-current for the short-term and long-term portions of the liabilities, respectively, on the combined consolidated balance sheets. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $41 million as of March 31, 2026 will be sufficient to cover the related liability and that the ultimate disposition of these claims.

Refer to Note 10, Commitments and Contingencies, within the notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further detail.

Critical Accounting Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP and our discussion and analysis of our financial condition and operating results require management to make complex judgments, assumptions and estimates that relate to material accounts or disclosures within the financial statements. Note 2, Summary of Significant Accounting Policies, within the notes to our combined consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this prospectus describes the significant accounting policies and methods used in the preparation of our combined consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of the following assets and liabilities. We believe the critical accounting estimates communicated below relate to our more significant judgments and estimates used in the preparation of our combined consolidated financial statements.

Impairment of Goodwill and Other Long-lived Assets

Goodwill

Goodwill is tested for impairment in the fourth fiscal quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment may result from deterioration in performance, adverse market conditions, adverse changes in laws or regulations, and a variety of other circumstances that could affect the expected future cash flows of a reporting unit. Judgment is required by management in identifying reporting units, assignment of goodwill to the reporting units and determination of fair value.

When performing the annual Goodwill impairment test, we have the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such qualitative factors that are assessed include our industry and market considerations, economic conditions, entity-specific financial performance, and other events such as changes in management, strategy, and primary customer base.

If we conclude that a quantitative test is required, or if we elect not to perform the qualitative assessment, we perform a quantitative test by comparing the fair value of the reporting unit with its carrying value. The fair value calculation relies on projections of future cash flows and operating results, which are inherently subjective as they require assumptions about revenue growth, margins, discounts rates and other judgments. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recognized for the excess amount, limited to the total goodwill allocated to that unit.

For the years ended December 31, 2025, 2024 and 2023, we bypassed the qualitative analysis and performed a quantitative impairment test by comparing the fair value of each reporting unit to its respective carrying value. We recorded a goodwill impairment loss of $9 million and $7 million for the years ended December 31, 2024 and 2023, respectively each of which related to the United States reporting unit. There were no corresponding impairments recorded in our European reporting unit. These impairments resulted from the measurement requirements associated with the held-for-sale classification of certain businesses and were not driven by changes in expected future cash flows, long-term assumptions, or reductions in headroom. The Company concluded that the fair values of the U.S. and Europe reporting units were substantially in excess of their respective carrying values and no impairment was required. There were no goodwill impairment charges for the year ended December 31, 2025.

We had total goodwill of $4,520 million, $4,555 million and $4,375 million as of March 31, 2026 and December 31, 2025 and 2024, respectively.

Long-Lived and Definite-Lived Intangible Assets

We regularly review the carrying values of our long-lived assets, such as property, plant and equipment and other finite-lived assets for possible impairment when events or circumstances indicate that the carrying value of the asset group may not be recoverable. The identification of impairment indicators requires significant judgment by management. When an impairment indicator is identified, long-lived and definite-lived intangible assets are assessed under a two-step impairment model. Step 1 evaluates recoverability by comparing the carrying amount of the asset group to estimated undiscounted future cash flows expected to result from its use. Judgment is required in Step 1 to develop those cash-flow estimates, which reflect assumptions about the expected use of the asset group and projected operating performance. If the carrying value of the asset group exceeds its undiscounted future cash flows, Step 2 measures any impairment loss as the excess of the carrying amount over its estimated fair value, which is determined by using discounted future cash flows and a discount rate reflecting market conditions, or other appropriate methods. Step 2 requires additional judgment in selecting the appropriate discount rates and developing long-term assumptions that reflect current market conditions and risks specific to the asset group.

Property, Plant and Equipment and Operating Lease ROU Assets

For our store-level assets, the judgment regarding impairment indicators is generally based on operational performance. We consider factors that indicate impairment such as current period losses combined with historical or projected future losses, significant changes in the use of assets, and construction costs that accumulate significantly in excess of the original budget. If an impairment indicator is identified, the assets are evaluated under the two-step impairment model described above. Judgments related to the impairment model are based on historical experience, current market trends, consultations with external valuation specialists, and other information. If facts and circumstances change, the use of different estimates and assumptions could result in a materially different outcome. We generally develop these forecasts based on recent sales data for existing services, acquisitions, and estimated future growth of the market in which we operate.

These cash flow projections are prepared at the individual store level and incorporate assumptions regarding expectations for future sales and gross profits. If the carrying value of the asset group exceeds its estimated undiscounted future cash flows, we proceed to the second stage to measure the impairment loss. The impairment loss is calculated as the amount by which the asset’s carrying value exceeds its fair value, with fair value typically determined using discounted future cash flow projections, or other appropriate methods, and a discount rate reflecting our average cost of funds. Using a discounted cash flow method involves significant judgment and requires us to make significant estimates and assumptions, including long-term projections of cash flows, market conditions, and appropriate discount rates. Judgments are based on historical experience, current market trends, consultations with external valuation specialists, and other information. If facts and circumstances change, the use of different estimates and assumptions could result in a materially different outcome. We generally develop these projections of cash flows based on recent operational performance for the store-level asset groups and estimated future growth of the market in which we operate.

As of March 31, 2026 and December 31, 2025 and 2024 we had property, plant and equipment assets, net totaling $2,113 million, $2,131 million and $2,125 million, respectively and operating lease ROU assets totaling $1,680 million, $1,714 million and $1,718 million, respectively. For the three months ended March 31, 2026, we did not record any impairment charges. For the three months ended March 31, 2025, we recorded immaterial impairment charges related to the write downs of certain property, plant, and equipment and no impairment charges related to operating lease ROU assets. For the years ended December 31, 2025, 2024 and 2023, we recorded asset impairment charges of $78 million, $61 million and $53 million related to the write downs of certain property, plant, and equipment, respectively, and $107 million, $49 million and $43 million related to the write downs of certain operating lease ROU assets, respectively.

Definite-Lived Intangible Assets

Our definite-lived intangible assets are tested for impairment when events or changes in circumstances suggest the carrying amount may not be recoverable. The impairment indicators include changes in economic conditions, industry shifts, internal performance issues, forecasted cash flows, significant changes in the overall business strategy, and valuation assumptions. If such events or changes in circumstances are identified, recoverability is assessed by performing the two-step impairment model described above. In determining fair value for impairment measurement, management’s judgment is used to perform discounted cash flow analyses that incorporate significant estimates and assumptions, including a discount rate that reflects current market conditions and risks specific to the asset.

As of March 31, 2026 and December 31, 2025 and 2024 we had definite-lived intangible assets, net totaling $263 million, $282 million and $311 million, respectively. We recognized total impairment loss of $1 million and $14 million in connection with our other intangibles in the years ended December 31, 2024 and 2023, respectively. There were no impairment charges for the three months ended March 31, 2026 and March 31, 2025, and for the year ended December 31, 2025.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets, primarily trade names, are not amortized but are tested for impairment at least annually. Key drivers that have or may result in impairments of indefinite-lived intangible assets include declines in brand strength, competitive pricing pressure, and changes in the discount rate. We may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If the qualitative assessment indicates that an impairment is not more likely than not, no quantitative test is required. When a quantitative test is performed, the fair value of these assets is estimated using the relief-from-royalty method, which applies an assumed royalty rate to projected revenues and discounts the resulting cash flows to present value. The fair value calculation includes estimates of revenue growth, which are based on past performance and internal projections for the intangible asset group’s forecasted growth and royalty rates, which are adjusted for our particular facts and circumstances. These estimates are highly subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance, changes in the royalty rates, and changes in our business strategies.

We had indefinite-lived intangible assets totaling $337 million as of March 31, 2026 and December 31, 2025 and 2024. We did not recognize impairment loss related to indefinite-lived intangible assets in the three months ended March 31, 2026 and 2025 or in the years ended December 31, 2025, 2024 or 2023.

Contingent and Non-Contingent Guarantees

We maintain a guarantee liability related to standby liquidity obligations from a sale and leaseback transaction, the measurement of which involves significant estimates and judgment. The guarantee liability is comprised of a contingent portion and a non-contingent portion, both measured at fair value. The contingent portion represents our estimate of probable future losses, derived using a methodology consistent with the Current Expected Credit Losses (“CECL”) model. The estimate of future losses requires assumptions about default probabilities and loss severity. The non-contingent portion represents the fair value of the guarantee’s existence, valued using a with-and-without approach that involves assumptions about credit spreads and market liquidity, even if the likelihood of payment is remote. The combined fair value of the guarantee liability is sensitive to changes in the underlying creditworthiness of the related party, interest rates, and broader market conditions. The contingent and non-contingent fair value estimates involve significant judgment, and actual outcomes could differ materially from the amounts recorded. As of March 31, 2026 and December 31, 2025 and 2024 respectively, we recorded guarantees on debt held by equity method investment of $185 million, $194 million and $213 million.

ROU Assets, Assets Held Under Finance Leases, and Corresponding Lease Liabilities

The recognition and measurement of our lease portfolio involve significant judgments and estimates, primarily concerning the determination of the lease term and the calculation of the discount rate used to measure lease liabilities. Management’s significant judgment is needed related to leases in assessing the strategic importance of leased locations, historical renewal patterns, expected future business needs, and relocation and exit costs.

Our judgment is needed to determine whether it is reasonably certain that an option will be exercised to extend the lease or if any purchase options will be exercised. This assessment, based on factors such as the strategic importance of the leased asset and the costs of termination, directly impacts the measurement of lease liabilities and right-of-use assets. Any significant changes in expected use of the asset or the decision to exercise an option may lead to the remeasurement of the affected leases. These judgments require ongoing consideration throughout the lease’s life, as any changes in these assumptions could affect both the lease liability and related right-of-use asset.

We use our incremental borrowing rate to discount lease payments, as the rate implicit in our leases is not readily determinable. The determination of this rate, which estimates the collateralized borrowing rate for a similar term and in a similar economic environment as of the lease commencement date, is a critical accounting estimate. Changes in this rate can significantly affect the initial measurement of the lease liability.

Lease payments for certain assets, such as retail sites, may include variable components based on a percentage of sales or fuel volume. Some of the lease agreements include an increase in the consumer price index coupled with a multiplier and a percentage increase cap. We determine, based on past experience and consumer price index increase expectations, if these types of variable payments are in-substance fixed payments, in which case such payments are included in the lease payments and measurement of the lease liabilities.

Payments related to non-lease components, such as common area maintenance and property taxes, are generally excluded from lease accounting and recognized as incurred. We allocate consideration in a contract to lease and non-lease components based on their relative standalone prices. Our lease agreements generally do not contain significant residual value guarantees or restrictive covenants.

As of March 31, 2026 and December 31, 2025 and 2024 respectively, we recognized ROU assets of $1,680 million, $1,714 million and $1,718 million with corresponding lease liabilities of $1,475 million, $1,485 million and $1,393 million, and assets held under finance leases of $409 million, $415 million and $457 million with corresponding lease liabilities of $608 million, $614 million and $603 million. In the three months ended March 31, 2026 and 2025, we have recognized the total net lease cost of $71 million and $66 million, respectively. In the years ended December 31, 2025, 2024 and 2023, we have recognized the total net lease cost of $270 million, $279 million and $226 million, respectively.

Accounting for Income Taxes

We file income tax returns in Belgium, Luxembourg, Germany, the Netherlands the U.S. and the U.K. Although certain of our U.K. operating activities were divested during the historical periods, we continue to have tax filing and compliance obligations in the United Kingdom in respect of holding, financing, our remaining operations, and other non-operating entities. Accounting for income taxes requires significant judgment in evaluating the application of complex tax laws across multiple jurisdictions and in assessing positions taken in our income tax returns.

A significant portion of our income tax judgment relates to uncertain tax positions. We record liabilities for uncertain tax positions when it is more likely than not that a tax position will not be sustained upon examination based on the technical merits. For positions that meet this threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the relevant tax authority. Management evaluates interpretations of applicable tax law, administrative practices, precedents, and the expected manner of resolution, including how tax authorities may interpret or challenge the position.

We reassess uncertain tax positions each reporting period and adjust recorded amounts when management’s judgment changes as a result of new information becoming available, such as legislative developments, case law, interactions with tax authorities, or the expiration of statutes of limitation. The ultimate resolution of these matters may differ from our recorded liabilities and could materially affect our effective tax rate in the period in which resolution occurs.

As of March 31, 2026 and December 31, 2025 and 2024, we recorded unrecognized tax benefit liabilities of $30 million, $30 million and $41 million, respectively, which, if recognized, would affect our effective tax rate. We are not currently under examination with respect to income taxes in any of our significant jurisdictions.

Asset Retirement Obligations (“AROs”)

Our asset retirement obligations primarily relate to the required removal of underground fuel storage tanks at the end of their useful lives. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of a long-lived asset at the time an underground storage tank is installed. We estimate the future costs to remove the storage tanks and recognize those costs over the estimated useful life of the tank.

The ARO liabilities are estimates and the actual costs and timing of future cash flows are dependent on future events and market conditions and thus require significant judgments. The estimates are based upon management’s prior experience with removal and normal and customary costs we expect to incur with removal. Examples of removal costs include removal timing, labor and disposal costs, and discount rates. As these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes, we expect the amount of these obligations to change with additional information. As actual outflows can differ from estimates due to changes in laws, regulations, prices, and conditions, the carrying amount of ARO liabilities are regularly reviewed and adjusted. We have not made any material changes in methodology used to estimate future costs of removal in recent years and there were no material changes in our asset retirement obligation estimates during the three months ended March 31, 2026 and 2025 or the years ended December 31, 2025, 2024 or 2023.

As of March 31, 2026 and December 31, 2025 and 2024, we have recognized the current portion of the discounted ARO liability of $40 million, $39 million and $35 million, respectively. We have recognized the non-current portion of the discounted ARO liability of $181 million, $186 million and $165 million on the combined consolidated balance sheets as of March 31, 2026 and December 31, 2025 and 2024, respectively.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2026, December 31, 2025 and December 31, 2024.

Recently Issued and Adopted Accounting Pronouncements

We do not expect that any recently issued accounting pronouncements will have a material effect on our financial position, results of operations or cash flows. Refer to refer to Note 2, Summary of Significant Accounting Policies, within the notes to our audited combined consolidated financial statements as of and for the year ended December 31, 2025 and unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2026, included elsewhere in this prospectus, for a full description of accounting pronouncements recently adopted, and issued but not yet adopted, if applicable.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

We have limited exposure to commodity price risk as a result of the payment and volume-related discounts in certain of our fuel supply contracts with our fuel suppliers, which are based on the market price of motor fuel. Significant increases in fuel prices could result in significant increases in the retail price of fuel and in lower sales to consumers and dealers. When fuel prices rise, some of our dealers may have insufficient credit to purchase fuel from us at their historical volumes. In addition, significant and persistent increases in the retail price of fuel could also diminish consumer demand, which could subsequently diminish the volume of fuel we distribute. A significant percentage of our sales are made with the use of credit cards. Because the interchange fees we pay when credit cards are used to make purchases are based on transaction amounts, higher fuel prices at the pump and higher gallon movements result in higher credit card expenses. These additional fees increase operating expenses. From time to time, we make use of derivative commodity instruments to manage risks associated with an immaterial number of gallons designed to offset changes in the price of fuel that are directly tied to firm commitments to purchase diesel fuel.

Foreign Currency Risk

We transact business globally and are subject to risks associated with changing foreign currency exchange rates. Market risk refers to the risk of loss arising from adverse changes in foreign currency exchange rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows, and future earnings. We operate across the U.S. and Europe, with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, intercompany transfers through a centrally managed cash function or available borrowing under our revolving credit facility. The earnings of certain international operations are expected to be primarily reinvested in those businesses.

The functional currency of most of our international subsidiaries is the local currency. We are exposed to foreign currency risk to the extent that we enter into transactions denominated in currencies other than our subsidiaries’ respective functional currencies (“non-functional currency risk”). Such transactions include affiliate and ad sales arrangements, content arrangements, equipment and other vendor purchases, and intercompany transactions. Changes in exchange rates with respect to amounts recorded in our consolidated balance sheets related to these items will result in unrealized foreign currency transaction gains and losses based upon period-end exchange rates. We also record realized foreign currency transaction gains and losses upon settlement of the transactions. Moreover, we will experience fluctuations in our revenues and expenses solely as a result of changes in foreign currency exchange rates.

We also are exposed to unfavorable and potentially volatile fluctuations of the U.S. dollar, which is our reporting currency, against the currencies of our international subsidiaries when their respective financial statements are translated into U.S. dollars for inclusion in our combined consolidated financial statements. Cumulative translation adjustments are recorded in accumulated other comprehensive loss as a separate component of equity. Any increase or decrease in the value of the U.S. dollar against any foreign functional currency of one of our international subsidiaries will cause us to experience unrealized foreign currency translation gains or losses with respect to amounts already invested in such foreign currencies. Accordingly, we may experience a negative impact on our net (loss) income or other comprehensive (loss) income as a result of changes in foreign currency.

The majority of our foreign currency exposure is tied to Europe. We may enter into derivative instruments that change in value as foreign currency exchange rates change to hedge certain exposures associated with affiliate revenue, the cost of producing or acquiring content, certain intercompany transactions, or in connection with forecasted business combinations. These contracts hedge forecasted foreign currency transactions in order to mitigate fluctuations in our earnings and cash flows associated with changes in foreign currency exchange rates. Our objective in managing exposure to foreign currency fluctuations is to reduce volatility of earnings and cash flows.

Interest Rate Risk

Our debt exposes us to risk of fluctuations in interest rates. Floating rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at higher rates. We manage our debt portfolio to achieve an overall desired proportion of fixed and floating rate debts and may employ interest rate swaps as a tool from time to time to achieve that position.

BUSINESS

Our Mission & Pillars

We pride ourselves on delivering a leading retail experience through a modern and convenient shopping experience across multiple purchase occasions and strive to exceed our customers’ expectations. We seek to provide a “one-stop shop” retail destination through conveniently located stores that offer a full convenience assortment. Our offerings are supported by three core pillars:

•	Convenience: A one-stop destination for Grocery & Merchandise, Foodservice and Fuel, as well as other ancillary services

•	Quality: A commitment to operational excellence, well-invested facilities and a leading customer experience

•	Performance: Continuous investment in efficient operations and advanced technologies, including AI, to drive results

Who We Are

With leading positions in highly attractive markets, Cumberland Farms is one of the world’s largest independent convenience retailers, operating more than 3,200 sites across the United States and Europe as of March 31, 2026. We exist to serve the needs of our customers, and we invest in what matters to them, offering a broad range of great value, high quality products with a focus on convenience and excellent customer service. We have developed a strong brand identity across these attractive markets with an extensive network of stores throughout the United States and Europe. Across these regions, we hold a significant market position, ranking #5 in the United States and #4 in Europe by store count according to the Top 100 Convenience Retailers by NACS as of December 2025 and Straits Research as of December 2025, respectively. We benefit from strong regional presence and density in key geographies, including the Northeast in the United States, and Germany and Benelux in Europe. Our position is supported by strategically located high-volume sites, attractive underlying real estate, curated in-store offerings and a growing Foodservice offering that we believe provides a meaningful opportunity for future revenue and same store margin growth and contributes to a balanced gross profit mix across our fuel and in-store offerings. We believe our brand identity in the United States convenience store industry is strongest in the high-density Northeast market where we operate under our premium positioned flagship Cumberland Farms brand. In Europe, we operate in markets with limited new entrants and high natural barriers to entry, and our competitive position is further reinforced by investments in superior quality operations and customer experience to differentiate us against our competition.

Note: Company site count as of March 31, 2026. Market positioned based on the Top 100 Convenience Retailers by NACS as of December 2025 and Straits Research as of December 2025.

Euro Garages was founded in 2001 with the acquisition of a single site in Bury, England by Zuber Issa who was subsequently joined in the business by his brother Mohsin Issa. The Issa brothers rapidly expanded the business across the United Kingdom through both organic growth and the successful acquisition of businesses and individual sites. The TDR Funds first invested in the petrol forecourt business in 2014 through its acquisition of EFR, which had operations in Benelux, as well as France. EFR subsequently combined with Euro Garages in 2016 to form EG Group. This combination marked the beginning of a significant period of international growth both organically and through acquisitions. From 2018 to 2022, we expanded our global presence through a series of acquisitions, including approximately 760 convenience sites from Kroger, 570 Cumberland Farms sites, 540 sites from Woolworths in Australia and more than 2,000 Esso sites across Italy and Germany, which established a strong platform in key markets.

We have since rationalized our portfolio through strategic divestitures to reduce net leverage and best position Cumberland Farms in the most attractive markets as we focus on the next stage of growth. Between 2023 and today, we have completed several significant divestitures, including the majority of our United Kingdom business for proceeds exceeding $3 billion, the sale of our Italian operations for proceeds exceeding $450 million and the sale of our Australian operations for proceeds of approximately $830 million. The sale of our Australian operations closed on June 30, 2026 and we expect to use the proceeds from such sale to further paydown outstanding indebtedness in the third quarter of 2026. Our French operations are under contract to be sold with expected gross proceeds of approximately $330 million over the period of the third quarter of 2026 to the second quarter of 2027. Additionally, our Parent is currently in the process of divesting its remaining United Kingdom operations. The proceeds from these divestitures have been and will be used to substantially reduce our leverage and cash interest expense, to enhance our credit profile and our ability to invest in organic growth opportunities in our target markets.

We believe our current platform is strengthened by our flexible operating model across the United States and Europe that includes COCO, CONCO and Other.

Note: As of March 31, 2026

We offer a differentiated customer proposition by combining high-quality, prime-location stores with convenient and compelling fuel and in-store offerings. Across our markets, our stores are deeply rooted in their local geographies and serve a meaningful role in the communities in which they operate. Our in-store experience in the United States is supported by a Foodservice platform that is anchored by our proprietary Farmhouse Blend dispensed coffee and other dispensed beverage programs and is complemented by our emerging partnership with Krispy Krunchy Chicken, which we believe provides meaningful room for future Foodservice growth. In the United States these offerings are further strengthened by our growing loyalty program that enables us to engage directly with customers and is designed to build long-lasting relationships. In Europe, our Foodservice offering is broader and is driven by both our partnerships with well-known global brands, such as Burger King, KFC, Starbucks and our proprietary brand Go Fresh Bakery. Outside the store, as mobility needs evolve, we continue to expand both traditional fuel and, where economically appropriate, EV charging, to ensure customers can access a full suite of refueling offerings.

We see substantial near-term growth opportunities across our United States and European networks. Our priorities include strengthening same-store sales and fuel volumes through various initiatives such as a multi-year program to refresh and rebrand our United States portfolio under the premium Cumberland Farms brand, the rollout of various Foodservice initiatives and continued enhancement of our rapidly growing loyalty platform in the United States, as well as rebranding our Grocery & Merchandise stores and Foodservice locations and expansion of alternative Fuel offerings in Europe. We are also focused on improving profitability through targeted operational efficiencies and cost-saving initiatives. While our near-term focus is to further reduce leverage, we expect that, where we can achieve attractive returns, we will continue to selectively expand our footprint through bolt-on acquisitions that complement our existing network and through new-to-industry store development. We are well-positioned to continue to scale, supported by proven capabilities and a strong execution history. Together, these initiatives are designed to support stronger volumes and higher margins, enhance our customer value proposition and reinforce a disciplined approach to sustained value creation.

Recent Financial Performance

We have delivered resilient financial performance through a combination of organic growth, strategic acquisitions, disciplined portfolio optimization, operational execution and investment in our store network. Our geographic and product diversification has increased our financial resilience and reduced group volatility as market conditions differ across our offerings. In our Fuel offerings, while fuel prices and margins can be volatile, industry fuel margins have steadily increased over time, resulting in a more consistent and growing earnings stream that has offset industry volume headwinds related to growing automotive fuel efficiency and fewer miles driven due to the emergence of remote working post COVID. In the first half of fiscal year 2025, we enhanced our United States fuel pricing model, moving to a data-driven pricing approach that incorporates analytical tools, including certain machine learning capabilities, to help us evaluate local market conditions and set competitive prices. We believe this approach has improved our ability to respond to market dynamics and offer competitive pricing to our customers. Inside the store, we have continued to focus on high-margin Grocery & Merchandise and Foodservice offerings concentrating on increasing customer traffic to our sites, supporting sales volume and margin expansion and diversifying our gross profit mix. As part of this disciplined approach, we have focused on reducing our debt through cash flow generation and strategic asset sales. As a result, as of March 31, 2026, our total outstanding debt was $5,788 million, which is a reduction by over $4,200 million since the beginning of 2023 and we intend to further reduce debt with the proceeds from this offering. Due to our prudent capital structure management, we have reduced our interest expense from over $853 million in 2023, to $668 million in 2025, providing incremental cash flow to invest in high-return projects in our core markets.

For the three months ended March 31, 2026, we had net loss of $95 million and Adjusted EBITDA of $137 million. We had a gross profit mix of Fuel (50%), Grocery & Merchandise (31%), Foodservice (10%) and Other (9%) based on gross profit for the first quarter of 2026. For the first quarter of 2026 compared to the first quarter of 2025, we achieved the following financial results:

•

Total fuel gallons totaled 631 million in the first quarter of 2026 and 646 million in the first quarter of 2025. Fuel gross profit was $324 million and fuel margin was 51.3 cents per gallon in the first quarter of 2026. Fuel gross profit increased 27% from $255 million in the first quarter of 2025 and fuel margin increased 11.8 cents per gallon during the same period.

•

Grocery & Merchandise revenue totaled $747 million in the first quarter of 2026 and $723 million in the first quarter of 2025. Grocery & Merchandise gross profit was $204 million in the first quarter of 2026. Grocery & Merchandise gross profit margin was flat from 27.2% in the first quarter of 2025 to 27.3% in the first quarter of 2026.

•

Foodservice revenue totaled $139 million in the first quarter of 2025 and $142 million in the first quarter of 2026. Foodservice gross profit was $66 million in the first quarter of 2026, while Foodservice gross profit margin was 50.4% in the first quarter of 2025 and 46.5% in the first quarter of 2026.

•	Total gross profit was $579 million in the first quarter of 2025 and $652 million in the first quarter of 2026, representing an increase of 13%.

•	Loss before income taxes was $103 million in the first quarter of 2026 as compared to income before income taxes of $4 million in the first quarter of 2025.

•	Adjusted EBITDA was $137 million in the first quarter of 2026 and $102 million in the first quarter of 2025, representing an increase of 34%.

For the year ended December 31, 2025, we had net loss from continuing operations of $145 million and Adjusted EBITDA of $693 million. We had a balanced gross profit mix of Fuel (45%), Grocery & Merchandise (34%), Foodservice (12%) and Other (9%) based on gross profit for fiscal year 2025. From fiscal year 2023 to fiscal year 2025, we achieved the following financial results:

•

Total fuel gallons totaled 2.76 billion in fiscal 2025, 2.84 billion in fiscal 2024 and 2.94 billion in fiscal 2023. Fuel gross profit was $1,208 million and fuel margin was 43.8 cents per gallon in fiscal 2025. Fuel gross profit decreased 4% from $1,252 million in fiscal 2024 and fuel margin decreased 0.3 cents per gallon during the same period. Fuel gross profit remained relatively flat from $1,261 million in fiscal 2023 to $1,252 million in fiscal 2024, with fuel margin increasing 1.2 cents per gallon during the same period.

•

Grocery & Merchandise revenue decreased from $3,432 million in fiscal 2023 to $3,316 million in fiscal 2024 and $3,296 million in fiscal 2025, representing a decline of 3% and 1%, respectively. Grocery & Merchandise gross profit was $914 million in fiscal year 2023, $936 million in fiscal year 2024 and $914 million in fiscal 2025. Grocery & Merchandise gross profit margin increased from 26.6% in fiscal 2023 to 28.2% in fiscal 2024, with a decrease to 27.7% in fiscal 2025.

•

Foodservice revenue was $646 million in fiscal 2023, $639 million in fiscal 2024 and $646 million in fiscal 2025. Foodservice gross profit was $318 million in fiscal 2023, $342 million in fiscal 2024 and $323 million in fiscal 2025. Foodservice gross profit margin increased from 49.2% in fiscal 2023 to 53.5% in fiscal 2024, with a decrease to 50.0% in fiscal 2025.

•

Total gross profit was $2,704 million in fiscal 2023, $2,746 million in fiscal 2024 and $2,675 million in fiscal 2025, representing an increase of 2% from fiscal 2023 to fiscal 2024 and a decrease of 3% from fiscal 2024 to fiscal 2025.

•

Income from continuing operations before income taxes was $437 million in fiscal 2023 as compared to a loss from continuing operations before income taxes of $239 million in fiscal 2024 and $205 million in fiscal 2025.

•

Adjusted EBITDA was $682 million in fiscal 2023, $731 million in fiscal 2024 and $693 million in fiscal 2025, representing an increase of 7% from fiscal 2023 to 2024 and a decrease of 5% from fiscal 2024 to fiscal 2025.

Our Industry

We Operate in the Large and Resilient Convenience Store Industry

We operate in the attractive and growing convenience retail market, totaling over $940 billion across the United States and select European countries. In the United States, our addressable market is approximately $818 billion, while in Germany and Benelux it is approximately $123 billion, based on the State of the Industry Report for 2025 and Straits Research, respectively. Convenience is a critical retail channel for many consumers, offering speed and accessibility across its three primary categories: Grocery & Merchandise, Foodservice and Fuel. In recent years, convenience stores have expanded and enhanced their non-fuel offerings across grocery, merchandise, and foodservice, with an increasing emphasis on higher-margin foodservice, according to Enhancing the Foodservice Offer by NACS. We expect that non-fuel sales will continue to grow as consumers remain focused on convenience and “one-stop” shopping solutions.

The industry is deeply embedded in consumers’ daily lives, as reflected in frequent visitation patterns. According to the State of the Industry Report for 2025, approximately 42% of shoppers visit a convenience store one to two times per week and 37% visit daily. Similar behavior-driven reliance is also evident in Europe, where convenience retail activities align closely with everyday routines. In Germany and Benelux, convenience stores are concentrated primarily in suburban areas shaped by population density and car-dependent shopping patterns, while urban locations are experiencing accelerated growth as cities prioritize accessibility, and highway sites continue to serve intercity travel needs, according to Straits Research.

Our industry is large, highly fragmented, insulated from ecommerce disruption and has historically demonstrated growth and resilience across economic cycles. In recent years it has experienced increasing consolidation by scaled operators, including ourselves. The United States and European markets benefit from shared structural tailwinds, including foodservice expansion, durability of fuel profitability, digital adoption and expansion of adjacent revenue streams.

Collectively, these factors have supported consistent performance over time, including during periods of economic stress such as the Great Recession (2008–2011) and the COVID-19 pandemic (2020–2022) in the United States, and economic contraction and subsequent slowdown in Germany and Benelux, based on the State of the Industry Report for 2025 and Straits Research.

The United States Convenience Store Industry

The United States convenience market is large, growing and structurally resilient. Since 2015, the industry has delivered annualized growth of 3.6%, including 4.2% annualized growth in sales generated from merchandise and foodservice excluding gasoline (“inside sales”) over the same period, according to the State of the Industry Report for 2025. In 2025, United States inside sales surpassed $341 billion, marking the 23rd consecutive year of positive inside sales growth, according to the State of the Industry Report for 2025.

Foodservice sales, which consist of prepared food, ready-to-eat meals, bakery items, as well as hot, cold and frozen dispensed beverages, have been a significant driver of convenience inside sales growth over the past 20 years. In 2025, Foodservice sales represented 28.5% of total inside sales, up nearly 17 percentage points from 11.9% in 2005, and accounted for 38.9% of inside gross margin dollars, according to the State of the Industry Report for 2025. Prepared food, including pizza, chicken, burgers, sandwiches, wraps and salads, was the largest component of foodservice, comprising 73.9% of foodservice sales in 2025 and generating an average gross margin of 56.6%, according to the State of the Industry Report for 2025. Food-forward strategies have increasingly differentiated convenience store brands by driving higher traffic through expanded, higher-quality, and more diverse menu offerings. The benefits of foodservice sales growth are most pronounced among scaled, high-quality operators. The top decile of United States convenience store operators by operating profit generated over 7.6 times the foodservice sales of the bottom decile in 2025, and foodservice sales contribute 46.6% of inside gross profit for these top-performing operators as compared to 8.3% for the bottom decile of performers, according to the State of the Industry Report for 2025.

In-store merchandise sales continue to grow, with all the top ten merchandise categories posting growth in 2025, except for beer and cigarettes, according to the State of the Industry Report for 2025. Convenience stores remain the primary destination for beverage purchases with shoppers citing “thirst” or “wanting something to drink” as the #1 reason to shop the C-store channel, according to the State of the Industry Report for 2025. Packaged beverages accounted for 18.7% of inside sales in 2025, with packaged energy drinks, carbonated soft drinks, sports drinks, and bottled water comprising more than 80% of packaged beverages sales, according to the State of the Industry Report for 2025. Category synergies are significant, with baskets containing beverages averaging 9.8% higher spend than those without, according to the State of the Industry Report for 2025. Together, foodservice and packaged beverages accounted for 61.0% of total inside profit dollars in 2025, according to the State of the Industry Report for 2025.

United States Convenience Store Inside Sales ($ in billions)

Source: The U.S. Convenience Store Count by NACS;

The United States convenience store industry is highly fragmented, a dynamic that disproportionately benefits scaled operators. According to the State of the Industry Report for 2025, as of December 31, 2025, of the approximately 150,000 convenience stores in the United States, 63% are operated by owners with fewer than 10 stores while chains with more than 500 locations represent only 22% of the total store count. We believe this fragmentation advantages scaled operators that can secure favorable fuel and merchandise terms, operate scalable foodservice platforms and implement broad-based loyalty programs, capturing meaningful economies of scale. In addition, the fragmented structure of the United States market creates ongoing opportunities for scaled operators to gain share through the acquisition and integration of smaller, independent operators into their more efficient platforms.

United States Convenience Store Count by Platform Size

Source: The State of the Industry Report for 2025

Convenience stores are the primary point of sale for fuel in the United States, accounting for more than 80% of fuel purchased in 2025, according to the State of the Industry Report for 2025. Fuel has been an important and reliable source of cash flow for operators, supporting continued sector growth through investments in store networks, operational improvements and enhanced consumer offerings. This cash generation has been supported by sustained fuel margin expansion, with industry fuel margins increasing by more than 2.5 times over the last 15 years to 43.7 cents per gallon in 2025, according to NACS CSX Convenience Benchmarking Database, underscoring the sector’s ability to maintain profitability through periods of economic volatility. This margin expansion was driven primarily by a higher marginal breakeven point resulting from rising supply chain, financing, labor and other site-level operating costs, which have disproportionately impacted smaller independent operators.

United States Fuel Volume and Margin Over Time

Source: The State of the Industry Report for 2025

While we expect fuel volumes in our operating geographies to decline gradually over the long term due to improved vehicle efficiency, reduced average vehicle miles traveled and increased adoption of hybrid and EVs, which will be partially offset by continued population growth. We believe scaled operators are structurally positioned to outperform and gain market share. These advantages are driven by higher customer traffic supported by enhanced in-store offerings, expanded loyalty programs, data-driven customer insights and the continued development of EV charging infrastructure. In addition, we believe scaled operators benefit from greater purchasing power and access to advanced retail fuel pricing technology, enabling them to optimize volumes and margins and maximize fuel gross profit dollars. However, these advantages have not insulated operators, including us, from near-term market share volatility. In fiscal year 2025, we experienced a decline in U.S. market share, primarily reflecting a focus on fuel margin optimization relative to volume and market share prior to our strategic pricing reset, as well as increased competitive intensity in our core markets. As a result, while we believe we are well positioned to compete for market share over the long term, our ability to do so may be impacted by competitive dynamics, the execution of our strategic initiatives and broader shifts in consumer behavior.

Despite anticipated gradual fuel volume declines over time, we believe fuel demand remains substantial in the United States, supported by relatively low EV penetration driven by higher vehicle costs, charger installation costs and charging infrastructure gaps. In 2024, EVs accounted for approximately 2.7% of cars in use in the United States as of 2024, according to Our World in Data. While EV adoption has increased, with approximately 8% of total new vehicle sales from EVs in the United States according to Cox Automotive, the pace of adoption has slowed as regulations shift. Under the One Big Beautiful Bill Act (“OBBBA”), the Electric Vehicle Credit previously set to run through 2032 expired on September 30, 2025. As a result, despite strong momentum early in the year, 2025 marked the first year where annual sales and market share of battery EVs declined on a year-over-year basis, according to the United States Energy Information Administration and Omdia. EV adoption also varies significantly by state, with markets offering stronger regulatory incentives and more mature charging infrastructure, such as California, exhibiting adoption rates above the national average. For these reasons, we believe that traditional fuel retailing will continue to be a highly relevant business in the United States.

The European Convenience Store Industry

The European convenience retail market is highly fragmented, with 57% of stores operated by owners with fewer than 10 stores in Germany and Benelux, yet is dominated by a small number of scaled, fuel-focused operators, with the five largest operators accounting for approximately 23% of stores, according to Straits Research as of 2025. Structural barriers to entry, including the scarcity of prime locations and complex permitting processes, materially constrain greenfield development, resulting in advantaged site access for established networks and making acquisitions the primary avenue for expansion. We believe scaled operators are further differentiated by their ability to deliver higher-quality store experiences through broader grocery and merchandise assortments, partnerships with well-known grocery and QSR brands and greater capacity to invest in store upgrades and operational improvements. In addition, scale provides meaningful cost and operating advantages across procurement, logistics, technology, and labor, supporting margin stability and pricing discipline. Together, these dynamics have driven ongoing industry consolidation and create a long runway for further rationalization, favoring scaled operators that are well positioned to capture growth, particularly across higher-margin, non-fuel retail categories.

Germany and Benelux Convenience Store Count by Platform Size

Source: Straits Research

In the European markets where we operate, inside sales have grown at an annualized rate of 3.5% since 2015, with most of the growth being driven by foodservice, according to Straits Research. Similar to the United States, inside sales are a key growth driver in the European convenience market, reflecting a shift in consumer behavior as convenience stores increasingly serve as viable destinations for fresh food offerings, supported by speed and value advantages relative to casual dining restaurants, according to the Global Convenience Markets Performance by NACS. Inside sales growth in Europe has also benefited from regulatory changes affecting tobacco distribution in certain markets. For example, following the Netherlands’ ban on tobacco sales in supermarkets in July 2024, convenience stores experienced an approximate 30% increase in tobacco sales in the subsequent quarter, according to the Global Convenience Markets Performance by NACS.

Germany and Benelux Inside Sales Over Time ($ in billions)

Source: Straits Research

In Europe, EV adoption is advancing more rapidly than in the United States, with EVs accounting for approximately 26% of new car sales in the European Union in 2024, according to the European Environment Agency. However, EVs still represented a relatively small portion of the vehicle fleet, comprising approximately 4% of cars in use in the European Union in 2024, according to Our World in Data. As EV adoption increases from a low installed base, demand for public charging infrastructure has grown meaningfully, with the number of public recharging stations in the European Union countries increasing at an annualized rate of approximately 44% from 2020 to 2025, including year-over-year growth of approximately 20% in 2025, based on data from the European Alternative Fuels Observatory. EV charging typically extends customer dwell time, often exceeding 20 minutes, benefiting full-service convenience operators with strong foodservice and merchandise offerings that can convert increased dwell time into incremental inside sales. At the same time, slower-than-anticipated EV penetration has supported more resilient fuel demand than previously expected. Combined with consistently strong fuel margins, this dynamic continues to support stable and sustainable demand for convenience retail, particularly for scaled operators with established fuel networks and diversified non-fuel offerings.

Germany, Belgium, the Netherlands, and Luxembourg, the four countries where we operate in Europe, have attractive market dynamics including high population density and strong income per capita. Population density across these markets materially exceeds the broader Euro Area average, supporting frequent convenience usage and strong site productivity. GDP per capita is also meaningfully higher than the Euro Area average, which drives strong consumer purchasing power. These favorable market dynamics help support attractive returns on invested capital and a strategy of disciplined network expansion over time.

Our European Markets at a Glance

Source: World Bank

Note: Population density as of December 31, 2023, GDP per capita as of December 31, 2024, Euro Area represents the 21 countries who have integrated their monetary policies under the European Central Bank.

Our Competitive Strengths

A Market Leading, Independent Convenience Retail Operator with a Strong and Scaled Presence in Attractive Markets and Embedded Earnings Opportunity

We are one of the world’s largest convenience retailers, operating more than 3,200 sites across the United States and Europe as of March 31, 2026 with leading positions in highly attractive markets. We rank as the #5 largest convenience store operator in the United States by store count, as of December 2025 according to the Top 100 Convenience Retailers by NACS, with a presence spanning 24 states as of March 31, 2026. We hold the number #4 position in Europe by store count across key markets including Germany and Benelux, according to Straits Research as of December 2025. Our scale helps us deliver more attractive fuel and merchandise contract terms, operational efficiencies including more scalable Foodservice platform, brand recognition, an ability to implement loyalty programs, and other economies of scale. We believe this enables us to deliver a differentiated retail experience across Grocery & Merchandise, Foodservice and Fuel, while our diversified portfolio across leading regions and markets improves our resilience and allows us to maintain profitability through varying business cycles in different geographies. We believe that our scale and market position will allow us to effectively compete and drive growth in our markets.

Our United States sites operate in high density regions, primarily in the Northeast, Pennsylvania, Ohio, Colorado and Florida markets, allowing for higher traffic volumes, attractive unit-level economics, and consistently strong fuel margins. In Europe, our markets are also highly attractive given population density and structural support for fuel margins, while scarcity of quality sites and a regulatory environment that discourages opening new sites create meaningful barriers to entry that reinforce the profitability of our existing operations.

(1) Carrefour Express rebrands to launch in 2028.

Scaled Portfolio Located in Prime Locations with Strong Brand Identity

We believe we offer a highly differentiated, premium experience to our customers owing to our modern store base, a leading service, broad merchandise assortment and high-quality prepared foods program. We pride ourselves on being a “one-stop shop” offering for our customers where they can complete multiple shopping occasions in one convenient location. Our store base is built around a high-quality and large-format portfolio in prime locations that are difficult to replicate, supported by a strategic focus on attractive real estate that enhances operational flexibility.

In the United States, we have an established presence across 24 states as of March 31, 2026 and we rank as the #5 largest convenience retailer operator by site count based on the Top 100 Convenience Retailers by NACS as of December 2025. Cumberland Farms serves as our flagship banner, offering a premium customer experience. Our remaining brands provide extensive regional coverage, create meaningful near-to-mid-term rebranding opportunities and organic growth potential as we continue to focus on growing the Cumberland Farms brand across our existing portfolio. We believe this will improve operating and customer consistency and further strengthen brand equity across our network.

In Europe, our presence in Germany and Benelux provides access to high-barrier-to-entry markets where we benefit from long-established competitive advantages, including a customer-centric approach with multiple offerings and services on-site including partnerships with leading global Foodservice brands such as Burger King, KFC and Starbucks and leading Grocery & Merchandise brands such as Louis Delhaize, SPAR and Cactus.

Our balanced operating model, which includes a significant proportion of COCO sites, supports lean cost structures and operational discipline. Across our key markets, we believe our modern store formats bolster the value proposition for our customers and position us to deliver a compelling retail experience and drive repeat customer visits across high-volume, high-traffic locations.

We believe that convenience stores are also often substitutes for Quick Service Restaurants (“QSRs”) and grocery stores for time-sensitive consumers. The ability to win market share is especially applicable to our stores, which are in both urban and suburban areas. Given these advantages, we believe we are well-positioned to keep expanding our product range and capture market share from other retail formats.

Flexible, high-control operating model

A significant proportion of our sites are COCO, giving us optimal control over the customer experience, and is our preferred model. Additionally, we believe our sites in the U.S. are typically larger than the average industry site in most of the U.S. markets in which we operate, allowing us to generate greater revenue per site. Our COCO business model gives us control over pricing, merchandising, operating quality and the customer experience, while enabling rapid execution of new initiatives. By owning and operating most of our sites, we believe we are maximizing our margin profile, accelerating innovation, and ensuring consistent brand standards across every location, creating a more scalable platform for growth across the United States and Europe. Our model also provides flexibility to opportunistically shift a site’s operation between COCO and CONCO to optimize performance. In addition, our Other sites network has also provided select acquisition opportunities at favorable economics. We have established a proven track record for optimizing our portfolio to ensure our sites operate under the model that maximizes our profitability.

We believe our scale and diversification across select geographies allows us to benefit from cost efficiencies and shared best practices resulting from our global network, which allows us to realize significant economies of scale in operations and through acquisitions, including favorable procurement terms, lower above-site costs as a percentage of sales and favorable working capital levels. In each of the United States and Europe, we seek to minimize our corporate operating expenses and maximize our operations controls through lean and efficient above-site management at our shared service centers, which manage the procurement, finance, human resources, fuel pricing, commercial, information technology, legal and real estate functions across our entire United States and European network.

Led by the Premier Cumberland Farms Brand

Cumberland Farms serves as the premier brand of our United States operations, representing more than 90 years of heritage and deep customer recognition across the Northeast and Florida. The Cumberland Farms brand is central to our growth strategy.

As the largest banner within our United States operations, Cumberland Farms anchors our brand platform with large-format stores averaging approximately 3,500 square feet across eight states in high-density, difficult-to-replicate locations. Following the acquisition of Cumberland Farms in October 2019, we have been able to leverage Cumberland Farms’ award-winning coffee program, food production capability and private label brands, including the Farmhouse brand, to expand our capacity to offer our customers competitively priced alternatives to global and regional brands, increasing the attractiveness and variety of our fresh food offerings and providing us with a greater number of products that are exclusively available from our stores to further differentiate us from our competitors. We are increasingly leveraging the strength of the Cumberland Farms brand in the United States as we strategically and selectively transition away from legacy regional banners and move toward a more unified brand identity. Rebranding creates meaningful opportunities to modernize store formats, improve consistency and elevate the customer experience across our United States footprint. We are targeting rebranding 600 to 700 non-Cumberland Farms sites across our United States network over the next five years.

We have begun rebranding our Tom Thumb sites in Florida and our Sprint sites in Georgia and South Carolina, with 55 and 13 sites completed as of April 2026, respectively. In addition, we completed the conversion of 9 recently acquired Neon stores in the Northeast, which have been fully integrated into the Cumberland Farms network. We are also rebranding 101 Loaf ‘N Jug sites across Colorado to Cumberland Farms through a strategic partnership with a leading fuel distribution supplier. We plan to introduce Krispy Krunchy Chicken into 40 of these rebranded Loaf ’N Jug locations, further strengthening our foodservice offering and driving additional site profitability. We believe the early success of these rebranded sites demonstrates a repeatable rebranding model that delivers a rapid performance uplift when converting regional brands to the Cumberland Farms brand.

We believe the Cumberland Farms brand delivers a premium value proposition centered on convenience, quality and excellent customer service. This positions Cumberland Farms to serve as both the present and future face of our retail strategy in the United States and Europe.

Note: Store information as of March 31, 2026.

A Differentiated Retail Experience with an Integrated Loyalty Platform Driving Higher Engagement and Spend

We believe we deliver a differentiated retail offering that combines Grocery & Merchandise, Foodservice, Fuel and EV charging capabilities, into a single convenient destination. Our curated mix of nationally recognized partners and proprietary offerings is designed to enhance convenience and value. Across Grocery & Merchandise, we leverage both national brands and select regional assortments to maintain local relevance and customer loyalty. Additionally, our assortment of Grocery & Merchandise products in the United States is complemented by Farmhouse, our Cumberland Farms private label brand. Farmhouse assortments include premium ice cream, dairy staples, Farmhouse Blend packaged coffee, snacks, candy and packaged confection and bakery and other everyday grocery products. In the United States, we collaborate with leading Foodservice brands, while in Europe we offer established quick-service restaurant partnerships. In addition, we have our own branded Foodservice offerings, Cumberland Farmhouse Blend dispensed coffee in the United States and Go Fresh Bakery products in Europe. Complementing these categories, we maintain robust fuel partnerships with major global brands including Shell, Phillips 66, Marathon, Esso and Texaco, reinforcing our position as a trusted destination for meeting all our consumer convenience shopping occasions.

SmartRewards, our U.S.-based customer engagement platform, further enhances our differentiated proposition. In March 2025, we launched our enhanced loyalty and SmartRewards platform, on top of the SmartPay mobile app. It is a sophisticated, data-driven loyalty platform that enhances customer engagement in order to drive measurable growth. As of April 2026 we had over 6 million active loyalty members, who have consistently demonstrated higher visit frequency, bigger basket sizes and cross-category purchase behavior. Another component of our rewards program is the P+ program, a tobacco-purchase-based promotional program funded by Altria that leverages consumer purchase data to deliver personalized promotions on Altria products. These programs drive deeper customer relationships through personalized incentives, convenience and seamless digital interaction. As of April 2026, we have over 122,000 P+ members, with membership showing consistent growth. Our data-driven approach, with a long-term focus on customer modeling, allows us to replace a discount-heavy approach with tailored offers. SmartRewards utilizes automation, AI and data analytics to optimize promotional spend allowing us to maintain our premium positioning, support higher basket sizes and fuel volumes, and enable efficient repeat purchasing across channels. From March 2025 through April 2026, our loyalty member transactions represented over 25% of total transactions. Loyalty members have 5% higher average fuel gallons per fill, a 5% higher average inside sale basket per trip and a 49% higher average tobacco basket per trip compared to non-loyalty customers, as measured from March 2025 through April 2026. By integrating loyalty into our broader retail offerings, we expect to strengthen engagement, increase visit frequency and enhance category profitability.

As part of our broader content-driven approach, we recently launched our retail media network in partnership with an aggregator Axonet to execute campaigns with our brand partners in order to maximize our media assets and reach. Our retail media network, paired with our SmartRewards program, helps our category teams and partners collaborate on effective campaigns and promotions, further deepening our relationships, generating brand awareness and driving conversions. We believe our retail media network offers an attractive margin and ancillary revenue opportunity as we continue to scale the program. We currently do not operate a proprietary loyalty program in Europe comparable to SmartRewards.

Strong Foundational Foodservice Capabilities

Our Foodservice platform is anchored by established partnerships with leading brands such as Krispy Krunchy Chicken in the United States and well-known quick-service restaurant concepts across Europe, including Burger King, KFC and Starbucks. These partnerships complement our growing proprietary food and beverage offering, highlighted by Cumberland Farms’ Farmhouse Blend dispensed coffee and other dispensed beverage programs. In the United States, we operate a 431,000 square feet distribution center and 42,000 square feet culinary center where we produce and distribute private label fresh deli, bakery and other non-private label items daily to our Cumberland Farms branded stores. In Europe, we have a well-established and high-margin Foodservice program, which represented 44% of inside gross profit mix in fiscal year 2025. While Foodservice penetration varies across geographies, we believe the category represents a significant growth opportunity, particularly in our United States brands. We believe our strong United States brand and comparatively lower Foodservice penetration compared to our peers create meaningful room for growth as we enhance our fresh food offering. Additionally, our scale and established operational infrastructure provides a strong foundation to expand higher-margin food offerings, increase expanded daypart offerings and elevate the overall in-store experience. As these capabilities continue to mature and we continue to invest and innovate in this category, we see significant upside and expect Foodservice to play a meaningful role in driving gross profit growth, favorable mix and customer loyalty.

Proven Ability to Grow Store Base Organically and Inorganically

We have demonstrated a disciplined approach to both organic and inorganic growth, consistently expanding our footprint across multiple geographies through targeted investments and selective acquisitions. We have executed a disciplined and strategically focused M&A strategy that has transformed our operational scale, geographic reach, and portfolio composition. We have completed numerous large-scale transactions, including Esso in Germany; Kroger’s convenience portfolio and Cumberland Farms in the United States, as well as smaller regional acquisitions such as OMV,

Minit Mart, Sprint Stores, Certified, Fastrac and Schrader Oil, creating a scaled and diversified convenience retail platform across the United States and Europe. Most recently we acquired Coen Markets, which adds 57 well-positioned, farmhouse style COCO stores with 55% owned real estate and 20 Other sites to expand our footprint in Ohio, Pennsylvania and West Virginia. The acquisition has driven immediate returns as opposed to the ramp up period required in a new-to-industry site. As of December 31, 2025, these stores averaged approximately 3,500 square feet and generated a 53% gross profit mix from non-fuel categories, which includes 20% foodservice penetration, for the year ended December 31, 2025. This track record reflects our ability to integrate acquired assets effectively and capture operational synergies, including improved fuel procurement, enhanced inside-store performance and the application of best practices across our network.

In addition to our acquisitions, we have also grown our store base over time through new-to-industry locations. Most recently, in November 2025, we opened a 5,625 square foot Cumberland Farms site in Panama City, Florida. This site features a robust fueling offering, on-site car wash and Krispy Krunchy Chicken.

In both the United States and Europe, we believe that scale offers convenience store operators several advantages, such as improved fuel and merchandise contract terms, more flexible Foodservice options, the ability to launch comprehensive loyalty programs, and other cost efficiencies, and we are well-positioned to be consolidators of choice in the industry.

As such, we intend to selectively pursue tuck-in acquisitions and new-to-industry site development where we can achieve attractive returns to continue to grow our store base. Given our scale and track record of growing our store base, we remain well-positioned to continue disciplined expansion and to capitalize on whitespace opportunities in our existing markets.

(1)	Acquisition of Coen Markets closed on June 1, 2026.

Robust Financial Performance with Attractive Business Mix and Operating Margins

Our Grocery & Merchandise, Foodservice and Fuel offerings complement one another and provide customers with a one-stop solution at most of our sites. The revenue and gross profit from largely nondiscretionary fuel purchases provide us with a stable income stream. This is complemented by the strong margin contribution from our Grocery & Merchandise and Foodservice operations, which also drive increased customer traffic and sales volume at our sites. In addition, our leading global and local market positions and our flexible operating model position us as an attractive partner to popular Grocery & Merchandise and Foodservice brands, which in turn tend to attract increased customer traffic to our network. Overall, we believe we have a well-balanced gross profit mix between non-fuel and fuel operations.

Our diversified business model delivers resilient earnings and attractive margins across Grocery & Merchandise, Foodservice and Fuel. Our diversified footprint reduces our exposure to the economic, political and weather-related risks of any single country or region, providing us with balanced exposure to multiple national economies with different economic cycles and macroeconomic fundamentals. For the three months ended March 31, 2026, we had net loss of $95 million and Adjusted EBITDA of $137 million. We had a gross profit mix of Fuel (50%), Grocery & Merchandise (31%), Foodservice (10%) and Other (9%) based on gross profit for the first quarter of 2026. For the year ended December 31, 2025, we had net loss from continuing operations of $145 million and Adjusted EBITDA of $693 million. We had a balanced gross profit mix of Fuel (45%), Grocery & Merchandise (34%), Foodservice (12%) and Other (9%) based on gross profit for fiscal year 2025.

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Grocery & Merchandise Platform: Our inside-store performance is anchored by strong regional brands such as Cumberland Farms in the United States and leading European banners including REWE Express, SPAR and Louis Delhaize. These programs are complemented by private-label initiatives and loyalty-driven promotions that support consistent sales and margin resilience. Scale efficiencies and centralized supply-chain capabilities further enhance performance, enabling predictable, stable inside-store contribution across market conditions.

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Foodservice Program: Foodservice remains a high-growth and high-margin category within our business. In the United States, Foodservice already represents a meaningful share of inside gross profit mix, with margins expanding as we introduce higher-quality offerings, supported by upgraded preparation capabilities and increasing levels of automation. The largest component of our Foodservice offerings is our Farmhouse Blend dispensed coffee program. We have rolled this out across our banners and it serves as the anchor offer within our SmartRewards loyalty program. In addition to our coffee program, a central component of our Foodservice strategy is the planned rollout of our Krispy Krunchy Chicken partnership to approximately 300 locations by 2028 and to 500 locations by 2030 with the opportunity to accelerate the rollout strategically. The Krispy Krunchy Chicken fried chicken concept has demonstrated compelling unit economics and strong customer response where it has been deployed. This national approach is complemented by brand-led execution across our Cumberland Farms network in the Northeast, where strong proprietary beverage programs and consistently high traffic help us win in key dayparts and build long-term loyalty.

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Fuel Platform: Fuel represents a significant proportion of our overall earnings and is an important element of driving traffic to our sites. To provide the best value for our customers, we maintain strong economies of scale and diversified supplier relationships with major global fuel partners, including Shell, Esso, Texaco and Phillips 66, all of whom have had long-term contractual relationships with us. Our scale and long-term relationships enable us to negotiate competitive fuel supply terms that underpin solid fuel-margin performance. We believe our scale and significant commitments to refiner production output makes us a valuable partner to our fuel suppliers, and that positions us to continue building on our fuel partnerships. We utilize advanced pricing software that optimizes gross profit dollars across a large, geographically diverse footprint. This scaled platform supports consistent fuel contribution, provides operational flexibility and complements the broader retail experience offered by our locations. We also operate a wholesale supply business, EU Fuel, that focuses on strategic and operational fuel supply and distribution in certain markets in Europe.

This multi-category approach provides stability through economic cycles and positions us to capture incremental contribution from higher-value offerings.

Experienced, Operationally Focused Management Team with a Track Record of Growth

We are led by a highly experienced management team with deep investment and execution experience across convenience retail, fuel operations, foodservice and multi-channel merchandising, and have demonstrated a strong return-focused track record of profitable growth and value creation. The leadership team brings decades of combined experience across global consumer and retail businesses, supported by a demonstrated track record of driving operational excellence and executing complex integration strategies. We have continued to strengthen our leadership and governance across the business. We have made several key global senior level appointments in Finance, Accounting, Treasury, Legal, Human Resources, IT and Internal Audit as well as enhancing governance at both the Board and operational level, designed to enable us to successfully execute our long-term strategic objectives. The Nomination Committee of our Board seeks to ensure a robust leadership talent pipeline and succession plans for the Board and senior management are in place to reinforce our commitment to growth.

Our United States management structure is led by executives in Marketing, Operations and Fuel who are responsible for the day-to-day operations of the business. Our European management structure is led by a president and supported by country managers, each with extensive industry experience, responsible for day-to-day operations in Germany and Benelux.

Our current management team has already achieved significant success optimizing the business and operations. The team has successfully repositioned the portfolio through prudent balance sheet and liquidity management, disciplined bolt-on acquisitions and targeted divestitures, while also delivering organic growth initiatives such as expansion of our Foodservice offering and loyalty program. Our experienced management team positions us to execute our growth strategy across our target markets through disciplined portfolio optimization, consistent store-level execution and a balanced approach to strategic expansion.

Our Growth Strategies

Refresh Existing Cumberland Farms Sites to Modernize the Network and Enhance Returns

The Cumberland Farms brand benefits from strong, long-standing brand equity that firmly establishes it as the flagship brand of our portfolio, which we use as the basis of our capital deployment strategy across our stores. To maintain brand integrity, drive growth and maximize returns across the existing Cumberland Farms portfolio of 643 stores as of March 31, 2026, we deploy targeted capital investments through periodic store refreshes. These upgrades modernize locations, bring them up to current brand standards and integrate our latest food and beverage platforms to improve profitability. We prioritize investments using disciplined selection criteria to ensure capital is allocated to locations with the strongest potential for sustainable revenue and earnings growth. We are currently targeting to refresh approximately 60 Cumberland Farms stores annually, with the number of refreshes expected to increase over time as other banners are transitioned to the Cumberland Farms brand.

Rebrand Non-Cumberland Farms Sites to Scale the Flagship Cumberland Farms Brand and Improve Store Economics

We plan to extend the Cumberland Farms brand beyond its historical regional footprint by expanding it across our broader United States network, creating a unified and cohesive brand identity. As part of this strategy, we intend to rebrand most of our remaining banners in the United States to Cumberland Farms, supported by targeted forecourt and in-store upgrades designed to deliver the elevated customer experience associated with the brand.

As of April 30, 2026, we have completed 77 rebrands in the United States. For a cohort of 11 former Tom Thumb stores converted in Florida, with an average of approximately six months of post-rebrand operation and excluding sites impacted by fuel upgrades or road construction, rebranded stores achieved an average increase of approximately 5% in fuel gallons and a 1% increase in inside sales for the month of April 2026, compared to performance of remaining Tom Thumb stores in Florida.

We view conversions of legacy brands to Cumberland Farms as a key lever to drive organic growth and improve store-level profitability. We maintain a robust pipeline of eligible sites and expect to convert approximately 600 to 700 stores across the United States to the Cumberland Farms banner over the next five years, representing an annual rebrand target of approximately 120 to 140 sites. Rebranding a site typically requires relatively low capital investment (approximately $250,000 to $520,000 per site) and generates meaningful increases in transactions and sales across both Grocery & Merchandise and Fuel categories. For our rebranded sites, we target an average return on investment (“ROI”) of greater than 20% with average payback periods of 5 to 6 years that compare favorably to the investment required for new-to-industry stores.

Our U.S. Rebrand and Refresh Pipeline

Illustrative Key Improvements Made in Rebranded and Refreshed Sites and Return Profile

Invest in Underpenetrated and Higher Margin Foodservice Business and Rollout of Krispy Krunchy Chicken in the United States

Foodservice represents a component of inside sales and benefits from favorable category tailwinds. We believe there is significant higher margin whitespace opportunity in the United States for continued Foodservice growth, as it accounted for only 14% of our inside sales in the United States in fiscal year 2025, whereas it accounted for 29% of inside sales for the overall United States convenience retail market in 2025, according the State of the Industry Report for 2025.

Leveraging our strong real estate footprint and strength in operational execution, we are focused on deploying high-quality, margin-accretive foodservice offerings through a curated mix of value-enhancing QSR concepts across our global network. In the United States, a key component of this strategy is our partnership with Krispy Krunchy Chicken, a fast-growing prepared food concept with more than 35 years of operating history and over 3,500 locations. We selected Krispy Krunchy Chicken for its proven ability to drive foodservice sales through a low-labor, capital-light operating model, delivering attractive returns with operational simplicity.

We have begun rolling out the Krispy Krunchy Chicken foodservice offering, with 31 open as of April 30, 2026, and plan to roll out to approximately 300 locations by 2028 and to 500 locations by 2030, with up to 150 sites targeted by year-end 2026. The required investment is approximately $150,000 per retrofit with 1 incremental staff member typically required. Initial results from a cohort of 12 open sites show approximately 6% inside sales uplift and approximately 9% fuel volume increase relative to sites under the same banner and within the same state, as measured by year-over-year changes for the month of March 2026 compared to March 2025 for the cohort of 12 stores that underwent a Krispy Krunchy Chicken retrofit in 2025. For sites continuously open for the six months ended March 2026, Krispy Krunchy Chicken sites averaged approximately $4,500 in weekly sales. At maturity, we target incremental annual gross sales of $300,000 to $400,000 per site at over 50% gross margin.

Krispy Krunchy Chicken Highlights

Our most established Foodservice offering is our beverage program, which represents the majority of our United States Foodservice sales and contributed approximately 5% of our United States inside sales in fiscal year 2025. Cumberland Farms coffee is the strongest component of our beverage program, with120,000+ cups of coffee sold per day under the Farmhouse Blend brand in fiscal year 2025. As we continue to rebrand stores to the Cumberland Farms platform, we expect to extend both the Farmhouse Blend dispensed coffee program and Farmhouse fresh food offerings across a growing store base, increasing the penetration of these high-margin, high-frequency categories, without requiring near-term incremental capital investment.

Our Culinary Center in Westborough, Massachusetts supports our proprietary Farmhouse fresh food offerings and currently operates below full production capacity, representing an opportunity to generate additional operating leverage across our network.

Enhance Technology Led by SmartRewards Rollout in the United States to Drive Organic Growth

In 2025, we relaunched our United States loyalty program, SmartRewards on the PAR Retail platform, which is a leading loyalty program platform purpose-built for convenience and fuel retail, allowing us to deliver seamless enrollment, personalized dynamic offers, and a more data-driven approach to customer interaction. SmartRewards provides customers with promotional savings on fuel and in-store purchases and rewards frequent shoppers through spend and purchase-frequency-based incentives. Following a nationwide promotion beginning in March 2025, membership increased from approximately 300,000 members in March 2025 to over 6 million members as of April 2026.

We view our SmartRewards loyalty program as a meaningful growth driver designed to facilitate increased customer engagement, greater visit frequency, and higher spend across our store network. Customers enrolled in our loyalty program have a measurable positive contribution to our unit economics, because of more frequent visits, larger basket sizes and cross-product purchases. During April 2026, our loyalty member transactions represented over 25% of total transactions. From March 2025 through April 2026, loyalty members demonstrated approximately 5% higher average fuel gallons per fill, a 5% higher average inside basket and a 49% higher average tobacco basket per trip compared to non-loyalty customers. Tobacco consumers represent an opportunity to drive further engagement with our loyalty program, with loyalty member transactions representing 38% of tobacco purchases for the 90 days prior to April 30, 2026.

The growth of our SmartRewards loyalty program has already translated into strong and measurable performance at both the pump and inside the store. Inside sales from loyalty members increased from approximately $8 million, or 4% of U.S. segment inside sales, in March 2025 to $74 million, or 34% of inside sales, in March 2026—representing more than a 770% increase year over year. On the fuel side, loyalty customers accounted for 13 million gallons in the U.S., or 12% of gallons, in March 2025, which grew by over 80% to 25 million gallons, or 20% of gallons, in March 2026. This momentum highlights SmartRewards as an attractive organic growth lever to continue driving both traffic and volume across our store base.

We see an opportunity to further integrate our mobile application as a centralized platform where customers can shop, access members-only offers, and track cumulative savings, which may increase engagement and program stickiness. We also believe that our simplified digital enrolment and referral initiative will result in higher participation from existing and new customers.

We plan to further scale our digital loyalty offering through the rollout of the P+ program, a tobacco-purchase based promotional program funded by Altria, that leverages consumer purchase data to deliver personalized promotions on Altria products. As of April 2026 we have over 122,000 members enrolled in the P+ program. P+ users can stack rewards with tailored SmartRewards incentives achieving greater savings, driving higher purchase frequency, larger basket sizes, and increased customer loyalty. We believe we can further improve penetration of the program through tiered membership rewards, designed to encourage repeat visits and longer-term customer retention.

SmartRewards Highlights

Note: Member count as of April 30, 2026. Loyalty ID reflects loyalty member transactions as percentage of total transactions for the month of April 2026. Average gallons per fill, average inside basket per trip and average tobacco basket per trip compare shopping behavior of loyalty members versus non-loyalty customers over the period from March 2025 through April 2026.

In addition, the customer data collected from our loyalty members, including basket size and purchase patterns, provides valuable insights into purchasing trends, which can be further leveraged to deliver more personalized and targeted offers that result in higher-value transactions and increased spend per visit. We expect the value of the program to compound as we continue to collect and analyze customer purchase data and deploy more targeted promotions, benefiting both our business and our consumer-packaged goods partners, through improved promotional effectiveness.

In early 2025, we officially launched our retail media network in the United States through a partnership with Axonet, enabling us to generate additional revenue at minimal cost by advertising on our pumps and in store supported by our first-hand customer data and loyalty program.

We believe continued investment in SmartRewards, digital capabilities, and retail media offerings will increase basket size, support margin expansion, increase customer loyalty, support penetration and sustained growth in traffic, and further differentiate our brands and customer experience to drive improved long-term store level performance.

Expand and Rebrand Grocery & Merchandise, Foodservice and Alternative Fuel Offerings in Europe

In Europe, our operating model differs meaningfully from the United States, with a greater proportion of CONCO and dealer-operated sites and a clear separation between fuel branding and store branding. Rebranding initiatives in Europe refer exclusively to the Grocery and Merchandise and Foodservice offerings and we currently have no intention in the short- to medium-term to change fuel canopy branding, which remains under established fuel brands such as Esso and Texaco. Under our CONCO agreements, we retain the ability to specify store branding, while for dealer-operated sites we intend to offer rebranding opportunities during contractual renewal periods where we believe such conversions can improve dealer economics, although participation will vary by site.

Grocery and Merchandise store quality in the European convenience retail market has historically lagged the United States, which we believe creates an opportunity to differentiate through branded upgrades and improved customer experiences. Our European growth initiatives follow a similar strategic framework to the United States, with a focus on rebranding stores and expanding Foodservice offerings, while tailoring brand selection and execution to local market dynamics and consumer preference. In addition, given the more advanced state of EV adoption in Europe relative to the United States, we place incremental emphasis on expanding EV charging infrastructure across our European markets.

Our rebranding initiatives leverage the brand equity of leading European grocery partners, such as REWE, to drive customer traffic and strengthen inside sales. In parallel, we are introducing our proprietary Cumberland brand into our European markets. We have a strong track record executing rebranding initiatives in Europe, having refreshed and converted 162 stores in Germany to the REWE Express brand since 2021, as of March 31, 2026. For stores converted between May 2021 and September 2021, Grocery & Merchandise revenue increased by up to 20% by the third year following remodel with an approximately 8% uplift in fuel volumes compared to stores that were not rebranded, demonstrating the value of upgrading store quality and aligning with well-recognized premium grocery brands.

To further differentiate our Grocery and Merchandise offerings in Germany, we plan to rebrand 250 non-REWE Express stores currently operating on CONCO or dealer-operated sites to Cumberland branded stores over the next 5 years, at a pace of approximately 50 stores per year, as well as converting an additional 3 stores to REWE Express in 2026. In Benelux, we have 58 Louis Delhaize branded stores, as of March 31, 2026. We are currently trialing 3 Carrefour Express concept stores in the region. Based on the results of these trials, we plan to either retain our Louis Delhaize branded stores in Benelux or rebrand them to Carrefour Express, with 50 sites potentially convertible in 2028 and the balance of sites in 2029, based on the current end date of our existing partnership with Louis Delhaize in 2027. Our Grocery & Merchandise rebrands are expected to require capital expenditures of approximately €140,000 to €250,000 per site.

Results of Rebranding German Stores to REWE Express

Note: As of December 31, 2025. Uplift as measured by the incremental increase in Grocery & Merchandise revenue or Fuel volume, as applicable, for a cohort of stores in Germany that underwent a rebrand as compared to stores that did not rebrand. Wave 1 stores (4 stores) underwent a rebrand between May 2021 to September 2021, and Wave 2 stores (6 stores) underwent a rebrand between November 2022 and December 2022. There can be no assurance that future refreshes and/or rebrands will achieve similar uplifts in Grocery & Merchandise revenue or Fuel volumes.

Our Foodservice business in Europe is broader and more advanced than in the United States, representing approximately 22% of Europe inside sales in fiscal year 2025. We plan to continue expanding Foodservice across Europe through a dual-track strategy that combines branded QSR partnerships with the rollout of proprietary foodservice concepts. We continue to scale premium branded offerings through partnerships with established QSR brands, including Burger King, KFC and Starbucks, allowing us to broaden customer choice and enhance store quality through capital-light, operationally efficient models.

In parallel, we are expanding our proprietary foodservice platforms, including Go Fresh Bakery, which is delivering strong performance across the Benelux region, and Maxi Fresh Bakery, a new concept currently being piloted at select sites in Germany. Subject to successful trial performance, we plan to roll out approximately 25 Maxi Fresh Bakery locations across Germany over the next five years, at a pace of approximately five sites per year. In the Benelux region, we plan to expand Go Fresh Bakery with 13 new locations in Belgium and the Netherlands in 2026. In the Netherlands, we also plan to rebrand 40 SPAR Bakery locations to Go Fresh Bakery, from 2027 to 2030, at a rate of 10 locations per year. Our Foodservice rebrand and expansions are expected to require capital expenditures of approximately €140,000 to €200,000 per site. Together, these initiatives support increased Foodservice penetration, higher customer traffic, and sustained improvements in margins and long-term financial performance.

Europe’s fuel and EV trends also create opportunities to expand our business by adapting to evolving consumer needs. As of March 31, 2026, we operated 124 sites with 283 EV chargers across Germany and Benelux. To date we have generated an immaterial amount of revenue directly from EV chargers. However, looking forward, we plan to capitalize on higher EV adoption primarily in the Benelux market, and plan to continue expanding our EV charging network, with a target of adding approximately 22 additional chargers in fiscal year 2026 and approximately 20 chargers per year over the next 5 years, subject to available electrical grid capacity. The installation of EV chargers has historically increased customer dwell time, which we believe can drive incremental inside sales, as charging customers tend to visit our stores more frequently and remain on-site longer than traditional fuel customers. Our established presence in Grocery & Merchandise and Foodservice in Europe, together with initiatives to further strengthen these offerings, positions us to capture increased inside sales as consumers spend more time at our locations while charging their vehicles.

Increase Profitability Through Active Cost Management and Performance Management Initiatives

We are also focused on optimizing cash flow through enterprise-wide efficiency initiatives designed to improve store-level operating margins. As part of this effort, we have optimized our procurement function to reduce purchasing costs over time by leveraging our global scale, implementing competitive contract bidding, and conducting vendor reviews. In parallel, we are expanding the use of data analytics at both corporate and site levels to enhance fuel pricing, inventory management, and store rationalization.

Following a comprehensive review of our operations, we relocated our global headquarters from Blackburn, England to Charlotte, North Carolina to enhance global governance initiatives and to better support our growth in the United States. In connection with this transition, we relocated our European shared services operations from Blackburn to Bolton, England. We continue to review operating efficiency at all our shared services sites and intend to continue to reduce costs and improve efficiency over time through increased use of automation tools.

In addition, we have revised and enhanced our corporate incentive compensation structure to better emphasize both measurable short term and long-term financial performance.

Balance Sheet Discipline, Optimizing Cash Flow to Drive Growth

We pursue growth through disciplined investment in our site network and continued development of our retail offerings, while maintaining a focus on balance sheet discipline and reducing leverage over time.

We are now well positioned to optimize the growth prospects of our remaining portfolio and reduce leverage, and we will continue to regularly review our portfolio and concentrate investment in our core markets in the United States, Germany and Benelux.

We have rationalized our balance sheet through a series of repricings and refinancings undertaken to reduce interest costs. In February 2026, following a successful term-loan repricing in July 2025, we completed the refinancing and extension of our Revolving Credit Facility and Term Loan B, which are guaranteed by us and certain of our subsidiaries and related parties outside of our perimeter. These transactions have resulted in a material reduction in our annual interest costs, greater financial flexibility, and unlocked free cash flow, which allows us to invest in growth opportunities.

Grow Our Footprint Through Acquisitions of Value-Enhancing Businesses in Select Markets and Building New Stores in Select Locations

In the near term, our organic investment priorities are focused on rebranding and refreshing our existing store base to enhance our customer’s experience, strengthen brand positioning, growing our Foodservice business and driving performance across the portfolio. Over the medium term, we plan to remain disciplined and highly selective in new-to-industry development, pursuing opportunities only where market conditions and site economics support strong returns and long-term value creation.

In parallel, given the continued fragmentation of the convenience retail market, we will selectively pursue bolt-on acquisition opportunities that are strategically aligned, financially attractive and accretive to our long-term growth objectives. Our acquisition strategy prioritizes assets that strengthen our competitive positioning and generate operational synergies by expanding our customer base, enhancing capabilities, and accelerating growth in key markets. We apply a consistent and repeatable integration framework across acquisitions, including foodservice installation. SmartRewards activation, and the realization of purchasing and other cost synergies, to drive accelerated paybacks and improve store-level profitability. We have a proven track record of acquiring and integrating complementary businesses, as demonstrated by recent bolt-on acquisitions such as the Neon stores in the Northeast, where the strength of the Cumberland Farms brand enables rapid rebranding and productivity uplift, and the Coen stores in Pittsburgh, which provide an attractive infill opportunity between our Northeast and Pennsylvania and Ohio footprints.

The History and Evolution of Our Business

We began our journey as Euro Garages in 2001, when Zuber Issa acquired a single forecourt site in Bury, England and was subsequently joined in the business by his brother Mohsin Issa. From the outset, we built credibility through strategic fuel partnerships with BP, Texaco, and Shell. We then expanded into food and convenience retail through partnerships with SPAR and Subway, later scaling our Foodservice offering through Burger King and Starbucks franchises. These well-known brands enabled us to create a compelling one-stop destination for Grocery & Merchandise, Foodservice and Fuel, and these relationships remain core to our business today. During our first 15 years as Euro Garages, growth was driven primarily by United Kingdom-focused acquisitions, including Esso and Shell sites, expanding our network to more than 350 locations by 2015.

Our transformation into a global platform began in 2016 with the merger of Euro Garages with European Forecourt Retail Group forming EG Group. This transaction added approximately 1,100 sites across Western Europe to our portfolio. As EG Group, we continued to scale rapidly, acquiring more than 2,000 additional Esso sites across Germany and Italy. In 2018, we expanded beyond Europe for the first time, entering the United States through the acquisition of Kroger’s convenience business and Australia through the acquisition of Woolworths’ petrol operations. This phase of growth culminated in the acquisition of Cumberland Farms in the United States in 2019, resulting in a diversified global portfolio of more than 6,600 sites across Europe, North America, and Australia by 2022.

In 2023, the Group made a strategic decision to focus on core geographies, strengthen its balance sheet and reposition its business for the next phase of consistent and sustainable growth in its highest-conviction markets. The Group then embarked on a series of significant divestitures, including the sale of the majority of its United Kingdom business in mid-2023, the sale of its Italian business in 2025, and agreements to sell its Australian business in 2025, its French business and remaining United Kingdom operations in 2026. Following this portfolio transformation, we now operate a more focused geographic footprint across the United States, Germany and Benelux, as well as a unified operating and brand identity.

We are well positioned for our next phase of growth, led by a refreshed management team and an experienced Board of Directors, chaired by Roland Smith. Russ Colaco joined the company as Chief Financial Officer in June 2024 and was appointed Chief Executive Officer in April 2025, followed by the appointment of Mark Segal as Chief Financial Officer in July 2025.

We believe we have a compelling opportunity in the United States to leverage the strength of the Cumberland Farms brand to drive higher site productivity and accelerate growth. This opportunity underpinned the decision to relocate our global headquarters to the United States and to unify the company under the Cumberland Farms name. We believe the next phase of our growth will also be supported by our robust, cash-generative European operations, where we will continue to invest selectively in opportunities aligned with our strategic growth priorities.

Our Sites

Site Operating Models

We have a mix of COCO, CONCO and Other sites. Our different models provide strategic flexibility and result in different sources of revenue generation and require different levels of capital investment. Our operating models can be described in more detail as follows:

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COCO sites are directly managed by us, and we control all aspects of the performance and maintenance of the sites. Under the COCO model, our revenue reflects the income received from sales of our Fuel, Grocery & Merchandise and Foodservice products and services and our cost of goods sold reflects the cost of our Grocery & Merchandise, Foodservice and Fuel products and ancillary services. The COCO model is our preferred operating model in most countries. Through this model, we have an opportunity to control important factors that have a direct impact on the customer experience and profitability of each site, such as better customer service, site layout and quality, product and service offering selection, fuel and non-fuel pricing policies, staff scheduling and cost control. The COCO model in key, high-throughput sites is historically more profitable than our other operating models, as it allows us to capture full profit margins at any given site.

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At CONCO sites, the dealer, franchisee or third-party retailer is responsible for all non-fuel operations, as well as the operating costs associated with the management of the site. We remain responsible for any capital and maintenance costs associated with the fuel equipment, and in some instances, we have a consignment arrangement for fuel inventory. Under a consignment arrangement, fuel revenue from the site reflects the income received from the sale of fuel products to the end customer. A commission on fuel sales is payable by us to the dealer. In some of our dealer-operated sites, we receive a commission on Grocery & Merchandise products sold by the dealer to the end customer. Fuel revenue from retailer operated sites reflects the income received from the sale of fuel products to the end customer. A commission on fuel sales is also payable by us to the retailer. The retailer also pays us rent, which we record as other income.

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Other sites are owned and operated by a dealer or third-party retailer who has full responsibility for the performance and maintenance of the site. All fuel and non-fuel sales, operating costs and capital expenditure are incurred by the dealer or retailer, unless we agree to pay certain maintenance expenses on the assets or property we own. We either have a fuel supply arrangement in place with the dealer, or, alternatively, the fuel supply is on a consignment basis. Under a consignment arrangement, fuel prices may be set by us, and the fuel revenue from ‘other’ sites reflects the income received from the sale of fuel products to the dealer or retailer. A commission on fuel sales is payable by us to the dealer or retailer. Under a non-consignment arrangement, fuel revenue from such site reflects the income received from the sales of fuel products to the dealer or retailer at a price set by the dealer, retailer or operator and established in an agreement. In certain of our dealer-owned sites, we receive a commission on convenience retail products sold by the dealer to the end customer. The costs associated with transportation of fuel to the sites are borne by us and included in our distribution costs.

Site Count by Operating Model as of March 31, 2026
Operating Model	United States	Europe	Total
COCO	1,400	714	2,114
CONCO	63	514	577
Other	0	551	551

Total	1,463	1,779	3,242

Our Brands

Our Proprietary Brands

Cumberland Farms is our proprietary brand with the largest footprint of 643 sites in the Northeast and Florida in the United States as of March 31, 2026. Founded in 1939 in Cumberland, RI, Cumberland Farms has strong brand equity and presence in the United States, particularly in the Northeast.

In addition to Cumberland Farms, we operate 10 proprietary brands in the United States including Turkey Hill, Loaf ‘N Jug, Certified, Tom Thumb, Kwik Shop, Minit Mart, QuikStop, Fastrac Coen Markets and Sprint. These brands are regionally focused and have strong brand equity with the population of those areas. We acquired many of these United States brands as part of our acquisition of Kroger’s convenience store business in 2018 and Cumberland Farms was acquired in 2019. Coen Markets was acquired in 2026.

Cumberland Farms’ established brand equity supports its role as our flagship brand as we expand it beyond a primarily regional footprint.

To maintain brand integrity, drive growth and maximize returns across the current Cumberland Farms portfolio of 643 sites, we deploy targeted capital investments through periodic site refreshes. These upgrades modernize locations, bring them up to current brand standards and integrate our latest food and beverage platforms to improve profitability. We prioritize investments using disciplined financial and portfolio criteria to ensure capital is allocated to locations with the strongest potential for sustainable revenue and earnings growth. We target approximately 60 Cumberland Farms site refreshes annually, with the number expected to increase over time as other brands are transitioned to the Cumberland Farms brand.

We plan to expand the Cumberland Farms brand in the United States and to introduce our propriety Grocery and Merchandise store brand Cumberland in Europe, unifying our portfolio around a single, cohesive brand identity. In the United States, where we own and retain direct operating control over the majority of our stores, we are able to take a disciplined and thoughtful approach to rebranding, selectively converting sites that are well positioned regionally to our flagship Cumberland Farms brand. As part of this strategy, we are upgrading our store base to align with the quality and customer experience associated with the Cumberland Farms brand. We maintain a robust pipeline of rebranding opportunities and plan to continue pursuing conversions selectively and with financial discipline, guided by site-level economic analysis. Over the next five years, we target rebranding approximately 600 to 700 sites across the United States, at a pace of approximately 120 to 140 stores per year.

In Europe, our operating model differs meaningfully from the United States, with a greater proportion of CONCO and dealer operated sites. Under our CONCO agreements, we retain the ability to specify store branding, while for dealer-operated sites, we intend to offer rebranding opportunities to the Cumberland brand during contractual renewal periods where we believe such conversions can improve dealer economics, although participation will vary by site. Based on this framework, we have identified a rebranding opportunity across approximately 450 CONCO sites and 400 Other sites and are targeting the conversion of approximately 50 stores per year to the Cumberland brand.

For proprietary foodservice, in the United States, following the acquisition of Cumberland Farms, we have been able to leverage Cumberland Farms’ award-winning coffee program, food production capability and private label brands, including the Farmhouse brand, to expand our capacity to offer our customers competitively priced alternatives to global and regional brands, increasing the attractiveness and variety of our fresh food offerings and providing us with a greater number of products that are exclusively available from our sites to further differentiate us from our competitors.

In Benelux, we own the Go Fresh Bakery brand, which offers coffee, fresh pastries and sandwiches along with warm food items. We plan to expand our Foodservice footprint by opening 13 new Go Fresh Bakery locations across Belgium and the Netherlands in 2026. In addition, in the Netherlands, we also plan to rebrand 40 SPAR Bakery locations to Go Fresh Bakery between 2027 to 2030, at a pace of 10 locations per year. In Germany, Lekkerland, a subsidiary of REWE Group, owns the rights to the Go Fresh Bakery brand. As a result, we have developed the Maxi Fresh Bakery brand as a new proprietary bakery concept for locations where we do not operate REWE Express stores. Maxi Fresh Bakery is currently being piloted at select sites in Germany, and subject to successful trial performance, we plan to roll out approximately 25 new Maxi Fresh Bakery locations across our German network over the next five years, at a pace of approximately 5 sites per year.

Our Brand Partnerships

Across our markets in Europe and the United States, we have established long-term strategic partnerships with well-known regional and global retail brand partners to deliver Grocery & Merchandise, Foodservice and Fuel offerings that satisfy our customers’ evolving expectations. Brands are deployed on a site-by-site basis through a selection process driven, in part, by local and regional tastes and preferences.

As a result of the scale and quality of our network, and our strong track record as convenience store operators, we are able to attract well-recognized global and regional brands to partner with us. For instance, we partner with fuel brands such as Esso, Shell, and Texaco, well-known Grocery & Merchandise brands such as SPAR, REWE Express, Cactus and Louis Delhaize, globally recognized Foodservice brands such as Burger King, KFC and Starbucks in Europe, and well-known foodservice brands such as Krispy Krunchy Chicken in the United States.

These partnerships are central to our strategy to enhance the attractiveness of our sites and drive consistent customer traffic. By leveraging the strong brand recognition and loyal customer bases of our partners, we are able to attract consumers efficiently without significant upfront investment in marketing or brand development. This approach improves site economics while enabling us to allocate capital and resources toward operational excellence and growth.

Store Footprint

As of March 31, 2026, our retail network consists of 3,242 sites across the United States, Germany and Benelux. We operate our network under the number of high-quality banners in our portfolio, with many banners maintaining strong regional brand equity and footprints and utilize multiple operating models to best suit a site’s circumstances. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators—Store Count by Operation Model” for additional information.

United States

Our 1,463 sites in the United States as of March 31, 2026 are distributed across the country with high concentration in the Northeast and Florida with a growing footprint in other regions. We own and operate almost all our United States sites with 96% under the COCO model.

Europe

Our 1,779 European sites, as of March 31, 2026, are distributed across 4 countries and are a mix of COCO, CONCO and Other sites. Our ability to use different operating models provides us with flexibility to tailor our approach to the requirements of each specific site, expand our non-fuel offerings, and adjust our capital expenditure and other costs accordingly.

Our Products and Service Offerings

Our goal is to meet our customers’ needs across the segments of convenience, Grocery & Merchandise, Foodservice and Fuel, while providing a leading customer experience and creating a one-stop destination for our customers. With our extensive network, we can leverage our scale and strong relationships with our suppliers and partners to achieve this goal.

Grocery & Merchandise Operations

United States

We operate 1,459 Grocery & Merchandise sites in the United States as of March 31, 2026, representing substantially all our outlets in the country. In the United States we operate these sites under our range of convenience banners and offer products across packaged food, dispensed and packaged beverages, candy, snacks, tobacco and other nicotine products, alcohol and popular grocery staples.

Our assortment of Grocery & Merchandise products in the United States is complemented by Farmhouse, our Cumberland Farms private label brand. Farmhouse assortments include premium ice cream, dairy staples, Farmhouse Blend packaged coffee, snacks, candy and packaged confection and bakery and other everyday grocery products.

Key Proprietary Banners as of March 31, 2026(1)
Brands	Number of Sites	Region
Cumberland Farms	643	Northeast, Florida
Turkey Hill	255	Pennsylvania & Mid-West
Loaf ‘N Jug	139	Mountain West
Tom Thumb	60	Southeast
Kwik Shop	112	Mid-West
QuikStop	93	West Coast
Certified	59	Mid-West
Fastrac	52	New York
Sprint	22	South Carolina
Minit Mart	24	Missouri

(1)	Does not include 77 sites in the Pennsylvania and Ohio regions acquired in the Coen Markets acquisition, which closed on June 1, 2026.

Europe

We operate 532 Grocery & Merchandise sites in Europe as of March 31, 2026, representing approximately 30% of our sites. Our European Grocery & Merchandise offerings are primarily operated through brand partnerships with retailers like SPAR, REWE and Cactus. These brands attract customers to our sites because of their established reputation in retail and grocery.

The terms of our partnership with Louis Delhaize expire in 2027, after which we plan to either retain our Louis Delhaize branded stores in Benelux or rebrand them to Carrefour Express, with 50 sites potentially convertible in 2028 and the balance of sites in 2029.

For COCO stores, based on our relationships and agreements with our brand partners, we also have flexibility to control the selling prices of our Grocery & Merchandise products, including prices above the retail prices recommended. For non-COCO stores, we suggest prices, but the store operator makes the ultimate decision.

Grocery & Merchandise Partnerships as of March 31, 2026
Brands	Number of Sites	Region
SPAR	170	Netherlands
REWE Express	162	Germany
Louis Delhaize	58	Belgium
Cactus	9	Benelux

Foodservice Operations

United States

The largest component of our Foodservice offerings is our Farmhouse Blend dispensed coffee and other dispensed beverage programs. We are rolling these programs out across our banners, and our beverage program offerings serve as the anchor offer within our SmartRewards loyalty program. To expand our food offerings and capitalize on fast-moving trends in Foodservice, we have partnered with Krispy Krunchy Chicken to target bringing freshly prepared fried chicken to 500 sites over the next 3 years.

Foodservice Partnerships as of March 31, 2026
Brands	Length of Partnership	Number of Sites	Region
Krispy Krunchy Chicken	1 year	23	New England Region & Southeast

Europe

The majority of our European Foodservice operations are through brand partnership and franchise agreements with partners such as Burger King, KFC and Starbucks, supplemented by our proprietary Go Fresh Bakery brand across 62 sites in Benelux. At our Go Fresh Bakery locations, we focus on creating a modern Foodservice bakery and restaurant with items prepared on-site, including snacks and fresh orange juice, and leveraging customer footfall at our sites where these Go Fresh Bakery outlets are located.

Much like our Grocery & Merchandise relationships, based on our relationships and agreements with our brand partners in Foodservice, we have flexibility to control the selling prices of our Foodservice products, including at prices above the recommended retail prices.

Foodservice Partnerships as of March 31, 2026
Brands	Length of Partnership	Number of Sites	Region
Burger King	14 years	27	Germany, Benelux
KFC	8 years	24	Germany, Benelux
Starbucks	14 years	12	Benelux

Fuel Operations

In fiscal year 2025, we sold 2.8 billion gallons of fuel, generating $11.9 billions of revenue. As of March 31, 2026, we operated 3,144 fueling stations in the United States and Europe. We have dedicated fuel pricing teams that monitor fuel prices in real time in the United States and Europe. Our fuel pricing teams receive daily updates from each site on local competitor prices, cost targets, historical records per site and the impact of cost movements on volume to set daily prices. The daily prices are then communicated to the site managers. Our pricing teams are supported by analytical tools that help them evaluate market data and respond to changing conditions, while live volume data helps us optimize our fuel inventory management and control working capital.

United States

As of March 31, 2026, we operated 1,399 fueling stations in the United States. We sold 1.5 billion gallons of fuel in the United States in fiscal year 2025. Approximately 96%, by volume, of our fuel sales in the United States are unbranded. We also sell a small portion of our United States fuel volume under motor fuel partnerships with Phillips 66, Marathon and Shell for select sites in the United States for the remaining 4% of the United States’ volume.

Fuel prices are a significant driver of competition in the convenience industry and are driven by a variety of factors, with input costs the most material. Within these parameters, historically we have had more freedom to set prices as we control retail fuel pricing at all of our sites in the United States regardless of operating model.

We enter relationships with fuel suppliers whereby we commit to purchasing certain minimum quantities of fuel in order to benefit from better pricing. We purchase fuel for each brand directly from the relevant major fuel producer and/or refiner. Typically, at the end of each fuel supply contract period, we are able to change fuel suppliers and negotiate key terms such as price, payment and delivery terms and minimum volumes. We believe that our long-term relationships with our fuel suppliers reduce our exposure to re-contracting or termination risks. In the United States, when we enter unbranded contracts, we typically negotiate a twelve-month fuel supply contract. In Europe, the average length of our branded wholesaler agreements is greater than five years.

Key Fuel Partnerships as of March 31, 2026
Brands	Length of Partnership	Number of Sites	Region
Irving Oil	10 years	400	Northeast
Global Petroleum	10 years	250	Northeast
Marathon Petroleum	10 years	150	United States
Shell	8 years	100	United States

Europe

As of March 31, 2026, we operated 1,745 fueling stations in Germany and Benelux. We sold 1.3 billion gallons of fuel in those markets in fiscal year 2025. We sell motor fuel primarily under the Esso and Texaco brands in Europe.

In Germany, while we supply fuel and set pricing across all sites regardless of operating model, the lower proportion of COCO locations results in lower realized fuel margins, as commissions are paid to third-party dealers, franchisees, or retailers at non-COCO sites. In the Benelux region, we set fuel prices at our COCO and CONCO sites, while fuel pricing at Other sites is determined by third-party dealers, franchisees, or retailers, subject to applicable regulatory constraints. In Belgium and Luxembourg specifically, government-mandated maximum pricing further limits market-wide pricing flexibility. Within these frameworks, we have historically maintained greater pricing flexibility at our COCO sites, which represent approximately 40% of our European network, particularly at manned locations with integrated Grocery & Merchandise and Foodservice offerings. We believe that strong Grocery & Merchandise and Foodservice propositions at these manned sites create a “halo effect” increasing customer footfall and fuel volumes and enabling us to sustain higher pricing and fuel margins relative to less differentiated locations

In order to increase customer footfall and sales volumes, we also accept fuel cards issued by third-party card issuers (such as DKV, Wex and UTA), including through cross-acceptance agreements. Based on our agreements with these third parties, some fuel cards are accepted across our various regions, while others are only accepted in specific countries. We also operate a loyalty program in the Netherlands, under which customers accumulate points for all purchases made, which entitles them to discounts on their future purchases.

Key Fuel Partnerships as of March 31, 2026
Brands	Length of Partnership	Number of Sites	Region
Esso	14 years	1,372	Germany, Benelux
Texaco	22 years	135	Benelux

Other Offerings including EG Fuel

In addition to our core products and offerings we provide certain ancillary products and services, which we believe represent attractive cross-selling opportunities, complement our main business activities and allow us to further diversify our sources of revenue. These products and services include car washes, EV charging, lottery, ATMs, Bitcoin, retail media network, games of skill, rental income and income from our EG Fuel business.

EG Fuel

EG Fuel, our wholesale fuel supply business, is responsible for managing our strategic and operational fuel supply chain activities in our Benelux businesses. EG Fuel currently manages the purchase, storage and distribution of ground fuels sold across our fuel filling station sites as well as sales to third-party wholesale and business-to-business customers and fuel suppliers. In addition, EG Fuel sells lubricants to customers such as car dealerships and small and medium- sized businesses in the Netherlands and Belgium. EG Fuel manages fuel purchases in Europe, including through our own fuel terminal network across Benelux. EG Fuel typically manages all fuel replenishment planning in-house with a mandate to optimize distribution costs, working capital and business continuity, considering seasonality and local demands.

Our planning tools read stock levels in a fuel tank electronically, which allows us to “push” products, balance inventory and manage working capital. We are able to track in real time where trucks are on the road in order to advise sites of estimated arrival times as well as make any last-minute changes if required. Our on-board truck computers can e-mail or print proof of delivery documents as soon as the delivery is complete.

EG Fuel typically partners with third-party haulers under three-to-five year contracts. We typically outsource our fleet, other than in the Netherlands, where we have a hybrid model comprising of a third-party fleet and our own fleet. Our own fleet of trucks mainly serves our business-to-business fuel customers but also serves our own sites. We have sought to strategically reduce our fleet size in recent years, through improved planning and optimization, by renewing fleet age and capacity and by adapting the above-described model based on optimal cost.

In fiscal year 2025, other offerings, including EG Fuel, were $0.5 billion of sales and $0.2 billion of gross profit.

Electric Vehicle Charging Stations

We have been building our EV charger infrastructure across our markets in Europe. As of March 31, 2026, we operated 283 electric chargers across 124 sites in Germany and Benelux. We also operated 78 chargers across 13 sites in the United States. Key to our EV charging point strategy is EVpoint – our proprietary branded, ultra-fast EV charging proposition that we believe has the potential to become one of Europe’s leading charge point operators. Our focus is to use our existing forecourt space to create a network of ultra-fast enroute charge points for our highway and roadside locations, as well as creating “destination” charge points that provide fast charging at locations where customers are likely to spend an extended period, such as malls and large supermarkets. For our roadside convenience store sites, we believe the ultra-fast chargers provide convenience and rapid charging to time-constrained customers, as well as an attractive destination to explore our Grocery & Merchandise and Foodservice offerings.

The performance of our trial EV chargers has provided us comfort EV chargers provides a reasonable business case for a broader roll out. We generated an immaterial amount of revenue directly from EV chargers in the three months ended March 31, 2026 and 2025 and fiscal 2023, fiscal 2024 and fiscal 2025, however, our EV chargers create a “halo effect” by driving increased customer footfall to our locations. These chargers are typically concentrated at high-traffic, population dense locations, usually highway sites, that also have well-developed Grocery & Merchandise and Foodservice offerings. We have found that the presence of EV chargers in these locations helps drive increased customer footfall for such other offerings as well, since customers spend time at the forecourt while their vehicle is being charged. This supports increased site revenues of our EV charging stations, and we believe this provides us with an advantage over standalone electric charge point providers that do not have the advantage of our large and well-developed forecourt network. Similarly, we have also found that our EV chargers that are on well-developed forecourts benefit from higher utilization, since customers who visit the forecourt using EVs will often use that time to top-up their charge.

To capitalize on higher EV adoption in Europe and the associated economic returns, we plan to continue investing in the expansion of our European EV charging network. Our investment decisions are driven primarily by financial return thresholds and our ability to access and connect to utility infrastructure. Connecting to utility infrastructure is a critical issue that is outside of the Company’s control and varies by country in the markets in which we operate. Our ability to economically access the electrical grid is often the primary determining factor in whether to proceed with an EV investment or not. In fiscal year 2026, we target the addition of approximately 22 new chargers across Belgium and Germany, followed by approximately 20 additional chargers per year from 2027 through 2030, subject to available utility infrastructure and electrical grid capacity.

By contrast, given the lower rate of EV adoption in the United States and the associated lower economic returns, EV charging remains a lower priority within our United States capital allocation strategy. United States EV users predominantly charge their EVs at home, resulting in lower charger utilization rates and weaker site-level returns. However, where potential investments meet our financial return thresholds, we would selectively consider EV charging opportunities in the United States.

Rewards Programs

In 2025, we relaunched our United States loyalty program, SmartRewards in partnership with PAR Retail. which is a leading open commerce loyalty program platform purpose-built for convenience, food and fuel retail.

Partnering with them allowed us to revitalize and scale our rewards program quickly and extensively without requiring internal operational buildout. The data we accumulate from SmartRewards on customer shopping patterns from the program allows us to better understand the individual preferences of our guests, deliver instant personalized value, measure the effectiveness of promotions, and implement learnings rapidly. Our loyalty platform data helps our category teams and partners collaborate on effective campaigns and promotions, further deepening our relationships.

Loyalty users have historically generated higher purchasing value than non-loyalty users through increased fuel visits and inside sales. After relaunching SmartRewards in March 2025, we increased our membership base to over 6 million users as of April 30, 2026. As of April 30, 2026, our loyalty member transactions represented over 25% of total transactions. Loyalty members have 5% higher average fuel gallons and a 49% higher tobacco basket compared to non-loyalty customers for the month of April 2026.

Another component of our rewards program in the United States is the P+ program, a tobacco-purchase-based promotional program funded by Altria that leverages consumer purchase data to deliver personalized promotions on Altria products.

We currently do not operate a proprietary loyalty program in Europe comparable to SmartRewards. Instead, the largest loyalty program across our European network is the Esso Card which customers can use when fueling and making in-store purchases. The Esso Card is supported across our networks in Germany and the Benelux. In addition, we participate in the Cactus loyalty program in Luxembourg, which is valid across Cactus supermarkets and convenience stores both within and outside our store network.

Grocery & Merchandise and Foodservice Suppliers and Distribution

We own and operate our shared service center in Westborough, MA where we produce and distribute our proprietary prepared food and private label products, as well as distribute non-private label products.

We have established long-standing relationships with a broad network of merchandise suppliers across both the United States and Europe. These relationships support the efficient sourcing and distribution of Grocery & Merchandise and Foodservice products across our sites. We are not substantially dependent on any single supplier or supply arrangement, nor do we believe that the loss of any individual supplier would result in material disruption to our supply chain or adversely affect our ability to operate the business.

Employees

As of December 31, 2025, we had 32,252 employees located across the regions in which we operate. Full-time equivalents are calculated based on an analysis of the number of hours worked as of December 31, 2025 for which individual personnel were actually paid, based on an assumed working week of forty hours and either four-or five-week months. Of these employees, approximately 15,655 (or 49%) are located in Europe, and approximately 16,597 (or 51%) are located in the United States.

Considering the seasonal nature of our industry, we also maintain a flexible workforce, including hourly, part-time and temporary workers, which allows us to adjust staffing levels on relatively short notice to match anticipated demand at our sites.

We aim to be an employer of choice and are committed to ensuring colleagues are respected and their views are valued. We keep an anti-bullying and anti-harassment policy, which is part of our employee handbook. We maintain appropriate training and colleague communication programs and closely monitor employee activities to ensure that both strategy and colleague engagement are aligned to keep us at the forefront of a competitive marketplace.

Works Councils and Trade Unions

We cooperate with local trade unions and work councils in countries where trade unions and/or work councils are active. In these jurisdictions, we normally have framework agreements, tariff contracts or other general agreements in place, which are agreed through discussions with the works councils and consider local labor laws. These agreements govern, among other things, working conditions, working hours and the definition of tariff groups. These agreements can be negotiated for a limited or unlimited term and can be cancelled by either party in favor of renegotiation.

We believe we have good relationships with our employees and open and constructive working relationships with such employee representation bodies across our various regions.

Employee Benefits

We operate various post-employment schemes across the Cumberland Farms companies, including both defined benefit and defined contribution plans, including a retirement benefit plan, jubilee benefits for long years of service, a bridge pension plan for employment terminated by us before the normal retirement date and other termination benefits payable when an employee accepts voluntary redundancy in exchange for certain benefits.

Insurance

Cumberland Farms-wide insurance coverage includes policies for risks associated with our business, including with respect to certain types of environmental liabilities. These policies provide insurance cover for material property damage, material accidents and material business interruption, in addition to standard corporate insurance, including crime, cyberinsurance and directors and officers’ insurance.

We believe that our insurance coverage is sufficient for the risks associated with our operations and that our policies are in accordance with customary industry practices. However, there can be no guarantee that the coverage we maintain will be sufficient to cover the cost of defense or other damages in the event of a significant claim. The nature of our business exposes us to various liability claims which may exceed the level of our insurance.

Information Technology

We own, operate and continue to invest in multiple IT systems, including servers, software products and licenses and networking equipment located in multiple locations such as at tier 1 cloud providers, private data centers, our offices and our sites. Our IT enables the management of products, pricing levels and stock as well as the recording of sales, payments, including upcoming contactless payment systems, and waste levels for all of our sites. For example, we operate our own pricing system using our Price Advantage software which we have improved with our own algorithms based on the data we collect from our network of sites. Using own system of adapted pricing software in this way allows us to control fuel retail pricing centrally, monitor fuel prices in real-time and adjust margins in line with volume gains and losses. It also allows us to set daily site prices based on local competitor prices, price per gallon targets and historical records per site on the impact of price movements on volume. We then use our technology to automate prices for display on signs at integrated PFS sites in minutes. Using our own system with our algorithms also provides operators with analytics capabilities to better understand prior pricing behavior of suppliers and competitors and forecast future market movements.

Central reporting provides our management with tools and reports to oversee our business operations. Network and security engineers are employed (on a full-time basis) to design, build, maintain and monitor our network and IT security position. We use SAP Success Factors and site time and attendance biometric systems to manage and monitor staff utilization, schedules and costs. For disaster recovery, we backup and replicate to alternative locations. We have invested in the latest products from SAP ServiceNow and Microsoft to enhance the capabilities in the technology systems.

See the section titled “Risk Factors—Risks Relating to Legal, Regulatory and Tax Matters—Our failure to adequately protect our sensitive information and operational technology systems and critical data and our service providers’ failure to protect their systems and data could have a material adverse effect on us.”

Intellectual Property

Intellectual property is an important component of our business. We rely on a combination of trademark, copyright, trade secret and other intellectual property and unfair competition laws, as well as contractual provisions and restrictions, to establish and protect our intellectual property rights.

We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in the United States and other jurisdictions around the world. We pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. We also register domain names for certain websites that we use in our business, such as www.eg.group and www.cumberlandfarms.com, as well as similar variations to protect our brands and marks from cybersquatters. We continually review our development efforts to assess the existence and registrability of new intellectual property.

We also rely on trade secrets, know-how and other confidential proprietary information, which we seek to protect by, among other methods, entering into confidentiality and proprietary rights agreements with our consultants, contractors and business partners where we deem appropriate. We intend to pursue additional actions to establish and protect our intellectual property rights to the extent we believe it would be beneficial and cost effective.

See the sections titled “Risk Factors—Risks Related to Our Market and Our Business— Failure to obtain, maintain, protect, defend and enforce our intellectual property rights could adversely affect our business, financial condition and results of operations,” “Risk Factors—Risks Related to Our Market and Our Business—The confidentiality and/or invention assignment agreements that we enter into with our consultants, contractors and other third parties with access to our confidential information or involved in the development of intellectual property for us may not provide meaningful protection for our trade secrets or other confidential information or intellectual property, which could adversely affect our business, financial condition and results of operations;” and “Risk Factors—Risks Related to Our Market and Our Business—Intellectual property infringement claims or litigation could result in reputational damage and significant costs, and could adversely affect our business, financial condition and results of operations.”

Regulation

Our operations are directly subject to, and indirectly affected by, extensive regulation that varies from country to country and region to region. These regulations govern, among other things, environmental, health and safety protection, EV charging-related regulations, food safety and labeling regulations, age-restricted products, product quality, employee representation, minimum wage laws, privacy and data protection, and tax laws in Europe, the United States and Australia. We may also assume regulatory liabilities and make provisions in respect of our business combinations and acquisitions. We oversee regulatory obligations of acquired companies and use a number of compliance management systems to align the policies and protocols of acquired companies with those of Cumberland Farms, where applicable. We have not been subject to any material fines or legal or regulatory action involving non-compliance with applicable regulations and are unaware of any material non-compliance with or liability from relevant regulations.

Environmental

We maintain various environmental policies and procedures to manage our operations and business activities, which include, but are not limited to:

•	Store Emergency Response Plan (Yellow Card) – present at all stores and provides guidance on fuel spills, drive-offs, hit dispensers, fires and other emergencies;

•	Compliance Record Storage Guidance – provides requirements for store-level compliance record keeping;

•	Fuel Contamination Guidance – provides guidance to stores on procedures when there is evidence of fuel contamination;

•	Class C Operator Training – annual training for all store team members that is managed on our Learning Management System;

•	Fuel Inventory Guidance – provides information to store team members on how to conduct their daily fuel inventory reviews;

•	Retail Store Safety Manual – provides procedures on hazard identification and communication, accident investigations and other store-related safety procedures;

•	Annual store manager fueling safety training – annual training given to store managers that reviews fueling safety and tips to maintain their fueling facilities; and

•	SOP for Active Site List Management – provides direction to environmental consultants on maintaining the list of open spill cases

We are subject to extensive environmental, health and safety (“EHS”) laws and regulations in the jurisdictions in which we operate. These laws and regulations govern, among other things, fuel storage operations, the management and disposal of hazardous materials, air emissions, water discharge, and the investigation and remediation of environmental contamination. Such laws and regulations may impose requirements to obtain and maintain permits, licenses and approvals for our operations, and a failure to obtain and maintain such permits, licenses and approvals could have a material and adverse effect on our operations. Similarly, failure to comply with EHS, permits, licenses, approvals, laws and regulations could expose us to civil and, in some cases, criminal liability.

Our operations involve the storage, handling and transportation of fuel products, which are subject to stringent requirements regarding the prevention and remediation of environmental contamination, as well as requirements regarding fuel quality and air emissions. We also operate underground and aboveground storage tanks at our fuel retail locations, which are subject to specific regulatory requirements and regulatory oversight in the various jurisdictions where we operate. Under environmental laws, we could be held jointly and severally liable for contamination at our current or former facilities, regardless of fault, as well as at third-party sites where our products have been handled or disposed. We may also face liability for personal injury, property damage, or natural resource damages caused by any release, spill, or other accident involving hazardous substances. We maintain environmental insurance policies and participate in certain state underground storage tank trust funds to help manage these risks.

Key applicable EHS laws and regulations in the jurisdictions we operate include: the United States Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), Resource Conservation and Recovery Act (RCRA), including to Subtitle I regulating UTS, Clean Air Act, Hazardous Materials Transportation Act; Energy Policy and Conservation Act, Occupational Safety and Health Act (OSHA), U.S. Food and Drug Administration Food Code, Food Safety Modernization Act (FSMA) (January 2011), including FSMA 204 (Food Traceability Rule), and analogous state and local laws and regulations in the United States; the European Union Environmental Liability Directive, Waste Framework Directive, Fuel Quality Directive, European Agreement concerning the International Carriage of Dangerous Goods by Road (ADR), Framework Directive on Safety and Health at Work, Europe Regulation (EC) 178/2002, General Food Law and Regulation (EC) 852/2004 Food Hygiene and analogous Member State national and local laws and regulations in the European Union; and the United Kingdom Environmental Protection Act 1990, including Part IIA on contaminated land and Part II on waste, Environmental Authorisation (Scotland) Regulations 2018, Regulatory Reform Fire Safety Order 2005 (RRFSO) (Fire Scotland Act 2025), Management of Health and Safety at Work Regulations 1992 (MHSWR), Environmental Permitting Regulations 2016, Hazardous Waste Regulations 2005,

Health and Safety at Work Act 1974, Control of Substances Hazardous to Health Regulations 2002, Food Safety and Hygiene Regulations 2013 (Food Hygiene Scotland, and Food Safety Act 1990, ADR; and analogous state and local laws and regulations in the United Kingdom.

See “Risk factors” for a discussion of our EHS-related risks.

Health and Safety

We seek to maintain the highest standards of health and safety practices for our colleagues, customers, visitors, contractors and anyone affected by our business activities. We therefore consider good health, environment and safety management as an essential part of the business performance and culture aiming for “ZERO accidents & incidents.” We formally monitor health and safety incident rates. Our health and safety policies and procedures include, but are not limited to:

(1)	Managing risk and promoting health and safety culture;

(2)	Dedicated health & safety teams in every market in which we operate;

(3)	Appropriate training for all employees to adhere to legal compliance and best practice;

(4)	Proactively and regularly conducting regular risk assessments and root cause analyses to provide and maintain safe and healthy working environments to reduce occupational injuries or illnesses;

(5)	Formal monitoring of health and safety incident rates via a procedure of logging and reporting incidents on a software system; and

(6)	Completing quarterly audits of health and safety performance.

We also have reporting systems and support functions for food and health and safety including:

1.	Food Safety Managers;

2.	Safety Managers;

3.	Technical Advisers;

4.	Quality Assurance Advisers; and

5.	Primary Authority Partnerships (PAPs).

Health & Safety Committees are in place across the business for each region, reporting in the Cumberland Farms’ Health & Safety Manager, who has direct access to Cumberland Farms’ General Counsel and Company Secretary, and quarterly reports are presented to the Board. Our employees are provided with Health & Safety training and bespoke training is identified and provided based on roles, including NEBOSH, IOSH, Food Safety RSPH Levels 2, 3 and 4.

We also seek to ensure that there is no modern slavery or human trafficking in our supply chains nor in any part of our business. Our policy in this regard reflects our approach to acting ethically and with integrity in all our business relationships and to implementing and enforcing systems and controls that aim to ensure that modern slavery and human trafficking is not taking place in our supply chains.

Facilities

The following table provides a history of our store count during the period ended March 31, 2026:

Start of period	3,246
Openings/New To Industry	7
Closed or sold	(11)

End of period	3,242

The following table represents the numbers of our owned and leased stores at March 31, 2026:

Stores with leased land only	1,755
Stores with owned land	910

Total*	2,665

*	Does not reflect stores operated via franchised or under third party locations.

We lease land and buildings under noncancellable lease agreements with lease terms generally range from 1 to 78 years with options to renew for varying terms at the Company’s sole discretion.

In addition to our stores, we lease the corporate office space in the United States. Our corporate headquarters is located in Charlotte, North Carolina, where we leased approximately 21,868 rentable square feet of office space.

We also own and operate a 431,000 square feet warehouse and distribution facility in Westborough, Massachusetts, from where we supply a significant portion of the merchandise sold in our stores in the United States.

We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure similar property without an adverse impact on our operations.

Litigation

We are, from time to time, party to various claims and legal proceedings arising out of our ordinary course of business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition or results of operations. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained. See “Risk factors” for a discussion of our litigation risks.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and members of our board of directors as of the date of this prospectus.

Name	Age	Position
Executive Officers
Russell Colaco	53	Chief Executive Officer and Director
Mark Segal	62	Chief Financial Officer
Erik Chalut	52	Chief Legal Officer
Laurent Grobet	46	President (Europe)
Michael Leon	45	Chief Accounting Officer
Robert Swan	64	Chief Human Resources Officer
Directors
Roland Smith	71	Director and Chair
Robert Dennis	65	Director
Steven DeSutter	72	Director
Gary Lindsay	46	Director
Stuart Rose	77	Director

Executive Officers

Russell Colaco has served as our Chief Executive Officer since April 2025 and as a member on our board of directors since June 2026. Prior to that, he was Group Chief Financial Officer from June 2024. Russ has significant international experience as a Chief Financial Officer. Prior to joining Cumberland Farms, Russ was the Chief Financial Officer at Foster Farms LLC, a $3.0 billion revenue food company, where he was responsible for all finance functions and a strategic partner to the Chief Executive Officer and wider leadership team, with a track record of helping to drive profitability. Russ’s foodservice and grocery experience includes two years at Campbell Soup as Corporate Development Officer, preceded by four years at JBS, the global leader in protein-based food production, where he served as Chief Financial Officer of JBS Foods International. He also has significant M&A experience following nine years at Morgan Stanley, where he provided financial and strategic advisory services to clients in the consumer and retail sectors. Russ also serves as a director. Russ earned his MBA from the University of Chicago, Booth School of Business, and his undergraduate degree from Wilfrid Laurier University. We believe Russ is qualified to serve on our board of directors due to his business expertise, extensive industry experience and daily insight into our business as our Chief Executive Officer.

Mark Segal has served as our Chief Financial Officer since July 2025. Mark has 35 years of experience in strategic financial management in both public and private companies, where he has held a number of senior management and board positions. From 2001 to 2011 and 2015 to 2025, Mark was Spin Master Corp’s Executive Vice President & Chief Financial Officer, rejoining Spin Master in 2015 to lead the global children’s entertainment company in its initial public offering. From 2011 to 2013, he was Chief Operating Officer at Canada Goose, a producer of premium outerwear and other apparel. From 2013 to 2015, Mark was VP Finance and Chief Financial Officer at Husky Injection Molding Systems, a global supplier of injection molding equipment and services to the beverage and packaging industries. Mark received both his undergraduate degree and MBA from the University of Witwatersrand in Johannesburg, South Africa.

Erik Chalut has served as our Chief Legal Officer since June 2025. Previously, Erik was the General Counsel of Weber LLC, a leading global manufacturer of outdoor grilling products, where he joined as Deputy General Counsel during its initial public offering in 2021. Prior to that, Erik was Corporate Counsel at Kellogg Company, the Fortune 500 food manufacturer, from 2014 to 2021. While at Kellogg Company, he was responsible for supporting its’ M&A, treasury and securities functions, including overseeing significant transactions such as the sale of Keebler, as well as complex international joint ventures in emerging and growth markets. Prior to his role at Kellogg Company, he was a partner at Kirkland & Ellis LLP. Erik received a bachelor’s degree from Michigan State University and a juris doctor from the University of Michigan.

Laurent Grobet has served as our President, Europe since December 2025. Prior to this, Laurent held several positions at the European Forecourt Retail business beginning in 2011 (prior to its acquisition by EG Group), including Sales Manager for Luxembourg, Retail Manager for Benelux and from 2020 until 2025, Country Manager for Benelux. Laurent received a bachelor’s degree in Marketing from IESN – Henallux.

Michael Leon has served as our Chief Accounting Officer since October 2025. Prior to this, he was Chief Accounting Officer of JELD-WEN Holding, Inc. (NYSE: JELD) where he led the accounting, shared services, and tax organizations from 2023 until October 2025. He was also Chief Accounting Officer of Sealed Air Corp (NYSE: SEE) from 2018 to 2023. Michael holds a Bachelor of Science degree from Pace University and a Master of Accounting degree from University of South Carolina and is a Certified Public Accountant.

Robert Swan has served as our Chief Human Resource Officer since January 2026. Prior to this, Bob served as the Chief Human Resource Officer of Akumin Inc. from February 2025 to December 2025. He was also Chief Human Resource Officer of PRISM Vision Group from 2023 to 2025 and PetVet Care Centers from 2018 to 2023. Before his time at PetVet Care Centers, Bob established the human resource infrastructure for Focus Brands. Bob also spent 5 years at Susser Holdings and 27 years with JCPenney Stores that culminated with him as the Human Resources Vice President. Bob holds his bachelor’s degree in Political Science from University of Washington.

Board of Directors

Roland Smith has served as our director and Chairperson since June 2026. Roland is currently a director of Jack’s Family Restaurants, Inc. and Tropical Smoothie Cafe, LLC. He previously served as Chairman and Chief Executive Officer of Office Depot, Inc., a leading global provider of products, services, and solutions for every workplace, from November 2013 until his retirement in February 2017. Prior to joining Office Depot, Roland served as the President and Chief Executive Officer of Delhaize America, LLC, the U.S. division of Delhaize Group, and Executive Vice President of Delhaize Group, an international food retailer, from October 2012 to September 2013. Roland was a Special Advisor to The Wendy’s Company, a restaurant owner, operator and franchisor, from September 2011 to December 2011 and served as President and Chief Executive Officer from July 2011 to September 2011. Roland served as President and Chief Executive Officer of Wendy’s/Arby’s Group, Inc. and Chief Executive Officer of Wendy’s International, Inc. from September 2008 to July 2011. Roland also served as Chief Executive Officer of Triarc Companies, Inc. from June 2007 to September 2008, and the Chief Executive Officer of Arby’s Restaurant Group, Inc., a restaurant owner, operator and franchisor, from April 2006 to July 2011. He previously served as Chairman of 24 Hour Fitness USA, Inc., Chairman of Black Rifle Coffee, Inc., director and Chairman of the Board of Carmike Cinemas, Inc., director of The Wendy’s Company, director of Wendy’s/Arby’s Group, Inc., director of Dunkin’ Brands Group, Inc., director of Caliber, Inc. Roland received his undergraduate degree from the U.S. Military Academy at West Point and served in the U.S. Army in the Transportation and Aviation Corps. We believe Roland is qualified to serve on our board of directors due to his extensive chief executive experience and service on multiple public company boards.

Robert Dennis has served as a director since June 2026. Bob is a retired Partner with KPMG LLP US, where he most recently served as Energy and Industrial Products Sector Lead, based in KPMG’s Denver, Colorado office. Bob worked at KPMG LLP US from October 1998 to September 2021. Bob received his bachelor’s degrees in Accounting and Finance from the University of Tulsa. We believe Bob is qualified to serve on our board of directors due to his 38 years of experience advising Fortune 1000 companies, both public and private-equity backed, primarily in the energy and natural resources, transportation, and food and drink sectors and his significant knowledge of accounting and audit matters.

Steven DeSutter has served as a director since June 2026. From March 2014 until his retirement in February 2020, Steve served as Chief Executive Officer of Focus Brands (now Go To Foods), a leading developer and franchisor of global, multi-channel food service brands, including Auntie Anne’s, Carvel, Cinnabon, Jamba Juice, McAlister’s Deli, Moe’s Southwest Grill, and Schlotzsky’s. Prior to that, from June 2008 to February 2014,

Steve served as Chief Executive Officer of Stripes LLC, a chain of more than 650 convenience stores in Texas, New Mexico, and Oklahoma. From October 2006 to May 2008, he served as an independent consultant to the restaurant industry. From August 2004 to December 2004, Steve also served as an Executive Vice President of corporate communications and from December 2004 to August 2006 as President of EMEA and Asia Pacific at Burger King. Steve began his career at British Petroleum, where he spent 18 years in a variety of operations, marketing and finance roles. Steve holds a bachelor’s degree in commerce from Niagara University in New York State. We believe Steve is qualified to serve on our board of directors due to his extensive leadership experience and his particular knowledge and experience managing national and regional retailers.

Gary Lindsay has served as a director since June 2026. Gary is currently a Managing Partner of TDR Capital, where he has worked since June 2008 and sits on the firm’s Management Committee and Investment Committee. Gary has worked on many of TDR’s investments, including Asda, Aggreko and Applus+, in addition to EG Group. Gary is currently a director of Aggreko, Applus+, Asda and Silver Birch. Gary was a director at Target Hospitality (Nasdaq: TH) from September 2018 to December 2021 and at WillScot Holdings Corporation (Nasdaq: WSC) from November 2017 to September 2021. Prior to joining TDR, Gary worked at Citi and Bear Stearns. Gary holds a master’s degree in finance with distinction from the University of Strathclyde and a master’s degree in chemistry, with first class honours, from the University of Edinburgh. We believe Gary is qualified to serve on our board of directors due to his extensive investing and finance experience.

Stuart Rose has served as a director since June 2026. Stuart has worked in retail for over 45 years and has held chief executive positions at Argos, Booker, Iceland, Arcadia Group and Marks & Spencer, as well as chairman positions at Marks & Spencer and Ocado Group. Stuart is currently the chairman of Zenith Automotive Holdings Limited and a director of Time Out Group. He previously served as a director of Asda from December 2021 to March 2025, a director of Majid Al Futaim from September 2013 to February 2025, a director of Ocado Group Plc (LON: OCDO) from May 2013 to May 2021, a director of Dressipi from December 2012, a director of RM2 from December 2013 to February 2022, a director of Soak & Sleep from May 2013 to March 2022, a director of WHEB Group LLP from November 2012 to March 2025 and a director of Social Mobility Foundation from February 2021 to February 2023. He has extensive experience with U.K. corporate governance requirements and best practices, having served on boards and committees of some of the United Kingdom’s largest businesses. Stuart was knighted in 2008 for services to the retail industry and corporate social responsibility and was granted a life peerage in August 2014. We believe Stuart is qualified to serve on our board of directors due to his extensive executive leadership experience across the retail sector and significant public company board and governance expertise.

Family Relationships

There are no family relationships among any of our executive officers.

Foreign Private Issuer Status

Listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance standards. While we expect to voluntarily follow many Nasdaq corporate governance rules, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules, including, but not limited to, exemptions from:

•

the requirement to obtain shareholder approval for certain issuances of securities, including, among others, shareholder approval of equity compensation or purchase plans or other equity compensation arrangements and the issuance of more than 20% of our outstanding shares or voting power. We will follow Cayman Islands law with respect to any requirement to obtain shareholder approval in connection with such issuances;

•

the requirement that there be regularly scheduled meetings of only the independent directors at least twice a year. There is no similar requirement under Cayman Islands law. As a result, our independent directors may choose to meet in executive session at their discretion;

•

the requirement to disclose within four business days any determination to grant a waiver of the Code of Conduct to directors and officers. While we intend to disclose any amendments to our Code of Conduct, or waivers of its requirements, on our website or in public filings under the Exchange Act, Cayman Islands law does not prescribe a specific timeline for such disclosure; and

•

the quorum requirements applicable to meetings of shareholders. Such quorum requirements are not prescribed by Cayman Islands law. In accordance with generally accepted business practice, our Articles and the Companies Act provide alternative quorum requirements that are generally applicable to meetings of shareholders.

We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. In addition, because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit rules under Section 16(b) of the Exchange Act. They will, however, be subject to the obligations to report their holdings and transactions in our shares and changes in share ownership under Section 13 and Section 16(a) of the Exchange Act and related SEC rules.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our issued and outstanding voting securities are directly or indirectly held of record by residents of the United States (the “U.S. shareholder test”) and any of the following three circumstances (collectively, the “U.S. business contacts test”) apply:

•	the majority of our executive officers or directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the United States; or

•	our business is administered principally in the United States.

Although we may rely on home country corporate governance practices in lieu of certain of the requirements of Nasdaq, we must comply with Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640). We are also required to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii), and Rule 5000 series.

Executive Compensation

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our directors or executive officers on an individual basis and this information has not otherwise been publicly disclosed.

For the fiscal year ended December 31, 2025, the aggregate compensation accrued or paid to members of our board of directors for services in all capacities was $    .

For the fiscal year ended December 31, 2025, the aggregate compensation accrued or paid to our executive officers for services in all capacities was $5,619,651. The amount set aside or accrued by us to provide pension, retirement or similar benefits to executive officers amounted to a total of $0 for the fiscal year ended December 31, 2025.

Our directors are not entitled, pursuant to their service contracts with us or any of our subsidiaries, to receive any benefits upon termination or resignation from their respective positions as directors.

Long-Term Incentive Awards

Beginning in early 2026, Parent has granted long-term incentive (“LTI”) awards to certain of our employees, including our executive officers which are denominated in dollar values. If the completion of this offering occurs before the fourth anniversary of the grant date of an LTI Award, and the award holder remains employed with the Group through such completion, then the LTI award will be cancelled and the holder will be granted under our 2026 Plan (as defined below) a number of restricted share units (“RSUs”) covering our ordinary shares with an equivalent value, calculated based on the price per share in this offering. Following the completion of this offering, the RSU awards will generally vest as to 50% of the total RSUs upon expiration of the underwriter lock-up agreement that applies to this offering (the “lock-up expiration date”), and as to the remaining 50% upon the earlier of the first anniversary of the lock-up expiration date and the fourth anniversary of the grant date of the corresponding LTI award, subject to the holder’s continued employment through the applicable vesting date. If after completion of this offering an employee undergoes certain qualifying terminations of employment, the vesting of the employee’s then-unvested RSUs will fully accelerate.

Parent has also granted additional LTI awards to certain of our employees, including our executive officers, providing that if the employee remains employed with the Group through the completion of this offering, they will be granted under our 2026 Plan a number of RSUs with a specified dollar value, calculated based on the price per share in this offering. Following the completion of this offering, such RSU awards will vest as to one-third of the total RSUs on each anniversary of a specified date in 2026, subject to the employee’s continued employment through the applicable vesting date.

As of May 18, 2026, the total dollar value of all such outstanding LTI awards is $44,364,062 in the aggregate.

Retention Awards

Certain of our employees hold retention awards providing that if they remain employed with the Group through the completion of this offering, they will receive a number of fully vested Company shares in Parent with a specified dollar value, calculated based on the price per share in this offering. The total dollar value of all such outstanding retention awards is $9,700,000 in the aggregate.

Certain of our employees hold additional retention awards providing that if they remain employed with the Group through the completion of this offering, they will be granted under our 2026 Plan a number of restricted shares or RSUs with a specified dollar value, calculated based on the price per share in this offering. The equity awards will vest on the 18-month anniversary of the completion of this offering, subject to the employee’s continued employment through such date. The total dollar value of all such outstanding retention awards is $455,000 in the aggregate.

MIP Award

CY Topco Limited currently maintains a management incentive plan (the “MIP”) under which our Chief Executive Officer, Mr. Colaco, was granted an award in early 2026. Pursuant to Mr. Colaco’s MIP award, he purchased 4,000 participating shares of CY Topco Limited (the “MIP Shares”) that are subject to vesting and CY Topco Limited’s right of repurchase that lapses over time, subject to his continued service with the Group through the applicable vesting date (and subject to vesting acceleration in certain circumstances).

Following the completion of this offering, the MIP shares will be redeemable for an economically equivalent number of our ordinary shares, in accordance with such procedures as CY Topco Limited may establish, and any such ordinary shares received by Mr. Colaco in redemption of the MIP shares shall be subject to the same vesting conditions that applied to the corresponding MIP Shares. In connection with any such redemption of MIP Shares for our ordinary shares, the value of the MIP Shares will generally be determined based on a formula that is tied to the value of proceeds received or receivable by certain EG Group Limited investors in connection with and following this offering or a change in control.

2026 Incentive Award Plan

We intend to adopt the 2026 Incentive Award Plan (the “2026 Plan”) in connection with this offering. The primary purpose of the 2026 Plan is to attract, retain and motivate selected employees, directors, and consultants through the granting of share-based compensation awards and cash-based performance bonus awards. The principal terms of the 2026 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2026 Plan,      ordinary shares will be initially reserved for issuance pursuant to awards granted under the 2026 Plan. Shares will become available again for future grants under the 2026 Plan if: (i) an award terminates, expires, lapses, or is settled in cash without share delivery; (ii) shares are tendered or withheld to satisfy grant, exercise, or tax withholding obligations; (iii) shares subject to share appreciation rights are not issued upon exercise; or (iv) shares are repurchased by us prior to vesting. In addition, cash payments of dividend equivalents and, to the extent permitted by applicable law or exchange rules, shares issued in assumption of or substitution for awards of an acquired entity will not count against the share reserve.

Administration. The compensation committee of our board of directors is expected to administer the 2026 Plan unless our board of directors assumes authority for administration. The 2026 Plan provides that our board of directors or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors. Subject to the terms and conditions of the 2026 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2026 Plan.

Eligibility. Awards under the 2026 Plan may be granted to individuals who are then officers, employees, consultants, or directors of us or certain of our subsidiaries.

Awards. The 2026 Plan provides that the administrator may grant or issue share options, share appreciation rights, restricted shares, restricted share units, other share- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms, and conditions of the award. Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the administrator elects to terminate an award in exchange for cash, rights, or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the completion of such transaction, awards issued under the 2026 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2026 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or non-recurring events or transactions.

Adjustments of Awards. In the event of any share dividend, share split, reorganization, merger, recapitalization, or other similar corporate event affecting our ordinary shares, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2026 Plan; (ii) the number, kind, and terms of shares subject to outstanding awards (including any applicable performance targets); and (iii) the grant or exercise price of outstanding awards.

Amendment and Termination. The administrator may terminate, amend or modify the 2026 Plan at any time and from time to time. However, we must generally obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule). No ISOs may be granted pursuant to the 2026 Plan after the tenth anniversary of the effective date of the 2026 Plan. Any award that is outstanding on the termination date of the 2026 Plan will remain in force according to the terms of the 2026 Plan and the applicable award agreement.

Composition of Our Board of Directors

Our board of directors will consist of      members upon the completion of this offering. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors as defined under Rule 10A-3 of the Exchange Act, subject to certain phase-in schedules. However, our board of directors has determined that Robert Dennis, Steven DeSutter, Stuart Rose and Roland Smith, representing two-thirds of the directors who will be serving upon the closing of this offering, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under the listing requirements and rules of Nasdaq.

Our Articles will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

At each meeting of shareholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of shareholders to be held in ;

•	the Class II directors will be and , and their terms will expire at the annual meeting of shareholders to be held in ; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of shareholders to be held in .

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. See “Description of Share Capital and Memorandum and Articles of Association—Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association—Classified Board of Directors.”

Director Independence and Controlled Company Exception

Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that Robert Dennis, Steven DeSutter, Stuart Rose and Roland Smith are each an “independent director,” as defined under the Exchange Act and Nasdaq rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our shares by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

After the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not currently intend to rely on the foregoing exemptions provided to controlled companies under the Nasdaq rules. See “Risk Factors—Risks Related to this Offering and the Ownership of Our Ordinary Shares—Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. Although we do not intend to rely on the “controlled company” exemptions under Nasdaq, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

Committees of the Board of Directors

Our board of directors directs the management of our business and affairs and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit committee

Our audit committee will be responsible for, among other things:

•	overseeing processes relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	appointing, approving the fees of, retaining and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions; and

•	establishing procedures for the confidential anonymous submission of complaints regarding accounting, internal controls or auditing concerns.

Upon the completion of this offering, our audit committee will consist of Robert Dennis, Steven DeSutter and Stuart Rose, with Robert Dennis serving as chair. Rule 10A-3 of the Exchange Act and the Nasdaq rules require that our audit committee have at least one independent member upon the listing of our ordinary shares, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that Robert Dennis, Steven DeSutter and Stuart Rose each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 of the Exchange Act and the Nasdaq rules. Each member of our audit committee meets the financial literacy requirements of the Nasdaq rules. In addition, our board of directors has determined that Robert Dennis will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at https://www.cumberlandfarms.com/ substantially concurrently with the completion of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Nominating and corporate governance committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors as set forth in our corporate governance guidelines;

•	annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the completion of this offering, our nominating and corporate governance committee will consist of Robert Dennis, Stuart Rose and Roland Smith, with Roland Smith serving as chair. Each of Robert Dennis, Stuart Rose and Roland Smith qualify as “independent directors” under the Nasdaq rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at https://www.cumberlandfarms.com/ substantially concurrently with the completion of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Compensation committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers;

•	administering our incentive and equity-based compensation plans;

•	reviewing and making recommendations to the board of directors regarding director compensation; and

•	appointing and overseeing any compensation consultants.

Upon the completion of this offering, our compensation committee will consist of Robert Dennis, Steven DeSutter and Stuart Rose, with Steven DeSutter serving as chair. Our board of directors has determined that

Robert Dennis, Steven DeSutter and Stuart Rose each qualify as “independent directors” under the Nasdaq rules, including Nasdaq rules relating to membership on the compensation committee. Our board of directors will adopt a written charter for the compensation committee which will be available on our principal corporate website at https://www.cumberlandfarms.com/ substantially concurrently with the completion of this offering. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management policies and strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Our board of directors does not have a standing risk management committee but intends to administer its oversight function through the audit committee of the board. In addition, the standing committees of the board of directors will address risks inherent in their respective areas of oversight. Our audit committee will be responsible for overseeing enterprise risk management, including the management of financial risks and cybersecurity risks; reviewing and discussing the Company’s guidelines and policies with respect to risk assessment and risk management; and discussing with management the steps management has taken to monitor and control these exposures. Our compensation committee will oversee risks related to the Company’s executive compensation, equity incentive plans and other compensatory arrangements. Our nominating and corporate governance committee will oversee risks associated with our corporate governance framework. We believe that our board leadership structure supports the risk oversight function of the board of directors. The board of directors intends to implement its risk oversight function both as a whole and through delegation to board of directors’ committees, which will meet regularly and report back to the board of directors.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee of the board of directors are Robert Dennis, Steven DeSitter and Stuart Rose, with Steven DeSutter serving as the chairperson, each of whom is an independent director. None of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or the compensation committee.

Related party transactions involving those who made compensation decisions for our executive officers in fiscal 2025 are set forth under “Certain Relationships and Related Party Transactions” in this prospectus.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, https://www.cumberlandfarms.com/. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of    , 2026 and as adjusted to reflect the sale of ordinary shares offered by us in this offering, by:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or entity who is known by us to beneficially own more than 5% of our ordinary shares.

The number of ordinary shares beneficially owned by each shareholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares beneficially owned by them, subject to any applicable community property laws.

The percentage of beneficial ownership prior to this offering is based on      ordinary shares outstanding as of    , 2026. The percentage of beneficial ownership after this offering is based on     of our ordinary shares issued and outstanding as of    , 2026 after giving effect to the sale of     ordinary shares in this offering, the Reorganization that was completed between December 2025 and the effectiveness of the registration statement and the Share Split.

In computing the number of ordinary shares beneficially owned by an individual or entity and the percentage ownership of that person, ordinary shares subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of    , 2026 are considered issued and outstanding, although these ordinary shares are not considered issued and outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their ordinary shares, except to the extent authority is shared by spouses under applicable law.

Shares Beneficially Owned After this Offering
	Ordinary Shares Beneficially Owned Prior to this Offering		Assuming the Underwriters’ Option is Not Exercised			Assuming the Underwriters’ Option is Fully Exercised
Name of Beneficial Owner	Number of Ordinary Shares	%	Number of Ordinary Shares	%	Number of Ordinary Shares	%
5% Shareholders:
EG Group Limited(1)
Directors, Director Nominees and Named Executive Officers:
Russell Colaco
Erik Chalut
Robert Dennis
Steven DeSutter
Laurent Grobet
Michael Leon
Gary Lindsay
Stuart Rose
Mark Segal
Roland Smith
Robert Swan
All directors, director nominees and executive officers as a group (11 persons)

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)

EG Group Limited is an indirect, wholly owned subsidiary of Optima Bidco (Jersey) Limited (“Optima Bidco”). Optima Bidco is managed by a four-member board of directors, the members of which are Mohsin Issa, Zuber Issa and two individuals appointed by Optima Group S.à r.l. (“Optima Group”), who are Jonathan Mitchell and Gary Lindsay.

Optima Group is indirectly 100% beneficially owned by certain investment funds managed by TDR Capital LLP (“TDR Capital”), being TDR Capital III Portfolio No.2 L.P. and TDR Capital III Investments (2019) L.P. (“TDR Funds”). Optima Group is directly held 98% by EFR Holdings S.à r.l. which in turn is owned 100% by EFR Group Holdings S.à r.l., which is held 100% by TDR Nominees Limited as nominee on behalf of the TDR Funds, and 2% by TDR Nominees Limited on behalf of the TDR Funds. TDR Nominees Limited is also 100% owned by TDR Capital. TDR Capital is a private equity fund manager, managed by its management committee (which is comprised of certain partners of the firm) with investment decisions made by its investment committee (which, in relation to Optima Group, is comprised of both of its Founders, the Managing Partners and its Chief Operating Officer). These individuals may be deemed to share beneficial ownership of the securities held by EG Group Limited. However, each of the foregoing disclaims beneficial ownership over such securities.

The business address for each of Mohsin Issa and Zuber Issa is 47 Esplanade, St Helier, Jersey, JE1 0BD. The business address for TDR Capital, the TDR Funds, TDR Nominees Limited, Jonathan Mitchell, Gary Lindsay and the above individuals is 20 Bentinck Street, London, W1U 2EU. The business address for Optima Group, EFR Group Holdings S.à r.l., EFR Holdings S.à r.l. is 25C, Boulevard Royal, L-2449 Luxembourg.

(2)	.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the equity and other compensation, termination, change in control and other arrangements discussed in the section titled “Executive Compensation,” the following is a description of each related party transaction since January 1, 2023.

Intercompany Agreements

The Company and Parent have historically had intercompany activity between the Company and Parent and its wholly owned subsidiaries which are considered related-party transactions. The historical balances of the intercompany activity between the Company and Parent have been included in these combined consolidated financial statements. Certain trade receivables and payables, as well as non-trade receivables and payables, between the Company and Parent are expected to be cash settled upon the completion of the Reorganization and have been presented on a net basis in the combined consolidated balance sheets as due from Parent. The net effect of the settlement of these intercompany transactions is reflected within the combined consolidated statement of cash flows from financing activities as capital contributions from Parent. As of March 31, 2026 and as of December 31, 2025 and 2024, due from Parent balance was $9 million, $9 million and $12 million, respectively. There was no amount due from Parent as of December 31, 2023.

Loans due from Parent

The Company has long-term borrowing arrangements with its Parent. The borrowing arrangements with its Parent are primarily for working capital needs and for financing certain acquisitions and had an aggregate principal balance of $1,883 million, $5,566 million, $4,220 million and $3,848 million as of March 31, 2026 and December 31, 2025, 2024 and 2023 respectively, with maturities from January 2028 to December 2030 and a stated rate of SONIA + 6.55% as of March 31, 2026, December 31, 2025, 2024 and 2023. As of March 31, 2026 and December 31, 2025, 2024 and 2023, $1,352 million, $1,341 million, $1,127 million and $1,024 million, respectively, is expected to be cash settled through a series of future payments from the Parent utilizing proceeds from expected future divestitures of Parent subsidiaries and is therefore recorded on the Company’s combined consolidated balance sheets as “loans and interest receivable due from Parent,” within long-term assets. The remaining portion of these borrowings with the Parent have not and are not expected to be settled in cash and are therefore reflected in net parent investment. The Company recognized interest income relating to the portion of loans and receivables due from Parent expected to be repaid in cash of $33 million for the three months ended March 31, 2026 and $127 million, $120 million and $95 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Transactions with Third Parties

Disposal to Asda

During the year ended December 31, 2023, the Company sold the majority of its U.K. Fuel, Grocery & Merchandise and Foodservice business (the “Target Group”) to Asda Stores Limited (“Asda”), a company with shareholders in common with the Parent, for a total consideration of $2,466 million (the “Asda Disposal”).

Pursuant to the terms set forth under the sale and purchase agreement, dated May 30, 2023, by and among EG Finco Limited, Project America BidCo Limited and Bellis Acquisition Company 3 Limited, the Company recognized amounts receivable in relation to purchase price adjustments which have not been received as of December 31, 2025. In addition, as part of the total consideration transferred, the Company entered into an arrangement comprising certain post-completion obligations, including transition services to be provided by the Company and reimbursements of specified costs incurred by the related party which have not been paid as of December 31, 2025. As of March 31, 2026 and December 31, 2025, 2024 and 2023, these items resulted in a net payable balance of $23 million, $23 million, $27 million and $56 million, respectively.

In the normal course of business, the Company also purchased goods and services from Asda totaling $6 million and $217 million during the years ended December 31, 2024 and 2023, respectively, and sold $1 million and $3 million of goods and services to Asda during the years ended December 31, 2024 and 2023, respectively. The Company did not purchase any goods or services during the three months ended March 31, 2026 or 2025 or the year ended December 31, 2025 or sell any goods or services during the year ended December 31, 2024.

Loans to Third Parties

The Company provided loans to third parties, Clear Sky LP Inc and Clear Sky 2 LP Inc, whose controlling parties, Mohsin Issa and Zuber Issa, are also members of the board of directors of the Parent. These loans were provided at rates comparable to the average commercial rate of interest. As of December 31, 2024 and 2023, there were $41 million and $50 million of related-party loans due to the Company, respectively. As of December 31, 2024 and 2023, $41 million and $16 million was recorded within prepaid expenses and other current assets on the combined consolidated balance sheets, respectively, with the remaining $34 million as of December 31, 2023 recorded within other assets, non-current. During the year ended December 31, 2024, Clear Sky LP repaid its loan in full, with only the loan outstanding with Clear Sky 2 LP Inc remaining as of December 31, 2024. During the years ended December 31, 2024 and 2023, the Company recorded $7 million and $5 million of interest income, respectively, related to these loans. During the year ended December 31, 2025, Clear Sky 2 LP Inc repaid its loan in full. During the years ended December 31, 2025, 2024 and 2023, the Company recorded $2 million, $5 million and $3 million of interest income, respectively, related to this loan.

Leases

Monte Blackburn Limited (“Monte”) is a company in which the controlling parties, Mohsin Issa and Zuber Issa, are also members of the board of directors of the Parent. During the year ended December 31, 2023, the Company’s transactions with Monte included land sale and purchase transactions and rental payments for sites which are leased to the Company on an arm’s length basis by Monte. During the year ended December 31, 2023, the land transactions with Monte resulted in sales of $22 million and purchases of $18 million. In addition, the Company made related rental payments of $3 million and $4 million during the years ended December 31, 2024 and 2023, respectively. There were no purchases or sales made during the years ended December 31, 2025 or 2024. There were also no related rental payments made during the year ended December 31, 2025. As of December 31, 2024 and 2023, the Company had $12 million and $75 million lease liability, respectively. related to Monte, which was no longer remaining as of December 31, 2025.

As of December 31, 2024, the Company had an additional lease liability outstanding of $3 million with EG On The Move Limited, another company in which the controlling party, Zuber Issa, is also a member of the board of directors of the Parent. This lease liability was less than $1 million as of March 31, 2026 and December 31, 2025.

During the year ended December 31, 2023, the Company purchased $7 million worth of car leasing services used by certain of its employees from LeasePlan Corporation NV, a company for which one of the Parent’s investors was a stakeholder during the year ended December 31, 2023. Following fiscal year 2023, LeasePlan Corporation NV ceased to be a related party as the stake owned by a common shareholder was sold.

During the year ended December 31, 2024, the Company also paid an amount less than $1 million to Zuber Issa and Mohsin Issa, members of the board of directors of the Parent, relating to property lease costs.

Investments

The Company also holds certain investments in certain European entities that are primarily structured and are in the business of owning and managing fuel depots or fuel retailers. During the years ended December 31,

2025, 2024 and 2023, the Company sold a total of $11 million, $12 million and $13 million, respectively, of goods/services to certain of these entities, and purchased $2 million, $1 million and $1 million, respectively, of goods/services, from certain of these entities. As of December 31, 2025 and 2024, one of these entities owed the Company $1 million for the related purchases.

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with members of our board of directors and executive officers. Our Articles provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s own dishonesty, willful default or fraud.

Shareholders Agreement

In connection with this offering, we expect to enter into a shareholders agreement with EG Group Limited. The shareholders agreement will grant customary governance rights in respect of our ordinary shares as well as customary demand and piggyback registration rights in respect of our ordinary shares and will also provide for indemnification.

Our Policy Regarding Related Party Transactions

In connection with this offering, our board of directors will adopt a written related person transaction policy, which will become effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related party transactions as defined by Form 20-F where the aggregate amount involved is greater than $120,000. The related party transaction policy provides, among other things, that, unless otherwise pre-approved pursuant to such policy, each related party transaction and any material amendments thereto shall be adequately disclosed to, and reviewed and approved or ratified by, our audit committee. This related party transaction policy is in addition to the conflict of interests provisions of our code of business conduct and ethics. All of the transactions described in this section occurred prior to the effectiveness of this policy.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facilities Agreement

Overview and Structure

EG Finco Limited (the “EG Finco”) and EG America LLC (a “Borrower” and together with the EG Finco, the “Borrowers”) have entered into a senior credit facilities agreement, dated February 10, 2026 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Senior Credit Facilities Agreement”) with, among others, JPMorgan Chase Bank, N.A. and J.P. Morgan SE as Administrative Agent, Barclays Bank PLC as Security Agent. The Company and certain other subsidiaries of EG Group Limited (“Holdings”), including entities that are subsidiaries of Holdings but not the Company, are guarantors under the Senior Credit Facilities Agreement. On April 13, 2026, the Borrowers entered into an amendment to the Senior Credit Facilities Agreement (the “First Amendment”) to provide for an additional $550,000,000 in term loans (the “First Amendment Term Loans”). On June 23, 2026, the Borrowers entered into an amendment to the Senior Credit Facilities Agreement (the “Second Amendment”) to provide for an additional €500,000,000 in term loans (the “Second Amendment Term Loans”).

The Senior Credit Facilities Agreement provides for a multicurrency revolving facility in an aggregate principal amount of $1,285,000,000 (the “Revolving Credit Facility”). The Revolving Credit Facility also provides for a letter of credit sublimit in an aggregate principal amount of $555,000,000. The Revolving Credit Facility terminates on the earlier of (i) 91 days prior to the maturity date of the Senior Secured Notes, the Floating Rate PIK Notes and the Senior Term Facilities and (ii) February 10, 2031.

The Senior Credit Facilities Agreement further provides for the following term facilities:

(a)	a term facility in a principal amount of €2,025,000,000 (the “New EUR Term Loan Facility”), including €500,000,000 in Second Amendment Term Loans; and

(b)	a term facility in a principal amount of $2,350,000,000, including $550,000,000 in First Amendment Term Loans (the “New USD Term Loan Facility”),

(together, the “Senior Term Facilities”). Each of the Senior Term Facilities terminates on the earlier of (i) 91 days prior to the maturity date of the Senior Secured Notes and the Floating Rate PIK Notes and (ii) February 10, 2031.

(c) The Senior Term Facilities (other than the First Amendment Term Loans and Second Amendment Term Loans) have been utilized by the Borrowers (as applicable) and were applied in or towards (directly or indirectly) financing or refinancing: (i) amounts outstanding under certain existing credit facilities of Holdings and its restricted subsidiaries (the “Restricted Group”) and paying any related breakage costs, redemption premium and other costs, fees and expenses incurred in connection with such refinancing or discharge and (ii) the payment of related transaction costs. The proceeds of the First Amendment Term Loans and Second Amendment Term Loans have been utilized or will be utilized to (i) repurchase or redeem outstanding indebtedness of the Restricted Group, (ii) finance the working capital needs of the Restricted Group and for other general corporate purposes of the Restricted Group and (iii) the payment of related transaction costs.

The Revolving Credit Facility has been and may continue to be utilized by the Borrowers and certain of their restricted subsidiaries which accede to the Senior Credit Facilities Agreement as additional borrowers (the “RCF Borrowers”), (i) in the case of revolving credit loans, in euros, sterling and U.S. dollars, (ii) in the case of letters of credit, in euros, sterling, U.S. dollars and Australian dollars and (iii) certain other currencies, that are readily available and freely transferable and convertible into U.S. dollars in the relevant interbank market (subject to obtaining the consent of (a) in the case of revolving loans, the Administrative Agent and all Revolving Credit Facility lenders and (b) in the case of letters of credit, the Administrative Agent and the applicable L/C issuer) by the drawing of cash advances, the issue of letters of credit and ancillary facilities (on a bilateral and fronted basis).

The Revolving Credit Facility may be utilized towards financing the general corporate purposes and/or working capital requirements of the Restricted Group (including, without limitation, the financing or refinancing of capital expenditure, any permitted acquisitions, transaction costs, investments and joint ventures, operational restructurings and reorganization requirements of the Restricted Group, financing or refinancing financial indebtedness of the Restricted Group or any acquisition target, any required original issue discount fees or any additional original issue discount fees or funding any market flex, any ticking fees required to be paid in connection with and any interest accruing in connection with the Senior Credit Facilities Agreement (including any related intercompany loans) or any additional original issue discount or other fees and any related fees, costs and expenses), as permitted under the Senior Credit Facilities Agreement.

In addition to the Revolving Credit Facility and the Senior Term Facilities, the Senior Credit Facilities Agreement includes (in addition to other permissions under the limitation on indebtedness covenant) the ability (without double-counting against the limitation on indebtedness covenant) to incur additional indebtedness (including under one or more uncommitted additional facilities within the Senior Credit Facilities Agreement and/or any additional notes and/or other facilities or notes documented outside the Senior Credit Facilities Agreement) up to an aggregate amount of the greater of (i) $838 million and (ii) 100% of the EBITDA Grower Amount (as defined in the Senior Credit Facilities Agreement), among other baskets, plus an unlimited amount, provided that, pro forma for the incurrence of such additional facilities or permitted alternative debt: (i) if such indebtedness is secured on the collateral provided to the secured creditors, and subject to the Intercreditor Agreement such that such liabilities rank pari passu with the Senior Term Facilities, the consolidated senior secured net leverage ratio does not exceed 5.25:1.00; (ii) if such indebtedness is secured on the collateral provided to the secured creditors, and subject to the Intercreditor Agreement such that such liabilities rank junior to Senior Term Facilities, the consolidated senior secured net leverage ratio does not exceed 5.75:1.00 or (iii) if the indebtedness does not fall within paragraphs (i) or (ii), (x) the consolidated net leverage ratio does not exceed 6.75:1.00 or (y) the interest coverage ratio is equal to or greater than 2.00:1.00, and in each case, subject to certain other conditions being met.

Capitalized terms used but not defined herein have the meanings given to them in the Senior Credit Facilities Agreement.

Availability

The Revolving Credit Facility may be utilized from (and including) its first availability date, to (and excluding) the business date preceding the maturity date of the Revolving Credit Facility.

Interest and Fees

Loans under the Revolving Credit Facility will bear interest at rates per annum equal to EURIBOR (subject to a credit spread adjustment) for loans denominated in Euro, compounded SONIA (subject to a credit spread adjustment) for loans denominated in GBP and compounded SOFR for loans denominated in U.S. dollars, plus an applicable margin, which in each case is subject to a decreasing margin ratchet based on the ratio of consolidated senior secured net debt to consolidated pro forma EBITDA (the “Senior Secured Net Leverage Ratio”). Loans under the New EUR Term Loan Facility will bear interest at rates per annum equal to EURIBOR (subject to a credit spread adjustment) for denominated in Euro, which is subject to a decreasing margin ratchet based on the Senior Secured Net Leverage Ratio. Loans under the New USD Term Loan Facility will bear interest at rates per annum equal to compounded SOFR, plus an applicable margin, which is subject to a decreasing margin ratchet based on the Senior Secured Net Leverage Ratio.

If Term SOFR is less than zero, Term SOFR shall be deemed to be zero in respect of loans denominated in U.S. dollars and made under the New USD Term Loan Facility or the Revolving Credit Facility. If the aggregate of EURIBOR and the applicable Central Bank Rate Adjustment with respect to the New EUR Term Loan Facility and the Revolving Credit Facility is less than zero, such rate shall be deemed to be zero in respect of loans denominated in euros and made under the New EUR Term Loan Facility or the Revolving

Credit Facility. If the aggregate of SONIA and the applicable Central Bank Rate Adjustment with respect to sterling is less than zero, such rate shall be deemed to be zero in respect of loans denominated in sterling and made under the Revolving Credit Facility.

A commitment fee will be payable on the aggregate undrawn and uncancelled amount of the Revolving Credit Facility until the end of the availability period at a rate ranging from 0.25% to 0.50% based on the Senior Secured Net Leverage Ratio.

Certain other fronting fees are payable on the outstanding exposure under each letter of credit under the Revolving Credit Facility which is counter indemnified by other lenders (which are not affiliates of the relevant fronting bank) and which is not cash collateralized, repaid, prepaid or cancelled, for the period from the issue of the relevant letter of credit until its expiry date (or the date of its repayment, prepayment or cancellation, if earlier), and a letter of credit fee computed at the rate equal to the Applicable Rate (as defined in the Senior Credit Facilities Agreement) for loans denominated in U.S. dollars under the Revolving Credit Facility, is payable on the outstanding amount of each letter of credit under the Revolving Credit Facility for the period from the issue of the relevant letter of credit until its expiry date (or the date of its cancellation, if earlier).

Default interest will be calculated as (a) with respect to any overdue principal for any loan, the applicable interest rate for such loan plus 2.00% per annum and (b) with respect to any other overdue amount, including overdue interest, the interest rate applicable to Base Rate Loans that are Initial Term Loans plus 2.00% per annum, in each case, to the fullest extent permitted by applicable laws.

Repayments

The loans made under Senior Term Facilities will be repaid in installments by repaying on the last business day of each of March, June, September and December in an amount which reduces the aggregate loans under the Senior Term Facilities drawn during the availability period by 0.25%.

In respect of the Revolving Credit Facility, each advance will be repaid on the last day of the interest period relating thereto, subject to an ability to roll over cash drawings. Amounts repaid by the borrowers on loans made under the Revolving Credit Facility may be reborrowed, subject to certain conditions. All outstanding amounts under the Revolving Credit Facility are repayable on the applicable termination date.

Mandatory Prepayment

The Senior Credit Facilities Agreement requires mandatory prepayment in full or in part in certain circumstances on at least a pro rata basis together with any other indebtedness ranking pari passu with the Senior Credit Facilities, including:

•

for each financial year, a percentage of excess cash flow in the event that excess cash flow exceeds a minimum threshold amount, which percentage decreases as the Senior Secured Net Leverage Ratio decreases (an “Excess Cash Flow Prepayment”);

•

within 10 business days of receipt of proceeds of an asset sale or casualty event (other than asset sales in connection with the separation of the Group’s operations in Italy and Australia), a percentage of proceeds of such asset sale or casualty event in the event that such proceeds exceed a minimum threshold amount and subject to certain reinvestment rights, which percentage decreases as the Senior Secured Net Leverage Ratio decreases (an “Asset Sale Prepayment”); and

•

within 6 months of receipt of proceeds of an asset sale or casualty event in connection with the separation of the Group’s operations in Italy and Australia, proceeds of such asset sale or casualty event (a “Specified Asset Sale Prepayment”).

Upon the occurrence of a change of control (as defined in the Senior Credit Facilities Agreement), each lender shall be entitled to require prepayment of its commitments within a prescribed time period. A change of control shall include any person or group becoming the beneficial owner of more than 50% of the voting power of Holdings, subject to certain conditions.

At the election of the Borrowers, amounts required to be prepaid pursuant to an Excess Cash Flow Prepayment, an Asset Sale Prepayment or a Specified Asset Sale Prepayment may instead be applied in repayment of any other indebtedness of the Restricted Group ranking pari passu with the Senior Term Facilities.

Covenants

The Senior Credit Facilities Agreement contains certain incurrence covenants, information undertakings and related definitions (with, in each case, certain adjustments and exceptions) that apply to Holdings and its restricted subsidiaries (including the Company), including (i) limitations on indebtedness; (ii) limitations on restricted payments; (iii) limitations on liens; (iv) limitation on restrictions on distributions from restricted subsidiaries; (v) limitations on sale of assets and subsidiary stock; (vi) limitations on affiliate transactions; (vii) merger and consolidation and (viii) limited condition acquisitions.

In addition, the Senior Credit Facilities Agreement also requires Holdings and certain of its restricted subsidiaries, including the Company, to observe certain other customary affirmative and negative covenants, subject to certain exceptions and grace periods, including covenants relating to: (i) authorizations and consents; (ii) compliance with laws; (iii) pari passu ranking; (iv) insurance; (v) payment of taxes; (vi) pension schemes; (vii) provision of guarantees and security and further assurances; (viii) compliance with sanctions and anti-corruption laws; (ix) ERISA, Federal Reserve Regulations and U.S. regulations; (x) maintenance of ratings; (xi) holding company; (xii) delivery of annual and quarterly financial statements; and (xiii) delivery of compliance certificates.

Solely for the benefit of the lenders participating in the Revolving Credit Facility expressed to benefit from such financial covenant, the Senior Credit Facilities Agreement requires that, in the event that the aggregate amount of all cash loans drawn and letters of credit issued under the relevant Revolving Credit Facility (excluding undrawn letters of credit and any cash collateralized or otherwise backstopped letters of credit) exceeds 40% of the total commitments under the Revolving Credit Facility on the relevant testing date (the “Revolving Test Condition”), the Senior Secured Net Leverage Ratio does not exceed 8.50 to 1.00 (the “Financial Covenant”).

The Senior Credit Facilities Agreement contains an equity cure provision enabling the shareholders of Holdings to make shareholder injections by way of subordinated debt and/or equity to Holdings to (i) increase the consolidated pro forma EBITDA under the Senior Credit Facilities Agreement (an “EBITDA Cure”) or (ii) prepay the Revolving Credit Facility so that the Revolving Test Condition is no longer satisfied. The EBITDA Cure right may not be exercised on more than two occasions during the term of the Senior Credit Facilities. The equity cure rights may not be exercised on more than five occasions during the term of the Senior Credit Facilities and may not be exercised on more than two occasions in any four consecutive fiscal quarter period.

Senior Secured Notes

On November 20, 2023, EG Global Finance PLC (a subsidiary of the Company, the “Issuer”) entered into an indenture with Deutsche Trustee Company Limited, as trustee, and Barclays Bank PLC, as security agent, among others pursuant to which it issued €468,000,000 of 11.000% Notes due 2028 (the “Euro Notes”) and $1,100,000,000 of 12.000% Notes due 2028 (the “Dollar Notes” and together with the Euro Notes, “Senior Secured Notes”). The Senior Secured Notes will mature five years following the issue date thereof.

On February 26, 2026, EG Global Finance PLC repurchased €1,151,000 aggregate principal amount of Euro Notes and $5,571,000 aggregate principal amount of Dollar Notes in connection with an offer to purchase made to noteholders on January 26, 2026. As a result, the aggregate principal amount of the Euro Notes outstanding amounts to €466,849,000.

In May 2026, EG Global Finance PLC repurchased $27,666,000 aggregate principal amount of Dollar Notes in connection with a tender offer and redeemed an additional $347,334,000 aggregate principal amount of Dollar Notes following such tender offer. As a result, the aggregate principal amount of the Dollar Notes outstanding amounts to $719,429,000.

In June 2026, EG Global Finance PLC redeemed all €466,849,000 outstanding principal amount of Euro Notes. Additionally, in June 2026 EG Global Finance PLC issued a conditional notice of redemption to redeem all $719,429,000 outstanding principal amount of the Dollar Notes. EG Global Finance PLC expects to redeem the Dollar Notes in July 2026 following the closing of the previously announced sale of the Australian business. This offering is not conditioned upon the redemption of the Dollar Notes. This prospectus is not a notice of redemption of the Dollar Notes. Any redemption of the Dollar Notes is made solely by the notice of redemption delivered pursuant to the indenture for the Dollar Notes.

The Senior Secured Notes benefit from substantially the same guarantees and security as the Senior Credit Facilities on an equal and ratable basis and subject to the same conditions and timing requirements. The security interests benefitting the Senior Secured Notes, as applicable, are subject to limitations under applicable laws and may be released under certain circumstances.

The Issuer must pay interest on the Senior Secured Notes in cash semi-annually in arrears on each of May 30 and November 30.

All or a portion of the Senior Secured Notes may be redeemed at any time prior to May 30, 2026 at a redemption price equal to 100% of the principal amount of the Senior Secured Notes redeemed plus a “make-whole” premium, as described in indenture. At any time prior to May 30, 2026, up to 40% of the aggregate principal amount of the Senior Secured Notes may be redeemed with the net proceeds of one or more specified equity offerings at a redemption price equal to 112.000% (if dollar-denominated) and 111.000% (if euro-denominated) of the principal amount thereof, provided that at least 50% of the aggregate principal amount of the dollar-denominated Senior Secured Notes or the euro-denominated Senior Secured Notes, as applicable, remain outstanding after the redemption.

At any time and from time to time on or after May 30, 2026, the Issuer may redeem the euro-denominated Senior Secured Notes in whole or in part, at a redemption price equal to the percentage of principal amount of the Senior Secured Notes so redeemed set forth below, if redeemed during the twelve-month period beginning on May 30 of the year indicated below:

Year	Redemption Price
2026	105.500%
2027	102.750%
2028, and thereafter	100.000%

At any time and from time to time on or after May 30, 2026, the Issuer may redeem the dollar-denominated Senior Secured Notes in whole or in part, at a redemption price equal to the percentage of principal amount of the Senior Secured Notes so redeemed set forth below, if redeemed during the twelve-month period beginning on May 30 of the year indicated below:

Year	Redemption Price
2026	106.000%
2027	103.000%
2028, and thereafter	100.000%

The Parent, the Issuer and the guarantors of the Senior Secured Notes (including the Company) have agreed to observe certain covenants with respect to the Senior Secured Notes including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees, mergers and consolidations. In case of a change of control, (including, among others, if all or substantially all of the properties or assets of the Parent and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of the Parent), holders of the Senior Secured Notes have the right to require the Issuer to repurchase all or any part of their Senior Secured Notes at a purchase price equal to 101% of the principal amount of the Senior Secured Notes repurchased, plus accrued and unpaid interest to the date of purchase.

The Senior Secured Notes’ indenture imposes specific restrictions on asset dispositions that are equal to or exceed the greater of €10 million and 0.25% of total assets and not to exceed €150.0 million in the aggregate. Specifically, for any asset disposition, including sale and leaseback transactions, the Parent or the relevant restricted subsidiary must, within sixty (60) days, allocate an amount of net available cash as follows:

•

If, after accounting for the asset disposition and the receipt of net available cash, the Consolidated Net Leverage Ratio (as defined in the Senior Secured Notes’ indenture ) for the Parent and its restricted subsidiaries exceeds 4.25 to 1.00, 100% of the net available cash must be used to repay certain Restricted Group indebtedness; provided that, if the Parent or the restricted subsidiary chooses to repay pari passu senior secured indebtedness, the Issuer must offer holders to repurchase Senior Secured Notes at par on a pro rata basis.

•

If the Consolidated Net Leverage Ratio is equal to or less than 4.25 to 1.00, at least 75% of the net available cash must be used to repay the aforementioned indebtedness, while any remaining net available cash not used for debt repayment must be invested in additional assets or capital expenditures, or a combination thereof, as detailed in the Senior Secured Notes’ indenture.

The Senior Secured Notes contain various events of default, including, among others, non-payment, breach of certain covenants, breach of other obligations set forth in the Senior Secured Notes’ indenture, any security interest under the security document in an amount greater than €100 million ceases to be in full force and effect after a grace period of 10 days, any guarantees of a Significant Subsidiary cease to be in full force and effect, a cross-default in relation to certain indebtedness aggregating €100 million or more at any time outstanding not being paid prior to the expiration of the grace period provided in such indebtedness or indebtedness becoming due and payable before its specified maturity, failure to pay final judgments in excess of €100 million following a grace period, and certain events of bankruptcy and insolvency, the occurrence of which, with respect to certain events of default, would result in the Senior Secured Notes’ indenture becoming due and payable or, with respect to certain other events of default, would allow holders of the Senior Secured Notes to declare the Senior Secured Notes due and payable.

The offering of the Senior Secured Notes was not registered under the Securities Act or any U.S. state securities laws. The Senior Secured Notes were offered and sold within the United States only to qualified institutional buyers as defined in Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The Senior Secured Notes are listed on the official list of The International Stock Exchange.

Floating Rate PIK Notes

On November 24, 2023, the Issuer entered an indenture with Deutsche Trustee Company Limited, as trustee, and Barclays Bank PLC, as security agent, among others pursuant to which it issued $500 million of Senior Secured Floating Rate Cash Pay / PIK Notes due 2028 (“Floating Rate PIK Notes”). The Floating Rate PIK Notes will mature on November 30, 2028.

Interest on the Floating Rate PIK Notes accrued at a floating rate determined by reference to SOFR compounded daily over a quarterly interest payment period in accordance with the specific formula described in the Floating Rate PIK Notes indenture plus a spread of 7.50%, payable quarterly in arrears. For the period commencing on the issue date thereof through the period that ends two and a half years (i.e. 30 months) thereafter, at least 50% of each interest payment will be payable in cash and, at the Issuer’s election, the balance will be payable in kind by increasing the principal amount of the Floating Rate PIK Notes in a principal amount equal to such interest; provided, however, that in each interest period, the cash portion of the interest payment shall represent a rate per annum of at least 6.00%. Thereafter, the interest on the Floating Rate PIK Notes shall be payable entirely in cash. The aforementioned spread of 7.50% will step up by 75 basis points if the Consolidated Net Leverage Ratio based on the Parent’s audited consolidated financial statements for the year ending December 31, 2025 is greater than 4.50x.

Prior to two and a half years (i.e. 30 months) following the issuance of the Floating Rate PIK Notes, the Issuer may redeem, at its option, the Floating Rate PIK Notes in whole or in part, by paying a “make-whole” premium. After two and a half years (i.e. 30 months) following the issuance of the Floating Rate PIK Notes, the Issuer may redeem, at its option, the Floating Rate PIK Notes, in whole or in part, at 103% of the principal amount of Floating Rate PIK Notes redeemed, which redemption price reduces to 102% twelve months thereafter, in each case, plus accrued and unpaid interest and additional amounts, if any. The Floating Rate PIK Notes will benefit from the same guarantees and security as the Senior Secured Notes on an equal and ratable basis and be subject to the same conditions and timing requirements.

The guarantees benefiting the Floating Rate PIK Notes are the same as the Senior Secured Notes and the Senior Credit Facilities. Obligations in respect of the Floating Rate PIK Notes guarantees rank pari passu in right of payment to those guarantors’ obligations in respect of Senior Secured Notes and the Senior Credit Facilities. The trustee in respect of the Floating Rate PIK Notes Indenture has acceded to the Intercreditor Agreement as a pari passu creditor representative on the Floating Rate PIK Notes issue date.

The security interests benefitting the Floating Rate PIK Notes are subject to limitations under applicable laws and may be released under certain circumstances. The Issuer has agreed to certain covenants under the Floating Rate PIK Notes indenture, broadly modelled on the covenants in the Senior Secured Notes indenture, including limitations on dividend distributions and other payments, indebtedness, asset sales, liens, guarantees, mergers and consolidations. In case of a change of control (including, among others, if all or substantially all of the properties or assets of Parent and certain of its subsidiaries taken as a whole are sold, transferred or otherwise disposed of, or if any person acquires the majority of voting power of the Parent, holders of the Floating Rate PIK Notes will have the right to require the Issuer to repurchase all or any part of their Floating Rate PIK Notes at a purchase price equal to 101% of the principal amount of the Floating Rate PIK Notes repurchased, plus accrued and unpaid interest to the date of purchase. In the event of certain asset sales, after which the proceeds are not used to prepay, repay, purchase or redeem indebtedness in the manner envisaged by the Floating Rate PIK Notes Indenture and as a result of which such proceeds exceed €75 million, the Issuer is required to make an offer to repurchase the Floating Rate PIK Notes at 100% of the principal amount thereof.

The Floating Rate PIK Notes contain various events of default, including, among others, non-payment, breach of certain covenants, breach of other obligations set forth in the Floating Rate PIK Notes indenture, any security interest under the security document in an amount greater than €100 million ceases to be in full force and effect after a grace period of 10 days, any guarantees of a Significant Subsidiary cease to be in full force and effect, a cross-default in relation to certain indebtedness aggregating €100 million or more at any time outstanding not being paid prior to the expiration of the grace period provided in such indebtedness or indebtedness becoming due and payable before its specified maturity, failure to pay final judgments in excess of €100 million following a grace period, and certain events of bankruptcy and insolvency, the occurrence of which, with respect to certain events of default, would result in the Floating Rate PIK Notes becoming due and payable or, with respect to certain other events of default, would allow holders of the Floating Rate PIK Notes to declare the Floating Rate PIK Notes due and payable.

The Floating Rate PIK Notes have not been admitted to the facilities of any clearing system and are evidenced by definitive registered notes.

DESCRIPTION OF SHARE CAPITAL AND MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our Articles as they will be in effect upon the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our Articles, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

General

We are an exempted company registered by way of continuation in the Cayman Islands with limited liability. Our affairs are governed by our Articles and the Companies Act.

Our register of members will be maintained by     .

Upon consummation of this offering, the Reorganization and the Share Split, our authorized share capital will be $     divided into ordinary shares, par value $     per share preferred shares, par value $     per share, and there will be      ordinary shares issued and outstanding.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing our issued and outstanding ordinary shares are generally not issued and legal title to our issued ordinary shares is recorded in registered form in the register of members. Our ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Our board of directors may provide for other classes of shares, including classes of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our board of directors. If we issue any preferred shares, the rights, preferences and privileges of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and our Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any issued and outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our ordinary shares on a pro rata basis.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting shall be decided on a poll in such manger as the chairperson directs.

A quorum required for a meeting of shareholders consists of holders with at least one third of the votes eligible to be cast at any such general meeting of the Company.

A special resolution will be required for important matters such as the amendment of the memorandum or articles of association, reduction of share capital, change of name, or voluntary winding up the Company.

The adoption of any ordinary resolution by our shareholders requires the affirmative vote of a simple majority of the votes cast by persons present (either personally or by proxy) and voting at a general meeting at which a quorum is present, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by persons present (either personally or by proxy) and voting at any such meeting at which a quorum is present, or, in each case, a unanimous resolution in writing.

If at any time, our issued and outstanding share capital is divided into separate classes of shares, the rights attaching to any class may be varied, modified or abrogated with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class at which a quorum is present (either personally or by proxy) or with the consent in writing of the holders of not less than two-thirds of the issued shares of that class. The quorum applicable to such separate meeting is at least one person holding or representing by proxy at least one-third of the par value of the issued shares of the relevant class.

Transfer of Ordinary Shares and Notices

Any of our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by the stock exchange or approved by our board of directors, subject to the applicable restrictions of our Articles, which will become effective immediately prior to completion of this offering, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Directors

Our management is vested in our board of directors. Our Articles, which will become effective immediately prior to completion of this offering, provide that our board of directors must be composed of at least one director. Our Articles provide that questions arising at any meeting of directors shall be decided by a majority of votes or by unanimous written resolution of the board of directors.

Directors may be removed only by an ordinary resolution of shareholders, see “—Voting Rights.” Directors may be appointed by election at a general meeting by a plurality of votes cast or, in the case of a vacancy arising from the resignation or removal of a former director or from an increase in the number of directors, by a majority of the remaining Directors. Any director appointed by the board to fill a vacancy shall hold office until the next general meeting at which directors of the relevant class are elected, at which time such director shall be eligible for re-election by a plurality of the votes cast.

The quorum necessary for any meeting of our Board shall consist of at least a majority of the members of our board of directors.

The directors shall be divided into three classes designated as Class I, Class II and Class III, respectively as determined by the chairman of the board of directors at the relevant time. At the first annual general meeting of shareholders following the date of this offering, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual general meeting of shareholders following this offering, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual general meeting of shareholders following this offering, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual general meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records.

Indemnity of Directors and Officers

Our Articles provide that our board of directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default, willful neglect or actual fraud.

Register of Members

Under Cayman Islands law, we must keep a register of members and include the following items:

•

the names and addresses of the members, a statement of the ordinary shares held by each member, the amount paid or agreed to be considered as paid on the ordinary shares of each member and the voting rights of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set forth therein (i.e., the register will raise a presumption of fact on the matters referred to above unless rebutted), and a member registered in the register of members shall be deemed as a matter of Cayman Islands law to have legal title to the ordinary shares as set against its name in the register of members. Upon the closing of this offering, the register of members shall be immediately updated to reflect the ordinary shares that we will have issued in connection with this offering. Once our register of members has been updated, the shareholders recorded in the register of members shall be deemed to have legal title to the ordinary shares set against their names.

Anti-Takeover Provisions of our Amended and Restated Memorandum and Articles of Association

Some provisions of our Articles may discourage, delay or prevent a change of control of our company or management that shareholders might otherwise view as favorable and are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for our ordinary shares.

Classified Board of Directors

Articles provide that our board of directors is classified into three classes of directors with staggered three year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for shareholders to replace a majority of the directors on a classified board of directors. See “Management.”

Preference Shares

The board of directors is authorized to issue up to     preference shares with such designations, rights and preferences as may be determined from time to time the board of directors. Accordingly, the board of directors are empowered, without shareholder approval, to issue preference shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of the Company.

Breaches of Fiduciary Duty

To the maximum extent permitted under Cayman Islands law, our Articles provide for indemnification of our directors against any personal liability for breaches of fiduciary duty, other than by reason of such director’s own dishonesty, willful default, willful neglect or actual fraud.

Removal of Directors

Our Articles provide that directors may be removed only upon a special resolution of our shareholders.

Vacancies

In addition, our Articles also provide that any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled by a majority of the remaining directors. Any director so appointed shall hold office until the next general meeting at which directors of the relevant class are elected, at which time such director shall be eligible for re-election by a plurality of the votes cast.

Board Quorum

Our Articles also provide that at any meeting of the board of directors, a majority of the total number of authorized directors constitutes a quorum for all purposes.

Shareholder Action by Written Resolution

Our Articles provide that, for so long as EG Group Limited (and its successors and assigns) beneficially owns at least a simple majority of the issued shares, shareholders may approve matters requiring an ordinary resolution by written resolution signed by shareholders holding not less than a simple majority of the total voting rights of all shareholders. Special resolutions and, once EG Group Limited beneficially owns less than a simple majority of the issued shares, ordinary resolutions, may only be approved by unanimous written resolution.

Extraordinary Shareholder Meetings

Our Articles provide that extraordinary meetings of our shareholders may be called at any time by the board of directors, the chief executive officer or the chairperson. In addition, shareholders entitled to attend and vote at general meetings and holding not less than two-thirds of the votes permitted to be exercised at any such meeting may requisition that the directors convene a general meeting.

Supermajority Provisions

Cayman Islands law and our Articles provide that the affirmative vote of at least two-thirds of the votes cast by persons present (either personally or by proxy) and voting at a general meeting at which a quorum is present, or a unanimous written resolution, is required to amend Articles.

The combination of the foregoing provisions will make it more difficult for our existing shareholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing shareholders or another party to effect a change in management. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Articles for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English Law statutory enactment, and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Act applicable to us and, for comparison purposes, the laws applicable to companies incorporated in the State of Delaware and their stockholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations. A merger involves one or more companies merging into a surviving company. A consolidation involves two or more companies combining to form a new consolidated company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, in which regard see “—Voting Rights” above, and such other authorizations, if any, as may be specified in such companies’ articles of association. In relation to any merger or consolidation under the Companies Act, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting stockholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined fair value of the ordinary shares. Appraisal rights are ordinarily available where the consideration offered under the merger or consolidation is payable in cash or, in some instances, the unlisted securities of a third party.

The Companies Act also includes statutory provisions that facilitate the reconstruction and amalgamation of companies. The arrangement in question must be approved (i) in relation to an arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to an arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose. The convening of meetings to consider any such scheme of arrangement, and the implementation of the scheme, must be sanctioned by the Grand Court. While a dissenting shareholder or creditor (as applicable) has the right to express to the Grand Court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met (if applicable);

•	the shareholders or creditors (as applicable) have been fairly represented at the meeting in question and the classes properly delineated;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

If a scheme of arrangement between a company and its shareholders is approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting stockholders of a Delaware corporation or for a merger under the Companies Act.

The Companies Act also contains a statutory mechanism pursuant to which, when a tender offer to acquire shares is made and accepted (within four months) by holders of not less than 90% of the ordinary shares subject to such offer, the offeror may, within a two-month period following the expiration of the initial four month period, require the holders of the remaining ordinary shares to transfer such ordinary shares on the terms of the offer. An objection can be made to the Grand Court but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders. Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of the Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.

Shareholders’ Suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, the Company will normally be the proper plaintiff and a derivative action may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);

•	the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Fiduciary Duties of Directors

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholders and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act in good faith and in what he considers to be in the best interests of the Company; a duty not to make a profit out of his position as director (unless the company permits him to do so); a duty to exercise his powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director will need to exhibit in the performance of his duties both the degree of skill that may reasonably be expected from a subjective perspective determined by reference to his knowledge and experience and the skill and care objectively to be expected from a person occupying office as a director of the Company.

Under our Articles, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the Board. A director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director’s duties remain as described above.

Written Consent of Shareholders

Under Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of stockholders of a corporation, may be taken without a meeting, without prior notice and without a vote, by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all stockholders entitled to vote were present and voted. In addition, a corporation may eliminate the right of stockholders to act by written consent through amendment to its certificate of incorporation.

Cayman Islands law and our Articles provide that for so long as EG Group Limited (and its successors and assigns) beneficially owns at least a simple majority of the issued shares, shareholders may approve matters requiring an ordinary resolution by written resolution signed shareholders holding not less than a simple majority of the total voting rights of all shareholders. Special resolutions and, once EG Group Limited beneficially owns less than a simple majority of the issued shares, ordinary resolutions, may only be approved by unanimous written resolution.

Shareholder Proposals

Under Delaware General Corporation Law, a stockholder has the right to put any proposal before the stockholders at the annual meeting, provided that such stockholder complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Under the laws of the Cayman Islands shareholders do not have a right to put any proposal before a general meeting and our Articles do not allow shareholders to introduce any new business at the meeting scheduled by the Board. A general meeting may be called by the Board or any other person authorized to do so in our Articles, but shareholders may only requisition a general meeting if they are entitled to attend and vote and hold not less than two-thirds of the votes permitted to be exercised at such meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Under Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the ordinary shares entitled to vote at a stockholder meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consists of one-third of the ordinary shares of such class or series or classes of series. Cayman Islands law permits a company’s articles to have any quorum. See “—Ordinary Shares—Voting Rights.”

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Articles do not provide for cumulative voting.

Removal of Directors

Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he or she is a part. Under our Articles, directors may be removed only upon an ordinary resolution of our shareholders. Our Articles do not authorize the board to remove a director. A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (ii) dies or is found to be or becomes of unsound mind; or (iii) resigns his or her office by notice in writing.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles, which will become effective immediately prior to completion of this offering, provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors’ or officers’ dishonesty, willful default, willful neglect or actual fraud. This standard of conduct is generally the same as permitted under Delaware General Corporation Law.

Enforcement of Civil Liabilities

The Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

•	is final and conclusive;

•	is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and

•	was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

As a result of English common law, which will likely be highly persuasive in the Cayman Islands, the Cayman Islands courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are brought elsewhere.

Variation of Rights of Shares

Under Delaware General Corporation Law, a corporation may vary the rights of a class of ordinary shares with the approval of a majority of the issued and outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class provided that rights or restrictions attached to any class only be materially adversely varied or abrogated with the consent of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class cast in a meeting of the holders of the shares of that class, or by the written consent of the holders of not less than two-thirds of the shares of that class.

Sale of Assets

Under Delaware General Corporation Law, a vote of the stockholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company.

The Companies Act contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its stockholders, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 20% or more of the corporation’s outstanding voting stock within the past three years.

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. In addition, our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (i) there is advance approval of the board of directors, (ii) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (iii) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares. As similarly provided under Delaware General Corporation Law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors. Under the Companies Act of the Cayman Islands and our Articles, our company may be voluntarily wound up only by a special resolution of our shareholders, in which regard see “Ordinary Shares—Voting Rights” above. In addition, a company may be wound up by the Grand Court if the company is unable to pay its debts or if the Grand Court is of the opinion that it is just and equitable that our company is wound up.

Inspection of Books and Records

Under Delaware General Corporation Law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records.

Our shareholders will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or corporate records except our Articles.

Amendment of Governing Documents

Under Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding ordinary shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding ordinary shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As required by Cayman Islands law, our Articles may only be amended with the sanction of a special resolution of shareholders.

Anti-Money Laundering-Cayman Islands

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands (FRA) pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property.

Cayman Islands Data Protection

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (DPA) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (personal data).

In the following discussion, the “Company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who This Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of our rights and obligations under any purchase agreements;

•	where this is necessary for compliance with a legal or regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Stock Exchange Listing

We have applied to list our ordinary shares on Nasdaq under the symbol “CMBY.”

We will not complete this offering unless our ordinary shares are approved for listing on a national securities exchange. If our ordinary shares are not approved for listing, we will not complete this offering and will return, without interest, all funds received from investors.

Transfer Agent and Registrar

The U.S. transfer agent and registrar for our ordinary shares is Equiniti Trust Company, LLC. Its address is 28 Liberty Street, 53rd Floor, New York, NY 10005.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our ordinary shares in the public market after this offering could adversely affect the prevailing market price of our ordinary shares. Furthermore, over    % of our ordinary shares issued and outstanding prior to the completion of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of ordinary shares in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

Upon the completion of this offering, we expect to have issued and outstanding an aggregate of     of our ordinary shares, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our issued and outstanding ordinary shares are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those ordinary shares will be subject to the limitations and restrictions that are described below. Those ordinary shares that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional      ordinary shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of ordinary shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors and substantially all of our other existing security holders have agreed with the underwriters not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC and, subject to certain limited exceptions. This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person who is an affiliate, and who has beneficially owned our ordinary shares for at least six months, is entitled to sell in any three-month period a number of ordinary shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then issued and outstanding, which will equal approximately million ordinary shares immediately upon the completion of this offering; or

•	the average weekly trading volume in our ordinary shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least six months, would be entitled to sell those ordinary shares subject only to availability of current public information about us, and after beneficially owning such ordinary shares for at least twelve months, would be entitled to sell an unlimited number of ordinary shares without restriction. To the extent that our affiliates sell their ordinary shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased ordinary shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased ordinary shares from us after that date upon the exercise of options granted before that date, are eligible to resell such ordinary shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 ordinary shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering ordinary shares reserved for issuance under the 2026 Plan. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Ordinary shares issued upon the exercise of share options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Shareholders Agreement

Following this offering, EG Group Limited will be party to the shareholders agreement under which they will have certain governance rights, registration rights and other rights. See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of certain Cayman Islands, Dutch, U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands, the Netherlands, the United Kingdom, the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should carefully consider the tax consequences of investing in our ordinary shares and consult their own tax advisor about their own tax situation. Finally, potential investors should be aware that tax regulations and their application by the relevant taxation authorities change from time to time, with or without retroactive effect. Accordingly, it is not possible to predict the precise tax treatment which will apply at any given time.

Material Cayman Islands Tax Considerations

There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes. We have received a tax exemption undertaking from the Financial Secretary of the Cayman Islands to the effect that, for a period of thirty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

No stamp duty in the Cayman Islands is payable in respect of the issue of any ordinary shares or the transfer of an ordinary share.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that acquire our ordinary shares pursuant to this offering and that hold such ordinary shares as capital assets within the meaning of Section 1221 of the Code, and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). Except as expressly described herein, this discussion does not address the U.S. federal income tax consequences that may be relevant to U.S. Holders under any applicable tax treaties. No ruling has been or will be requested from the U.S. Internal Revenue Service (“IRS”) regarding the tax consequences of the ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax, any minimum tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark-to-market;

•	tax exempt entities or organizations;

•	“individual retirement accounts” and other tax deferred accounts;

•	certain former citizens or long-term residents of the United States;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that are resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

•	partnerships or other pass-through entities and persons holding our ordinary shares through partnerships or other pass-through entities; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if such trust has validly elected to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular U.S. federal income tax consequences of owning and disposing of our ordinary shares or warrants in its particular circumstance.

You should consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of owning and disposing of our ordinary shares.

Application of Section 7874 of the Code to us

Although we are incorporated in the Cayman Islands and, subject to the discussion regarding Dutch tax residency under the headings “Risks Relating to Legal, Regulatory and Tax Matters—The Reorganization may result in adverse tax consequences and we may experience challenges in realizing expected benefits of the Reorganization.” and “Risks Relating to Legal, Regulatory and Tax Matters—It is intended that we will operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but we may be subject to tax in a jurisdiction other than the United Kingdom, which could increase our tax burden,” expect to be a tax resident in the United Kingdom, the IRS may assert that we should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code, For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because we are an entity incorporated in the Cayman Islands and, subject to the discussion regarding Dutch tax residency under the headings “Risks Relating to Legal, Regulatory and Tax Matters—The Reorganization may result in adverse tax consequences and we may experience challenges in realizing expected benefits of the Reorganization.” and “Risks Relating to Legal, Regulatory and Tax Matters—It is intended that we will operate so as to be treated exclusively as a resident of the United Kingdom for tax purposes, but we may be subject to tax in a jurisdiction other than the United Kingdom, which could increase our tax burden, ” expect to be a tax resident in the United Kingdom, we would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

Under Code Section 7874, a corporation created or organized outside the United States (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% (or 80% if the “Third Country Rule,” as defined below, does not apply) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of tax residency relative to such expanded affiliated group’s worldwide activities.

The Treasury Regulations promulgated under Section 7874 of the Code (the “Section 7874 Regulations”) generally also provide that if (i) there is an acquisition of substantially all of the assets held directly or indirectly by a U.S. corporation after which the shareholders of the acquired U.S. corporation hold, by vote or value, at least 60% of the shares of the foreign acquiring corporation by reason of holding shares in the U.S. acquired corporation, and (ii) in a related acquisition, such foreign acquiring corporation acquires another foreign corporation exceeding a certain threshold value, and the foreign acquiring corporation is not tax resident in the foreign country in which the acquired foreign corporation was tax resident prior to the transactions, then the foreign acquiring corporation will be treated as a domestic corporation for U.S. federal income tax purposes (the “Third Country Rule”). Because we were not a tax resident in the U.K. prior to the completion of the Reorganization and intend that our tax residency has changed to the U.K. in connection with the Reorganization, we expect the Third Country Rule to apply to us.

The Section 7874 Regulations go on to provide for a number of special rules that aggregate multiple acquisitions of U.S. corporations for purposes of Section 7874 of the Code as part of a plan or conducted over a 36-month period, as well as an expansive step-transaction approach that treats certain acquisitions of foreign corporations as indirect acquisitions of U.S. corporations.

In addition, the Section 7874 Regulations provide certain exceptions to the application of Code Section 7874 with respect to restructuring transactions involving “foreign-parented groups” (the “Foreign-Parented Group Exception”). Generally, in the case of an affiliated group corporations that has a foreign corporate parent, where there is a direct or indirect acquisition of substantially all of the assets of a U.S. corporation, the acquired U.S. corporation and the transferring corporation are part of the same “foreign-parented group” before the acquisition and the transferring corporation is a member of the “expanded affiliated group” that includes the foreign acquiring corporation after the acquisition, Section 7874 of the Code should not apply to cause the foreign acquiring corporation to be treated as a U.S. corporation for U.S. federal tax purposes.

As part of the Reorganization, we acquired substantially all of the assets of certain U.S. corporate affiliates of ours for purposes of Section 7874 of the Code. However, taking into account the terms of this offering, the Reorganization and related transactions, because the acquired U.S. corporations and the transferring corporations are, at all relevant times, expected to be members of the same foreign-parented group, we expect the Foreign-Parented Group Exception to apply and, therefore, we do not expect to be treated as a U.S. corporation for U.S. federal income tax purposes by reason of Section 7874 of the Code. Moreover, we are not aware of any present or anticipated facts or circumstances which could reasonably be expected to prevent us from qualifying for the Foreign-Parented Group Exception.

The application of rules under Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that the IRS will not challenge our status as a foreign corporation under Section 7874 of the Code or that such challenge would not be sustained by a court.

If the IRS were to successfully challenge under Section 7874 of the Code our status as a foreign corporation for U.S. federal income tax purposes, we and certain holders of our ordinary shares could be subject to adverse tax consequences, including a higher effective corporate tax rate on us and future withholding taxes on certain of our shareholders. The remainder of this discussion assumes that we are not treated as a U.S. corporation by reason of Section 7874 of the Code.

All prospective investors are urged to consult their tax advisors regarding the potential application of Section 7874 of the Code.

Distributions on Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, the gross amount of any distribution made to you (including any amount of non-U.S. taxes withheld as discussed under “Material Dutch Withholding Tax Considerations”), other than certain pro rata distributions of our ordinary shares, with respect to our ordinary shares generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. If you are a non-corporate U.S. Holder, you may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “Passive Foreign Investment Company Considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including that the ordinary shares are readily tradable on an established securities market in the United States, certain holding period requirements are met and certain risk reduction transactions are absent. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders.

Dividends on our ordinary shares generally will constitute foreign source income in the “passive category income” basket for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any Dutch taxes withheld on any distributions on the common shares may be eligible for credit against a U.S. Holder’s federal income tax liability or, at such holder’s election, may be eligible for as a deduction in computing such holder’s U.S. federal taxable income. If a refund of the tax withheld is available under the laws of the Netherlands or under the tax treaty between the United States and the Netherlands, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in respect of any foreign taxes withheld in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion under “Passive Foreign Investment Company Considerations” below, you generally will recognize a gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is currently generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of our ordinary shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (generally determined on the basis of a quarterly average) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

We believe we were not a PFIC for our taxable year ending December 31, 2025. However, as discussed below, whether we were a PFIC for any given taxable year is based on a complex and factual determination and there is no assurance that the IRS will agree with our determination. Based on the current and anticipated composition of our income, assets and operations, and those of our subsidiaries (or, in certain circumstances, the market value of the equity interests of our subsidiaries), we do not expect we will be a PFIC for U.S. federal income tax purposes for our taxable year ending December 31, 2026 or in future taxable years. Moreover, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. The value of our assets (including unbooked goodwill) for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares (or shares of any of our subsidiaries that are Lower-Tier PFICs, as defined and discussed below); and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares) and certain distributions received on shares of any of our subsidiaries that are Lower-Tier PFICs, as defined and discussed below.

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to our ordinary shares by making a timely QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. In the event we determine we were a PFIC in a particular taxable year, we will endeavor to provide U.S. Holders of our ordinary shares with a PFIC Annual Information Statement upon request. There can be no assurance, however, that we will timely provide such information for the current taxable year or subsequent taxable years. The failure to provide such information on an annual basis could prevent a U.S. Holder from making a QEF election or result in the invalidation or termination of a U.S. Holder’s prior QEF election.

If we are determined to be a PFIC and a U.S. Holder does not make a QEF election with respect to our ordinary shares as described above, we would continue to be treated as a PFIC with respect to such U.S. Holder unless (i) we cease to be a PFIC and (ii) the U.S. Holder made a purging election under the PFIC rules. One type of purging election creates a deemed sale of such shares at their fair market value. Any gain recognized in this deemed sale will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional tax basis and, for purposes of the PFIC rules, a new holding period in the ordinary shares. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances (including a potential separate “deemed dividend” purging election that may be available if we are a “controlled foreign corporation” for U.S. federal income tax purposes).

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends, under the above rules.

Although a determination as to our PFIC status will be made annually, a determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the U.S. Holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. Such a U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Such U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq, or on a foreign exchange or market that the IRS determines, has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. If we are a PFIC and own any interests in a Lower-Tier PFIC, a U.S. Holder generally must make a separate QEF election for each Lower-Tier PFIC, subject to our providing the relevant tax information for each Lower-Tier PFIC on an annual basis. Because there is no provision in the Code, Treasury regulations or other official guidance that provides for a right to make a mark-to-market election for any Lower-Tier PFICs that we may own, you will generally continue to be subject to the adverse U.S. federal income tax consequences discussed above with respect to your indirect interest in any such Lower-Tier PFIC (particularly if such Lower-Tier PFIC’s shares are not regularly traded on a qualified exchange) even if you make a mark-to-market election with respect to our ordinary shares. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis in certain circumstances which include, but are not limited to, if a U.S. Holder recognizes gain on a disposition of such ordinary shares or receives distributions with respect to such ordinary shares. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex, are unclear in certain respects, and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ordinary shares should consult their tax advisors concerning the application of the PFIC rules to our ordinary shares or warrants under their particular circumstances.

Backup Withholding Tax and Certain Information Reporting Requirements

Distributions on, and proceeds paid from the sale or other taxable disposition of, the ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on payments received in connection with distributions and proceeds from the sale or other taxable disposition of ordinary shares made within the United States or through certain U.S. related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or that is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and warrants and the significant penalties for non-compliance.

The above description is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to ownership and disposition of our ordinary shares. You are urged to consult your tax advisors concerning the tax consequences of your particular situation.

Material U.K. Tax Considerations

The following statements are a summary of certain U.K. tax considerations relating to acquiring, holding and disposing of the shares and do not purport to be a complete analysis of all potential U.K. tax consequences for shareholders.

They are based on current U.K. tax law as applied in England and Wales and on the current published practice of His Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this prospectus, both of which are subject to change, possibly with retrospective effect. They are intended only as a general guide and apply to shareholders: (i) who acquire the shares via the Offering; (ii) (except where otherwise stated) who are tax residents in (and only in) the U.K.; (iii) who are the absolute beneficial owners of the shares and any dividends paid on them; and (iv) who hold the shares as investments (other than in an individual savings account or a self-invested personal pension).

Certain categories of shareholders such as those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with the Company or Group, those for whom the shares are employment-related securities, may be subject to special rules and this summary does not apply to such shareholders.

The following statements also do not address the U.K. tax consequences which may be relevant to holders that may be subject to special tax rules, including, without limitation:

•	traders, brokers or dealers;

•	banks and financial institutions;

•	insurance companies;

•	investment companies or collective investment schemes;

•	tax-exempt organisations;

•	trustees;

•	persons connected with the Company or the Group;

•	persons holding their shares as part of hedging or conversion transactions;

•	shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment; and

•	shareholders who are or have been officers or employees of the Company or a company forming part of the Group.

The statements do not apply to any shareholder who either directly or indirectly holds or controls 10% or more of the Company’s share capital (or class thereof), voting power or profits.

The following is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, the shares. Accordingly, prospective subscribers for, or purchasers of, the shares who are in any doubt as to their tax position regarding the acquisition, ownership or disposition of the shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

Introductory Comments

Please see “Risks Relating to Legal, Regulatory and Tax Matters—It is intended that we will operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but we may be subject to tax in a jurisdiction other than the U.K., which could increase our tax burden” for detail relating to the Company’s current tax residence status and the MAP. The following disclosure is given on the basis that the Company is tax resident in the U.K. and will, following the conclusion of the MAP between the competent authorities of the U.K. and the Netherlands, be treated as solely tax resident in the U.K..

Taxation of dividends

Withholding tax

The Company will not be required to withhold U.K. tax at source when paying dividends irrespective of the tax residence of the shareholder.

Income tax

An individual shareholder who is resident for tax purposes in the U.K. will generally, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from the Company. A nil rate of income tax will apply to the first £500 (for the tax year 2026/27) of taxable dividend income received by the shareholder in a tax year (the “Dividend Allowance”). Income covered by the Dividend Allowance will, however, be taken into account in determining whether income in excess of the Dividend Allowance falls within the basic rate, higher rate or additional rate tax bands. All dividend income in excess of the Dividend Allowance will form part of the shareholder’s total income for income tax purposes and will constitute the top slice of that income such that:

a)	to the extent that the excess amount falls within the basic rate tax band, the excess amount will be taxed at 10.75% for the tax year 2026/27;

b)	to the extent that the excess amount falls within the higher rate tax band, the excess amount will be taxed at 35.75% for the tax year 2026/27; and

c)	to the extent that the excess amount falls within the additional rate tax band, the excess amount will be taxed at 39.35% for the tax year 2026/27.

In each case, applicable rates may change for subsequent tax years.

An individual shareholder who is not resident for tax purposes in the U.K. should not be chargeable to U.K. income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the U.K. through a branch or agency to which the shares are attributable. There are certain exceptions for trading in the U.K. through independent agents, such as some brokers and investment managers.

Corporation tax

Corporate shareholders which are resident for tax purposes in the U.K. should not be subject to U.K. corporation tax on any dividend received from the Company so long as the dividends fall within an exempt class and certain conditions are met (including anti-avoidance conditions). Each corporate shareholder’s position will depend on its own individual circumstances, although it would normally be expected that dividends paid by the Company would qualify for exemption. Where dividends paid by the Company do not satisfy the conditions to fall within an exempt class or a corporate shareholder elects for an otherwise exempt dividend to be taxable, such corporate shareholder will be subject to U.K. corporation tax on dividends received from the Company, at the rate of corporation tax applicable to that shareholder. The main rate of U.K. corporation tax is 25% for the tax year 2026/27, the small profits rate is 19% if such shareholder is eligible, and a marginal rate applies (by way of marginal relief) for taxpayers with profits between £50,000 and £250,000.

Corporate shareholders who are not resident for tax purposes in the U.K. will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade in the U.K. through a permanent establishment in connection with which the shares are used, held, or acquired. A corporate shareholder who is not resident for tax purposes in the U.K. but who is carrying on a trade in the U.K. through a permanent establishment in the U.K. to which its ordinary shares are attributable will be subject to U.K. corporation tax on any dividend received from the Company, unless the dividend qualifies for exemption and certain conditions are met (including anti-avoidance conditions). Whether the dividend qualifies for exemption will depend on the circumstances of the particular corporate shareholder, although it would normally be expected that dividends paid by the Company would qualify for exemption.

Taxation of capital gains

U.K. resident shareholders

A disposal or deemed disposal of shares by an individual or corporate shareholder who is tax resident in the U.K. may, depending on the shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of the shares less the allowable cost to the shareholder of acquiring such shares.

For an individual shareholder, any capital gains within the annual exempt amount (currently £3,000 for the tax year 2026/27) are exempt from U.K. capital gains tax. After the annual exempt amount has been exhausted, the rate for U.K. capital gains tax depends on the shareholder’s other income and gains. For the tax year 2026/27, to the extent gains are within the basic rate band they will be taxed at the rate of 18%, and any gains in excess of the basic rate band will be taxed at the rate of 24%, subject in each case to the availability of any exemptions, reliefs and/or allowable losses.

For corporate shareholders, depending on their circumstances and any available exemption or relief, Corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate shareholder (as to which see the section above entitled “Corporation Tax”).

Non-U.K. resident shareholders

Shareholders who are not resident for tax purposes in the U.K. and, in the case of an individual shareholder, not temporarily non-resident (as to which see below), should not be liable for U.K. tax on capital gains realised on a sale or other disposal of shares unless (i) such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or, in the case of a corporate shareholder, for the purposes of a trade carried on in the U.K. through a permanent establishment or (ii) where certain conditions are met, the Company derives 75% or more of its gross value from U.K. land.

Generally, an individual shareholder will be considered to be temporarily non-resident where they have ceased to be resident in the U.K. for U.K. tax purposes for a period of five years or less, and consequently if such individual shareholder disposes of the shares during that period, such shareholder may be liable on their return to the U.K. to U.K. taxation on any capital gain realised (subject to any available exemptions or reliefs).

Stamp taxes

On the basis that the Company is incorporated in the Cayman Islands, the ordinary shares are not shares in a company incorporated in the U.K. Accordingly, and provided that the register of members of the Company is not kept within the U.K., no U.K. stamp duty or stamp duty reserve tax should be payable on the issue or transfer of ordinary shares. We do not intend to keep the register of members of the Company in the U.K.

Material Dutch Withholding Tax Considerations

Scope of Discussion

This section only outlines certain material Dutch dividend withholding tax consequences and the extent to which we may be responsible for withholding tax from payments of dividends on our ordinary shares. This section does not purport to describe any other Dutch tax considerations or consequences that may be relevant to a holder or prospective holder of ordinary shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution.

It is intended that we will operate so as to be treated exclusively as a resident of the U.K. for tax purposes, with our place of effective management and central management and control maintained in the U.K. on a continuous basis, although no assurance can be given that the anticipated MAP between the competent authorities of the U.K. and the Netherlands will conclude the same. For the purposes of this discussion, it is assumed that we are tax resident of the U.K. under the domestic tax laws of the U.K. and will, following the conclusion of the MAP between the competent authorities of the U.K. and the Netherlands, be treated as solely tax resident in the U.K. for NL-UK Treaty purposes. See “Risks Relating to Legal, Regulatory and Tax Matters — It is intended that we will operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but we may be subject to tax in a jurisdiction other than the U.K., which could increase our tax burden.”

Except as otherwise indicated, this section is based on and only addresses the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates, tax brackets and deemed returns applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such change.

Please note that this section does not describe the Dutch tax consequences for:

(i)

a holder of ordinary shares if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in us, if such holder alone or, in the case of an individual, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of our total issued and outstanding capital or of 5% or more of the issued and outstanding capital of a certain class of shares; or (ii) rights (including warrants) to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights that relate to 5% or more of our annual profits or to 5% or more of our liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in us has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)

a holder of ordinary shares if the ordinary shares held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding, or right to acquire of 5% or more in our nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) we are a related entity (statutorily defined term);

(iii)

a holder of ordinary shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the ordinary shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting)). Generally, we are required to apply, subject to certain other requirements, the dividend withholding tax exemption if the holder is an entity and holds an interest of 5% or more in our nominal paid-up share capital;

(iv)

pension funds, investment institutions (fiscale beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax, ,entities that have a function comparable to an investment institution or a tax exempt investment institution, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards;

(v)

a holder of ordinary shares if such holder is an individual for whom the ordinary shares or any benefit derived from the ordinary shares (including any ordinary shares or awards under the 2026 Plan) is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001); and

(vi)

holders of ordinary shares that are entities resident in Aruba, Curaçao, or Sint Maarten, conducting a business through a permanent establishment (vaste inrichting) or permanent representative (vaste vertegenwoordiger) in Bonaire, Sint Eustatius, or Saba, to which the ordinary shares are attributable.

Regular Dutch Dividend Withholding Tax

Subject to the discussion under “Dual Tax Residency” below, dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, we are responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is borne by the holder of ordinary shares through withholding.

The expression “dividends distributed” includes, but is not limited to:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•

liquidation proceeds, proceeds from the redemption of ordinary shares, or proceeds from the repurchase of ordinary shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for Dutch dividend withholding tax purposes;

•

an amount equal to the nominal value of the ordinary shares issued or an increase of the par value of the ordinary shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of the paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent that we have “net profits” (zuivere winst), unless (i) the general meeting of shareholders has resolved in advance to make such repayment and (ii) the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to the articles of association. The term “net profits” includes anticipated profits that have yet to be realized.

Corporate legal entities that are resident, or deemed to be resident, of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) are generally entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of that year, with any excess carried forward indefinitely. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) are generally entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above also applies to holders of ordinary shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the ordinary shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.

A holder of ordinary shares that is resident in a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch domestic tax law, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.

Dividend stripping

Under Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends paid by us is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by a transaction with another party. These rules may apply regardless of whether the recipient of the dividends is aware that a dividend stripping transaction has taken place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention. The burden of proof with respect to beneficial ownership of dividends distributed by us rests on the Dutch tax authorities. However, if a shareholder receives dividends (including dividends on the ordinary shares) in a calendar year in respect of which an aggregate amount of EUR 1,000 or more in Dutch dividend withholding tax would otherwise be due at 15%, the burden of proof as to beneficial ownership of such dividends shifts to the shareholder. Furthermore, for shares traded on a regulated market, including ordinary shares, it has been codified that the record date is used to determine the person entitled to the dividend.

Conditional withholding tax on dividends

In addition to the regular Dutch dividend withholding tax described above and subject to the discussion under “Dual Tax Residency” below, a Dutch conditional withholding tax will be imposed on dividends distributed by us to a Related Entity (as defined below), if such Related Entity:

(i)

is considered to be resident (gevestigd) in a jurisdiction listed in the annually updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or

(ii)	has a permanent establishment located in a Listed Jurisdiction to which the ordinary shares are attributable; or

(iii)

holds the ordinary shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

(iv)

is not considered to be the beneficial owner of the ordinary shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the ordinary shares (a hybrid mismatch); or

(v)	is not resident in any jurisdiction (also a hybrid mismatch); or

(vi)

is a reverse hybrid (within the meaning of Article 2(11) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualifying Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).

For purposes of this section:

“Related Entity” means an entity (i) that has a Qualifying Interest in the Company or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in the Company.

“Qualifying Interest” means a directly or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).

“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2026: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2026: 25.8%).

Dual Tax Residency

We were originally incorporated under the laws of the Netherlands, and are therefore a Dutch tax resident for Dutch domestic tax law purposes, including for the purposes of the Dutch Dividend Withholding Tax Act 1965 and the Dutch Withholding Tax Act 2021. As set out in the introduction, we also intend to be treated as tax resident in the U.K. for U.K. domestic tax law purposes, since we intend our place of effective management and central management and control to be located in the U.K.. Accordingly, we expect to be dual tax resident. See “Risks Relating to Legal, Regulatory and Tax Matters — It is intended that we will operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but we may be subject to tax in a jurisdiction other than the U.K., which could increase our tax burden.”

Provided that: (a) the competent authorities determine by mutual agreement that we are exclusively tax resident in the U.K. for the purposes of the NL-UK Treaty;and (b) the NL-UK Treaty’s provisions regarding the determination of tax residency, including the Tie-Breaker Provision (or the application thereof) are not changed (for instance, by a change in the reservations and choices made by the Netherlands or the U.K. with respect to the application of the MLI, or by changes to relevant facts and circumstances including, without limitation, the place where board meetings are held, the residence of our directors, and the location from which key management decisions are made), we should be treated as exclusively tax resident in the U.K. for the purposes of the NL-UK Treaty. As a consequence, the Netherlands will be restricted from imposing Dutch dividend withholding tax on dividends distributed by us pursuant to Section 10(6) of the NL-UK Treaty, except in respect of dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders whose ordinary shares are attributable to a permanent establishment in the Netherlands. See “Risks Relating to Legal, Regulatory and Tax Matters — If we pay dividends, we may need to withhold Dutch dividend withholding tax on such dividends.”

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. BofA Securities, Inc., Goldman Sachs & Co. LLC, and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Ordinary Shares
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Jefferies LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
BNP Paribas Securities Corp.
Rabo Securities USA, Inc.
TD Securities (USA) LLC
Raymond James & Associates, Inc.

Total

The underwriters are committed to take and pay for all of the ordinary shares being offered, if any are taken, other than the ordinary shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional      ordinary shares from the Company to cover sales by the underwriters of a greater number of ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days. If any ordinary shares are purchased pursuant to this option, the underwriters will severally purchase ordinary shares in approximately the same proportion as set forth in the table above.

The following table shows the per ordinary share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase      additional ordinary shares.

Paid by the Company	No Exercise	Full Exercise
Per Ordinary Share	$	$
Total	$	$

Ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per ordinary share from the initial public offering price. After the initial offering of the ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the ordinary shares by the underwriters is subject to their receipt and acceptance of the shares being offered and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company’s holders of ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the ordinary shares on Nasdaq under the symbol “CMBY”.

In connection with the offering, the underwriters may purchase and sell the ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     . The underwriters have agreed to reimburse certain of the Company’s expenses incurred in connection with this offering.

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain affiliates of the underwriters are lenders to us under the Revolving Credit Facility. In addition, JPMorgan Chase Bank, N.A., which is an affiliate of one of the underwriters, is the administrative agent under the Revolving Credit Facilities and the Senior Term Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any securities may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall result in a requirement for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any securities or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the Company that it is a qualified investor within the meaning of Article 2 of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

This prospectus has been prepared on the basis that the offering of the securities falls within one of the exceptions specified in Part 1 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) and, accordingly, there will not be a prospectus prepared or published for the purposes of the POATRs. This prospectus does not constitute a prospectus for the purposes of the POATRs.

An offer to the public of any ordinary shares may not be made in the U.K., except that an offer to the public in the U.K. of any ordinary shares may be made at any time under the following exemptions:

(a)	at any time to any legal entity which is a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs;

(b)

at any time to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 to the POATRs) in the U.K. subject to obtaining the prior consent of the relevant underwriters nominated by us for any such offer; or

(c)	at any time in any other circumstances falling within Part 1 of Schedule 1 to the POATRs.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in the U.K. means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

Notice to Prospective Investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (b) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the securities may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the securities be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the securities nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise, or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to Prospective Investors in the United Arab Emirates

The securities have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority.

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by FINMA, and the offer of securities has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

Notice to Prospective Investors in Brazil

The offer and sale of the securities have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution No. 160, dated 13 July 2022, as amended, or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS

The validity of ordinary shares offered hereby and certain matters of Cayman Islands law will be passed upon for us by Walkers (Cayman) LLP. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The combined consolidated financial statements of Cumberland Farms Limited as of and for the years ended December 31, 2025, 2024 and 2023 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The registered business address of KPMG LLP is Two Financial Center, 60 South Street, Boston, MA 02111.

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted company registered by way of continuation in the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws may provide less protection for investors as compared to the United States. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

The majority of our operations and current assets are conducted and located outside the United States. The majority of the directors and executive officers of the Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory

Walkers (Cayman) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands will recognize and enforce against us, our directors or executive officers in the United States judgments obtained in the United States courts predicated upon the civil liability provisions of the securities laws of the United States. We have been advised that the courts of the Cayman islands are unlikely to (i) recognize or enforce judgments of the United States courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands against us or our directors or executive officers, to impose liabilities that are predicated upon the securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

We have been advised by our Cayman Islands counsel Walkers (Cayman) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands may, by an action commenced on the judgment obtained in the United States in the courts of the Cayman islands, recognize and enforce, without retrial on the merits at common law, as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment as a matter of Cayman Islands conflict of law rules; (b) is not inconsistent with a Cayman Islands judgment in respect of the same matter; (c) such courts and proceedings did not contravene the rules of natural justice of the Cayman Islands; (d) such judgment was not obtained by fraud; (d) the judgment was not obtained and the enforcement of the judgment would not be contrary to the public policy or natural justice of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

EXPENSES OF THIS OFFERING

The estimated expenses payable by us in connection with the offering described in this prospectus (other than the underwriting discounts and commissions) will be as set forth in the table below. With the exception of the SEC registration fee, the FINRA filing fee, and Nasdaq listing fee, all amounts are estimates. All such expenses will be borne by us.

Amount
SEC registration fee	$ *
FINRA filing fee	*
Stock exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$ *

*	To be filed by amendment

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to our ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our ordinary shares, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Cumberland Farms Limited:

Opinion on the Combined Consolidated Financial Statements

We have audited the accompanying combined consolidated balance sheets of Cumberland Farms Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related combined consolidated statements of operations and comprehensive income (loss), changes in net parent investment, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the combined consolidated financial statements). In our opinion, the combined consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the combined consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the combined consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Identification of impairment triggering events

As discussed in Note 2 to the combined consolidated financial statements, the Company reviews the carrying values of its long-lived assets, such as property, plant and equipment and other finite-lived assets, including definite-lived intangible assets, for possible impairment when events or circumstances indicate that the carrying value of the asset group may not be recoverable. The identification of impairment triggering events for property, plant and equipment and right-of-use (ROU) assets requires the Company to make certain judgments. The Company’s judgments regarding the identification of impairment indicators are generally based on operational performance at the store level. Store specific factors considered by the Company that could result in an impairment triggering event include current period losses combined with a history of losses or a projection of continuing losses, significant changes in the use of assets, and an accumulation of costs significantly in excess of the amount originally expected for the construction of the long-lived store assets. As of December 31, 2025, property, plant and equipment was $2,131 million and ROU assets was $1,714 million.

We identified the assessment of the Company’s identification of impairment triggering events related to property, plant and equipment and ROU assets as a critical audit matter. A high degree of auditor judgment was required to assess the Company’s identification of impairment triggering events due to subjectivity in the Company’s evaluation of the operational performance at the store level.

The following are the primary procedures we performed to address this critical audit matter. For a selection of stores, we assessed the Company’s identification of impairment triggering events related to property, plant and equipment and ROU assets by comparing the store’s operating performance to its actual historical operating performance results. We also read Board of Directors meeting minutes and available industry information to evaluate the Company’s identification of potential impairment triggering events.

/s/ KPMG LLP

We have served as the Company’s auditor since 2025.

Boston, Massachusetts

May 18, 2026, except for Note 5, as to which the date is June 12, 2026

Cumberland Farms Limited

Combined Consolidated Balance Sheets

(Amounts in millions)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$747	$285
Accounts receivable, net of allowance for credit losses of $7 and $8 as of December 31, 2025 and 2024	305	282
Inventories	438	403
Due from Parent	9	12
Prepaid expenses and other current assets	134	169

Total current assets	1,633	1,151
Property, plant and equipment, net	2,131	2,125
Intangible assets, net	619	648
Goodwill	4,555	4,375
Operating lease right-of-use assets	1,714	1,718
Loans and interest receivable due from Parent	1,341	1,127
Other assets, non-current	238	154

Total assets	$12,231	$11,298

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable	$560	$534
Accrued expenses and other current liabilities	1,085	894
Operating lease liabilities, current	214	180
Long-term debt, current	657	120
Guarantees on debt held by equity method investee	194	213

Total current liabilities	2,710	1,941
Long-term debt, net of current maturities	5,414	5,563
Operating lease liabilities, net of current portion	1,271	1,213
Finance lease liabilities, net of current portion	601	588
Deferred tax liabilities	678	638
Asset retirement obligation	186	165
Other liabilities, non-current	195	279

Total liabilities	11,055	10,387
Commitments and contingencies (Note 17)
Parent’s equity:
Net parent investment	1,176	911

Total liabilities and Parent’s equity	$12,231	$11,298

The accompanying notes are an integral part of these combined consolidated financial statements.

Cumberland Farms Limited

Combined Consolidated Statements of Operations and Comprehensive Income (Loss)

(Amounts in millions except share and per share amounts)

	For the Year Ended December 31,
	2025	2024	2023
Revenue (1)	$16,343	$17,005	$18,105
Cost of goods sold (1)	(13,668)	(14,259)	(15,401)

Gross profit	2,675	2,746	2,704
Operating expenses:
Selling, general and administrative	2,077	2,075	2,048
Depreciation and amortization	260	228	301
Impairment charges	185	120	118
Net gain on disposal	(2)	(32)	(916)

Total operating expenses	2,520	2,391	1,551

Income from operations	155	355	1,153
Interest income from loans with Parent	127	120	95
Other interest income	5	14	27
Interest expense	(668)	(773)	(853)
Other income, net	176	45	15

(Loss) income from continuing operations before income taxes	(205)	(239)	437
Income tax (benefit) expense	(60)	31	107

Net (loss) income from continuing operations	$(145)	$(270)	$330

Income from discontinued operations, net of tax	—	—	1,550

Net (loss) income	$(145)	$(270)	$1,880

Other comprehensive income (loss):
Foreign currency translation adjustments	599	(265)	291

Comprehensive income (loss)	$454	$(535)	$2,171

Basic and diluted (loss) earnings per common share:
Continuing operations	$(15,092)	$(28,102)	$34,346
Discontinued operations	—	—	161,324

Total basic and diluted (loss) earnings per common share	$(15,092)	$(28,102)	$195,670

Weighted-average common shares outstanding, basic and diluted	9,608	9,608	9,608
Supplemental information:
(1) Includes excise tax of:	$830	$858	$831

The accompanying notes are an integral part of these combined consolidated financial statements.

Cumberland Farms Limited

Combined Consolidated Statements of Changes in Net Parent Investment

(Amounts in millions)

Net Parent Investment
Balances as of December 31, 2022	$(1,695)
Net income	1,880
Other comprehensive income	291
Net contributions from (distributions to) Parent	173

Balances as of December 31, 2023	$649

Net loss	(270)
Other comprehensive loss	(265)
Net contributions from (distributions to) Parent	797

Balances as of December 31, 2024	$911

Net loss	(145)
Other comprehensive income	599
Net contributions from (distributions to) Parent	(189)

Balances as of December 31, 2025	$1,176

The accompanying notes are an integral part of these combined consolidated financial statements.

Cumberland Farms Limited

Combined Consolidated Statements of Cash Flows

(Amounts in millions)

	For the Year Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net (loss) income	$(145)	$(270)	$1,880
Income from discontinued operations, net of tax	—	—	1,550

Net (loss) income from continuing operations	(145)	(270)	330
Adjustments to reconcile net (loss) income from continuing operations to net cash flows from operating activities:
Net gain on disposal	(2)	(32)	(916)
Depreciation and amortization	260	228	301
Non-cash lease expense	120	115	106
Impairment charges	185	120	118
Deferred income taxes	(18)	61	123
Initial expected credit loss on contingent guarantee liability	—	—	194
Change in expected credit loss on contingent guarantee liability	(19)	(33)	(36)
Loss on debt extinguishment	34	20	31
Non-cash interest expense	46	54	42
Foreign exchange gains	(152)	(1)	(235)
Interest income on loans due from Parent	(127)	(120)	(95)
Other	7	5	36
Changes in assets and liabilities:
Decrease in accounts receivable	9	37	66
(Increase)/decrease in inventory	(12)	46	102
Increase in prepaid expenses and other assets	(11)	(18)	(68)
(Decrease)/increase in accounts payable	(49)	95	(75)
Increase/(decrease) in accrued expenses and other liabilities	48	(111)	116
Decrease in operating lease liability	(52)	(46)	(53)

Net cash flows from operating activities of continuing operations	$122	$150	$87

Cash flows (used in) from investing activities of continuing operations:
Purchases of property, plant and equipment and intangible assets	(236)	(203)	(169)
Proceeds from disposal of property, plant and equipment and intangible assets	23	136	176
Proceeds from disposal from sale and leaseback	—	—	1,455
Proceeds from disposal of business	—	—	2,348
Loans with related parties	43	18	(16)
Dividends received from joint ventures and associates	(3)	5	2

Net cash flows (used in) from investing activities of continuing operations	$(173)	$(44)	$3,796

Cash flows from (used in) financing activities of continuing operations:
Repayments of long-term debt	(1,082)	(4,511)	(6,848)
Borrowings of long-term debt	1,058	3,978	3,041
Proceeds from bank overdraft	146	153	87
Repayments of bank overdraft	(147)	(173)	(69)

Cumberland Farms Limited

Combined Consolidated Statements of Cash Flows—(Continued)

(Amounts in millions)

	For the Year Ended December 31,
	2025	2024	2023
Payment of debt issuance costs and debt refinancing fees	(10)	(33)	(246)
Repayments of finance lease obligations	(14)	(15)	(15)
Settlement of foreign exchange forward contract	—	—	(14)
Payment of deferred offering costs	(3)	—
Net contributions from Parent	686	548	73

Net cash flows from (used in) financing activities of continuing operations	$634	$(53)	$(3,991)

Cash flows used in discontinued operations:
Net cash flows from operating activities of discontinued operations	—	—	92
Net cash flows from investing activities of discontinued operations	—	—	(149)

Net cash flows from discontinued operations	$—	$—	$(57)

Net change in cash and cash equivalents before effect of exchange rate changes	583	53	(165)
Effect of exchange rate changes on cash and cash equivalents	(121)	(27)	76

Net change in cash and cash equivalents	462	26	(89)
Cash and cash equivalents at beginning of period	285	259	348

Cash and cash equivalents at end of period	$747	$285	$259

Supplemental cash flow disclosures:
Cash paid for interest	$499	$788	$516
Noncash investing and financing activities
Purchases of property, plant and equipment and intangibles in accounts payable and accrued expenses	$39	$14	$11
Non-cash net contributions from (distributions to) Parent	$(875)	$249	$100

The accompanying notes are an integral part of these combined consolidated financial statements.

Cumberland Farms Limited

Notes to Combined Consolidated Financial Statements

1.	Description of Business and Basis of Presentation

Description of Business

Cumberland Farms Limited (f/k/a LuxBridge International Limited) through its subsidiaries is a retailer providing three primary categories of products to its customers: sale of fuel (“Fuel”), sale of food and beverages, tobacco products, toiletries, household items and other non-fuel, non-prepared food items (“Grocery & Merchandise”) and sale of prepared food, ready to eat meals and bakery items (“Foodservice”), as well as other ancillary services. As of December 31, 2025, the subsidiaries of Cumberland Farms Limited had a total of 1,464 stores and other sites in 24 states within the United States of America (the “United States” or the “U.S.”) and 1,782 across Europe. Cumberland Farms Limited (formerly EG Holdings B.V. and LuxBridge International Limited) is an indirect wholly owned subsidiary of EG Group Holdings Limited (the “Parent”).

Between December 2025 and March 2026, the Parent completed a reorganization (the “Reorganization”) in advance of a proposed initial public offering (the “IPO”). Prior to the Reorganization, Cumberland Farms Limited consolidated certain of the Parent’s European subsidiaries. As part of the Reorganization, the Parent transferred its U.S. operating entities, certain financing entities within the United Kingdom (the “U.K.”), certain intermediary holding entities and the Parent’s U.K. shared service center to Cumberland Farms Limited. The Parent also transferred certain European subsidiaries out of EG Holdings B.V. (now Cumberland Farms Limited) to align the legal structure with the business to be included in the planned IPO. Following the Reorganization, the combined consolidated Cumberland Farms Limited is comprised of the Parent’s operations in the United States, Germany and Benelux. The Company also includes certain operating entities within the U.K. that were disposed of in the periods presented herein.

Cumberland Farms Limited serves as the holding entity for the entities and underlying business to be included in the planned IPO. References in these combined consolidated financial statements to the “Company” refer to Cumberland Farms Limited and its subsidiaries following the Reorganization.

As part of the Reorganization, the Company also completed a change in its jurisdiction of incorporation to the Cayman Islands.

Basis of Presentation

Ultimate control remains unchanged before and after the Reorganization, with the Parent continuing as the controlling party of the Company. Accordingly, the Reorganization is accounted for as a common control transaction in accordance with Accounting Standards Codification (“ASC”) 805-50, Business Combinations – Related Issues.

As the Reorganization represents a change in reporting entity under ASC 250, Accounting Changes and Error Corrections, the Company’s combined consolidated financial statements have been prepared as if the Reorganization had been effective at the beginning of the earliest period presented. The historical results of operations of legal entities that do not form part of the Company following the Reorganization have been excluded from these combined consolidated financial statements. Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions with the Parent and its subsidiaries, as well as upstream holding companies of the Parent. All intercompany balances and transactions within the Company have been eliminated in these combined consolidated financial statements.

These combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. The historical financial condition, results of operations and cash flows presented in these combined consolidated financial statements may not reflect what the Company’s financial condition, results of operations or cash flows would have been had the Company been a standalone company during the periods presented. In addition, the historical financial condition, results of operations and cash flows presented in these combined consolidated financial statements may not reflect what the Company’s financial condition, results of operations and cash flows may be in the future.

Liquidity

Since inception, the Company has primarily funded its operations and capital needs through its operations as a retailer as well as through net proceeds received from its term loans and senior secured notes (as further discussed in Note 12, Debt).

The Company believes its existing cash balances, including from its current borrowings, available committed and unfunded revolving credit facility (“RCF”), and cash from operations will be sufficient to fund ongoing operations through at least one year from the date the financial statements were available to be issued.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of combined consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, accounting for (i) impairment of goodwill, intangibles and other long-lived assets, (ii) contingent and non-contingent guarantees, (iii) operating lease right-of-use (“ROU”) assets, assets held under finance leases and the corresponding lease liabilities, (iv) income tax uncertainties and deferred income taxes and (v) asset retirement obligations (“AROs”).

Foreign Currency and Currency Translation

The combined consolidated financial statements are presented in U.S. dollars.

The functional currency for most of the Company’s foreign subsidiaries is their local currency. For non-U.S. subsidiaries that transact in a functional currency other than the U.S. dollar, assets and liabilities are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average foreign currency exchange rates for the period. Adjustments resulting from the translation of the financial statements of foreign operations into U.S. dollars are excluded from the determination of net income and are recorded in other comprehensive income (loss), as a separate component of the changes in net parent investment. Transaction gains and losses are included in other expense, net in the combined consolidated statements of operations and comprehensive income (loss).

For subsidiaries where the functional currency of the assets and liabilities differs from the local currency, non-monetary assets and liabilities are translated at the rate of exchange in effect on the date assets were acquired while monetary assets and liabilities are translated at current rates of exchange as of the balance sheet date. Income and expense items are translated at the average foreign currency rates for the period. Translation adjustments for these subsidiaries are included in other income, net in the combined consolidated statements of operations and comprehensive income (loss).

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk primarily include cash and cash equivalents and accounts receivables. The Company maintains cash and cash equivalents with a number of domestic and international financial institutions of high credit quality. While certain balances exceed insured limits, funds are held with major institutions. During the years ended December 31, 2025, 2024 and 2023, no single customer accounted for 10% or more of total revenues. As of December 31, 2025 and 2024, no single customer accounted for 10% or more of accounts receivable.

The following table presents information about the Company’s significant suppliers:

	For the Year Ended December 31,			As of December 31,
	2025	2024	2023	2025	2024
	% of total operating expenses and cost of goods sold			% of accounts payable
Vendor A	31%	30%	25%	22%	10%

Cash and Cash Equivalents

Short-term, highly liquid investments with maturity of three months or less when purchased are considered to be cash equivalents. Included in cash equivalents are money market funds as well as receivables with remittances of less than three days.

Accounts Receivable, Net

The Company’s accounts receivable is recorded at the invoiced amount and does not bear interest. Accounts receivable is presented net of an estimated allowance for credit losses for amounts that may not be collectible. The allowance for credit losses is evaluated on a regular basis by Management and is based on an assessment of expected credit losses determined by references to historical write-off experience and are adjusted to reflect current and forward-looking information. As of December 31, 2025 and 2024, the Company’s allowance for credit losses was not material. To date, the Company has not experienced any significant credit-related losses.

Discontinued Operations

The results of operations of disposal groups are reported as discontinued operations if the disposal represents a strategic shift that will have a major effect on the entity’s operations and financial results. When a disposal group is identified for discontinued operations reporting: (i) results for prior periods are retrospectively reclassified as discontinued operations; (ii) results of operations are reported in a single line, net of tax, in the consolidated statements of operations; and (iii) assets and liabilities are reported as held for sale in the consolidated balance sheets in the period in which the disposal group is classified as held for sale.

In addition, pursuant to the Company’s accounting policy for cash received from the sale of discontinued operations, the cash inflow is presented as investing activities from continuing operations.

Unless otherwise noted, all amounts and disclosures included in these notes to the combined consolidated financial statements reflect only the Company’s continuing operations. Refer to Note 3, Discontinued Operations and Other Disposals, for information on the Company’s discontinued operations for the year ended December 31, 2023.

Inventories

The cost of inventories for the Company’s subsidiaries, with the exception of certain of the Company’s U.S. subsidiaries, are determined using the weighted-average method and are recorded at net realizable value on a first-in, first-out (“FIFO”) basis. The cost of inventories for certain of the Company’s U.S. subsidiaries are determined through the use of the last-in, first-out (“LIFO”) method, using either the weighted-average method or the retail inventory method, and are recorded at the lower of cost or market. The cost of inventories purchased for resale includes all costs incurred in transporting the goods to their present location. The Company periodically reviews inventory for obsolescence and records a charge to cost of goods sold for any amounts required to reduce the carrying value of inventories to net realizable value or lower of cost or market, as applicable.

Inventory cost, where appropriate, is reduced by estimates of vendor rebates when earned or as the Company progresses towards earning those rebates, provided that they are probable and reasonably estimable.

Refer to the discussion below within “cost of goods sold” for further detail on the Company’s policy on supplier vendor incentives, rebates and discounts.

Property, Plant and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation which is recorded using the straight-line method over the estimated useful lives of the respective assets, as presented below:

Estimated Useful Lives
Land	Not depreciated
Buildings	20 to 30 years
Furniture and fixtures	3 to 30 years
Leasehold improvements	Lesser of term of lease or life of asset
Assets under construction	Not depreciated until placed into service

Maintenance and repairs are charged to selling, general and administrative expense within the Company’s combined consolidated statements of operations and comprehensive income (loss) as incurred.

Refer to “Impairment of Long-Lived and Definite-Lived Intangible Assets” below for the Company’s policy regarding the impairment of certain tangible assets, including property, plant and equipment.

Intangible Assets, Net

The Company’s intangible assets primarily include trade names, customer and dealer relationships and other intangible assets. The cost of intangible assets acquired in a business combination is recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired, separately from goodwill. Intangible assets are carried at cost less accumulated amortization and impairment losses. Intangible assets with definitive lives are amortized on a straight-line basis over their respective estimated useful lives, as presented below:

Estimated Useful Lives
Trade names (1)	5 to 20 years
Customer/dealer relationships	10 to 15 years
Other intangible assets	3 to 16 years

(1)	Certain of the Company’s trade names have indefinite useful lives and are accordingly not amortized. These intangible assets are subject to impairment testing, as further discussed below.

Impairment of Long-Lived and Definite-Lived Intangible Assets

The Company reviews the carrying values of its long-lived assets, such as property, plant and equipment and other finite-lived assets, including definite-lived intangible assets, for possible impairment when events or circumstances indicate that the carrying value of the asset group (which, here and below, refers to the Company’s assessment of its long-lived assets at the store level) may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges. If the total of the undiscounted future cash flows is less than the carrying amount of the store-level asset group, an impairment loss, if any, is recognized as the difference between the estimated fair value and the carrying value of the asset group.

Property, Plant and Equipment and ROU Assets

The Company’s judgment regarding the identification of impairment indicators is generally based on operational performance at the store level. Factors considered by the Company that could result in an impairment triggering event include current period losses combined with a history of losses or a projection of continuing losses, significant changes in the use of assets, and an accumulation of costs significantly in excess of the amount originally expected for the construction of the long-lived store assets. When triggering events are identified, the Company assesses the recoverability of the assets by determining whether the carrying value of such assets over their respective remaining lives can be recovered through projected undiscounted future cash flows. The model for undiscounted future cash flows includes assumptions, at the individual store level, with respect to expectations for future sales and gross margin rates. If the first step of the long-lived asset impairment test concludes that the carrying amount of the asset is not recoverable, the Company performs the second step of the long-lived asset impairment test by comparing the fair value of the store-level asset group to its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value. The amount of impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company’s average cost of funds or other appropriate methods.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded asset impairment charges of $78 million, $61 million and $53 million related to the write downs of certain stores, respectively, and $107 million, $49 million and $43 million related to the write downs of certain operating lease ROU assets, respectively.

Definite-Lived Intangible Assets

Definite-lived intangible assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. An impairment charge is recognized when the estimated discounted future cash flows are less than the asset’s carrying amount in an amount equal to the excess of the carrying value of the impaired asset over its fair value.

Impairment of Indefinite-Lived Assets

Indefinite-lived intangible assets, primarily trade names, are not amortized but tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Fair value is estimated using the relief-from-royalty method, which applies an assumed royalty rate to projected revenues and discounts the resulting cash flows to present value.

Refer to Note 9, Intangible Assets, Net, for further detail about the Company’s intangible assets impairment testing performed for the years ended December 31, 2025, 2024 and 2023.

Goodwill

Goodwill is required to be allocated to reporting units which are either (i) an operating segment or (ii) components of an operating segment that are one level below and for which discrete financial information is prepared and regularly reviewed by management.

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. Goodwill is not amortized, but is subject to impairment testing at the reporting unit level. Impairment testing is performed annually or when there is indication that a triggering event has occurred, such as an operating loss or a significant adverse change in the reporting unit’s business. The Company has elected to perform its annual goodwill impairment testing in the fourth fiscal quarter of each year.

For goodwill impairment testing, the Company has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If the Company determines that it is not more likely than not, no additional test is required. However, if the Company concludes otherwise or elects not to perform the qualitative assessment then a quantitative impairment test is performed by comparing the fair value of the reporting unit with its carrying value, including goodwill. Projections used in impairment testing include future cash flows and operating projections, which by their nature, are subjective. If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment to goodwill is recognized in an amount equal to the excess, and limited to the total amount of goodwill allocated to the reporting unit, as a charge in the combined consolidated statements of operations and comprehensive income (loss).

Refer to Note 10, Goodwill, for further detail about the Company’s goodwill impairment testing performed for the years ended December 31, 2025, 2024 and 2023.

Asset Retirement Obligations (ARO)

The company’s ARO primarily relates to the removal of underground fuel storage tanks. The Company recognizes the estimated future cost to remove these underground storage tanks over the estimated useful life of the storage tank. The Company records a discounted liability for the fair value of an ARO with a corresponding increase to the carrying value of a long-lived asset at the time an underground storage tank is installed. The Company depreciates the amount added to property, plant and equipment on a straight-line basis and recognizes accretion expense in connection with the discounted ARO liability over the remaining life of the tank. The estimates of the anticipated future costs for removal of an underground storage tank are based on our prior experience with removal. Because these estimates are subjective and are currently based on historical costs with adjustments for estimated future changes in the associated costs, the Company expects the dollar amount of these obligations to change as more information is obtained.

Refer to Note 14, Asset Retirement Obligations, for further information.

Long-Term Debt

The Company’s long-term debt includes term loans, senior secured notes and a revolving credit facility. The term loans are recorded at par value less debt issuance costs, which are recorded as a reduction in the carrying value of the debt, unless the fair value option is elected. The discount, premium and issuance costs associated with the term loans are amortized using the effective interest rate method over the term of the debt as a non-cash charge to interest expense on the Company’s combined consolidated statements of operations and comprehensive income (loss). Borrowings under the revolving credit facility, if any, are recognized at principal balance plus accrued interest based upon stated interest rates. Long-term debt is presented as current if the liability is due to be settled within twelve months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis. In the event a debt obligation is modified, the Company evaluates the transaction under ASC 470-50-40, Debt Modifications and Extinguishments. If the new debt terms are substantially different from the original debt terms, the original debt is accounted for as being extinguished and a new debt instrument will be recognized. Any associated deferred issuance costs are written off immediately in proportion to the amount of debt that is extinguished. If the new debt terms are not substantially different from the original debt terms, the transaction will be accounted for as a modification of the original debt terms. In this case, there would not be a write-off of associated issuance costs.

As of December 31, 2025 and 2024, the Company has not utilized the fair value option election for any of its outstanding debt.

Refer to Note 12, Debt, for further detail regarding the Company’s long-term debt.

Guarantees

The Company maintains a guarantee liability that represents its contingent and non-contingent exposure related to guarantees and standby liquidity obligations associated with related party debt in connection with a sale and leaseback transaction, as further discussed in Note 3, Discontinued Operations and Other Disposals.

The contingent portion of the guarantee liability represents Management’s estimate of the Company’s exposure to losses within the guarantee portfolio. The methodology used to estimate the contingent guarantee liability is consistent with the methodology used to determine the allowance for credit losses under the Current Expected Credit Losses (“CECL”) model.

The non-contingent portion of the guarantee represents the fair value of the existence of the guarantee, even if the payment is remote. The fair value of the non-contingent portion of the guarantee was estimated using a with-and-without approach which contemplates the fair value of the underlying debt with and without the impact of the guarantee.

The methodologies for the respective fair values of the contingent portion and non-contingent portion of the guarantee liability are further discussed within Note 4, Fair Value Measurements. The total guarantee liability is recorded within “guarantees on debt held by equity method investee” on the combined consolidated balance sheets.

Contingencies

The Company has certain contingent liabilities that arise in the ordinary course of business activities. The Company accrues for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability on the Company’s combined consolidated balance sheets. The Company does not accrue for contingent losses that, in its judgement, are considered to be reasonably possible, but not probable; however, it discloses the range of reasonably possible losses.

As part of its contingent liabilities, the Company accrues for environmental remediation liabilities when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. The liability for environmental costs is based on the current cost escalated at an inflation rate and discounted at a risk-free rate adjusted for inflation.

Refer to Note 17, Commitments and Contingencies, for further discussion on the Company’s commitments and contingencies.

Fair Value Measurements

Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 - Quoted prices (inputs unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The Company’s cash equivalents, which include money market funds, are carried at fair value in Level 1, determined according to the fair value hierarchy. The carrying values of the Company’s accounts receivable, net, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying value of the Company’s debt approximates the fair value as of December 31, 2025 and 2024, as the variable rates on the Company’s outstanding balances approximate current market rates. This conclusion was made based on Level 2 inputs.

Assets and liabilities measured at fair value on a nonrecurring basis primarily relate to long-lived assets, including definite-lived intangible assets, indefinite-lived intangible assets and goodwill, which are remeasured when fair value falls below carrying value. These assets are not routinely adjusted to fair value; remeasurement occurs only in the event of an impairment.

Income taxes

The Company accounts for income taxes under the asset and liability method pursuant to ASC 740, Accounting for Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the combined consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Specifically, the provision for income taxes and related balance sheet accounts reflected in the accompanying combined consolidated financial statements are based on the separate return method that is systematic, rational, and consistent with the asset and liability approach under ASC 740. The separate return method represents a hypothetical income tax computation assuming the Company historically operated as a standalone taxable entity filing separate income tax returns.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the combined consolidated statements of operations and comprehensive income (loss).

Leases

The Company determines whether a contract is or contains a lease at inception. The Company leases buildings, land, vehicles and equipment. At the lease commencement date, when control of the underlying asset is transferred from the lessor to the Company, the Company classifies a lease as either an operating or finance lease and recognizes these leases on the combined consolidated balance sheets. For leases with a term of twelve months or less, the Company has elected to not recognize lease assets and lease liabilities and will recognize lease expense on a straight-line basis over the lease term. Lease terms often include options to extend the lease. If it is reasonably certain that the Company will exercise an available renewal option, the option period is included in the lease term and the associated lease payments during the renewal period are included in the measurement of the lease.

At the lease commencement date, operating and finance lease liabilities are recorded at the present value of the lease payments over the expected remaining lease term. As the rate implicit in the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate to calculate the present value of lease payments. The incremental borrowing rate represents an estimated rate of interest that the Company would have to pay to borrow on a collateralized basis with similar terms as of the lease measurement date. Operating and finance lease ROU assets are based on the respective lease liability, adjusted for prepaid lease payments, lease incentives, and initial direct costs. For operating leases, lease expense is recognized on a straight-line basis over the lease term. For finance leases, the Company recognizes amortization expense on the ROU asset and interest expense on the lease liability over the lease term. Operating and finance lease ROU assets are subject to the impairment guidance for long-lived assets, as further discussed above.

Lease payments that are included in the measurement of the Company’s leases include fixed and in-substance fixed payments, less any incentives paid or payable, and variable lease payments that depend on an index or rate, based on the index or rate in place at the measurement date. After the initial measurement of a lease, any change in lease payments arising from a change in the applicable index or rate does not, in isolation, cause the lease to be remeasured. Instead, the difference between the lease payments determined at the initial measurement of the lease and the revised lease payments based on a change in the index or rate are recognized in the combined consolidated statements of operations and comprehensive income (loss) as incurred. Payments that vary based on the performance or usage of the underlying asset, such as payments based on a percentage of sales or volume of fuel sold, are excluded from the measurement of a lease and are recognized as an expense in the period in which the event or condition that triggers the payment occurs. Payments for non-lease components, such as operating or maintenance expenses, and certain executory costs that neither pertain to a right of use being granted or good or service being transferred, such as property taxes and insurance, are excluded from the Company’s leases.

After lease commencement, leases are remeasured when: (i) a lease is modified and the modification is not accounted for as a separate contract, (ii) a reassessment trigger, usually resulting from either the exercise or non-exercise of an option that was not previously assumed or the occurrence of a significant event or change in circumstances within the Company’s control that directly affects whether an option is reasonably certain of exercise or non-exercise that was not previously assumed, that causes a change in the lease term or a change in assessment of a purchase option being exercised or (iii) variable lease payments become fixed following the resolution of a contingency. In each case, the lease liability is remeasured using the revised lease payments with a corresponding adjustment to the ROU asset. In cases (i) and (ii), lease classification is reassessed and the revised lease payments are discounted using the appropriate updated discount rate.

The Company’s lease agreements do not include significant restrictive covenants or residual value guarantees. Refer to Note 13, Leases, for further information on the Company’s leases and Note 3, Discontinued Operations and Other Disposals, for further information on the Company’s sale and leaseback transaction.

Revenue Recognition

The Company’s revenues are generated through three primary categories of products and services to its customers: Fuel, Grocery & Merchandise and Foodservice. The Company also provides ancillary services, such as car washes, lottery ticket sales and ATMs, through its retail operations which are recognized within “other” in the Company’s revenue disaggregation, as included in Note 5, Revenue Disaggregation and Segment Information.

Further, the Company has a mix of company-owned, company-operated (“COCO”), company-owned, not company-operated (“CONCO”) and retailer or dealer-owned and operated (“Other Sites”) operating models. The recognition of revenue and costs vary depending on the type of model:

•

Under the COCO model, the Company’s revenue reflects the income earned from sales of its Fuel, Grocery & Merchandise and Foodservice products and ancillary services and its cost of goods sold reflects the cost of its Fuel, Grocery & Merchandise and Foodservice products and ancillary services.

•

Under the CONCO model, the dealer, franchisee or retailer is responsible for all non-fuel operations, as well as operating costs associated with the management of the site, where the Company is responsible for any capital and maintenance costs associated with the fuel equipment and, in some instances, it has a supply arrangement for fuel sales and inventory. Under a supply arrangement, fuel revenue from the site reflects the income received from the sale of fuel products to the end customer. A commission on fuel sales is payable by the Company to the dealer. Under a non-supply arrangement, fuel revenue from the site reflects income received from the sale of fuel products to the dealer at a predetermined price. For certain of the Company’s dealer operated sites, the Company receives a commission on Grocery & Merchandise products sold by the dealer to the end customer. Fuel revenue from retailer operated sites reflects the income received from the sale of fuel products to the end customer. A commission on fuel sales is also payable by the Company to the retailer. The retailer also pays rent to the Company, which is recorded as within “other” in the Company’s revenue disaggregation.

•

Other Sites are owned and operated by a third party who has full responsibility for the performance and maintenance of the site. Fuel revenue under a supply arrangement and under a non-supply arrangement follows the same patterns described under the CONCO model for dealers, with commission on fuel sales also payable by the Company to the dealer. For Other Sites, the Company may also use authorized distributors to resell fuel through their own sites. In these arrangements, fuel revenue reflects income received from the sale of fuel to the distributor.

Revenue is recognized when performance obligations under the terms of a contract with our customers are satisfied and is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services.

Loyalty Programs

The Company operates certain customer loyalty programs where customers accumulate points for purchases made, which entitles them to discounts on future purchases.

Loyalty programs are treated as a separate performance obligation as the option to the future goods or services at discounted pricing represents a material right to the customer. Management estimates the standalone selling price based on the likelihood of redemption and the discounts to be given to the customer on the next purchase.

Revenue from loyalty points is recognized when the customer redeems the points. Revenue for points that are not expected to be redeemed is recognized in proportion to the pattern of rights exercised by customers. A contract liability is recognized in respect of the price allocated to points which remain unredeemed and are expected to be exercised by the customer at year end. As of December 31, 2024 and 2023, the contract liability balances, which are recorded within accrued expenses and other current liabilities on the combined consolidated balance sheets, were not material.

Fuel Duty

The Company may be obligated to pay fuel duty for the purchase of fuel from suppliers and resale to customers, or for the production of fuel (at the point at which the fuel leaves the production site). In all markets where fuel duty is applicable to fuel purchases and sales, the Company acts as the principal and is primarily responsible for paying the tax authorities. Therefore, such amounts are recognized gross, with amounts paid by the Company captured within cost of sales on its combined consolidated statements operations and comprehensive income (loss), and amounts received from customers included in revenue.

Other Sales

Revenue from the provision of services such as car washes, lotteries, pay zones and ATMs is recognized when the service is provided as that is the point in time at which the customer benefits from the service. Where the Company acts as an agent selling goods or services, only the commission income is included within revenue on the combined consolidated statements of operations and comprehensive income (loss). Payment of the transaction price is usually due immediately.

Cost of Goods Sold

Cost of goods sold represents direct costs incurred in the sale of goods and services including, among other things, commissions paid to dealers, the purchase and delivery costs of Fuel, Grocery & Merchandise and Foodservice products supplied to the Company’s customers.

The Company refers to supplier incentives, rebates and discounts (such as volume-related discounts from suppliers and income received from suppliers to support specific in-store promotional activities for supplier products) collectively as “commercial income”. Commercial income is recognized as a deduction from cost of goods sold on an accrual basis based on the expected entitlement that has been earned up to the balance sheet date for each relevant supplier contract.

The Company operates a number of brands under franchise agreements across its jurisdictions. Costs paid to franchise owners are presented within cost of goods sold on the Company’s combined consolidated statement of operations and comprehensive income (loss) and are calculated as a percentage of gross revenue. Amounts due related to commercial income are recognized within prepaid assets and other current assets, except in cases where the Company has a legally enforceable right of set-off and intends to offset amounts due from suppliers against amounts owed to those suppliers, in which case only the net amount receivable or payable is recognized.

Joint Ventures

The Company’s share of the results of joint ventures is included in the Company’s combined consolidated statements of (loss) income and comprehensive income (loss) within other income, net, using the equity method of accounting. These investments are initially recognized at cost, plus post-acquisition changes in the Company’s share of the net assets of the entity, less any impairment in value.

If the Company’s share of losses in a joint venture or associate equals or exceeds its investment in the joint venture or associate, the Company does not recognize further losses, unless it has incurred obligations to do so or made payments on behalf of the joint venture or associates.

Net Parent Investment

In the accompanying combined consolidated financial statements, the Parent’s historical investment in the Company is presented as net parent investment in lieu of shareholders’ equity. Net parent investment represents the Parent’s interest in the recorded net assets of the Company, accumulated results of operations, and the net effect of transactions with and from the Parent, its subsidiaries and its upstream holding companies.

Net parent investment includes accumulated net (loss) income of the Company, net cash transfers, cumulative translation adjustments, and other asset or liability transfers between the Parent and the Company occurring through intercompany transactions between the Company and the Parent and its wholly owned subsidiaries. All transactions reflected in net parent investment have been considered either (i) cash receipts and payments or (ii) non-cash activity for purposes of the combined consolidated statements of cash flows and are presented within financing activities or non-cash financing activities, as appropriate, in the accompanying combined consolidated statements of cash flows.

Earnings Per Share

Basic earnings per share attributable to common stockholders is computed by dividing the net (loss) income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share attributable to common stockholders is computed by dividing the diluted net income attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents. The Company had no potentially dilutive common shares outstanding during the years ended December 31, 2025, 2024 and 2023.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, or ASU 2023-07. ASU 2023-07 expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are also required for public entities with a single reportable segment. The Company adopted the guidance in the fiscal year beginning January 1, 2024 and applied this standard retrospectively to the prior period presented in the combined consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures primarily related to the tax rate reconciliation and income taxes paid information. The amendments in this ASU are effective for annual periods beginning after December 15, 2024. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. The Company adopted this new ASU and has provided the applicable disclosures for the years ended December 31, 2025, 2024 and 2023 within Note 15, Income Taxes.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the statements of operations and comprehensive income (loss). This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation.

3.	Discontinued Operations and Other Disposals

Asda Disposal

During the year ended December 31, 2023, the Company initiated and completed the sale of the majority of its U.K. Fuel, Grocery & Merchandise and Foodservice business to Asda Stores Limited (“Asda”) following a strategic decision to deleverage the Company’s combined consolidated balance sheets (the transaction, the “Asda Disposal”). The sale was completed for total consideration of $2,466 million.

The calculation of the corresponding gain recognized within the Company’s combined consolidated statements of operations and comprehensive income (loss) is shown below (in millions):

Total consideration	$2,466
Purchase price adjustment	(32)
Allocated to services to be provided	(86)
Cash disposed	(39)

Cash flow, net consideration	2,309
Cash disposed	39
Consideration not yet received	32

Net consideration	2,380
Net assets disposed of	(909)
Costs to sell	(16)
Inter-company balances settled on completion	(43)
Reclassification of foreign currency differences on disposal of business to income statement	(39)

Gain on disposal	$1,373

Pursuant to the terms of the sale, the Company recognized certain amounts receivable in relation to purchase price adjustments which have not been received as of December 31, 2025. In addition, as part of the total consideration transferred, the Company entered into an arrangement comprising certain post-completion obligations, including transition services to be provided by the Company and reimbursements of specified costs incurred by the related party which have not been paid as of December 31, 2025. As of December 31, 2025 and 2024, these items resulted in a net payable balance of $23 million and $27 million, respectively.

As Asda is owned by a company with shareholders in common with the Parent, these amounts owed to and by Asda are included as related party transactions in Note 18, Related Party Transactions.

The Company further determined that the Asda Disposal met the criteria for discontinued operations given this transaction represented a strategic shift that would have a major effect on its operations and financial results. Accordingly the Asda Disposal is presented as discontinued operations in the accompanying combined consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2023.

The following table summarizes the results of operations from the disposals that are being reported as discontinued operations (in millions):

For the Year Ended December 31, 2023
Revenue	$2,616
Cost of goods sold	(2,163)

Gross profit	453
Operating expenses:
Selling, general and administrative	327
Depreciation and amortization	36
Gain on disposal	(1,373)

Total operating expenses	(1,010)

Operating income from discontinued operations	1,463
Interest expense (1)	(11)

Income from discontinued operations	1,452
Income tax benefit	(98)

Income from discontinued operations, net of tax	$1,550

(1)	Interest expense included in discontinued operations relates to the Company’s finance leases.

Depreciation and amortization expense related to discontinued operations was $36 million for the year ended December 31, 2023. The Company ceased depreciating and amortizing its long-lived assets within the disposal group upon consideration as held for sale.

Capital expenditures related to discontinued operations was $153 million for the year ended December 31, 2023.

Sale and Leaseback Transaction

In May 2023, the Company entered into a sale and leaseback transaction to sell 414 properties in the United States for gross consideration of approximately $1,494 million and concurrently leased the properties back with lease terms ranging from 18-22 years. To facilitate the transaction, a leveraged partnership structure was implemented. The leveraged partnership included the creation of a new entity, MDC Obsidian LLC (“MDC”), with whom the sale and leaseback took place. The Company contributed 414 properties to MDC in exchange for cash consideration of $1,455 million and a 5% equity holding in the leveraged partnership (valued at approximately $39 million). Realty Income Corporation (“RI”), the indirect purchaser of the properties, holds the remaining 95% equity interest in the partnership. To fulfill the payment of $1,455 million required to purchase the assets from the Company, MDC received a loan of approximately $1,174 million from RI and a contribution of properties from RI totaling $464 million, in exchange for their equity interest.

The loan from RI to MDC is guaranteed by the Company, meaning in the event MDC defaults on the loan with RI, the Company acts as guarantor to the debt itself. The debt guarantee is considered to meet the definition of a guarantee under ASC 460 with both a noncontingent component, which represents the Company’s stand-ready obligation, and a contingent component. As discussed in Note 2, Summary of Significant Accounting Policies, the debt guarantee is recorded on the Company’s combined consolidated balance sheets as “guarantees on debt held by equity method investee.”

Control of the properties transferred to MDC and the Company recognized a gain of $920 million, net of taxes and closing costs.

Refer to Note 4, Fair Value Measurements, for further detail on the guarantee.

4.	Fair Value Measurements

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in millions):

	Fair Value Measurements as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$517	$—	$—	$517
Unquoted equity shares	—	—	41	41

Total financial assets	$517	$—	$41	$558

Financial liabilities:
Contingent financial guarantee	$—	$106	$—	$106
Non-contingent financial guarantee	—	88	—	88

Total financial liabilities	$—	$194	$—	$194

	Fair Value Measurements as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$56	$—	$—	$56
Unquoted equity shares	—	—	43	43

Total financial assets	$56	$—	$43	$99

Financial liabilities:
Contingent financial guarantee	$—	$125	$—	$125
Non-contingent financial guarantee	—	88	—	88

Total financial liabilities	$—	$213	$—	$213

There were no transfers between Levels during the periods presented.

Valuation of Contingent and Non-Contingent Financial Guarantees

As further discussed within Note 3, Discontinued Operations and Other Disposals, in connection with a sale and leaseback transaction entered into in May 2023, the Company became the guarantor of a related loan. The debt guarantee is considered to meet the definition of a guarantee under ASC 460, with both a contingent and non-contingent component.

The contingent portion of the guarantee falls under the scope of ASC 326 given it is a financial guarantee that is otherwise not in scope of other financial guarantee guidance under U.S. GAAP, and therefore its fair value was estimated using an expected credit loss based approach which considers both (i) the likelihood that the Company as the guarantor will have to fulfill its obligation and (ii) the estimated expected credit losses related to the obligation. The Company recorded an initial contingent liability at the time of the transaction of $194 million. Following the guidance under ASC 326, at each reporting period, the Company reassesses the expected credit losses and any related adjustments are recorded within other income, net in the Company’s combined consolidated statement of operations and comprehensive income (loss). As of December 31, 2025 and 2024, the respective fair value of the contingent portion of the guarantee $106 million and $125 million, respectively, with the changes in fair value recorded to other income, net for the years ended December 31, 2025, 2024 and 2023, respectively.

The non-contingent portion of the guarantee represents the value of the existence of the guarantee, even if the payment is remote. The fair value was estimated using a with-and-without approach, where the non-contingent obligation amount is equal to the value of the related debt inclusive of the guarantee less the value of the related debt without the guarantee. The Company initially recognized a non-contingent liability at its fair value of $88 million in connection with its debt guarantee. The liability is amortized over the term of the guarantee to the extent of changes in the underlying exposure; however, as the underlying exposure has not changed, no amortization has been recognized to date and the fair value remains unchanged. Both the contingent portion and non-contingent portion of the guarantee are presented as current liabilities on the Company’s combined consolidated balance sheets as the Company’s obligations under the guarantee are not within the control of the Company.

Valuation of Unquoted Equity Shares

Also in connection with the sale and leaseback transaction, the Company received 5% ownership in MDC, which is accounted under the equity method. The Company’s investment in MDC relates to unlisted shares that are not traded in active market and thus are included within the Level 3 fair value hierarchy. The fair value of the unlisted shares is calculated based on the Company’s 5% equity ownership, equating to $39 million. As the fair value of the Company’s share of the investments net assets remains unchanged from inception and as of December 31, 2025 and 2024, a Level 3 rollforward is not presented. The remaining $2 million in unquoted equity shares corresponds to the Company’s investment in certain other unlisted shares.

5.	Revenue Disaggregation and Segment Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM uses Segment Adjusted EBITDA to determine segment profitability in order to assess performance and allocate resources for the Company’s reportable segments based on monitoring of budgeted versus actual results. The Company has identified two reportable segments, which are consistent with its operating segments and organized based on the geographic areas in which business is conducted, the United States and Europe.

The following tables provide revenue by product category, significant expenses, other segment expenses and the segment measure of profitability, Segment Adjusted EBITDA, by reportable segment, including a reconciliation of total reportable Segment Adjusted EBITDA to combined consolidated income (loss) from continuing operations before income taxes (in millions):

	For the Year Ended December 31, 2025			For the Year Ended December 31, 2024			For the Year Ended December 31, 2023
	United States	Europe	Total	United States	Europe	Total	United States	Europe	Total
Revenue:
Fuel	$4,577	$7,290		$5,110	$7,445		$5,812	$7,739
Grocery & Merchandise (1)	2,353	943		2,442	874		2,647	785
Foodservice (1)	379	267		396	243		404	242
Other	99	435		101	394		102	374

Total revenue	7,408	8,935		8,049	8,956		8,965	9,140
Cost of goods sold:
Fuel	(3,876)	(6,783)		(4,359)	(6,944)		(4,989)	(7,301)
Grocery & Merchandise (1)	(1,656)	(726)		(1,710)	(670)		(1,925)	(593)
Foodservice (1)	(226)	(97)		(212)	(85)		(242)	(86)
Other	(1)	(303)		(1)	(278)		(1)	(264)

Total cost of goods sold	(5,759)	(7,909)		(6,282)	(7,977)		(7,157)	(8,244)
Overhead (2)(6)	(413)	(210)		(430)	(180)		(463)	(207)
Fixed rent (3)	(185)	(91)		(179)	(83)		(129)	(82)
Labor (6)	(664)	(314)		(695)	(298)		(734)	(279)
Other segment items (4)	(27)	(47)		17	(59)		12	(64)

Reportable Segment Adjusted EBITDA (6)	$360	$364	$724	$480	$359	$839	$494	$264	$758
Unallocated corporate overhead (5)(6)			(31)			(108)			(76)
Unallocated components of other income, net (6)(7)			154			(7)			13
Other unallocated (6)(8)			(73)			(8)			(24)
Depreciation and amortization			(260)			(228)			(301)
Impairment charges			(185)			(120)			(118)
Interest income from loans with Parent			127			120			95
Other interest income			5			14			27
Interest expense			(668)			(773)			(853)
Net gain on disposal			2			32			916

(Loss) income from continuing operations before income taxes			$(205)			$(239)			$437

(1)

During fiscal year 2025, the Company revised the presentation of its revenue and cost of goods sold category classifications to align with corresponding revisions made within its internal management reporting. As a result, certain prior-period amounts have been reclassified to conform to the fiscal year 2025 presentation.

These reclassifications relate to the reallocation of dispensed beverages and commissary products previously included in Grocery & Merchandise to Foodservice. The reclassifications did not change total revenues, income from operations, net (loss) income, or (loss) earnings per share for the periods presented.

(2)	Overhead primarily includes store maintenance and repairs and other overhead costs, including variable and short-term lease costs, other than labor and fixed rent costs.
(3)	Fixed rent reflects the straight-line expense of the Company’s operating and finance leases, excluding any variable or short-term lease costs.
(4)	Other segment items include other costs and income other than the overhead costs, fixed rent and labor as discussed above related to the U.S. and Europe reportable segments.
(5)	Represents other reconciling items primarily consisting of all costs incurred by the Parent’s shared service center.
(6)

During the first quarter of 2026, the Company revised the allocation of certain corporate costs within the information provided to the CODM from unallocated corporate expenses to its reportable segments and reclassified certain items within segment results, including other income and amounts presented within other segment items, to reflect their attribution to the reportable segments. The resulting changes in segment cost categories, including labor and overhead, are solely attributable to this reallocation and do not represent a change in the underlying nature of such costs. Prior-period segment information has been recast to conform to the current presentation. These changes affect the presentation of segment results, including segment Adjusted EBITDA, but do not represent a change in how the Company’s measure of segment performance is determined. There was no impact on consolidated revenue, operating income, net (loss) income, or (loss) earnings per share for any period presented.

(7)	Primarily relates to foreign exchange gains and losses and non-cash share of our profit from joint ventures.
(8)	Other items not considered as part of corporate overhead or directly attributable to segment performance.

The following tables provide other significant balance sheet and cash flow information by reportable segment (in millions):

	For the Year Ended December 31,
	2025	2024	2023
United States	$163	$100	$94
Europe	68	86	67

Total reportable segment capital expenditures	231	186	161
Corporate capital expenditures	5	17	8

Total capital expenditures	$236	$203	$169

	As of December 31,
	2025	2024
United States	$6,367	$6,345
Europe	3,871	3,588

Total reportable segment assets	10,238	9,933
Corporate assets	1,993	1,365

Total consolidated assets	$12,231	$11,298

6.	Inventories

Inventories consists of the following finished goods by revenue stream (in millions):

	As of December 31,
	2025	2024
Fuel	$197	$177
Grocery & Merchandise and Foodservice	241	226

Total inventories	$438	$403

As of December 31, 2025, $87 million of Grocery & Merchandise and $18 million of Fuel was recorded under LIFO. As of December 31, 2024, $82 million of Grocery & Merchandise and $21 million of Fuel was recorded under LIFO. The excess of replacement cost over the stated LIFO value was not material as of December 31, 2025 and 2024. There were no material LIFO liquidations during the periods presented.

7.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consists of the following (in millions):

	As of December 31,
	2025	2024
Vendor advancements	$54	$53
Related-party loans	16	53
Other prepaid expenses and other current assets	64	63

Total prepaid expenses and other current assets	$134	$169

8.	Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following (in millions):

	As of December 31,
	2025	2024
Buildings	$845	$809
Land	467	434
Furniture and fixtures	1,548	1,394
Leasehold improvements	536	469
Assets under construction	99	43
Finance lease right-of-use assets	415	457

Total property, plant and equipment, gross	3,910	3,606
Less: accumulated depreciation	(1,779)	(1,481)

Property, plant and equipment, net	$2,131	$2,125

Depreciation for all property, plant and equipment, with the exception of finance lease right-of-use assets, was $200 million, $177 million and $250 million for the years ended December 31, 2025, 2024 and 2023, respectively. The amortization of finance lease right-of-use assets was $28 million for the year ended December 31, 2025 and $29 million for each of the years ended December 31, 2024 and 2023 and is recorded within SG&A in the Company’s combined consolidated statements of operations and comprehensive income (loss).

The impairment loss recorded for property, plant and equipment for the years ended December 31, 2025, 2024 and 2023, respectively, is discussed within Note 2, Summary of Significant Accounting Policies.

9.	Intangible Assets, Net

Intangible assets, net consists of the following (millions):

		As of December 31, 2025			As of December 31, 2024
	Weighted-Average Amortization Period (In Years)	Gross Carrying Amount	Accumulated Amortization	Total Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Total Intangible Assets, Net
Trade names	6.2	$256	$(137)	$119	$256	$(115)	$141
Customer / dealer relationships	8.0	283	(177)	106	250	(140)	110
Other intangibles	1.6	195	(138)	57	136	(76)	60

Total intangible assets subject to amortization		734	(452)	282	642	(331)	311
Indefinite-lived: trade names		337	—	337	337	—	337

Total intangible assets		$1,071	$(452)	$619	$979	$(331)	$648

Amortization expense for the years ended December 31, 2025, 2024 and 2023 was $60 million, $51 million and $51 million, respectively. The Euro-denominated intangible assets are translated at the end of each period using the current exchange rates resulting in a foreign currency translation adjustment that is recorded as a component of other comprehensive income (loss). For the year ended December 31, 2025, the foreign currency translation adjustment was $26 million.

The Company recognized total impairment loss of $1 million and $14 million in connection with its other intangibles in the years ended December 31, 2024 and 2023, respectively. There was no impairment charge for the year ended December 31, 2025.

Estimated amortization expense for each of the five succeeding fiscal years and thereafter are as follows (in millions):

Year Ended December 31,	Amount
2026	$60
2027	55
2028	48
2029	44
2030	27
Thereafter	48

Total	$282

10.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and December 31, 2024, are as follows (in millions):

	Segment
	United States	Europe	Total
Balance as of December 31, 2023	$2,983	$1,508	$4,491
Impairment losses	(9)	—	(9)
Transfers to held for sale	(17)	—	(17)
Exchange differences	—	(90)	(90)

Balance as of December 31, 2024	$2,957	$1,418	$4,375
Transfer to held for sale	(6)	—	(6)
Exchange differences	—	186	186

Balance as of December 31, 2025	$2,951	$1,604	$4,555

For the years ended December 31, 2024 and 2023, the Company bypassed a qualitative analysis and performed its annual goodwill impairment test by quantitatively comparing the fair value of each reporting unit to the carrying value of each respective reporting unit. The Company’s reporting units align with its reportable segments. The Company recorded a goodwill impairment loss of $9 million and $7 million for the years ended December 31, 2024 and 2023, respectively. These impairments resulted from the measurement requirements associated with the held for sale classification of certain businesses and were not driven by changes in expected future cash flows, long-term assumptions, or reductions in headroom. There was no goodwill impairment charge for the year ended December 31, 2025. Cumulative impairment losses as of December 31, 2025 was $16 million.

11.	Accrued Expenses and Other Current Liabilities

As of December 31, 2025 and 2024, accrued expenses and other current liabilities consisted of the following (in millions):

	As of December 31,
	2025	2024
Accrued payroll and other taxes	$361	$300
Current income tax liabilities	151	119
Other accrued expenses and current liabilities	573	475

Total accrued expenses and other current liabilities	$1,085	$894

12.	Debt

As of December 31, 2025 and 2024, the Company’s long-term debt consisted of the following (in millions):

	Interest Rates		Unpaid Principal Balance		Maturity Dates
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
New EUR Term Loan Facility	EURIBOR + 3.875%	n/a	$1,783	$—	February 7, 2028	n/a
New USD Term Loan Facility	SOFR + 3.5%	n/a	1,791	—	February 7, 2028	n/a
EUR Term Loan €1,634m	EURIBOR + 4.5%	EURIBOR + 4.5%	—	1,694	n/a	February 7, 2028
USD Term Loan $1,700m	SOFR+4.25%	SOFR+4.25%	—	1,696	n/a	February 7, 2028
Term loans - other			5	7
Accrued interest on term loans			48	12

Total term loans			3,627	3,409

EUR 5-year Senior Secured Note €468m	11%	11%	550	486
USD 5-year Senior Secured Note $1,100m	12%	12%	1,100	1,100
Floating Rate PIK Notes	SOFR+7.5%	SOFR+7.5%	522	522
Accrued interest on Senior Secured Notes			30	29

Total secured senior notes			2,202	2,137

Revolving credit facilities	SONIA/LIBOR/EURIBOR/BBSY +4%	LIBOR + 4%	370	331	August 1, 2027	August 1, 2027

Total revolving credit facilities			370	331

Total long-term debt			6,199	5,877

Less:
Unamortized debt issuance costs			(128)	(194)
Long-term debt, current			(657)	(120)

Total long-term debt, non-current			$5,414	$5,563

The expected maturities of the Company’s contractual principal (excluding capitalized interest) as of December 31, 2025, for each of the next five calendar years are as follows (in millions):

Year Ended December 31,	Amount
2026	$538
2027	407
2028	5,174
2029	1
2030	1
Thereafter	—

Total debt payable	$6,121

The terms of the Company’s debt obligations, and corresponding defined terms, are discussed below.

In addition, the Company also has short-term and long-term borrowing arrangements with the Parent to finance certain acquisitions and meet working capital needs, which are further discussed in Note 18, Related Party Transactions.

2024 Activity

In November 2024, the Company repriced and simultaneously upsized the outstanding principal amount of its EUR Term Loan €1,290m from $1,328 million to $1,694 million (the “EUR Term Loan €1,634m”), while reducing the variable margin by 1%, resulting in a new rate of EURIBOR + 4.50%.

In December 2024, the Company completed a similar transaction for its USD Term Loan $1,713m, repricing and increasing the principal amount from $1,693 million to $1,700 million (the “USD Term Loan $1,700m”), while reducing the margin by 1.25% to SOFR + 4.25% (the repricing and upsizing of the new EUR Term Loan €1,634m and USD the new Term Loan $1,700m, the “2024 Term Loan Refinancing”). The maturity date of both the EUR Term Loan €1,634m and USD Term Loan $1,700m is February 2028. As a result of the upsizing and an additional $4 million of gross inflows, total borrowings received during the year amounted to $3,393 million.

The proceeds from the EUR Term Loan €1,634m and USD Term Loan $1,700m upsizes, as well as proceeds from the disposals of certain of its U.K. businesses were used to settle $3,969 million of its existing term loans in fiscal 2024, with an additional $26 million of contractual repayments on the term loans made during the year. Included in these December 2024 paydowns was the Company’s EUR Second Lien Term Loan €610m. Refer to Note 3, Discontinued Operations and Other Disposals, for further details regarding the disposal of the majority of the Company’s U.K. business.

During the year, the RCF capacity increased by $148 million through two transfers of LCF commitments from JP Morgan and Morgan Stanley, along with a new accession by BNP Paribas Securities Corp. The portion of the RCF that has been carved out to form an overdraft in the Company’s bank accounts increased to $94 million (inclusive of both a Lloyds bank overdraft of $31 million and a JP Morgan overdraft of $63 million), which shares the same maturity as the related RCF. As of December 31, 2024, the Company had approximately $98 million of additional available borrowing capacity under its RCF. A total of $585 million was drawn down from the RCF during the period, while repayments totaled $516 million.

In accordance with ASC 470-50, Debt – Modifications and Extinguishments, the Company accounted for the amendments under the 2024 Term Loan Restructuring as a modification, and accordingly recognized $17 million of debt issuance costs, which are being amortized over the remaining term of the respective term loans. There were $1 million in related transaction fees expensed as incurred.

2025 Activity

In July 2025, the Company repriced its EUR Term Loan €1,634m and USD Term Loan $1,700m (now referred to as “New EUR Term Loan Facility” and “New USD Term Loan Facility,” respectively), reducing the margin of its (i) New EUR Term Loan Facility to EURIBOR + 3.875% and (ii) New Facility B3 USD to SOFR + 3.50%. As part of the repricing transaction, the Company’s New USD Term Loan Facility was upsized from $1,687 million to $1,800 million. The Company’s New EUR Term Loan Facility was revised from €1,622 million to €1,525 million. As a result of the loan resizing, approximately €97 million or $113 million of the New EUR Term Loan Facility was deemed to have been repaid. An additional $39 million in contractual repayments were made on the term loans during the year.

In accordance with ASC 470-50, Debt – Modifications and Extinguishments, the Company accounted for the amendments under the 2025 repricing transaction as a modification, and accordingly recognized $10 million of debt issuance costs, which are being amortized over the remaining term of the respective term loans. There were no related transaction fees expensed as incurred. Additionally, approximately $34 million of previously capitalized debt issuance costs were extinguished during the period.

A total of $945 million was drawn down from the RCF during the period, while repayments totaled $930 million.

Following the Parent’s disposal of its Italian business and receipt of proceeds in December 2025, approximately $501 million of the Company’s debt has been reclassified from non-current to current. This reclassification reflects contractual obligations within the debt agreements requiring mandatory repayment within sixty days of receiving disposal proceeds.

Embedded Derivatives

Lenders to the facilities detailed above have the right to call their obligations from the Company in specific circumstances, including, but not limited to, the event of a significant change in control. The Company assessed the features included within all refinanced facility agreements and have not bifurcated any as derivatives.

Debt Covenants

The Company is subject to certain financial covenants contained in its debt borrowings which require that the Company maintains specified financial metrics, including but not limited to, senior secured net leverage ratios, consolidated net leverage ratios, and fixed charge cover ratios, Certain of these covenants also provide for restrictions including but not limited to, the Company’s ability to incur additional indebtedness, disposals of assets, the ability to declare and pay dividends, enter into transactions with affiliates, and financing of receivables. Failure to maintain the specified financial metrics and restrictions is a breach of the debt covenant and is considered an event of default, which can result in the Company’s borrowings becoming immediately due and payable. The Company was in compliance with all debt financial covenants for the years ended December 31, 2025, 2024 and 2023.

13.	Leases

Operating and Finance Leases

The Company leases land, buildings, vehicles and equipment under noncancelable lease agreements that are accounted for as operating and finance leases depending on the classification at commencement. For land and buildings, lease terms generally range from 1 to 78 years with options to renew for varying terms at the Company’s sole discretion. For vehicles and equipment, lease terms generally range from 1 to 8 years.

The Company also rents or subleases certain real estate to third parties under operating leases.

Components of lease cost consisted of the following (millions):

		For the Year Ended December 31,
	Classification	2025	2024	2023
Operating leases:
Operating lease cost	Selling, general and administrative	$224	$211	$163
Finance leases:
Amortization	Selling, general and administrative	28	29	29
Interest expense	Interest expense	38	35	32
Variable lease cost (1)	Selling, general and administrative	7	6	5
Short-term lease cost	Selling, general and administrative	3	7	4
Sublease income (2)	Revenue	(30)	(9)	(7)

Total net lease cost		$270	$279	$226

(1)

Variable lease cost includes amounts linked to sales generated from leased sites. Additionally, certain leases have payments dependent on an index or rate (such as a consumer price index or a market interest rate). At lease commencement date, lease payments were measured at the index or rate at commencement. Changes in lease payments arising from changes in an index or rate are included within variable lease costs.

(2)

Sublease income excludes rental income from owned properties. The rental income from owned properties was not material for the years ended December 31, 2025, 2024 and 2023. Both sublease income and rental income are recorded within “other” in the Company’s revenue disaggregation.

Balance sheet information related to operating and finance leases consisted of the following (in millions):

		As of December 31,
	Classification	2025	2024
Assets:
Operating lease assets	Operating lease right-of-use assets	$1,714	$1,718
Finance lease assets	Property, plant and equipment, net	415	457

Total lease assets		$2,129	$2,175

Current liabilities
Operating lease liabilities	Operating lease liabilities, current	$214	$180
Finance lease liabilities	Accrued expenses and other current liabilities	13	15
Non-current liabilities
Operating lease liabilities	Operating lease liabilities, non-current	1,271	1,213
Finance lease liabilities	Finance lease liabilities, non-current	601	588

Total lease liabilities		$2,099	$1,996

Supplemental cash flow information related to leases consisted of the following (in millions):

	For the Year Ended December 31,
	2025	2024	2023
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$185	$180	$141
Operating cash flows from finance leases	36	33	30
Financing cash flows from finance leases	16	18	18
Right-of-use assets obtained in exchange for lease liabilities:
Operating lease right-of-use assets	75	6	1,020
Financing lease right-of-use assets	8	20	15

The maturities of lease liabilities as of December 31, 2025 are as follows (in millions):

Year Ended December 31,	Operating Leases	Finance Leases
2026	$192	$52
2027	190	50
2028	186	49
2029	182	47
2030	180	45
Thereafter	2,193	1,309

Total lease payments	3,123	1,552
Less: imputed interest	(1,638)	(938)

Present value of lease liabilities	$1,485	$614

Weighted-average remaining lease term and discount rate consisted of the following:

	For the Year Ended December 31,
	2025	2024	2023
Operating leases:
Weighted-average discount rate	9.62%	9.81%	9.31%
Weighted-average remaining lease term	15.98	16.47	17.02
Finance leases:
Weighted-average discount rate	6.57%	6.28%	5.95%
Weighted-average remaining lease term	29.94	30.29	30.97

As most of the Company’s leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at the lease commencement date to determine present value of lease payments, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

14.	Asset Retirement Obligations

As further discussed in Note 2, Summary of Significant Accounting Policies, the majority of the ARO recognized by the Company as of December 31, 2025 and 2024 is related to the estimated costs to remove its underground storage tanks.

A reconciliation of the beginning and ending aggregate carrying amount of the ARO is shown in the following table (millions):

	As of December 31,
	2025	2024
Balance at the beginning of the period	$200	$194
Accretion expense	5	16
Liabilities incurred	3	16
Exchange differences and other adjustments	17	(26)

Total asset retirement obligation	225	200
Less:
Asset retirement obligation, current (1)	(39)	(35)

Asset retirement obligation, non-current	$186	$165

(1)	Asset retirement obligation, current is recorded within accrued expenses and other current liabilities on the combined consolidated balance sheets as of December 31, 2025 and 2024, respectively.

The estimation of future ARO is based on a number of assumptions requiring professional judgment. The Company cannot predict the type of revisions to these assumptions that may be required in future periods due to the lack of availability of additional information.

15.	Income Taxes

The Company’s current and deferred income tax consequences that result from operations during the current and preceding years were allocated based on the separate return method, as if the Company were a standalone taxpaying entity historically filing separate income tax returns.

The components of (loss) income from continuing operations before income tax expense are as follows (in millions):

	For the Year Ended December 31,
	2025	2024	2023
U.K.	$(230)	$(536)	$(351)
Foreign	25	297	788

Total	$(205)	$(239)	$437

The components of the provision for income taxes are as follows (in millions):

	For the Year Ended December 31,
	2025	2024	2023
Current (benefit) expense:
U.K.	$(87)	$(88)	$(90)
Foreign	45	58	74

Total	(42)	(30)	(16)
Deferred (benefit) expense:
U.K.	(4)	4	(4)
Foreign	(14)	57	127

Total	(18)	61	123

Total income tax (benefit) expense	$(60)	$31	$107

The reconciliation of the Company’s statutory tax rate and effective tax rate is as follows (in millions):

		For the Year Ended December 31,		For the Year Ended December 31,		For the Year Ended December 31,
		2025		2024		2023
		Amount	Percent	Amount	Percent	Amount	Percent
Pretax (loss) income		$(205)		$(239)		$437
U.K. statutory tax rate		(52)	25.0%	(60)	25.0%	109	25.0%
Foreign tax effects:
United States	Foreign rate differential	5	(2.3%)	(3)	1.3%	(28)	(6.3%)
	State and local income taxes, net of federal benefit	(13)	6.1%	(1)	0.6%	31	7.1%
	Nondeductible permanent differences	—	0.0%	6	(2.5%)	5	1.1%
	Provision to return adjustments	4	(1.9%)	—	0.0%	(7)	(1.7%)
	Change in valuation allowance	5	(2.6%)	5	(2.0%)	6	1.4%
	Tax credits	—	0.0%	(3)	1.3%	(2)	(0.4%)
	Other	1	(0.3%)	—	0.0%	—	0.0%
Belgium	Change in valuation allowance	(33)	16.1%	8	(3.3%)	(16)	(3.6%)
	Other	(3)	1.4%	1	(0.6%)	2	0.5%
Netherlands	Provision to return adjustments	6	(3.2%)	(13)	5.4%	—	0.0%
	Statutory adjustments	(7)	3.6%	2	(0.8%)	(9)	(2.1%)
	Other	3	(1.3%)	1	(0.3%)	1	0.2%
Germany	Foreign rate differential	7	(3.5%)	14	(5.8%)	6	1.4%
	Statutory adjustments	—	0.0%	—	0.0%	11	2.5%
	Provision to return adjustments	39	(19.1%)	15	(6.3%)	(14)	(3.1%)
	Change in valuation allowance	4	(2.0%)	1	(0.3%)	10	2.2%
	Other	2	(0.8%)	3	(1.1%)	8	1.8%
Other foreign jurisdictions		(2)	0.8%	(2)	0.9%	(2)	(0.4%)
Change in valuation allowance		(17)	8.3%	41	(17.3%)	(7)	(1.7%)
Nontaxable or nondeductible items:
	Nondeductible permanent differences	8	(4.0%)	5	(2.0%)	5	1.1%
	Statutory adjustments	(3)	1.3%	(2)	0.8%	14	3.3%
	Other	1	(0.4%)	—	0.0%	—	0.0%
Change in unrecognized tax benefits		(4)	2.1%	9	(3.6%)	—	0.0%
Other adjustments:
	Provision to return adjustments	(11)	5.9%	—	0.2%	(17)	(3.9%)
	Other	—	0.0%	4	(1.5%)	1	0.0%

Total		$(60)	29.3%	$31	(13.0%)	$107	24.4%

Although the Company is incorporated in the Cayman Islands, it is a tax resident of the U.K. Therefore, the Company applied the U.K. corporate income tax rate of 25% as the statutory tax rate.

The components of the Company’s deferred tax assets and liabilities are as follows (in millions):

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$128	$118
Lease liabilities	535	516
Excess interest deductions	47	60
Accruals and reserves	52	55
Financial guarantees	49	54
Other	31	35

Total deferred tax assets before valuation allowance	842	838
Valuation allowance	(130)	(174)

Total deferred tax assets after valuation allowance	712	664
Deferred tax liabilities:
Fixed assets	$(400)	$(427)
Goodwill and intangibles	(386)	(325)
ROU assets	(524)	(530)

Total deferred tax liabilities	(1,310)	(1,282)

Net deferred tax liabilities	$(598)	$(618)

The Company’s net deferred tax assets and liabilities are inclusive of $80 million and $19 million of deferred tax assets, which are included within other assets, non-current within the combined consolidated balance sheets as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Company had $84 million of net operating loss carryforwards in the U.K. that have an unlimited carryforward period. As of December 31, 2025, the Company had $1,027 million of foreign net operating loss carryforwards which includes (i) $80 million of U.S. federal net operating loss carryforwards that have an unlimited carryforward period, (ii) $730 million of U.S. state net operating loss carryforwards, $710 million of which begin to expire at various dates from 2028 and $20 million of which have an unlimited carryforward period and (iii) net operating loss carryforwards of $138 million, $28 million, $48 million and $1 million in Belgium, Luxembourg, Germany and the Netherlands, respectively, all of which that have an unlimited carryforward period.

As of December 31, 2024, the Company had $145 million of net operating loss carryforwards in the U.K. that have an unlimited carryforward period. As of December 31, 2024, the Company had $831 million of foreign net operating loss carryforwards which includes (i) $609 million of U.S. state net operating loss carryforwards, $602 million of which begin to expire at various dates from 2028 and $7 million of which have an unlimited carryforward period and (ii) net operating loss carryforwards of $145 million, $40 million, $35 million and $1 million in Belgium, Luxembourg, Germany and the Netherlands, respectively, all of which that have an unlimited carryforward period.

The future realization of the tax benefits from existing temporary differences and tax attributes ultimately depends on the existence of sufficient taxable income. The Company assesses the realizability of its deferred tax assets at each balance sheet date. In assessing the realization of its deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the projected future taxable income, expected reversal of existing deferred tax liabilities, and tax planning strategies in making this assessment. After consideration of all available evidence, both positive and negative, the Company determined that it is not more likely than not that its net deferred tax assets will be realized in most jurisdictions. As a result, the valuation allowance decreased increased by $44 million during the year ended December 31, 2025, primarily due to the release of valuation allowances in Belgium, as the jurisdiction has been cumulatively profitable over the past three years and is expected to generate sufficient taxable income in future periods.

The Company does not provide for U.K. and applicable foreign income and withholding taxes on the financial reporting basis over the tax basis of its foreign subsidiary investments because the Company has the intentions and ability to indefinitely reinvest the undistributed earnings of its foreign subsidiaries. As a result, deferred taxes have not been recorded for the outside basis differences in its foreign subsidiaries as of December 31, 2025 to the extent such differences are expected to result in future taxable income upon repatriation. The Company reviews its ability and intentions to indefinitely reinvest its foreign earnings at each balance sheet. At this time, determination of the unrecognized deferred tax liabilities for temporary differences related to the Company’s investment in non-U.K. subsidiaries is not practicable.

The Company records uncertain tax positions as liabilities in accordance with ASC 740-10 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Since there is complexity in some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. The calculation and assessment of the Company’s income tax exposures generally involves the uncertainties in the application of complex tax laws and regulations for federal, state, and foreign jurisdictions. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon local tax examination including resolutions of any related appeals or litigation on the basis of the technical merits.

The Company files income tax returns in Belgium, Luxembourg, Germany, the Netherlands, the U.K. and the U.S., which are the Company’s major jurisdictions where it is subject to tax examination by local tax authorities. The Company is not currently under examination for income taxes, and is not aware of any issues under review that could result in significant payments, accruals or material deviation from its tax positions. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by local tax authorities to the extent utilized in a future period. With few exceptions, the statute of limitations for the Company has expired for tax years prior to 2022.

As of December 31, 2025, the Company had an unrecognized tax benefit liability of $30 million, which, if recognized, would affect the effective tax rate. As of December 31, 2025, the Company also recorded $1 million of accrued interest and penalties. As of December 31, 2024, the Company had an unrecognized tax benefit liability of $41 million, which, if recognized, would affect the effective tax rate. As of December 31, 2024, the Company also recorded $4 million of accrued interest and penalties. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes.

The following table summarizes the activity related to the Company’s total unrecognized tax benefits (in millions):

	For the Year Ended December 31,
	2025	2024	2023
Unrecognized tax benefits, beginning of period	$41	$25	$25
Increases / (decreases) for current year tax positions	6	18	—
Increases / (decreases) for prior year tax positions	(3)	(2)	—
Decreases for expiration of statute of limitations	(14)	—	—

Unrecognized tax benefits, end of period	$30	$41	$25

The following summarizes the Company’s income taxes paid (net of refunds received) for the years presented below (in millions):

	For the Year Ended December 31,
	2025	2024	2023
U.K.	$—	$—	$—
Foreign:
U.S. Federal	$7	$9	$4
Connecticut	*	1	*
Florida	*	1	*
Massachusetts	*	2	3
Netherlands	18	7	34
Germany	3	—	—
Other foreign jurisdictions	3	6	9

Total	$31	$26	$50

*	The amount of income taxes paid during the year does not meet the 5% disaggregation threshold.

16.	Other Income, Net

The components of the Company’s other income, net for the years ended December 31, 2025, 2024 and 2023 are as follows (in millions):

	For the Year Ended December 31,
	2025	2024	2023
Initial expected credit loss on contingent guarantee liability	$—	$—	$(194)
Change in expected credit loss on contingent guarantee liability	19	33	36
Foreign exchange gains, net	152	(8)	206
Share of profit from joint ventures and associates	2	1	1
Other (1)	3	19	(34)

Total	$176	$45	$15

(1)

“Other” within the Company’s other income, net primarily relates to actuarial gains and losses associated with the Company’s defined benefit pension plans for the year ended December 31, 2025. Amounts included in prior years reflected various non-operating items that were individually not significant.

17.	Commitments and Contingencies

Commitments

Fuel Supply Contracts

In the ordinary course of business, the Company has entered into agreements with fuel suppliers to purchase inventories for varying periods of time. The fuel vendor agreements with suppliers require minimum volume purchase commitments of gasoline, which vary throughout the period of supply agreements and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on liters (as converted into gallons herein), with a purchase price at prevailing market rates for wholesale distributions. If the Company fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or an agreed monetary compensation. Based upon the Company’s current and future expected purchases, it does not anticipate incurring penalties for volume shortfalls with isolated de minimis exceptions. As of December 31, 2025, the future minimum gallon volume purchase commitment over the remaining contract duration was 6,625 million gallons.

Contingencies

Environmental Compliance

The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. The majority of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had a total accrued liability as of December 31, 2025 and 2024 of approximately $25 million and $26 million, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Insurance

The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. The Company maintains statutory workers compensation and general liability insurance that each have a deductible of less than $1 million per occurrence and auto liability insurance with a deductible of $1 million per occurrence. As of December 31, 2025, there were a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in accrued expenses and other current liabilities and other liabilities, non-current for the short-term and long-term portions of the liabilities, respectively, on the combined consolidated balance sheets. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $40 million will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the Company’s financial position and results of operations.

Legal Matters

From time to time, the Company may become involved in legal proceedings or be subject to claims that arise in the ordinary course of its business. The Company recognizes a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated.

While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is the Company’s opinion after taking into consideration legal counsel’s assessment and availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material impact on the Company’s combined consolidated financial position and results of operations.

18.	Related Party Transactions

As of December 31, 2025 and 2024 and during the years ended December 31, 2025, 2024, and 2023, the Company entered into certain transactions with Parent, as discussed below:

Due from Parent

The Company and Parent have historically had intercompany activity between the Company and Parent and its wholly owned subsidiaries which are considered related-party transactions. The historical balances of the intercompany activity between the Company and Parent have been included in these combined consolidated financial statements. Certain trade receivables and payables, as well as non-trade receivables and payables, between the Company and Parent are expected to be cash settled upon the completion of the Reorganization and have been presented on a net basis in the combined consolidated balance sheets as due from Parent. The net effect of the settlement of these cash settled intercompany transactions is reflected within the combined consolidated statement of cash flows withing operating activities. As of December 31, 2025 and 2024, due from Parent was $9 million and $12 million, respectively.

The remaining trade receivables and payables, as well as non-trade receivables and payables, between the Company and Parent that are not expected to be cash settled upon completion of the Reorganization have been presented within equity in net parent investment. The net effect of the settlement of these forgiven intercompany transactions is reflected within the combined consolidated statement of cash flows from financing activities as contributions (distributions) and other changes to net parent investment.

Loans due from Parent

The Company has long-term borrowing arrangements with the Parent. The borrowing arrangements with the Parent are primarily for working capital needs and for financing certain acquisitions and have an aggregate principal balance of $5,566 million and $4,220 million as of December 31, 2025 and 2024, respectively, with maturities from January 2028 to December 2030 and a stated rate of SONIA + 6.55% as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, $1,341 million and $1,127 million, respectively, is expected to be cash settled through a series of future payments from the Parent utilizing proceeds from expected future divestitures of Parent subsidiaries and is therefore recorded on the Company’s combined consolidated balance sheets as “loans and interest receivable due from Parent,” within long-term assets. The remaining portion of these borrowings with the Parent have not, and are not expected to be, settled in cash and are therefore reflected in net parent investment. The Company recognized interest income relating to the portion of loans and interest receivable due from Parent expected to be repaid in cash of $127 million, $120 million and $95 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Transactions with Other Related Parties

As of December 31, 2025 and 2024 and during the years ended December 31, 2025, 2024 and 2023, the Company entered into the following transactions with the related parties, other than those transactions with the Parent:

•

As further discussed in Note 3, Discontinued Operations and Other Disposals, during the year ended December 31, 2023, the Company sold the majority of its U.K. business to Asda, a company with shareholders in common with the Parent.

Pursuant to the terms of this sale, the Company recognized certain amounts receivable in relation to purchase price adjustments which have not been received as of December 31, 2025. In addition, as part of the total consideration transferred, the Company entered into an arrangement comprising certain post-completion obligations, including transition services to be provided by the Company and reimbursements of specified costs incurred by the related party which have not been paid as of December 31, 2025. As of December 31, 2025 and 2024, these items resulted in a net payable balance of $23 million and $27 million, respectively.

In the normal course of business, the Company also purchased goods and services from Asda totaling $6 million and $217 million during the years ended December 31, 2024 and 2023, respectively, and sold $1 million and $3 million of goods and services to Asda during the years ended December 31, 2024 and 2023, respectively. The Company did not purchase any goods or services during the year ended December 31, 2025 or sell any goods or services during the year ended December 31, 2024.

Refer to Note 3, Discontinued Operations and Other Disposals, for details regarding the gain on the Asda Disposal which is recorded on the Company’s combined consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2023, as well as other consideration details.

•	In addition to the long-term borrowing between the Company and the Parent, the Company also provided loans to certain other related parties:

The Company also provided a loan to a third party, Clear Sky 2 LP Inc, whose controlling parties are also members of the Parent’s Board. This loan was provided at rates comparable to the average commercial rate of interest. As of December 31, 2024, there was a $41 million related-party loan due to the Company. During the year ended December 31, 2025, Clear Sky 2 LP repaid its loan in full. During the years ended December 31, 2025, 2024 and 2023, the Company recorded $2 million, $5 million and $3 million of interest income, respectively, related to this loan.

•	Further, as of and for the years ended December 31, 2025 and 2024, the Company had the following related-party transactions related to leases:

Monte Blackburn Limited (“Monte”) is a company in which the controlling parties are also members of the Parent’s Board. During the year ended December 31, 2023, the Company’s transactions with Monte included land sale and purchase transactions and rental payments for sites which are leased to the Company on an arm’s length basis by Monte. During the year ended December 31, 2023, the land transactions with Monte resulted in sales of $22 million and purchases of $18 million. In addition, the Company made related rental payments of $3 million and $4 million during years ended December 31, 2024 and 2023, respectively. There were no purchases or sales made during the year ended December 31, 2025 or 2024. There were also no related rental payments made during the year ended December 31, 2025. As of December 31, 2024, the Company had a $12 million lease liability related to Monte, which was no longer remaining as of December 31, 2025.

In addition, as of December 31, 2024, the Company had an additional lease liability outstanding of $3 million with EG On The Move Limited, another company in which the controlling party is also a member of the Parent’s Board. This lease liability was less than $1 million as of December 31, 2025.

Separately, during the year ended December 31, 2023, the Company purchased $7 million worth of car leasing services used by certain of its employees from LeasePlan Corporation NV, a company for which one of the Parent’s investors was a stakeholder during the year ended December 31, 2023. Following fiscal 2023, this company ceased to be a related party as the stake owned by a common shareholder was sold.

During the year ended December 31, 2024, the Company also paid less than $1 million to two members of the Parent’s Board relating to property lease costs.

•

The Company also holds certain investments in European entities that are primarily structured and are in the business of owning and managing fuel depots or fuel retailers. During the years ended December 31, 2025, 2024 and 2023, the Company sold a total of $11 million, $12 million and $13 million, respectively, of goods/services to certain of these entities, and purchased $2 million, $1 million and $1 million, respectively, of goods/services, from certain of these entities. As of December 31, 2025 and 2024, one of these entities owed the Company $1 million for the related purchases.

19.	Earnings Per Share

The following table sets forth the computation of basic and diluted (loss) earnings per share (in millions, except share and per share data):

	For the Year Ended December 31,
	2025	2024	2023
Numerator:
Net (loss) income from continuing operations	$(145)	$(270)	$330
Net income from discontinued operations	—	—	1,550

Net (loss) income	$(145)	$(270)	$1,880

Denominator:
Weighted-average common shares outstanding, basic and diluted	9,608	9,608	9,608

Basic and diluted (loss) earnings per common share:
Continuing operations	$(15,092)	$(28,102)	$34,346
Discontinued operations	—	—	161,324

Total basic and diluted (loss) earnings per common share	$(15,092)	$(28,102)	$195,670

20.	Subsequent Events

Subsequent events have been evaluated by the Company up to May 18, 2026, the date the combined consolidated financial statements were issued.

Term Loan B Facilities

In February 2026, the Company again repriced its New EUR Term Loan Facility and New USD Term Loan Facility, reducing the margin of its (i) New EUR Term Loan Facility by 0.375% to EURIBOR+3.50% and (ii) New USD Term Loan Facility by 0.25% to SOFR + 3.25%. Additionally, the Company’s RCF was repriced and upsized to $1,285 million, with a new five-year term. As part of the refinancing, an extended timeline of six months was granted for the proceeds received from the sale of the Italian business to be used to repay debt, superseding the previous 60 day repayment terms of the original debt agreement.

In April 2026, the Company priced and allocated a $550 million add-on to its New USD Term Loan Facility. Its margin remained the same at SOFR + 3.25%.

Coen Markets

In March 2026, the Company announced its agreement to acquire Coen Markets, Inc. (“Coen Markets”), a convenience and fuel retailer in the U.S. The acquisition comprises 54 COCO and 20 Other sites along with three New to Industry (“NTI”) COCO locations currently under development. The acquisition is expected to be completed during fiscal year 2026.

Cumberland Farms Limited

Condensed Consolidated Balance Sheets

(Unaudited)

(Amounts in millions)

	As of March 31,	As of December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	$268	$747
Accounts receivable, net of allowance for credit losses of $8 and $7 as of March 31, 2026 and December 31, 2025	432	305
Inventories	495	438
Due from Parent	9	9
Prepaid expenses and other current assets	164	134

Total current assets	1,368	1,633
Property, plant and equipment, net	2,113	2,131
Intangible assets, net	600	619
Goodwill	4,520	4,555
Operating lease right-of-use assets	1,680	1,714
Loans and interest receivable due from Parent	1,352	1,341
Other assets, non-current	236	238

Total assets	11,869	12,231

Liabilities and Parent’s Equity
Current liabilities:
Accounts payable	$836	$560
Accrued expenses and other current liabilities	941	1,085
Operating lease liabilities, current	181	214
Long-term debt, current	154	657
Guarantees on debt held by equity method investee	185	194

Total current liabilities	2,297	2,710
Long-term debt, net of current maturities	5,511	5,414
Operating lease liabilities, net of current portion	1,294	1,271
Finance lease liabilities, net of current portion	595	601
Deferred tax liabilities	674	678
Asset retirement obligation	181	186
Other liabilities, non-current	201	195

Total liabilities	10,753	11,055
Commitments and contingencies (Note 10)
Parent’s Equity:
Net parent investment	1,116	1,176

Total liabilities and Parent’s equity	$11,869	$12,231

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cumberland Farms Limited

Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(Unaudited)

(Amounts in millions except share and per share amounts)

	Three Months Ended March 31,
	2026	2025
Revenue(1)	$3,988	$3,728
Cost of goods sold(1)	(3,336)	(3,149)

Gross profit	652	579
Operating expenses:
Selling, general and administrative	518	489
Depreciation and amortization	65	65
Gain on disposal	(1)	—

Total operating expenses	582	554
Income from operations	70	25
Interest income from loans with Parent	33	32
Other interest income	3	2
Interest expense	(168)	(162)
Other (expense) income, net	(41)	107

(Loss) income before income taxes	(103)	4
Income tax (benefit) expense	(8)	1

Net (loss) income	$(95)	$3

Other comprehensive (loss) income
Foreign currency translation adjustments	96	(23)

Comprehensive (loss) income	$1	$(20)

(Loss) earnings per common share, basic and diluted	$(9,580)	$276

Weighted-average common shares outstanding, basic and diluted	9,953	9,608

Supplemental information:
(1) Includes excise tax of:	$194	$190

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cumberland Farms Limited

Condensed Consolidated Statements of Changes in Net Parent Investment

(Unaudited)

(Amounts in millions)

Net Parent Investment
Balances as of December 31, 2024	$911
Net income	3
Other comprehensive loss	(23)
Net distributions to Parent	(136)

Balances as of March 31, 2025	$755

Balances as of December 31, 2025	$1,176
Net loss	(95)
Other comprehensive income	96
Net distributions to Parent	(61)

Balances as of March 31, 2026	$1,116

The accompanying notes are an integral part of these condensed consolidated financial statements.

Cumberland Farms Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in millions)

	For the Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:
Net (loss) income	$(95)	$3
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	65	65
Non-cash lease expense	31	30
Net gain on disposal	(1)	—
Deferred income taxes	(3)	54
Change in expected credit loss on contingent guarantee liability	(10)	(5)
Loss on debt extinguishment	20	—
Non-cash interest expense	7	9
Foreign exchange losses (gains)	60	(102)
Interest income on loans due from Parent	(33)	(32)
Other	—	3
Net change in operating assets and liabilities	(35)	8

Net cash flows from operating activities	$6	$33
Cash flows used in investing activities:
Purchases of property, plant and equipment and intangible assets	(85)	(52)
Other investing activities, net	2	(2)

Net cash flows used in investing activities	$(83)	$(54)
Cash flows used in financing activities:
Repayments of long-term debt	(3,958)	(465)
Borrowings of long-term debt	3,602	357
Other financing activities, net	(36)	(7)
Net distributions to Parent	31	22

Net cash flows used in financing activities	$(361)	$(93)
Net change in cash and cash equivalents before effect of exchange rate changes	(438)	(114)
Effect of exchange rate changes on cash and cash equivalents	(41)	(84)

Net change in cash and cash equivalents	(479)	(198)
Cash and cash equivalents at beginning of period	747	286

Cash and cash equivalents at end of period	$268	$88

Supplemental cash flow disclosures:
Cash paid for interest	$129	$86
Cash paid for income taxes	$14	$1
Noncash investing and financing activities
Purchases of property, plant and equipment and intangibles in accounts payable and accrued expenses	$17	$10
Non-cash net distributions to Parent	$(92)	$(158)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Description of Business and Basis of Presentation

Description of Business

Cumberland Farms Limited (the “Company”) (f/k/a LuxBridge International Limited) through its subsidiaries is a retailer providing three primary categories of products to its customers: sale of fuel (“Fuel”), sale of food and beverages, tobacco products, toiletries, household items and other non-fuel, non-prepared food items (“Grocery & Merchandise”) and sale of prepared food, ready to eat meals and bakery items (“Foodservice”), as well as other ancillary services. As of March 31, 2026, the subsidiaries of Cumberland Farms Limited had a total of 1,463 stores and other sites in 24 states within the United States of America (the “United States” or the “U.S.”) and 1,779 across Europe. Cumberland Farms Limited is an indirect wholly owned subsidiary of EG Group Holdings Limited (the “Parent”).

Basis of Presentation

The accompanying condensed consolidated financial statements have been prepared by the Company in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position as of March 31, 2026 and December 31, 2025, the results of operations for the three months ended March 31, 2026 and 2025, and changes in net parent investment and cash flows for the three months ended March 31, 2026 and 2025. A description of the Company’s significant accounting policies, including consideration of new accounting pronouncements issued prior to fiscal year 2026, is included in the Company’s most recent audited financial statements as of and for the year ended December 31, 2025. The accompanying condensed consolidated financial statements should be read in conjunction with the combined consolidated financial statements and notes thereto as of and for the year ended December 31, 2025.

Between December 2025 and March 2026, the Parent completed a reorganization (the “Reorganization”) in advance of a proposed initial public offering (the “IPO”). As part of the Reorganization, the Parent transferred its U.S. operating entities, certain financing entities within the United Kingdom (the “U.K.”), certain intermediary holding entities and the Parent’s U.K. shared service center to Cumberland Farms Limited. The Parent also transferred certain European subsidiaries out of Cumberland Farms Limited to align the legal structure with the business to be included in the planned IPO. Following the Reorganization, the combined consolidated Cumberland Farms Limited is comprised of the Parent’s operations in the United States, Germany and Benelux.

The Reorganization was accounted for as a common control transaction in accordance with Accounting Standards Codification (“ASC”) 805-50, Business Combination—Related Issues, as the ultimate control remained unchanged before and after the Reorganization. As the Reorganization represented a change in reporting entity under ASC 250, Accounting Changes and Error Corrections, the Company’s condensed consolidated financial statements for the historical periods have been prepared as if the Reorganization had been effective at the beginning of the earliest period presented. The historical results of operations of legal entities that do not form part of the Company following the Reorganization have been excluded from these historical condensed consolidated financial statements. Therefore, the historical periods have been presented on a combined consolidated basis prior to the Reorganization and are presented on a consolidated basis following the Reorganization. Net parent investment represents the Parent’s historical investment in the Company and includes accumulated net income attributable to the Company and the net effect of transactions with the Parent and its subsidiaries, as well as upstream holding companies of the Parent. All intercompany balances and transactions within the Company have been eliminated in these condensed consolidated financial statements.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include, but are not limited to, accounting for (i) impairment of goodwill, intangibles and other long-lived assets, (ii) contingent and non-contingent guarantees, (iii) operating lease right-of-use (“ROU”) assets, assets held under finance leases and the corresponding lease liabilities, (iv) income tax uncertainties and deferred income taxes and (v) asset retirement obligations (“AROs”).

Concentration of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk primarily include cash and cash equivalents and accounts receivables. The Company maintains cash and cash equivalents with a number of domestic and international financial institutions of high credit quality. While certain balances exceed insured limits, funds are held with major institutions. During the three months ended March 31, 2026 and 2025, no single customer accounted for 10% or more of total revenues. As of March 31, 2026 and December 31, 2025, no single customer accounted for 10% or more of accounts receivable.

The following table presents information about the Company’s significant suppliers:

	Three Months Ended March 31,
	2026	2025
	% of total operating expenses and cost of goods sold
Vendor A	31%	31%

	Three Months Ended March 31,
	2026	2025
	% of accounts payable
Vendor A	23%	22%
Vendor B	12%	*

*	Represents less than 10% of total accounts payable and therefore were not considered significant based on this metric.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in Accounting Standards Update (“ASU”) 2024-03 address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the statements of operations and comprehensive income (loss). This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270)—Narrow-Scope Improvements. This ASU clarifies the interim reporting requirements by improving navigability of Topic 270 and more clearly specifying what disclosures are required in an interim reporting period. It is not intended to significantly change interim reporting or expand or reduce interim disclosure requirements. The amendments will be effective for interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied either prospectively or retrospectively. The Company is currently evaluating the impact of adopting ASU 2025-11.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. This ASU focuses on clarifying guidance, correcting unintended errors and making minor editorial refinements across the Codification and is not expected to have a significant effect on accounting practices. The amendments are effective for annual and interim periods in fiscal years beginning after December 15, 2026. Early adoption is permitted. Most amendments may be applied prospectively or retrospectively, except for the Topic 260 (earnings per share) amendments, which require retrospective application. The Company is currently evaluating the impact of adopting ASU 2025-12.

3. Fair Value Measurements

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in millions):

	Fair Value Measurements as of March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$245	$—	$—	$245
Unquoted equity shares	—	—	41	41

Total financial assets	$245	$—	$41	$286

Financial liabilities:
Contingent financial guarantee	$—	$97	$—	$97
Non-contingent financial guarantee	—	88	—	88

Total financial liabilities	$—	$185	$—	$185

	Fair Value Measurements as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets:
Money market funds	$517	$—	$—	$517
Unquoted equity shares	—	—	41	41

Total financial assets	$517	$—	$41	$558

Financial liabilities:
Contingent financial guarantee	$—	$106	$—	$106
Non-contingent financial guarantee	—	88	—	88

Total financial liabilities	$—	194	—	194

There were no transfers between Levels during the periods presented.

Valuation of Contingent Financial Guarantee

Following the guidance under ASC 326, at each reporting period, the Company reassesses the expected credit losses on its contingent guarantee liability and any related adjustments are recorded within other income, net in the Company’s condensed consolidated statement of operations and comprehensive income (loss). As of March 31, 2026 and December 31, 2025, the fair value of the contingent portion of the guarantee was $97 million and $106 million, respectively.

4. Revenue Disaggregation and Segment Information

The Company’s Chief Operating Decision Maker (“CODM”) is its Chief Executive Officer. The CODM uses Segment Adjusted EBITDA to determine segment profitability in order to assess performance and allocate resources for the Company’s reportable segments based on monitoring of budgeted versus actual results. The Company has identified two reportable segments, which are consistent with its operating segments and organized based on the geographic areas in which business is conducted, the United States and Europe.

The following tables provide revenue by product category, significant expenses, other segment expenses and the segment measure of profitability, Segment Adjusted EBITDA, by reportable segment, including a reconciliation of total reportable Segment Adjusted EBITDA to consolidated income (loss) from continuing operations before income taxes (in millions):

	Three Months Ended March 31, 2026			Three Months Ended March 31, 2025
	United States	Europe	Total	United States	Europe	Total
Revenue:
Fuel	$1,093	$1,875		$1,053	$1,692
Grocery & Merchandise	530	217		523	200
Foodservice	78	64		85	54
Other	28	103		24	97

Total revenue	1,729	2,259		1,685	2,043
Cost of goods sold:
Fuel	(919)	(1,725)		(899)	(1,591)
Grocery & Merchandise	(376)	(167)		(371)	(155)
Foodservice	(53)	(23)		(50)	(19)
Other	(1)	(72)		—	(64)

Total cost of goods sold	(1,349)	(1,987)		(1,320)	(1,829)
Overhead (1)	(110)	(55)		(106)	(45)
Fixed rent (2)	(47)	(24)		(45)	(22)
Labor	(169)	(79)		(158)	(69)
Other segment items (3)	7	(16)		(5)	(7)

	Three Months Ended March 31, 2026			Three Months Ended March 31, 2025
	United States	Europe	Total	United States	Europe	Total
Reportable Segment Adjusted EBITDA	$61	$98	$159	$51	$71	$122
Unallocated corporate overhead (4)			(22)			(20)
Unallocated components of other income, net (5)			(51)			102
Other unallocated (6)			8			(7)
Depreciation and amortization			(65)			(65)
Interest income from loans with Parent			33			32
Other interest income			3			2
Interest expense			(168)			(162)

(Loss) income from continuing operations before income taxes			$(103)			$4

(1)	Overhead primarily includes store maintenance and repairs and other overhead costs, including variable and short-term lease costs, other than labor and fixed rent costs.
(2)	Fixed rent reflects the straight-line expense of the Company’s operating and finance leases, excluding any variable or short-term lease costs.
(3)	Other segment items include other costs and income other than the overhead costs, fixed rent and labor as discussed above related to the U.S. and Europe reportable segments.
(4)	Represents other reconciling items primarily consisting of all costs incurred by the Parent’s shared service center.
(5)	Primarily relates to foreign exchange gains and losses and non-cash share of our profit from joint ventures.
(6)	Other items not considered as part of corporate overhead or directly attributable to segment performance.

The following tables provide other significant balance sheet and cash flow information by reportable segment (in millions):

	Three months ended March 31,
	2026	2025
United States	$57	$38
Europe	23	14

Total reportable segment capital expenditures	80	52
Corporate capital expenditures	5	—

Total capital expenditures	$85	$52

	As of March 31,	As of December 31,
	2026	2025
United States	$6,379	$6,367
Europe	3,972	3,871

Total reportable segment capital assets	10,351	10,238
Corporate capital assets	1,518	1,993

Total consolidated assets	$11,869	$12,231

5. Accrued Expenses and Other Current Liabilities

As of March 31, 2026 and December 31, 2025, accrued expenses and other current liabilities consisted of the following (in millions):

	As of March 31,	As of December 31,
	2026	2025
Accrued payroll and other taxes	$333	$361
Current income tax liabilities	152	151
Other accrued expenses and current liabilities	456	573

Total accrued expenses and other current liabilities	$941	$1,085

6. Debt

As of March 31, 2026 and December 31, 2025, the Company’s long-term debt consisted of the following (in millions):

	Interest Rates		Unpaid Principal Balance		Maturity Dates
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
New EUR Term Loan Facility	EURIBOR + 3.5%	EURIBOR + 3.875%	$1,753	$1,783	February 10, 2031	February 7, 2028
New USD Term Loan Facility	SOFR + 3.25%	SOFR + 3.5%	1,800	1,791	February 10, 2031	February 7, 2028
Term loans - other			5	5
Accrued interest on term loans			1	48

Total term loans			3,559	3,627
EUR 5-year Senior Secured Note €468m	11%	11%	537	550
USD 5-year Senior Secured Note $1,100m	12%	12%	1,094	1,100
Floating Rate PIK Notes	SOFR + 7.5%	SOFR + 7.5%	522	522
Accrued interest on Senior Secured Notes			76	30

Total secured senior notes			2,229	2,202
Revolving credit facilities	SONIA/LIBOR/ EURIBOR/BBSY +4%	SONIA/LIBOR/ EURIBOR/BBSY +4%	—	370	August 1, 2027	August 1, 2027

Total revolving credit facilities			—	370

Total long-term debt			5,788	6,199

Less:
Unamortized debt issuance costs			(123)	(128)
Long-term debt, current			(154)	(657)

Total long-term debt, non-current			$5,511	$5,414

The terms of the Company’s debt obligations, and corresponding defined terms, are discussed below.

In addition, the Company also has short-term and long-term borrowing arrangements with the Parent to finance certain acquisitions and meet working capital needs, which are further discussed in Note 11, Related Party Transactions.

2026 Activity

Following divestitures by the Company’s parent in December 2025 that triggered a requirement under the Company’s debt agreements to offer the net proceeds to external debt holders within 60 days, a corresponding portion of the debt was classified as short-term at December 31, 2025. The Company completed the required offer during the first quarter of 2026. Upon completion of the offer, the requirement was satisfied and no further repayment obligation remained. Accordingly, the amount previously classified as short-term has been reclassified to long-term as of March 31, 2026.

In February 2026, the Company repriced its New EUR Term Loan Facility and New USD Term Loan Facility, reducing the margin of its (i) New EUR Term Loan Facility by 0.375% to EURIBOR+3.50% and (ii) New USD Term Loan Facility by 0.25% to SOFR + 3.25%. Additionally, the Company’s RCF was repriced and upsized to $1,285 million, with a new five-year term.

Embedded Derivatives

Lenders to the facilities detailed above have the right to call their obligations from the Company in specific circumstances, including, but not limited to, the event of a significant change in control. The Company assessed the features included within all refinanced facility agreements and have not bifurcated any as derivatives.

Debt Covenants

The Company is subject to certain financial covenants contained in its debt borrowings which require that the Company maintains specified financial metrics, including but not limited to, senior secured net leverage ratios, consolidated net leverage ratios, and fixed charge cover ratios, Certain of these covenants also provide for restrictions including but not limited to, the Company’s ability to incur additional indebtedness, disposals of assets, the ability to declare and pay dividends, enter into transactions with affiliates, and financing of receivables. Failure to maintain the specified financial metrics and restrictions is a breach of the debt covenant and is considered an event of default, which can result in the Company’s borrowings becoming immediately due and payable. The Company was in compliance with all debt financial covenants for as of March 31, 2026 and December 31, 2025.

7. Leases

Operating and Finance Leases

The Company leases land, buildings, vehicles and equipment under noncancelable lease agreements that are accounted for as operating and finance leases depending on the classification at commencement. For land and buildings, lease terms generally range from 1 to 78 years with options to renew for varying terms at the Company’s sole discretion. For vehicles and equipment, lease terms generally range from 1 to 8 years.

The Company also rents or subleases certain real estate to third parties under operating leases.

Components of lease cost consisted of the following (millions):

		Three Months Ended March 31,
	Classification	2026	2025
Operating leases:
Operating lease cost	Selling, general and administrative	$58	$54
Finance leases:
Amortization	Selling, general and administrative	7	7
Interest expense	Interest expense	10	9
Variable lease cost (1)	Selling, general and administrative	2	2
Short-term lease cost	Selling, general and administrative	1	1
Sublease income (2)	Revenue	(7)	(7)

Total net lease cost		$71	$66

(1)

Variable lease cost includes amounts linked to sales generated from leased sites. Additionally, certain leases have payments dependent on an index or rate (such as a consumer price index or a market interest rate). At lease commencement date, lease payments were measured at the index or rate at commencement. Changes in lease payments arising from changes in an index or rate are included within variable lease costs.

(2)

Sublease income excludes rental income from owned properties. The rental income from owned properties was not material for the three months ended March 31, 2026 and 2025. Both sublease income and rental income are recorded within “other” in the Company’s revenue disaggregation.

Balance sheet information related to operating and finance leases consisted of the following (in millions):

		As of March 31,	As of December 31,
	Classification	2026	2025
Assets:
Operating lease assets	Operating lease right-of-use assets	$1,680	$1,714
Finance lease assets	Property, plant and equipment, net	409	415

Total lease assets		$2,089	$2,129

Current liabilities
Operating lease liabilities	Operating lease liabilities, current	$181	$214
Finance lease liabilities	Accrued expenses and other current liabilities	13	13
Non-current liabilities
Operating lease liabilities	Operating lease liabilities, non-current	1,294	1,271
Finance lease liabilities	Finance lease liabilities, non-current	595	601

Total lease liabilities		$2,083	$2,099

Supplemental cash flow information related to leases consisted of the following (in millions):

	Three months ended March 31,
	2026	2025
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$50	$46
Operating cash flows from finance leases	9	9
Financing cash flows from finance leases	4	4
Right-of-use assets obtained in exchange for lease liabilities:
Operating lease right-of-use assets	—	2
Financing lease right-of-use assets	—	3

8. Asset Retirement Obligations

As further discussed in Note 2, Summary of Significant Accounting Policies, the majority of the ARO recognized by the Company as of March 31, 2026 and December 31, 2025 is related to the estimated costs to remove its underground storage tanks.

A reconciliation of the beginning and ending aggregate carrying amount of the ARO is shown in the following table (millions):

	As of March 31,	As of December 31,
	2026	2025
Balance at the beginning of the period	$225	$200
Accretion expense	1	5
Liabilities incurred	—	3
Exchange differences and other adjustments	(5)	17

Total asset retirement obligation	221	225
Less:
Asset retirement obligation, current (1)	(40)	(39)

Asset retirement obligation, non-current	$181	$186

(1)

Asset retirement obligation, current is recorded within accrued expenses and other current liabilities on the condensed consolidated balance sheets as of March 31, 2026 and December 31, 2025, respectively.

The estimation of future ARO is based on a number of assumptions requiring professional judgment. The Company cannot predict the type of revisions to these assumptions that may be required in future periods due to the lack of availability of additional information.

9. Other Income, Net

The components of the Company’s other income, net for the three months ended March 31, 2026 and 2025 are as follows (in millions):

	Three Months Ended March 31,
	2026	2025
Change in expected credit loss on contingent guarantee liability	$10	$5
Foreign exchange (losses) gains, net	(51)	102

Total	$(41)	$107

10. Commitments and Contingencies

Commitments

Fuel Supply Contracts

In the ordinary course of business, the Company has entered into agreements with fuel suppliers to purchase inventories for varying periods of time. The fuel vendor agreements with suppliers require minimum volume purchase commitments of gasoline, which vary throughout the period of supply agreements and distillates annually. The future minimum volume purchase requirements under the existing supply agreements are based on liters (as converted into gallons herein), with a purchase price at prevailing market rates for wholesale distributions. If the Company fails to purchase the required minimum volume during a contract year, the underlying supplier’s exclusive remedies (depending on the magnitude of the failure) are either termination of the supply agreement and/or an agreed monetary compensation. Based upon the Company’s current and future expected purchases, it does not anticipate incurring penalties for volume shortfalls with isolated de minimis exceptions. As of March 31, 2026, the future minimum gallon volume purchase commitment over the remaining contract duration was 6,492 million gallons.

Contingencies

Environmental Compliance

The United States Environmental Protection Agency and several states have adopted laws and regulations relating to underground storage tanks used for petroleum products. The majority of the states in which the Company does business have trust fund programs with provisions for sharing or reimbursing corrective action or remediation costs.

Management currently believes that substantially all capital expenditures for electronic monitoring, cathodic protection, and overfill/spill protection to comply with existing regulations have been completed. The Company had a total accrued liability as of March 31, 2026 and December 31, 2025 of approximately $24 million and $25 million, respectively, for estimated expenses related to anticipated corrective actions or remediation efforts, including relevant legal and consulting costs. Management believes the Company has no material joint and several environmental liability with other parties. Additional regulations or amendments to the existing regulations could result in future revisions to such estimated expenditures.

Insurance

The Company maintains insurance coverage at levels that are customary and consistent with industry standards for companies of similar size. The Company maintains statutory workers compensation and general liability insurance that each have a deductible of less than $1 million per occurrence and auto liability insurance with a deductible of $1 million per occurrence. As of March 31, 2026, there were a number of outstanding claims that are of a routine nature. The estimated incurred but unpaid liabilities relating to these claims are included in accrued expenses and other current liabilities and other liabilities, non-current for the short-term and long-term portions of the liabilities, respectively, on the condensed consolidated balance sheets. While the ultimate outcome of these claims cannot presently be determined, management believes that the accrued liability of $41 million as of March 31, 2026 and December 31, 2025 will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the Company’s financial position and results of operations.

Legal Matters

From time to time, the Company may become involved in legal proceedings or be subject to claims that arise in the ordinary course of its business. The Company recognizes a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated.

While the outcome of such litigation, proceedings, investigations, or claims is never certain, it is the Company’s opinion after taking into consideration legal counsel’s assessment and availability of insurance proceeds and other collateral sources to cover potential losses, that the ultimate disposition of such matters currently pending or threatened, individually or cumulatively, will not have a material impact on the Company’s condensed consolidated financial position and results of operations.

11. Related Party Transactions

Due from Parent

The Company and Parent have historically had intercompany activity between the Company and Parent and its wholly owned subsidiaries which are considered related-party transactions. The historical balances of the intercompany activity between the Company and Parent have been included in these condensed consolidated financial statements. Certain trade receivables and payables, as well as non-trade receivables and payables, between the Company and Parent are expected to be cash settled upon the completion of the Reorganization and have been presented on a net basis in the condensed consolidated balance sheets as due from Parent. The net effect of the settlement of these cash settled intercompany transactions is reflected within the condensed consolidated statement of cash flows within operating activities. As of March 31, 2026 and December 31, 2025, due from Parent was $9 million and $9 million, respectively.

The remaining trade receivables and payables, as well as non-trade receivables and payables, between the Company and Parent that are not expected to be cash settled upon completion of the Reorganization have been presented within equity in net parent investment. The net effect of the settlement of these forgiven intercompany transactions is reflected within the condensed consolidated statement of cash flows from financing activities as contributions (distributions) and other changes to net parent investment.

Loans due from Parent

The Company has long-term borrowing arrangements with the Parent. The borrowing arrangements with the Parent are primarily for working capital needs and for financing certain acquisitions and have an aggregate principal balance of $1,883 million and $5,566 million as of March 31, 2026 and December 31, 2025, respectively, with maturities from January 2028—December 2030 and a stated rate of SONIA + 6.55% as of March 31, 2026 and December 31, 2025. As of March 31, 2026 and December 31, 2025, $1,352 million and $1,341 million, respectively, is expected to be cash settled through a series of future payments from the Parent utilizing proceeds from expected future divestitures of Parent subsidiaries and is therefore recorded on the Company’s condensed consolidated balance sheets as “loans and interest receivable due from Parent,” within long-term assets. The remaining portion of these borrowings with the Parent have not, and are not expected to be, settled in cash and are therefore reflected in net parent investment. The Company recognized interest income relating to the portion of loans and interest receivable due from Parent expected to be repaid in cash of $33 million and $32 million for the three months ended March 31, 2026 and 2025, respectively.

Transactions with Other Related Parties

Pursuant to the terms of the sale of the majority of its U.K. business to Asda Stores Limited (“Asda”) during the year ended December 31, 2023, the Company recognized certain amounts receivable in relation to purchase price adjustments which have not been received as of March 31, 2026. In addition, as part of the total consideration transferred, the Company entered into an arrangement comprising certain post-completion obligations, including transition services to be provided by the Company and reimbursements of specified costs incurred by the related party which have not been paid as of March 31, 2026. As of March 31, 2026 and December 31, 2025, these items resulted in a net payable balance of $23 million and $23 million, respectively.

12. Subsequent Events

Subsequent events have been evaluated by the Company up to June 12, 2026, the date the condensed consolidated financial statements were issued.

Term Loan B Facilities

In April 2026, the Company priced and allocated a $550 million add-on to its New USD Term Loan Facility. Its margin remained the same at SOFR + 3.25%.

Coen Markets

In March 2026, the Company announced its agreement to acquire Coen Markets, Inc. (“Coen Markets”), a convenience and fuel retailer in the U.S. The acquisition comprises 54 COCO and 20 Other sites along with three New to Industry (“NTI”) COCO locations currently under development. The acquisition was completed on June 1, 2026 at a purchase price of $275.5 million, subject to customary purchase price adjustments.

Ampol’s Acquisition of EG Australia

In June 2026, the Australian Competition and Consumer Commission (“ACCC”) approved Ampol’s acquisition of EG Australia, subject to conditions. The approval requires Ampol to divest 41 retail fuel sites to an ACCC-approved purchaser, and Ampol has entered into a binding agreement to sell these sites to Metro Petroleum. The purchase price is subject to customary adjustments. The divestiture is expected to be completed by June 30, 2026. The proceeds from this transaction are expected to be used by the Parent to repay its loans due to the Company.

Shares

CUMBERLAND FARMS LIMITED

Ordinary Shares

Prospectus

(* in alphabetical order)

BofA Securities*	Goldman Sachs & Co. LLC*	Jefferies

Barclays	J.P. Morgan	Wells Fargo Securities	Deutsche Bank Securities	UBS Investment Bank

BNP PARIBAS	Rabo Securities	TD Securities	Raymond James

   , 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association, which will become effective immediately prior to completion of this offering, provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default, willful neglect or actual fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

We have entered into indemnification agreements with certain of our current directors and executive officers, pursuant to which we agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

Between December 2025 and and the effectiveness of the registration statement, the Registrant effected the Reorganization. In connection with the Reorganization, on March 18, 2026, the Registrant issued 2,391 ordinary shares to EG Finco Limited, its sole shareholder at that date. In connection with the Reorganization, on July 2, 2026, the Registrant issued 2 ordinary shares to EG Group Limited, its sole shareholder at that date. The issuances of such ordinary shares were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, 701, or Regulation S promulgated thereunder. The shares were issued directly by the Registrant and did not involve a public offering or general solicitation.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Memorandum and Articles of Association, to be in effect immediately prior to the consummation of the Offering.

4.1*	Form of Certificate of ordinary shares.

4.2*	Form of Shareholders Agreement.

5.1*	Opinion of Walkers (Cayman) LLP.

10.1*	Form of Indemnification Agreement.

10.2*+	Form 2026 Incentive Award Plan.

10.3#	Syndicated Facility Agreement, dated as of February 10, 2026, by and among EG Finco Limited, EG America LLC, EG Group Limited, the guarantors party thereto, the lenders and issuing banks from time to time party thereto, JPMorgan Chase Bank, N.A. and J.P. Morgan SE, as administrative agent, and Barclays Bank PLC, as syndication agent.

10.4#	Indenture, dated as of November 20, 2023, by and among EG Global Finance PLC, the guarantors party thereto, Deutsche Trustee Company Limited, as trustee, and Barclays Bank PLC, as security agent, Deutsche Bank AG, London Branch, as paying agent, calculation agent and transfer agent, Deutsche Bank Trust Company Americas, as registrar.

21.1*	List of subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, independent registered public accounting firm.

23.2*	Consent of Walkers (Cayman) LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

107	Filing Fee Table.

*	To be filed by amendment.
+	Indicates management contract or compensatory plan or arrangement.
#

The Registrant has omitted schedules and exhibits pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 9. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Charlotte, North Carolina, on this July 2, 2026.

Cumberland Farms Limited

By:	/s/ Russell Colaco
Name:	Russell Colaco
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Russell Colaco and Mark Segal, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Russell Colaco	Chief Executive Officer and Director (Principal Executive Officer)	July 2, 2026
Russell Colaco

/s/ Mark Segal	Chief Financial Officer (Principal Financial Officer)	July 2, 2026
Mark Segal

/s/ Michael Leon Michael Leon	Chief Accounting Officer (Principal Accounting Officer)	July 2, 2026

/s/ Robert Dennis
Robert Dennis	Director	July 2, 2026

/s/Steven DeSutter
Steven DeSutter	Director	July 2, 2026

/s/ Gary Lindsay
Gary Lindsay	Director	July 2, 2026

/s/ Stuart Rose
Stuart Rose	Director	July 2, 2026

/s/ Roland Smith
Roland Smith	Director	July 2, 2026

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Under the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Cumberland Farms Limited, has signed this registration statement or amendment thereto on this July 2, 2026.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ Mark Segal
Name:	Mark Segal
Title:	Chief Financial Officer